As confidentially submitted to the Securities and Exchange Commission on May 20, 2026. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DEVONIAN HEALTH GROUP INC.
(Exact name of registrant as specified in its charter)
Canada (State or other jurisdiction of incorporation or organization)	2833 (Primary Standard Industrial Classification Code Number)	Not applicable (I.R.S. Employer Identification No.)
360 rue des Entrepreneurs,
Montmagny, QC, G5V 4T1
1 (581) 632-0692
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)
CT Corporation System
1015 15th Street N.W., Suite 1000, Washington, D.C., 20005
202-572-3133
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
James Guttman Richard Raymer Dorsey & Whitney LLP 66 Wellington St W, Unit #3400 Toronto, ON M5K 1G8, Canada (416) 367-7370	Dr Andre P. Boulet, PhD Chief Executive Officer Devonian Health Group Inc. 360 rue des Entrepreneurs, Montmagny, QC G5V 4T1, Canada (581) 632-0692	Pierre-Olivier Plante Stein Monast LLP 70 Dalhousie Street, Suite 300, Québec, QC G1K 4B2 Canada (418) 640-4401	Rob Condon Dentons US LLP 1221 Avenue of the Americas New York, New York 10020 (212) 768-6700
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act. Emerging growth company ☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.† ☐
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the United States Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

†
The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION DATED          , 2026
Up to 1,875,000 Common Units, Each Consisting of a Common Share and a Warrant to Purchase One Common Share
Devonian Health Group Inc.

This is a firm commitment public offering of securities of Devonian Health Group Inc. We are offering up to 1,875,000 common units (each a “Common Unit”). Each Common Unit consists of one common share, no par value per share (a “Common Share”), and one warrant (each a “Warrant”). Each Warrant will entitle the holder to purchase one Common Share at an exercise price of USD$     , equal to 125% of the public offering price of one Common Shares, and expire five years from date of issuance.
The offering also includes the Common Shares issuable from time to time upon exercise of the Warrants.
The estimated offering price for the Common Units is expected to be between USD$8.00 and USD$10.00 per Common Unit and for purposes of this registration statement, we have assumed a public offering price of USD$9.00 per Common Unit (which is the midpoint of the estimated range of the public offering price). The final public offering price will be determined through negotiation between us and the representative of the underwriters in the offering and the assumed offering price used throughout this prospectus may not be indicative of the final offering price.
Our Common Shares are listed for trading on the TSX Venture Exchange (the “TSXV”) under the trading stock symbol “GSD” and quoted on the OTCQB® Venture Market (the “OTCQB”) under the stock symbol of “DVHGF”. On            , 2026 the closing price of our Common Shares on the TSXV was CAD$       and on the OTCQB was USD$      . We have applied for listing of the Common Shares and Warrants being offered on NYSE American under the symbol “DHGR” and “DHGRW”, respectively. No assurance can be given that our application will be approved. If our application is not approved, we will not consummate this offering. In addition, we do not intend to apply for the listing of the Common Units on any national securities exchange or other trading market.
We are an “emerging growth company” and a “foreign private issuer” as defined under United States federal securities laws and may elect to comply with reduced public company reporting requirements. Please read Implications of Being an Emerging Growth Company and Foreign Private Issuer Status beginning on page 17 of this Prospectus for more information.
Investing in our securities involves a high degree of risk, including the risk of losing your entire investment. See Risk Factors beginning on page 23 to read about factors you should consider before buying our securities. Neither the United States Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Unit	Total
Public offering price	$	$
Underwriting discounts (7%)(1)	$	$
Proceeds to us, before expenses	$	$

(1)
The underwriting discount does not include a non-accountable expense allowance equal to 1% payable to the underwriter. See Underwriting on page 142 for additional disclosure regarding underwriters’ compensation.

We have granted a 45-day option to the underwriter, exercisable one or more times in whole or in part, to purchase up to an additional 281,250 Common Shares and/or Warrants, representing 15% of the Common Shares and Warrants sold in the offering, solely to cover over-allotments, if any (the “Over-Allotment Option”).
The underwriters expect to deliver the securities to the investors on or about            , 2026.
ThinkEquity
The date of this Prospectus is            , 2026.

Focus:

- *Completion of Clinical Study in Prevention of Radiodermatitis associated to Radiotherapy.*
- *Initiation of Phase 2/3 clinical study in pediatric patients with mild-to-moderate atopic dermatitis.*
- *Thykamine™'s extraction ramp-up.*
- *Preclinical studies related to Thykamine™'s mechanism of action.*

Based on a broad-based platform originating from over 20 years of research

Novel therapeutics for fibroinflammatory diseases

Advanced stage botanical drug candidates

Overview of Thykamine™

- *A 100% natural supra-molecular complex of Thylakoid membrane segments.*
- *A 3-dimensional structure composed of proteins, galactolipids and pigments in a specific ratio.*
- *Ability of SUPREX™ technology to maintain components activities through proprietary/trade secret stabilization process.*

Leaf
Plant Cell
Mitochondrion
Chloroplast
Nucleus
ER
Ribosomes
Fyotplasm
Peroxisome
Peroxisome
Chloroplast
Thylakoid
Membrane
Thylakoid
Thykamine™
Cluster of
pigments

Where Innovation Meets GMP Precision – Thykamine™ Extraction Facility

ABOUT THIS PROSPECTUS
This Prospectus is part of a registration statement on Form F-1 that we filed with the United States Securities and Exchange Commission (the “SEC”). You should read this Prospectus and the related registration statement carefully. This Prospectus and registration statement contain important information you should consider when making your investment decision.
You should rely only on the information that we have provided in this Prospectus and any applicable prospectus supplement. We have not authorized anyone to provide you with different information. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this Prospectus and any applicable prospectus supplement. You must not rely on any unauthorized information or representation. This Prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. You should assume that the information in this Prospectus and any applicable prospectus supplement is accurate only as of the date on the front of the document, regardless of the time of delivery of this Prospectus, any applicable prospectus supplement, or any sale of security.
Except as otherwise indicated, references in this Prospectus to “Devonian,” “Company,” “Corporation,” “we,” “us” and “our” refer to Devonian Health Group Inc. and its consolidated subsidiaries.
Enforceability of Civil Liabilities
We are incorporated under the laws of Canada. Some of our directors and officers named in this Prospectus, are residents of Canada or otherwise reside outside of the United States, and all or a substantial portion of their assets, and all or a substantial portion of our assets, are located outside of the United States. We have appointed an agent for service of process in the United States, but it may be difficult for shareholders who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for shareholders who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. Furthermore, because substantially all of our assets and substantially all of our directors and officers are located outside the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States. There can be no assurance that United States investors will be able to enforce against us, members of the board of directors of the Corporation (the “Board of Directors”), our officers or certain experts named herein who are residents of Canada or other countries outside the United States, any judgments in civil and commercial matters, including judgments under the federal securities laws.
Market, Industry and Other Data
This Prospectus contains estimates, projections and other information concerning our industry, our business, and the markets for our products. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data, and similar sources.
In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in Risk Factors. These and other factors could cause our future performance to differ materially from our assumptions and estimates. See Forward-Looking Statements.
Trademarks
We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This Prospectus also contains additional trademarks, trade names and service marks belonging to other companies. Solely for convenience, trademarks, trade names and service marks referred to in this Prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply a relationship with, or endorsement or sponsorship of us by, these other parties.
Financial Information and Currency
Our financial statements appearing in this Prospectus are prepared in Canadian dollars and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), as described in Note 2 to the consolidated financial statements for the fiscal year ended July 31, 2025.
Unless otherwise indicated, all references in this Prospectus to “$” or “CAD$” are to Canadian dollars and all references to “USD$” or “US$” are to United States dollars.
Reverse Split
In connection with our application to list our Common Shares on NYSE American, we effected a one for sixty (1-for-60) reverse stock split of our Common Shares on January 22, 2026 (the “Reverse Split”). Accordingly, all shareholders of record at the opening of business on January 22, 2026, received one issued and outstanding post-Reverse Split Common Share of the Company in exchange for 60 outstanding pre-Reverse Split Common Shares of the Company. No fractional shares were issued in connection with the Reverse Split. All fractional shares created by the Reverse Split were rounded to the nearest whole number of Common Shares, with any fractional interest representing 0.5 or more Common Shares entitling holders thereof to receive one whole Common Share. At the opening of business on January 22, 2026, we had 2,765,729 outstanding Common Shares. Effective on the date of the Reverse Split, the exercise price and number of Common Shares issuable upon the exercise of outstanding stock options were proportionately adjusted to reflect the Reverse Split. The outstanding common share purchase warrants and restricted share units have also been adjusted for the Reverse Split. While the number of warrants issued and outstanding has not changed as a result of the Reverse Split, the conversion rate for each warrant was adjusted from one Common Share to 0.01667 Common Share.

PROSPECTUS SUMMARY
This summary highlights certain information contained elsewhere in this Prospectus. This summary does not contain all of the information that may be important to you. You should read and carefully consider the following summary together with the entire Prospectus, including the sections of this Prospectus entitled “Risk Factors” and “Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes included elsewhere in this Prospectus, before deciding to invest in our securities.
OVERVIEW
We are a biopharmaceutical company focused on developing and commercializing immunomodulatory treatments for inflammatory diseases with high unmet medical needs. Our current portfolio is comprised of treatment candidates with significant potential to address immune-mediated inflammatory diseases. Although inflammation is at the root of several known chronic health conditions1,2,3, we focus on conditions in the areas of dermatology, gastroenterology, hepatology and fibrosis. We have developed a portfolio of patented cosmetic products and are looking for a partner for its commercialization, however, we will primarily be focusing on advancing our therapeutic research and development (“R&D”) pipeline.
In the context of fibrosis, it is well established that the pathological process arises as a consequence of chronic inflammation, wherein activated fibroblasts — synthesize and deposit excessive amounts of extracellular matrix-forming scar tissue and inducing tissue remodeling. This progressive fibrogenic response can affect multiple organs, including the liver, kidneys, skin, gastrointestinal system and lungs, ultimately culminating in organ dysfunction and failure. Strikingly, it is estimated that approximately 45% of mortality in the United States is attributable to fibrotic diseases4,5.
Given this substantial clinical and socioeconomic burden, there is a critical need for therapeutic interventions that can modulate the inflammatory and immune pathways upstream of fibrogenesis: the fibroinflammatory axis of diseases. In this context, we are investigating the potential of Thykamine™, a compound with demonstrated anti-inflammatory and immunomodulatory properties, to suppress the initiation and progression of fibrosis or potentially induce the reversal of established fibrosis.
Our strategy is to identify and develop treatments against validated biological targets in inflammation and fibrosis that deliver a differentiated clinical profile that addresses major shortcomings of existing therapies in our targeted indications. We believe this strategy positions us to accelerate the development of our immunomodulatory drug candidate, targeting a significant and underserved market with inflammatory diseases. By addressing a critical innovation gap with a scalable therapeutic platform, we aim to maximize our probability of technical success.

1
Reference: Chen L., Deng H., Cui H., et al. Inflammatory responses and inflammation associated diseases in organs. Oncotarget, 9 (6):7204-7218, 2017.

2
Reference: Hunter P. The inflammation theory of disease. EMBO, 13(11):968-970, 2012.

3
Reference: Bennett JM, Reeves G, Billman GE and Sturmberg JP. Inflammation-Nature’s way to efficiently respond to all types of challenges: Implications for understanding and managing the epidemic of chronic diseases. Frontier in Medicine, Vol 5: art 318, 2018.

4
Reference: Bhattacharya M and Ramachandran. Immunology of human fibrosis. Nature Immunology, vol 24: 1423-33, 2023.

5
Reference: Antar SA, Ashour NA, Marawan ME et al. Fibrosis: Types, Effects. Markers, Mechanism for Disease Progression, and its Relation with Oxidative Stress, Immunity, and Inflammation. J. Mol. Sci. 24,2023Int.

Thykamine™ : Therapeutic Pipeline

DERMATOLOGY REG 510k	PRECLINICAL	PROSPECTIVE PERFORMANCE CLINICAL STUDY
Radiodermatitis	→	◆

DERMATOLOGY	PRECLINICAL	PHASE 1	PHASE 2	PHASE 3
Atopic dermatitis - pediatric	→	→	◆◆◆	
Atopic dermatitis - adult	→	→	→	

GASTROENTEROLOGY	PRECLINICAL	PHASE 1	PHASE 2	PHASE 3
Ulcerative colitis	→	→	◆◆	
Eosinophilic esophagitis	→ ★			

LIVER/FIBROSIS DISEASES	PRECLINICAL	PHASE 1	PHASE 2	PHASE 3
MASH	→ ★★			
Fibrosis	→ ★★			

* Mucoadhesive Formulation Development ** Differentiating Preclinical Work ◆ Medical Device Regulation ◆◆ Phase 2a completed ◆◆◆ Phase II/III

Devonian’s clinical development pipeline is strategically structured to address high-value therapeutic opportunities leveraging our proprietary botanical drug platform, with Thykamine™ as our lead investigational product. Our approach is designed to deliver novel, safe, and effective therapies for inflammatory conditions with high unmet medical need, while maximizing clinical and commercial value across multiple indications.
Within our Thykamine™ pipeline, we have prioritized two lead programs: the prospective performance clinical study in radiodermatitis prevention and the Phase 2/3 clinical trial in mild-to-moderate atopic dermatitis in children.
While these programs will be our primary focus, we will continue to actively pursue financing and strategic partnership opportunities to support the advancement of our broader Thykamine™ portfolio, including the Phase 3-ready program in mild-to-moderate atopic dermatitis in adults, the planned Phase 2b study in mild-to-moderate ulcerative colitis (“UC”), and our preclinical programs in eosinophilic esophagitis and MASH.
Radiodermatitis Trial
Radiodermatitis is a common and often debilitating complication of radiation therapy in oncology patients. It can lead to dose interruptions, reduced Quality of Life (“QoL”), and increased healthcare costs. There are currently no FDA-approved drugs specifically indicated for its prevention or treatment.
A topical cream such as Thykamine™ would follow the regulatory pathway applicable to medical devices rather than drugs. In the United States, medical devices are regulated by the FDA’s Center for Devices and Radiological Health (CDRH). Unlike pharmaceutical products, medical devices are generally not approved through a New Drug Application (NDA) but instead cleared or approved through device-specific pathways.
For products that are considered moderate-risk and have a suitable predicate device, the most common route is the 510(k) premarket notification, where a manufacturer must demonstrate that the device is substantially equivalent to an existing legally marketed device. Devices for which no predicate exists, but which are still considered moderate risk, may follow the De Novo pathway. High-risk devices typically require Premarket Approval (PMA), which involves providing clinical data to demonstrate safety and effectiveness.
Medical device clinical studies are generally designed to support performance, safety, and intended use claims, rather than to demonstrate drug-like pharmacological activity. As a result, development timelines may be shorter than for pharmaceutical products.
Building on in vitro findings that demonstrate Thykamine™’s protective properties against UVA and UVB-induced skin damage, we are planning a prospective performance clinical study to evaluate a Thykamine™ formulation for the prevention of radiodermatitis associated with radiation therapy in breast cancer treatment. The multicenter, randomized, double-blinded study is designed to monitor adverse events and efficacy of a new Thykamine™ formulation, compared to Glaxal Base, in the prevention of radiodermatitis associated to Radiotherapy. It is expected to enroll approximately 150 adult patients with stage I–III breast cancer who have undergone mastectomy or breast-conserving surgery and are scheduled to receive external beam radiotherapy to the breast and regional lymphatic areas. Participants will be randomized in a 1:1 ratio to receive either Thykamine™ cream 0.1% or Glaxal Base cream, a commonly used moisturizing cream, as comparator. Study treatment will be applied three times daily to irradiated skin areas throughout the radiotherapy treatment period and will continue for five weeks following completion of radiotherapy. Patients will be evaluated at baseline, weekly during radiotherapy, and during follow-up visits for up to five weeks after completion of radiation treatment. Monitoring for adverse events will be conducted throughout the study period. The primary endpoint of the study is time to development of Common Terminology Criteria for Adverse Events (“CTCAE”) Grade ≥2 radiodermatitis from the start of radiotherapy through five weeks following completion of treatment.
Secondary endpoints include several clinical and patient-reported outcomes related to skin toxicity and patient experience, including: Proportion of patients developing CTCAE Grade ≥2 radiodermatitis, Maximum and cumulative CTCAE radiodermatitis scores, Patient-reported pain assessed using a visual analogue scale, Patient satisfaction with treatment assessed using a Likert scale, Southampton Wound Assessment, Incidence and severity of adverse events to evaluate tolerability. The study will be conducted in Canada with corresponding results expected within the next 12 months following the initiation of the study.
Atopic Dermatitis in Pediatric Population (Phase 2/3)
We are also prioritizing the advancement of Thykamine™ in a Phase 2/3 clinical trial for the treatment of atopic dermatitis (“AD”) in the pediatric population. AD is associated with significant discomfort, sleep disturbances, and long-term psychosocial impact. Current treatments may carry concerns related to immunosuppression or skin atrophy, especially in young children. Thykamine™, with its properties derived from a botanical source, offers a non-steroidal alternative. Preliminary studies have demonstrated promising signals of efficacy and excellent tolerability, justifying advancement into late-stage development.
We plan to initiate a 12-week Phase 2/3 clinical study of a topical formulation of Thykamine™ for the treatment of pediatric AD or eczema (for 3 months up to 17 years old). Upon regulatory approval, we intend to initiate the phase 2 part of the study which is expected to be completed within the following 18 months.
Expansion Opportunities
Beyond the two lead programs, Devonian has identified additional high-potential indications for future clinical development, based on Thykamine™’s broad pharmacological profile:
In the area of Gastroenterology, based on adequate funding levels, the Company could conduct a Phase 2b clinical study in mild-to-moderate distal UC with an oral formulation. Such formulation is expected to be developed over the next 24 months. In the future, the Company is also planning to conduct a Phase 2 clinical study for the treatment of Eosinophilic Esophagitis (“EoE”) with a mucoadhesive oral formulation. The protocols design has not been finalized at this time.
In the area of Liver Disease, specifically Metabolic Dysfunction-associated Steatohepatitis (“MASH”), our near-term strategy involves conducting additional preclinical studies to bridge Thykamine™’s observed effects from mouse models to human biology. Positive outcomes from these studies would support the advancement of Thykamine™ into a Phase 2 clinical trial for Liver Disease using an oral formulation.

In the field of fibrosis, anti-fibrotic effects of Thykamine™ have been demonstrated in the MASH mouse model. These effects were evident not only through modulation of specific fibrosis-related biomarkers but also via the downregulation of several pro-fibrotic genes. Our near-term strategy is to validate these findings in the same model with an expanded panel of fibrosis- and inflammation-associated genes, while also exploring whether Thykamine™ exerts similar modulatory effects in additional disease models.
Market Opportunity for Thykamine™ in Inflammation:
Autoimmune inflammatory diseases such as rheumatoid arthritis, AD, asthma, multiple sclerosis, psoriasis, inflammatory bowel disease (“IBD”) affect hundreds of millions of individuals globally each year, significantly impacting QoL and overall physical, functional, and emotional well-being.6 These conditions are also frequently associated with substantial comorbidities. While a range of approved treatments is available, there remains a significant unmet need due to limitations of existing therapies — such as modest response rates, adverse side effects, poor patient adherence, restrictions on application sites, and limitations on duration of use.
Given the limitations of Corticosteroids, other topical therapies, biologics, and systemic treatments, we believe that patients with inflammatory conditions are often dissatisfied with their current options. This highlights a significant opportunity to leverage advancements in other fields of medicine, particularly inflammation and immunology, to address the pressing need for effective and long-lasting treatments for immuno-inflammation.
We believe Thykamine™ along with its proven potency is well tolerated, and offers promising potential to meet the significant need for innovative treatments. By modulating cytokines and down-regulating gene expression-related to inflammatory diseases, Thykamine™ could provide substantial symptomatic improvement while demonstrating low toxicity or side effects. Furthermore, Thykamine™ shows promise as a chronic-use therapy suitable for long term applications.
Atopic Dermatitis (Eczema)
Thykamine™ is in Phase 2 for AD, also known as atopic eczema, which is a chronic, relapsing inflammatory skin disorder that primarily affects children but can persist in or develop during adulthood. It is characterized by pruritus, skin barrier dysfunction, and a complex interplay of genetic, environmental, and immunologic factors. The condition poses a substantial global health burden due to its high prevalence, early onset, and impact on QoL.
According to recent data from the Centers for Disease Control and Prevention (“CDC”), the prevalence of AD in U.S. children aged 0 – 17 years is approximately 10.8%, with the highest rates observed in children aged 6 – 11 years (12.1%).7
In adults, The National Center for Health Statistics reports that approximately 7.7% of U.S. adults have a history of eczema.8
Globally, AD affects 15 – 30% of children and 2 – 10% of adults, with higher rates seen in high-income, industrialized countries.9 The prevalence has increased significantly over the past few decades.
The majority of AD cases begin in early life. It is estimated that 60% of cases develop before the age of 1, and 85 – 90% occur by age 5.7 Although many children experience improvement or resolution of symptoms, 20 – 50% continue to have persistent or relapsing disease into adulthood. Adult-onset AD is also recognized but may differ in distribution and trigger factors compared to childhood AD.
AD significantly impacts QoL through persistent itching, disrupted sleep, and visible skin lesions that may lead to psychological distress, anxiety, or depression. In children, it contributes to school absenteeism,

6
Reference: Global, regional, and national incidence of six major immune-mediated inflammatory diseases: findings from the global burden of disease study 2019. eClinical Medicine- Part of Lancet Discovery Science, 64, Oct 2023.

7
Reference: CDC. National Health Interview Survey. Data Brief No. 459, 2023.
https://www.cdc.gov/nchs/products/databriefs/db459.htm.

8
Reference: CDC. Adult Eczema Prevalence. Data Brief No. 460, 2023. https://www.cdc.gov/nchs/products/databriefs/db460.htm.

9
Reference: Weidinger, S., Novak N, Atopic Dermatitis, The Lancet, 387 (100023) : 1109-112, 2016.

and in adults, to reduced work productivity. Severe cases often require long-term medical care and are associated with a substantial economic burden due to direct healthcare costs and lost productivity.10
According to U.S. survey data, approximately 67% of children with AD have mild disease, 26% have moderate disease, and 7% experience severe forms, which are characterized by widespread lesions, intense pruritus, and disrupted sleep.7 Although topical corticosteroids (“TCS”) and calcineurin inhibitors are the cornerstone of treatment, their long-term use is constrained by safety concerns, particularly for infants and young children. Moreover, adherence challenges, tolerability issues, and apprehension regarding steroid exposure11 underscore a significant unmet need for safe, effective, and well-tolerated alternatives suitable for chronic use in this population.
We estimate that the addressable market for a novel treatment targeting mild to moderate pediatric AD in patients aged 3 months and older includes approximately 7 to 8 million children in the U.S. Among these, a significant proportion of about 30% are inadequately managed with existing therapies12,13 or qualify for steroid-sparing treatment options. This defines a serviceable U.S. market of roughly 2 to 3 million children with an unmet need for better solutions.
Considering the chronic and relapsing nature of AD in early childhood, alongside the demand for non-steroidal, long-term treatment options, we believe a safe and effective novel therapy could achieve widespread adoption among pediatricians, dermatologists, and caregivers. Drawing on current pricing benchmarks for topical and systemic therapies in dermatology, management estimates that the U.S. market opportunity for a novel pediatric AD drug catering to this population exceeds USD$1.5 billion annually, with substantial growth potential driven by rising awareness, earlier diagnoses, and increased treatment rates. In 2024, adults represented 56.5% of global therapy while the pediatric cohort is the fastest-growing segment at a 12.1% compound annual growth rate (“CAGR”).14
Our objective is to position Thykamine™ as a leader in the pediatric AD market by catering to this large, underserved population. A randomized, double-blind, vehicle-controlled Phase 2 trial evaluated Thykamine™ cream in 162 adults with mild-to-moderate AD. Patients received Thykamine™ 0.05%, 0.10%, or 0.25 % twice daily for four weeks. The primary endpoint — IGA “clear” or “almost clear” with ≥ 2-grade improvement at Day 29 — was achieved by 30.8 % of subjects in the 0.10 % group versus 6.7 % with vehicle (p = 0.014), establishing statistically significant efficacy at that dose. Improvements in body-surface-area involvement, pruritus, and Patient-Oriented Eczema Measure (“POEM”) QoL scores were also significant, with onset as early as Day 7. All Thykamine™ concentrations were well tolerated, with AEs comparable to placebo and no drug-related serious events. The 0.10 % formulation demonstrated the best balance of efficacy and tolerability. Based on the efficacy results and tolerability profile observed in a Phase 2 clinical study of Thykamine™ in adults with mild-to-moderate atopic dermatitis, together with primary research conducted among pediatric dermatologists, we believe that Thykamine™ has characteristics that may support its potential development for use in young children. However, Thykamine™ has not been evaluated in pediatric patients, and its tolerability and efficacy in such populations have not been established.
In early 2025, Devonian commission primary market research conducted by Spinnaker Life Sciences Strategy Consulting LLC with physicians in the United States who are high prescribers of pediatric AD. The results of this research suggested a strong interest and willingness by high prescribing physicians to prescribe Thykamine™ for pediatric AD, if approved by the United States Food and Drug Administration (“FDA”).15

10
Reference: Gard N, Silverberg JI, Epidemiology of childhood atopic dermatitis. Clinics in Dermatology, 33 (3): 281-288, 2015.

11
Reference: Christensen MO, Sieborg J, Nymand LK. Et al. Prevalence and clinical impact of topical corticosteroid phobia among patients with chronic hand eczema — Findings from the Danish Skin Cohort. J Am Acad Dermatol, 91 (6): 1094-1103, 2024.

12
Reference: Smith T. Inadequate Eczema Control Observed in 30% of Patients on Topicals, Systemic Therapies. HCP Live, September, 2024.

13
Reference: Anderson P, Austin J, Lofland JH et al. Inadequate Disease Control, Treatment Dissatisfaction, and Quality-of-Life Impairments Among US Patients Receiving Topical Therapy for Atopic Dermatitis. Dermatol Ther, 11: 1571-1585, 2021.

14
Reference: Mordor Intelligence, AD Market Size & Share Analysis — Growth Trends & Forecasts (2025 – 2030): https://www.mordorintelligence.com/industry-reports/atopic-dermatitis-market, 2025.

15
Reference: Thykamine™ Opportunity Assessment In Pediatric Atopic Dermatitis-Physician research, Spinnaker Life Sciences Strategy Consulting LLC, March 12, 2025. Data on file, Devonian Health Group Inc.

Radiodermatitis
We are at the key stage of development in Radiodermatitis which is a common and often debilitating side effect of radiation therapy, impacting a significant proportion of cancer patients undergoing treatment. It is characterized by erythema, desquamation, pain, and, in severe cases, ulceration and infection. An estimated 85 – 95% of cancer patients receiving radiation therapy will develop some form of radiodermatitis.16,17,18 Radiodermatitis progresses as a continuous cycle during treatment. Each cycle of radiotherapy leads to additional tissues damage. Radiodermatitis has a profoundly negative impact on patient’s QoL.19,20,21 Despite its prevalence, a gold standard does not exist for Radiodermatitis prevention and management. Many of the currently used interventions are often based upon anecdotal evidence, poorly powered studies, or physician preferences.22
According to the American Cancer Society23, approximately 2 million new cancer cases were expected to be diagnosed in the U.S. in 2024. Clinical practice data indicate that 50 – 60% of these patients will receive radiotherapy at some point during their treatment journey, either curative or palliative in intent. This corresponds to approximately 1 to 1.2 million individuals treated with radiotherapy annually in the U.S. alone.24
Globally, cancer incidence has reached approximately 20 million new cases per year, based on estimates from the World Health Organization and the International Agency for Research on Cancer. The proportion of patients indicated for radiotherapy remains consistent with U.S. trends — about 50 – 60%. This suggests that 10 to 12 million cancer patients worldwide undergo radiotherapy annually.25
Beyond its clinical manifestations, radiodermatitis has a profound impact on patients’ QoL26,27 Many patients report intense physical discomfort, including burning, itching, and pain. Visible damage to the skin, especially when affecting cosmetically sensitive areas such as the face, neck, or chest, often leads to psychological distress, body image issues, and social withdrawal. For some, the condition also limits their ability to perform basic activities such as dressing, bathing, or moving without pain. Patient-reported outcomes consistently place radiodermatitis among the most bothersome side effects of radiotherapy, in some cases ranking it even above fatigue or nausea.
Radiodermatitis can also interfere with the continuity and effectiveness of cancer treatment.28,29 Radiotherapy regimens are designed to deliver consistent daily doses over several weeks, and

16
Reference: Singh M., Alavi A., Wong R., Akita S. Radiodermatitis: A Review of Our Current Understanding. Am J Clin Dermatol 17:277-292, 2016.

17
Reference: Salvo N, Barnes E, Draanen JV, et al. Prophylaxis and Management of Acute Radiation-Induced Skin Reactions: A Systematic Review of the Literature. Current Oncology, 17 (4): 94-112, 2010.

18
Reference: Ryan JL. Ionizing Radiation: The Good, the Bad, and the Ugly. J Invest Derm. 132: 985-993, 2012.

19
Reference: Borm KJ., Schiller K., Asadpour R., and Combs SE. Complementary and Alternative Medicine in Radiotherapy. A comprehensive Review. Topics in Magnetic Resonnace Imaging. Vol. 29 (3), 149-156, 2020.

20
Reference: Fuzissaki MA., Paiva CE., de Oliveira AA., et al. The Impact of Radiodermatitis on Breast Cancer Patients’ Quality of Life during Radiotherapy:A Prospective Cohort Study. J. of Pain and Symptom Management, Vol 85 (1), 92-100, 2019.

21
Reference: Beamer LC and Grant M. Skin-related Quality of Life among Midwest US Community-based Women with Breast Cancer Experiencing Radiodermatitis. Asia-Pacific J. Oncology Nursing, 6, 50-56, 2018.

22
Reference: Singh M., Alavi A., Wong R., Akita S. Radiodermatitis: A Review of Our Current Understanding. Am J Clin Dermatol 17:277-292, 2016.

23
Reference: Siegel RL, Giaquinto AN and Jemal A, Cancer statistics, 2024. CA Cancer J Clin, 74:12-49, 2024.

24
Reference: Delaney G, Jacob S, Featherstone C, and Barton M. The Role of Radiotherapy in Cancer Treatment — Estimating Optimal Utilization from a Review of Evidence-Based Clinical Guidelines. Cancer, 104 (6): 1129-1137, 2005.

25
Reference: Sung H, Ferlay J, Siegel Rl, et al. Global Cancer Statistics 2020: GLOBOCAN Estimates of Incidence and Mortality Worldwide for 36 Cancers in 185 Countries. CA Cancer J Clin, 71: 209-249, 2021.

26
Reference: Fuzissaki MA, Paiva CE, de Oliveira MA, et al. The Impact of Radiodermatitis on Breast Cancer Patients’ Quality of Life During Radiotherapy: A Prospective Cohort Study. J Pain and Symptom Management, 58 (1): 92-99, 2019.

27
Reference: De Macedo Rocha D, Pedrosa AO, de Oliveira AC, et al. Predictors and Quality of Life in patients with radiodermatitis: a longitudinal study. Acta Paul Enfem, 34: eAPE01063.

28
Reference: Bastos LJD, Lanzillotti RS, Brandao MAG, et al. Radiodermatitis: severity, predictive factors and discontinuation of radiotherapy in patients with anal and rectal cancer. Rev Esc Enferm USP, 56: e20210378.

interruptions — whether due to pain, infection, or skin breakdown — can reduce the treatment’s efficacy. Missed fractions or prolonged treatment timelines have been associated with decreased local control rates and poorer overall outcomes.
The economic burden associated with radiodermatitis is also significant, though often underrecognized. A systematic review highlighted the considerable variability in healthcare resource use and costs associated with managing radiotherapy-induced adverse effects, including radiodermatitis. For instance, the cost for treating mucositis ranged from USD$2,949 to USD$17,244, indicating a significant economic burden.30
There are no approved drugs specifically for prevention of radiodermatitis. Most current interventions include topical steroids (off-label), moisturizers, wound dressings, or anecdotal practices.
A first-in-class drug with proven efficacy in preventing Grade 2+ reactions, maintaining treatment adherence, and improving patient comfort could quickly establish category leadership in a blue ocean market.
Building on in vitro findings that demonstrate Thykamine™’s protective properties against UVA and UVB-induced skin damage31, we believe Thykamine™ can be developed to address this need, aiming to become the first FDA-approved therapy for radiodermatitis. As a protective formulation, we intend to file under the medical device regulation pathway (510K) limiting the development to one pivotal clinical study for approval. With a differentiated mechanism of action, Thykamine™ could offer a versatile solution across various cancer types and radiation regimens.
The pathogenesis of radiodermatitis involves a combination of direct radiation injury and a subsequent inflammatory response, affecting cellular elements in the epidermis, dermis, and vasculature. The energy from the initial dose of ionizing radiation during radiation therapy produces immediate tissue damage via the production of secondary electrons and reactive oxygen species (“ROS”) that attack cellular structures.
One of the most studied therapies targeting the oxidative pathway is topical superoxide dismutase. Superoxide dismutase scavenges ROS in addition to acting as an anti-inflammatory. Numerous studies, both in vitro and in vivo, have shown success with the use of topical superoxide dismutase for the regression of skin fibrosis and mitigation of acute radiodermatitis with little to no side effects, though there is a need for placebo-controlled trials.
We believe that the effect of Thykamine™ on ROS could protect the skin against radiation injury. We have therefore developed a special formulation of Thykamine™ as a topical product intended to be applied to the skin prior to radiation therapy with the goal of reducing or preventing radiodermatitis. We intend to pursue regulatory clearance of this product in the United States under the FDA’s medical device pathway (510(k)).
We believe the 510(k) pathway may be available because FDA has previously cleared several topical barrier-forming products intended to protect the skin from external irritants or damage. Examples include:
•
3M Cavilon™ Advanced High Endurance Skin Protectant (K153571) — a transparent, breathable film barrier designed to protect intact or damaged skin.

•
Skin Barrier Film (Lodestar, K092712) — a liquid bandage device classified under 21 CFR 880.5090 for skin protection.

•
Mölnlycke Mepitel® (K984371) — a semi-occlusive silicone dressing used to protect skin and wounds.

These cleared products demonstrate that FDA has recognized barrier-forming skin protectants as medical devices. Devonian intends to reference FDA-cleared and marketed cream devices for skin protection as a potential predicate device in support of the regulatory pathway for Thykamine™’s new formulation for radiodermatitis; however, the FDA has not yet reviewed or agreed to this approach.

29
Reference: Sherman DW, The need for a holistic guide to prevent and manage radiation dermatitis in patients’ with breast cancer: a case report. Trans Breast Cancer Res 5 :17, 2024.

30
Reference: Chen YH, Molenaar D, Uyl-de Groot CA et al. Medical Resource Use and Medical Costs for Radiotherapy-Related Adverse Effects: A Systematic Review. Cancer, 14(10): 1-17, 2022.

31
Reference: Ultraviolet (UV) — Protection in a hairless mice model. Phipps J., Steacie Institute for Molecular Science, Ottawa, Canada, 1991. Report on file at Devonian Health Group Inc.

We have not yet held formal discussions with the FDA regarding this regulatory approach. We plan to seek FDA feedback through the pre-submission process to confirm whether the 510(k) pathway is acceptable. There can be no assurance that FDA will concur with our approach. If FDA requires us to pursue approval under the drug development pathway rather than the device pathway, we would likely be required to conduct additional clinical trials and face longer development timelines and higher costs, which could adversely impact our development plans for this indication.
Ulcerative Colitis
Based on adequate funding levels, we could conduct a Phase 2b clinical study in mild-to-moderate distal UC. UC is a chronic IBD characterized by inflammation of the colon and rectum. It leads to symptoms such as abdominal pain, diarrhea, and bleeding. The exact cause is unknown, but it involves an abnormal immune response. UC can significantly impact a patient’s QoL and often requires long-term management.
The market opportunity for a novel therapy targeting mild-to-moderate UC is considerable, both in the United States and globally. This is primarily due to the high prevalence of the disease, limitations of current treatment options, and a significant unmet need for safe, effective, and convenient therapies.
In the United States, UC affects approximately 1.25 million individuals, with a prevalence of 378 cases per 100,000 people. Globally, the prevalence of UC is estimated at around 5 million cases. Notably, about 60 – 70% of UC patients present with mild-to-moderate disease, representing a substantial segment of the patient population that could benefit from improved therapeutic options.32
Current treatments for mild-to-moderate UC primarily include 5-aminosalicylic acids (5-ASAs) and corticosteroids. While 5-ASAs are often used as first-line therapy, many patients do not achieve sustained remission. Corticosteroids, though effective for inducing remission, are associated with significant side effects and are not suitable for long-term use. This treatment gap underscores the need for new therapies that are both effective and have a favorable safety profile.
The global market for UC treatments was valued at approximately USD$8.2 billion in 2024 and is projected to reach USD$12.5 billion by 2033, growing at a CAGR of 4.82%. In North America alone, the UC market accounted for USD$3.3 billion in 2022, with expectations of significant growth due to increasing disease prevalence and advancements in treatment options.33,34
Despite the availability of advanced therapies, many patients with UC fail to respond adequately, highlighting a persistent unmet medical need. Patients often seek treatments that not only control symptoms but also improve QoL and are convenient to administer. The demand for oral therapies is high, as they offer ease of use compared to injectable biologics.35,36
Given these factors, the introduction of a new, effective, and safe oral therapy for mild-to-moderate UC could capture a significant share of the market. Assuming a target population of approximately 600,000 to 700,000 patients in the U.S. alone, even a modest market penetration could translate into substantial revenue. For instance, if 20 – 30% of these patients adopt a new therapy priced at USD$5,000 to USD$15,000 annually, the U.S. market opportunity could range from USD$1.1 to USD$1.5 billion per year. Globally, with an

32
Reference: Le Berre C, Honap S and Peyrin-Bisouket L. Ulcerative Colitis, Lancet, 402(10401): 571-584, 2023.

33
Reference: Ulcerative Colitis Market Report by Type (Mild UC, Moderate UC, Severe UC), Disease Type (Ulcerative Proctitis, Proctosigmoiditis, Left-sided Colitis, Pancolitis or Universal Colitis, Fulminant Colitis), Molecule Type (Small Molecules, Biologics), Drug Type (Anti-Inflammatory Drugs, Anti-TNF Biologics, Immunosuppressant, Calcineurin Inhibitors, and Others), Route of Administration (Oral, Injectable), Distribution Channel (Hospital Pharmacies, Retail Pharmacies, Drug Store, and Others), and Region 2025-2033, imarc, 2024.

34
Reference: Ulcerative Colitis Market Research Report Information By Type (Ulcerative Proctitis, Proctosigmoiditis, Left-Sided Colitis, Pancolitis or Universal Colitis, and Fulminant Colitis), By Medication (5-Aminosalicylates, Steroids, Purine Analogs, Immunomodulators, and Biologics), And By Region (North America, Europe, Asia-Pacific, And Rest Of The World) — Market Forecast Till 2034. Market Research Future, May 2025.

35
Reference: Afzali A, Lukanova R, Hennessy F, et al. Unmet Needs in Real-World Advanced Therapy-Naïve and -Experienced Patients with Moderately to Severely Active Ulcerative Colitis in the United States. Adv Ther, 40: 4321-4338, 2023.

36
Reference: Hodgkins, P., Swinburn, P., Solomon, D. et al. Patient Preferences for First-Line Oral Treatment for Mild-to-Moderate Ulcerative Colitis. Patient 5, 33-44, 2012.

estimated 3 to 4 million patients with mild-to-moderate UC, the market potential could exceed USD$7.5 billion annually.
We believe a novel oral therapeutic, such as Thykamine™, with a differentiated mechanism of action, improved tolerability, and durable efficacy, has the potential to address this underserved segment effectively. We have already completed a Phase 2a, proof-of-concept, study, of Thykamine™ in the form of a rectal enema in patients with active mild-to-moderate left distal mild-to-moderate UC.37,38 The results demonstrated Thykamine™ has a fast onset of action and was well tolerated. Although the Phase 2a study was not statistically powered to show a difference vs Placebo in efficacy, the magnitude of effect (separation vs placebo) was large enough with 2-week duration of treatment, Thykamine™ rectal enema resulted in statistically significant and marked reductions in Fecal lactoferrin (“FL”) and rectal bleeding (p < 0.05). Based on adequate funding levels, we could conduct a Phase 2b clinical study in mild-to-moderate distal UC. Our strategy is to reformulate Thykamine™ as an oral medication and to position the product as a first- or second-line treatment option for this patient population.
Eosinophilic Esophagitis
EoE is a chronic, immune-mediated inflammatory disease of the esophagus characterized by eosinophil infiltration, leading to symptoms such as dysphagia, food impaction, and esophageal remodeling.
The prevalence of EoE has been increasing over the past few decades. Recent data indicate a prevalence of approximately 1 in 700 individuals in the United States, with higher rates observed in children and young adults. EoE is more common in males and is often associated with other atopic conditions such as asthma, eczema, and food allergies.39,40
Management of EoE includes dietary modifications, pharmacologic therapies, and, in some cases, endoscopic interventions. Proton pump inhibitors (“PPIs”) are often used as first-line therapy and can induce histologic remission in some patients. Topical corticosteroids, such as budesonide and fluticasone, administered as oral viscous solutions or swallowed inhalers, are effective in reducing eosinophilic inflammation. Budesonide oral suspension (“Eohilia”) has been approved by the FDA for short-term treatment of EoE in individuals aged 11 years and older.41,42 Dupilumab, a monoclonal antibody targeting interleukin-4 receptor alpha, has been approved for the treatment of EoE in patients aged 12 years and older. Clinical trials have demonstrated its efficacy in reducing eosinophilic inflammation and improving symptoms.43 Other biologics, such as cendakimab (anti-IL-13 monoclonal antibody), are under investigation and have shown promise in early clinical trials.44
The commercial potential for therapies targeting EoE is substantial. In 2023, the EoE treatment market across the seven major pharmaceutical markets (United States, EU5, and Japan) was valued at approximately USD$896.3 million. Projections indicate a significant growth trajectory, with the market expected to reach USD$7.6 billion by 2034. This robust growth is primarily attributed to advancements in diagnostic

37
Reference: A 2-Week Exploratory Randomized, Double-Blind, Parallel- Group, Dose-Ranging, Placebo-Controlled Safety, Tolerability, Biomarker and Efficacy Clinical Study of Pur 0110 Rectal Enema in Mild-to-Moderate Distal Ulcerative Colitis, Integrated Report prepared by Focus Clinical Drug development GMBH for PurGenesis Technologies Inc. dated July 17, 2013. Report on file at Devonian Health Group Inc.

38
Reference: Supplementary Clinical Study Report for Additional Statistical Analysis Plan Pre-specified and Post Hoc Analyses — Supplement to the 2-Week Integrated Clinical Study Report — Prepared by Biopharmatech Consulting, Inc. for Devonian Health Group, Inc., dated December 9, 2015. Report on file at Devonian Health Group Inc.

39
Reference: Kumar S, Choi SS and Gupta SK. Eosinophilic esophagitis: current status and future directions. Pediatric Research, 88:534-347, 2020.

40
Reference: Curtis L. What To Know About Eosinophilic Esophagitis (EoE). Health, Jan 2025.

41
Reference: Madorno C. How Eosinophilic Esophagitis Is Treated. Verywell health, Eosinophillic Esophagitis Guide, May 2024.

42
Reference: Dellon ES. New drug approvals are reshaping the landscape of Eosinophilic Esophagitis (EoE) treatment. UNC School of Medicine, Department of Medicine, Gastroenterology and Hepatology, Feb 2024.

43
Reference: Dellon ES, Rothenberg ME, Collins MH et al. Dupilumab in Adults and Adolescents with Eosinophilic Esophagitis. N Engl J Med, 387:2317-2330, 2022.

44
Reference: Caldwell J, Ballaban A, Maddux R, et al. Anti — IL-13 (cendakimab) administration improves esophageal gene expression in eosinophilic esophagitis. J Allergy Clin Immunol. 151 (2), Abstract supplement AB215, 662, Feb 2023.

technologies, increased awareness, and the rising adoption of personalized treatments, including biologics and novel therapeutic agents.45,46
The rationale for developing Thykamine™ for EoE is grounded in its anti-inflammatory, antioxidant, and immunomodulatory properties, which directly address the core pathophysiology of the disease. EoE is characterized by chronic, Th2-driven inflammation of the esophagus, with prominent eosinophil infiltration leading to tissue remodeling, fibrosis, and dysfunction.
Metabolic dysfunction-associated steatohepatitis
MASH, formerly known as nonalcoholic steatohepatitis (“NASH”), is a progressive liver disease characterized by hepatic steatosis (or fatty liver), inflammation, and varying degrees of fibrosis. It represents the more severe form of metabolic dysfunction-associated steatotic liver disease (“MASLD”), previously termed nonalcoholic fatty liver disease (“NAFLD”). MASH is closely associated with metabolic comorbidities such as obesity, type 2 diabetes mellitus (“T2DM”), and dyslipidemia.47,48
The global prevalence of MASLD is estimated at approximately 38% among adults, with projections suggesting an increase to over 55% by 2040, driven by rising rates of obesity and T2DM. Within this population, MASH affects about 5.3% globally, with a prevalence of 5% in North America.49,50
In the United States, it is estimated that approximately 22 million adults are living with MASH, of whom nearly 9 million have clinically significant liver fibrosis (stages F2 or F3). Modeling studies project that the prevalence of diagnosed MASH in the U.S. will increase from 0.5% – 1.7% in 2025 to 2.8% – 4.6% by 2040.51,52
MASH imposes a significant and escalating economic burden on healthcare systems in the United States53 and globally. This burden encompasses both direct medical costs and broader societal expenses, including lost productivity and diminished QoL.
In the United States, the annual direct healthcare costs attributable to MASH were estimated at USD$22.5 billion in 2021. Projections indicate that these costs will rise to $62.3 billion by 2040. When considering societal costs, such as reduced work productivity, the total economic burden is expected to escalate from USD$101.6 billion in 2021 to USD$252 billion by 2040. On a per-patient basis, direct medical costs are projected to increase from USD$1,316 to USD$2,897, while societal costs may rise from USD$5,941 to USD$11,708 over the same period.53,54
A 2017 study estimated the lifetime costs for all U.S. patients with MASH at USD$222.6 billion, with advanced stages of the disease accounting for USD$95.4 billion of this total.55,56

45
Reference: Eosinophilic Esophagitis Market: Epidemiology, Industry Trends, Share, Size, Growth, Opportunity, and Forecast 2025-2035. Imarc, 2025.

46
Reference: Eosinophilic Esophagitis Market Size to Reach USD$7,604.7 Million by 2034, Impelled by the Emerging Popularity of Monoclonal Antibodies. Biospace, August, 2024.

47
Reference: Luthra R, Sheth A. Understanding MASH: An Examination of Progression and Clinical Outcomes by Disease Severity in the TARGET NASH Database. Adv Ther, 42:1165-1195, 2025.

48
Reference: Eskridge W, Cryer DR, Schattenberg JM, et al. Metabolic Dysfunction-Associated Steatotic Liver Disease and Metabolic Dysfunction-Associated Steatohepatitis: The Patient and Physician Perspective. J Clin Med, 12 : 6216, 2023.

49
Reference: Younossi ZM, Kalligeros M, Henry L. Epidemiology of metabolic dysfunction-associated steatotic liver disease. Clinical and Molecular Hepatology. 31, (Suppl):S32-S50, 2025.

50
Reference: Ghazanfar H, Javed N, Qasim A, et al. Metabolic Dysfunction-Associated Steatohepatitis and Progression to Hepatocellular Carcinoma: A Literature Review. Cancers 16: 1214, 2024.

51
Reference: Joszt L. Estimating the True Prevalence of MASH and MASLD in the US. AJMC, 2024.

52
Reference: NASH/MASH Resources, AMCP, 2025.

53
Reference: Younossi Z, Lazarus JV, Allen AM, et al. Cost of Inaction for Metabolic Dysfunction-Associated Steatohepatitis (MASH): The Projected Economic Burden in the US. The Global NASH Council, Poster presentation, 2022.

54
Reference: Fishman J, Qian C, Kim y, et al. Cost burden of cirrhosis and liver disease progression in metabolic dysfunction — associated steatohepatitis: A US cohort study. J Manag Care Spec Pharm, 30(9):929-941, 2024.

55
Reference: Comorbidities Persist for the 90% of Patients With MASH and No Cirrhosis. Physician’s Weekly, September 30, 2024.

The progression of MASH to more severe stages, such as advanced fibrosis, cirrhosis, and hepatocellular carcinoma (“HCC”), significantly increases healthcare costs. Patients with cirrhosis incur higher medical expenses compared to those without, and the presence of comorbidities like type 2 diabetes and cardiovascular disease further exacerbates the economic burden.56
As of 2024, the global MASH treatment market was valued at approximately USD$7.9 billion. Projections indicate that this market will expand to USD$31.8 billion by 203357. In the United States, the MASH market is expected to grow from USD$6.1 billion in 2025 to USD$19.1 billion by 2029, with a CAGR of 32.8%.58
Thykamine™`s potential application in treating MASH is supported by its demonstrated efficacy in modulating inflammatory responses and fibrosis in preclinical models.
In a recent preclinical study using the STAM™ mouse model, which closely mimics human MASH progression, Thykamine™ oral treatment resulted in significant improvements in the NAFLD Activity Score (“NAS”) and reductions in liver fibrosis. These outcomes are comparable to those observed with Resmetirom, the first FDA-approved therapy for MASH. Specifically, Thykamine™ reduced key fibrosis markers, including α-SMA, collagen types I and III, F4/F80 expression, Ly-6G expression, and MARCO expression as well as some fibrosis-associated genes.59
In a human metabolic-associated steatohepatitis (MASH) model using PhysioMimix® Liver-on-a-Chip platform, Thykamine™ exerted dose-dependent effects on key pathological hallmarks of MASH, including fibrosis and inflammation, in a physiologically relevant human liver system.60 Thykamine™ was evaluated at four low concentrations (0.025, 0.05, 0.1, and 0.2 mg/mL) over a 14-day treatment period in a dynamic, triple-cell liver model incorporating primary human hepatocytes, Kupffer cells, and hepatic stellate cells under continuous microfluidic flow to induce a MASH phenotype. Thykamine™ produced a clear, dose-dependent reduction in fibrosis-associated biomarkers, including pro-collagen and TIMP-1, with the strongest effects observed at 0.1 and 0.2 mg/mL. These markers are central to extracellular matrix deposition and fibrotic progression in MASH. Confocal imaging confirmed a significant decrease in Type I collagen deposition, indicating attenuation of one of the core structural features of fibrotic MASH. Modulation of inflammatory signaling: Thykamine™ induced a dose-dependent reduction in pro-inflammatory cytokines IL-6 and IL-8 at later time points, reflecting an effect on inflammatory pathways that contribute to hepatocellular injury and disease progression in MASH.
The rationale for developing Thykamine™ for MASH is further strengthened by its broad anti-inflammatory properties. In vitro studies have demonstrated that Thykamine™ exhibits superior potency in inhibiting pro-inflammatory cytokines compared to several marketed anti-inflammatory agents, such as corticosteroids and phosphodiesterase inhibitors. This suggests that Thykamine™ may effectively address the chronic inflammation underlying MASH pathogenesis.
We believe that Thykamine™ may offer a differentiated therapeutic approach, designed to address both metabolic dysfunction and liver fibrosis — key drivers of MASH progression.
Manufacturing Capabilities
•
Proprietary processes in our own facility.

•
Pharmaceutical grade site.

•
Traceability from the source to the finished product.

56
Referemce: Younossi ZM, Mangla KK, Chandramouli AS, et al. Estimating the economic impact of comorbidities in patients with MASH and defining high-cost burden in patients with noncirrhotic MASH. Hepatol Commun. 8(8):e0488, 2024.

57
Reference: NASH/MASH Treatment Market Size, Share, Growth Insights and Forecast 2025-2033. DATA Intelligence, April 2025.

58
Reference: Non-Alcoholic Steatohepatitis (NASH) Market Report 2025. Research And Markets, March 2025.

59
Reference: In Vivo Efficacy Study of Thykamine™ in STAM™ Model of Metabolic dysfunction-associated steatohepatitis. SMC Laboratories, Inc., January 17, 2025, Report on file at Devonian Health Group Inc.

60
Reference: PhysioMimix® MASH Project; CN-Bio, Devonian Health Group Inc., January 15, 2026.

•
Batch-to-batch reproducibility by HPLC-MS, NMR and cell-based assay.

Devonian operates and owns a pharmaceutical-grade extraction facility located in Montmagny, Québec, Canada. This facility spans approximately 1,625 square meters and is designed to meet stringent cleanroom standards, ensuring high-quality production environments.
We use organic spinach crops as its primary raw material to produce Thykamine™. We currently have two US-based suppliers with the required capacity for their needs. The quality of the raw material is followed through several tests prior to being processed at the extraction facility. These include the assessment of potential contaminants/toxins as well as the potential presence of herbicides/pesticides. Batch-to-batch consistency has been demonstrated by the constant extraction yield and by a series of in vitro tests on the product which are parts of Devonian’s Standard Operating Procedures (“SOPs”) See “Risk Factors”.
The facility is equipped with custom-designed equipment tailored for the extraction, isolation, and stabilization of active botanical compounds. Thykamine™ is a proprietary, plant-based bioactive extract derived from spinach thylakoid membranes. Despite its natural origin, it is produced under a fully standardized and validated process that ensures consistent composition, potency, and purity from batch to batch. Each lot is characterized by a distinctive chromatographic fingerprint confirming the presence of key bioactive pigments, at specific ratios, and must meet stringent quantitative and microbiological specifications before release. By integrating advanced High Performance Liquid Chromatograph with Mass Spectrometry (HPLC-MS) fingerprinting with a biologically relevant U937 cell-based anti-inflammatory potency assay, we ensure that every batch consistently meets our rigorous standards for safety, reproducibility, and clinical performance. — a cornerstone of the company’s value proposition and manufacturing scalability. So far, Batch-to-batch reproducibility has been further confirmed by Nuclear Magnetic Resonance (NMR) analysis, demonstrating over 98% compositional consistency. It supports scalable production processes, allowing for efficient manufacturing of Devonian’s products. A notable feature of the facility is its full traceability system, which ensures comprehensive monitoring of the production process from the sourcing of raw materials to the final product. The Thykamine™ manufacturing process is fully scalable because it is based on well-defined, Good Manufacturing Practices (“GMP”) compliant unit operations — extraction, filtration, concentration, lyophilization, and sterilization — that use standard equipment and validated scale-up parameters. Each step is controlled by measurable process variables linked to key product attributes such as pigment content and HPLC fingerprint, ensuring reproducibility from pilot to commercial scale. Robust quality-by-design principles, in-process controls, and real-time analytical testing maintain consistent identity, potency, and purity, while validated hold times and parallel equipment trains support larger batch sizes without process changes. Together, these controls demonstrate that Thykamine™ can be manufactured reliably, cost-effectively, and at commercial volumes while preserving its compositional integrity and clinical performance.
The batch-to-batch reproducibility is monitored through specific assays, HPLC-MS, NMR and potency assays using u9237 cell-based assay.
This extraction facility plays a crucial role in the production of Thykamine™, Devonian’s flagship product derived from thylakoid extracts of spinach leaves. The facility’s capabilities enable the consistent production of Thykamine™, which has demonstrated anti-inflammatory and immunomodulatory properties in various studies.
While we do not currently own or operate any facilities to manufacture our products in final formulations for clinical trials or for commercial sale, we have qualified personnel with significant in-house manufacturing, quality assurance, and quality control experience. Our team has managed production facilities in compliance with pharmaceutical GMP, including oversight under Qualified Person requirements and strong SOPs. This expertise positions us to effectively oversee our contract manufacturing organizations (“CMOs”) and ensure regulatory compliance for our product candidates.
Devonian’s ownership and operation of its own high quality manufacturing facility greatly enhances our control of the supply chain for Thykamine™. The manufacturing of finished dosage forms, including enemas, capsules, and creams, is outsourced to certified CMOs.
Intellectual property
Devonian’s extraction and processing methodology is protected through a patent and trade secrets. Devonian’s patents are directed to extraction (in Canada only), formulation, use, administration, and cosmetic compositions. There are a total of 7 base patents of which 3 are granted and 4 pending in Europe, Canada, the United States, and Japan.
Generic distribution subsidiary — Altius Healthcare Group LP
Altius Healthcare Group LP (“Altius”), our wholly owned generic pharmaceutical distribution subsidiary, has historically commercialized a focused portfolio of generic prescription products in the Canadian market, distributing to pharmacy groups, wholesalers and independent pharmacies.
For the fiscal year ended July 31, 2025, Altius’s portfolio consisted of three licensed generic products: (i) Dexlansoprazole, for which the distribution agreement expired in April 2025 following the licensor’s decision not to renew, and which represented approximately 93% of our total distribution revenues for fiscal 2025; (ii) Pantoprazole magnesium, which represented approximately 6% of our total distribution revenues for the fiscal year ended July 31, 2025, under a distribution agreement which also expired in April 2026; and (iii) Cleo-35, indicated for the treatment of hormonal acne in women, which represented approximately 1% of our total distribution revenues for the fiscal year ended July 31, 2025, under a distribution agreement currently in effect through October 2029.
Following the expiration of the Dexlansoprazole distribution agreement, the Company recorded a non-cash goodwill impairment charge of $4.6 million related to Altius during the fiscal year ended July 31, 2025. This impairment reflected a reassessment of the expected future cash flows associated with the generic distribution segment.
Considering the termination of both Dexlansoprazole and Pantoprazole magnesium distribution agreements, and the continuity of Cleo-35 at modest level of income of nearly $350,000 per year, we are currently evaluating a range of strategic alternatives with respect to Altius intended to optimize shareholder value and ensure alignment with our long-term strategic priorities. These alternatives include the pursuit of additional licensing or commercialization partnerships for other generic pharmaceutical products, the inclusion of the cosmeceutical business which includes the Purgenesis lines in Altius, as well as the potential divestment, restructuring, or orderly wind-down of the generic distribution activities. Any such actions would allow us to prudently redeploy resources toward its core focus on the research and development of novel and innovative pharmaceutical therapies.
Our Team
Our management team, Board of Directors, and scientific advisors bring extensive experience in the development and marketing of pharmaceutical product candidates, spanning from early-stage discovery to clinical trials, regulatory approval, and commercialization. Leading our team are Dr. Andre Boulet, PhD, our chairman, founder, and Chief Executive Officer (“CEO”), Dennis Turpin, our Chief Financial Officer (“CFO”), Luc Gregoire, our EVP of Strategy, Sylvie Ducharme, our Vice-President Regulatory Affairs, Dr. Daniel Bouthillier, our Vice-President Research.
Investment Highlights
Transforming Inflammation Treatment Through Plant-Derived Pharmaceuticals
Devonian Health Group is pioneering a new generation of botanical drugs designed to safely and effectively treat inflammatory and fibrotic diseases. These are multi-billion-dollar global markets currently dominated by costly biologics and immunosuppressants that often-present safety and tolerability challenges. Devonian’s approach harnesses the therapeutic power of plant-based active compounds to offer safer, more accessible, and differentiated treatment options.
Lead Clinical Candidate with Broad Market Potential
Thykamine™, the Company’s proprietary first-in-class anti-inflammatory molecule, has demonstrated efficacy signals in both preclinical and early clinical studies and was well tolerated. With antioxidant and immunomodulatory properties, Thykamine™ represents a novel therapeutic approach for conditions driven by inflammation and oxidative stress. Devonian is advancing Thykamine™ into clinical Phase 2/3 development for AD in pediatric patient population and radiodermatitis — two indications with significant unmet medical needs and commercial potential.
Manufacturing and Clinical Readiness for Rapid Execution
A specialized Thykamine™ cream, and enema formulation have been successfully developed and passed stability testing, paving the way for upcoming clinical trials. Thykamine™ extraction is conducted internally by the Corporation, while manufacturing of the finished products is subcontracted to GMP-certified partners. This hybrid model ensures both control over core intellectual property and the scalability required for clinical and commercial production.
High-Value, Diversified Pipeline with Multiple Growth Opportunities
Devonian’s proprietary platform targets diseases where inflammation and oxidative stress are central drivers of pathology. This strategy enables the Company to expand its therapeutic reach across multiple indications — from dermatology to gastrointestinal and fibrotic disorders — creating a diversified pipeline and strong potential for value creation from a single, validated technology base.
Experienced Leadership Driving Value Creation
Devonian’s leadership team combines deep expertise in pharmaceutical R&D, regulatory strategy, and capital markets. With a clear vision, a strong scientific foundation, and a disciplined approach to execution, the Company believes they are positioned to achieve key clinical milestones.
Risk Factors
Our business is subject to a number of risks which you should be aware of before making an investment decision. You should carefully consider all of the information set forth in this Prospectus and, in particular, should evaluate the specific factors set forth under “Risk Factors” in deciding whether to invest in our securities. These risks include but are not limited to the following:
•
We are subject to lengthy and costly regulatory authorization processes in order to market any of our pharmaceutical product candidates, and there can be no assurance that such authorizations will be granted on a timely basis, if at all.

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Reliance on third-party suppliers may create risks related to our potential inability to obtain an adequate supply of components or materials and reduced control over pricing and timing of delivery of components and materials.

•
We are subject to extensive government regulation in Canada and the United States for our products and product candidates and may not be able to comply with changes in government policies and legislation.

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You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

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Global economic turmoil, and other regional economic conditions may present a wide range of potential issues or disruptions in our business and the business of third parties who we depend on or might depend in the future for materials and manufacturing.

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Changes to United States tariff and import/export regulations could negatively affect our business condition and results of operations.

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Global inflationary pressure may result in lower gross margins on our future product sales if we are unable to pass on the related increase in cost to our customers through an increase in the price of our products.

•
Due the current global supply chain challenges, we may incur higher costs or unavailability of components, materials, and accessories.

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The liquidity of our Common Shares may be decreased as a result of the Reverse Split.

•
This offering is contingent on the approval of our listing application to list our Common Shares and Warrants on NYSE American and the sale of all 1,875,000 Common Units in this offering.

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Our inability to comply with NYSE American continued listing requirements could result in our Common Shares and Warrants being delisted, which could affect the market price and liquidity of our securities and reduce our ability to raise capital.

•
Management will have broad discretion as to the use of the proceeds from this offering, and we may not use the proceeds effectively.

•
The market price of our Common Shares and Warrants may be adversely impacted by the release of certain of our securities that are currently escrowed if the holders immediately trade these securities upon release.

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We have no operating experience as a publicly traded company in the United States.

•
We will incur significantly increased costs and devote substantial management time as a result of operating as a United States public company.

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We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our securities less attractive to investors.

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There can be no certainty that we will ever achieve or sustain profitability or positive cash flow from our operating activities.

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Uncertainty about our ability to generate substantial revenue growth, or to sustain any revenue growth that is achieved.

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We will be reliant on information technology systems and may be subject to damaging cyber-attacks.

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Protecting and defending against intellectual property claims may have a material adverse effect on our business.

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Our business is subject to certain risks inherent in international business, many of which are beyond our control.

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Our directors, officers or members of management may have conflicts of interest, and it may not be possible for foreign investors to enforce actions against us, and our directors and officers.

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Our insurance policies may be inadequate to fully protect us from material judgments and expenses.

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Our Common Shares and Warrants may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Common Shares and Warrants.

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If we are unable to satisfy the requirements of Sarbanes-Oxley Act of 2002, as amended (“Sarbanes-Oxley”) or our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned.

•
We may lose foreign private issuer status in the future, which could result in additional costs and expenses.

Implications of Being an Emerging Growth Company
As a company with less than USD$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements compared to those that are otherwise applicable generally to public companies. These provisions include an exemption from the auditor attestation requirement under Section 404 of Sarbanes-Oxley (“Section 404”) in the assessment of the emerging growth company’s internal control over financial reporting.
We will remain an emerging growth company until the earliest of (a) the last day of the fiscal year during which we have total annual gross revenues of at least USD$1.235 billion; (b) the last day of our fiscal year following the fifth anniversary of the completion of this offering; (c) the date on which we have, during the preceding three-year period, issued more than USD$1.0 billion in non-convertible debt; or (d) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our Common Shares that are held by non-affiliates exceeds USD$700 million. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.
Foreign Private Issuer Status
We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:
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We are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company.

•
for interim reporting, we are permitted to comply solely with our home country’s requirements, which may be less rigorous than the rules that apply to domestic public companies.

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We are not required to provide the same level of disclosure on certain issues, such as executive compensation.

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We are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information.

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We are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act.

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We are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Corporate Information
We are a corporation domiciled in Canada and were formed on May 12, 2017 pursuant to the Canada Business Corporations Act (the “CBCA”) under the name “Devonian Health Group Inc. / Groupe Santé Devonian Inc.” as a result of the amalgamation of “Orletto Capital Inc. / Capital Orletto Inc.”, a capital pool company, and “Devonian Health Group Inc. / Groupe Santé Devonian Inc.”, a private company located in Montmagny, Québec (the “Amalgamation”).
The Corporation’s head and registered office is located at 360 rue des Entrepreneurs, Montmagny, Québec, G5V 4T1 and our telephone number is 1 (581) 632-0692.
Our registered agent in the United States is CT Corporation System, located at 1015 15th Street N.W., Suite 1000, Washington, D.C., 20005 and its telephone number is 202-572-3133.

THE OFFERING
Common Units offered
by us
Up to 1,875,000 Common Units, each Common Unit consisting of one Common Share and one Warrant, with each Warrant exercisable for one Common Share. The Warrants offered as part of the Common Units are exercisable immediately, at an exercise price of USD$      , equal to 125% of the public offering price of one Common Unit, and expire five years from the date of issuance. The securities contained in the Common Units are immediately separable and will be issued separately in this offering.
Underwriter’s over-allotment option
We have granted a 45-day option to the underwriter, exercisable one or more times in whole or in part, to purchase up to an additional 281,250 Common Shares and/or Warrants, representing 15% of the Common Shares and Warrants sold in the offering, solely to cover over-allotments, if any.
The Over-Allotment Option purchase price to be paid per additional Common Share by the underwriter shall be equal to the public offering price of one Common Share, as applicable less underwriting discount.
Common Shares to be outstanding after this offering(1)
4,655,866 Common Shares (or 4,937,116 Common Shares if the underwriter exercises its option to purchase additional Common Units in full).
Symbol and Listing
We have applied for listing of our Common Shares and Warrants on NYSE American under the symbol “DHGR” and “DHGRW”, respectively. No assurance can be given that our application will be approved. Accordingly, if NYSE American does not approve the listing of our Common Shares and Warrants, we will not proceed with this offering.
Our Common Shares are listed on the TSXV under the stock symbol “GSD” and are quoted on the OTCQB under the stock symbol of “DVHGF”.
In addition, we do not intend to apply for the listing of the Common Units on any national securities exchange or other trading market.
Use of proceeds
We expect to receive approximately USD$14.8 million in net proceeds from the sale of securities offered by us in this Offering, (approximately USD$17.2 million if the underwriter exercises its Over-Allotment Option in full), after deducting estimated underwriting discounts and estimated offering expenses payable by us.
We intend to use the net proceeds from this offering (i) to fund the clinical study in prevention of radiodermatitis and the initiation of a Phase 2/3 clinical development in mild-to-moderate atopic dermatitis in children; (ii) to fund mechanism of action studies and extraction facility ramp-up; (iii) for general working capital needs; and (iv) to commence business development efforts targeting partnership opportunities with leading pharmaceutical companies. See Use of Proceeds for more information on the use of proceeds.
Lock-up
Our directors and executive officers have agreed with the underwriter to not offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities for a period of six months from the date of the offering. We have agreed with the underwriter to not offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any of our securities for a period of three months from the date of the offering. See Underwriting for additional information.
Risk Factors
Investing in our securities involves a high degree of risk. See Risk Factors in this Prospectus for a discussion of factors you should carefully consider before investing in our securities.

(1)
The number of Common Shares to be outstanding immediately after this offering is based on 2,780,866 Common Shares outstanding as of April 30, 2026. Unless otherwise indicated, all information in this Prospectus:

•
Assumes an Offering price of USD$9.00 per Common Unit;

•
Excludes 491,661 Common Shares with an average weighted exercise price of USD$9.79 issuable upon the exercise of outstanding but unexercised stock options to purchase Common Shares, under the Amended and Restated Devonian Health Group Inc. Stock Option Plan as approved by our shareholders on March 27, 2026 (the “Option Plan”);

•
Excludes 299,040 Common Shares with an average weighted exercise price of USD$8.96 issuable upon the exercise of outstanding but unexercised share purchase warrants to purchase Common Shares;

•
Assumes no exercise of outstanding options or warrants, in each case listed above;

•
Assumes no exercise of the Warrants issued in this Offering; and

•
Assumes no exercise by the underwriters of their Over-Allotment Option.

SUMMARY FINANCIAL DATA
The following tables provide a summary of consolidated financial data and should be read in conjunction with our consolidated financial statements, the related notes and other financial information included elsewhere in this Prospectus and the section of this Prospectus entitled Operating and Financial Review and Prospects. We have derived the following selected financial information from our audited consolidated financial statements for the fiscal years ended July 31, 2025, and July 31, 2024, and our unaudited condensed consolidated financial statements for the three-month and six-month periods ended January 31, 2026. As an early-stage company, our historical results will not be indicative of the results expected in the future, and the results for any interim period are not necessarily indicative expected in any full year.
For the six months ending January 31, 2026, the conversion rate from CAD$ into US$ was based on the exchange rate as of January 31, 2026, on which US$1.00 equaled CAD$1.3562. The use of US$ is solely for the convenience of the reader.
Interim Condensed Consolidated Statements of Net Loss and Comprehensive Loss Data
	Unaudited Six months ended January 31		Unaudited Six Months Ended January 31
	2026 CAD$	2025 CAD$	2026 US$
Revenue
Distribution revenues	1,540,067	14,948,410	1,135,645
Cost of sales	976,649	10,359,243	720,181
Gross margin	563,418	4,589,167	415,464
Operating expenses
Research and development expenses	841,938	1,068,851	620,845
Selling and administrative expenses	3,561,595	3,846,794	2,626,320
Financial expenses	8,559	225,102	6,311
Loss from operations	(3,848,674)	(551,580)	(2,838,012)
Interest income	50,592	154,209	37,307
Net loss and comprehensive loss before income tax	(3,798,082)	(397,371)	(2,800,705)
Income tax expense	—	437,054	—
Net loss and comprehensive loss	(3,798,082)	(834,425)	(2,800,705)
Net loss per share – Basic and diluted	(1.37)	(0.36)	(1.01)
For the fiscal year ended July 31, 2025, the conversion from CAD$ into US$ was based on the exchange rate as of July 31, 2025, on which US$1.00 equaled CAD$1.3844. The use of US$ is solely for the convenience of the reader.

Consolidated Statements of Net Loss and Comprehensive Loss Data
	Audited Twelve months ended July 31		Audited Twelve months ended July 31
	2025 CAD$	2024 CAD$	2025 US$
Revenue
Distribution revenues	23,590,335	19,305,986	17,039,299
Cost of sales	15,031,784	11,826,082	10,857,458
Gross margin	8,558,551	7,479,904	6,181,841
Operating expenses
Research and development expenses	2,006,051	1,287,895	1,448,971
Selling and administrative expenses	7,323,483	6,805,451	5,289,752
Financial expenses	256,442	440,104	185,228
Loss from operations	(1,027,425)	(1,053,546)	(742,110)
Interest income	(278,071)	(73,910)	(200,851)
Intangible assets – Impairment loss	195,983	—	141,559
Goodwill – Impairment loss	4,643,084	—	3,353,700
Net loss and comprehensive loss before income tax	(5,588,421)	(979,636)	(4,036,518)
Income tax expense	424,370	847,198	306,522
Net loss and comprehensive loss	(6,012,791)	(1,826,834)	(4,343,040)
Net loss per share – Basic and diluted	(2.43)	(0.75)	(1.76)
The following as adjusted consolidated statements of financial position as of January 31, 2026, gives effect to the sale by us of 1,875,000 Common Units offered by us in this Prospectus (excluding the underwriter’s Over-Allotment Option), after deducting the estimated underwriting discounts and other offering expenses.
	Actual as of January 31, 2026 (Unaudited) CAD$	Actual as of January 31, 2026 (Unaudited) USD$	Pro Forma as adjusted for the Offering61 (Unaudited) CAD$	Pro Forma as adjusted for the Offering61 (Unaudited) USD$
Cash	1,292,337	952,969	21,425,126	15,797,969
Working Capital	885,853	653,228	21,018,642	15,498,228
Total Assets	9,566,875	7,054,614	29,699,664	21,899,614
Total Liabilities	1,667,577	1,229,672	1,667,577	1,229,672
Total Shareholders’ Equity	7,899,298	5,824,942	28,032,087	20,669,942

61
The as adjusted data gives further effect to the sale of Common Units in this Offering at an initial public offering price of US$9.00 per Common Unit, which is the midpoint of the price range set forth on the cover page of this Prospectus, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as if the sale had occurred on January 31, 2026.

RISK FACTORS
There are several risks that may have a material and adverse impact on our future operating and financial performance and could cause our operating and financial performance to differ materially from the estimates described in our forward-looking statements. These include widespread risks associated with any form of business and specific risks associated with our business and our involvement in the biotechnology and pharmaceutical industries and as a publicly traded company.
This section describes risk factors identified as being potentially significant to us. In addition, other risks and uncertainties not discussed to date or not known to management could have material and adverse effects on the valuation of our securities, existing business activities, financial condition, results of operations, plans and prospects.
Risks Related to This Offering
You will experience immediate and substantial dilution as a result of this offering and may face further dilution in the future due to additional financing needs of the Company.
You will incur immediate and substantial dilution as a result of this offering. After giving effect to the assumed sale by us of Common Units at an assumed public offering price of USD$9.00 per Common Unit, excluding the exercise of the underwriter’s Over-Allotment Option to purchase additional Common Units, and after deducting underwriting discounts, commissions and estimated offering expenses payable by us, investors in this offering can expect an immediate dilution of USD$5.32 per Common Share (see Dilution).
In addition, you may experience further dilution: (i) if the underwriter exercises its Over-Allotment Option to purchase additional Common Shares and/or Warrants, (ii) upon the exercise of the Warrants issued to the underwriter, and (iii) upon the exercise of the Warrants included in the Common Units.
Furthermore, additional financing needed to continue funding of the clinical trials for Thykamine™, and/or the research associated to any further drugs develop by the Company, may require the issuance of additional securities. The issuance of additional securities will result in dilution of the equity interests of any persons who are or may become holders of Common Shares and reduce the value of their investment and the value of the Company securities.
The liquidity of our Common Shares may be decreased as a result of the Reverse Split.
The liquidity of our Common Shares may be affected adversely by the Reverse Split given the reduced number of shares that are now outstanding, especially if the market price of our Common Shares does not increase as a result of the Reverse Split. In addition, the Reverse Split may increase the number of stockholders who own odd lots (less than 100 Common Shares) of our Common Shares, creating the potential for such stockholders to experience an increase in the cost of selling their shares and greater difficulty affecting such sales.
Although we believe that the higher market price of our Common Shares may help generate greater or broader investor interest, there can be no assurance that our increased share price following the Reverse Split will actually attract new investors, including institutional investors. In addition, there can be no assurance that the market price of our Common Shares will satisfy the investing requirements of those investors. As a result, the trading liquidity of our Common Shares may not necessarily improve.
Management will have broad discretion as to the use of the proceeds from this offering and may not use the proceeds effectively.
While information regarding the use of proceeds from the offering is described herein, the Company will have broad discretion over the use of the net proceeds from the offering. Because of the number and variability of factors that will determine the use of such proceeds, the Company’s ultimate use might vary substantially from its planned use. Purchasers of securities may not agree with how the Company allocates or spends the proceeds from the offering. The Company may pursue acquisitions, collaborations or other opportunities that do not result in an increase in the market value of the Common Shares and that may increase losses.

You may potentially face loss of investment due to the speculative nature of an investment in our Common Shares and Warrants.
An investment in the Common Shares and Warrants of the Company is speculative and may result in the loss of an investor’s entire investment. Only potential investors who are experienced in high-risk investments and who can afford to lose their entire investment should consider purchasing the Common Units.
We have no operating experience as a publicly traded company in the United States.
We have no operating experience as a publicly traded company in the United States. Although the individuals who now constitute our management team have experience managing a publicly traded company, there is no assurance that the past experience of our management team will be sufficient to operate our company as a publicly traded company in the United States, including timely compliance with the disclosure requirements of the SEC. Following the completion of this offering, we will be required to develop and implement internal control systems and procedures in order to satisfy the periodic and current reporting requirements under applicable SEC regulations and comply with the NYSE American listing standards. These requirements will place significant strain on our management team, infrastructure and other resources. In addition, our management team may not be able to successfully or efficiently manage our company as a United States public reporting company that is subject to significant regulatory oversight and reporting obligations.
We will incur significantly increased costs and devote substantial management time as a result of operating as a United States public company.
As a United States public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company or as a Canadian public company. For example, we will be subject to the reporting requirements of the Exchange Act, and will be required to comply with the applicable requirements of Sarbanes-Oxley and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the SEC and the including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that management, and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404, which involve annual assessments of a company’s internal controls over financial reporting. We plan to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function. Furthermore, we expect the premium for director & officer insurance will increase significantly due to a more litigious environment in the United States. At this time, we cannot reasonably predict or estimate the amount of additional costs that we may incur as a result of becoming a United States public company or the timing of such costs.
This offering is contingent on the approval of our listing application to list our Common Shares and Warrants on NYSE American.
It is a condition precedent to the underwriter’s obligation to purchase the securities being offered in this offering that NYSE American approve the listing of our Common Shares and Warrants. Accordingly, if NYSE American does not approve the listing of our Common Shares and Warrants, we will not and cannot proceed with this offering.
In connection with our potential NYSE American listing of the Common Shares and Warrants, as a foreign private issuer, we intend to follow certain home country corporate governance practices instead of certain NYSE American corporate governance requirements applicable to United States domestic companies.
As a foreign private issuer whose securities may be listed on NYSE American, we are permitted to follow certain home country corporate governance practices instead of certain corporate governance requirements of NYSE American. We intend to follow the TSXV listing rules in respect of private placements instead of requirements to obtain shareholder approval for certain dilutive events (such as issuances that will result in a change of control, certain transactions other than a public offering involving issuances of a 20% or greater interest in us and certain acquisitions of the stock or assets of another company) and the minimum quorum requirement for a shareholders meeting. Under NYSE American listing rules, the required minimum quorum for a shareholders meeting is 33 1/3% of the outstanding Common Shares. Under Canadian law and pursuant to our by-laws, a quorum shall be present at a shareholder meeting if, irrespective of the number of persons actually present at such meeting, holders of Common Shares representing at least 15% of the votes which may be cast at such meeting are present or represented by proxy. Accordingly, our shareholders may not be afforded the same protection as provided under NYSE American corporate governance rules for domestic issuers.
We cannot assure you that we will be able to continue to comply with the minimum price requirement of NYSE American.
The Reverse Split was intended, among other reasons, to allow us to achieve the requisite increase in the market price of our Common Shares to be in compliance with the minimum price of NYSE American. Although our stock price meets such minimum price requirements as of the date hereof, there is no guarantee that the price of our Common Shares will stay above the minimum requirements for the time period required by NYSE American. Further, there can be no assurance that the market price of our Common Shares will remain at the level required for continuing compliance with the minimum price requirements. It is not uncommon for the market price of a company’s common shares to decline in the period following a reverse stock split. If the market price of our Common Shares declines, the percentage decline may be greater than would have occurred in the absence of the Reverse Split. If the market price of our Common Shares were to experience such a decline, or if other factors unrelated to the number of our Common Shares outstanding, such as negative financial or operational results, adversely affect the market price of our Common Shares, that may jeopardize our ability to meet or maintain the minimum price requirement of the exchange on which our Common Shares is listed.
Our inability to comply with NYSE American continued listing requirements could result in our Common Shares or Warrants being delisted, which could affect the market price and liquidity of our securities and reduce our ability to raise capital.
We have applied for listing of our Common Shares and Warrants on NYSE American under the stock symbol “DHGR” and “DHGRW”, respectively. No assurance can be given that our application will be approved. However, if such a listing is approved, upon completion of this offering, we will be required to meet certain qualitative and financial tests to maintain the listing of our Common Shares and Warrants on NYSE American. If we do not maintain compliance with NYSE American continued listing requirements within specified periods and subject to permitted extensions, our Common Shares or Warrants may be recommended for delisting (subject to any appeal we would file). No assurance can be provided that we will comply with these continued listing requirements. NYSE American has broad discretionary authority over the continued listing of securities, which it could exercise with respect to the listing of our Common Shares and Warrants. If our Common Shares or Warrants were delisted, it could be more difficult to buy or sell our Common Shares and Warrants and to obtain accurate quotations, and the price of our securities could suffer a material decline. Delisting would also impair our ability to raise capital.
The Form of Warrant Certificate designate the state and federal courts sitting in the City of New York, Borough of Manhattan as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of Warrants. The warrant agency agreement designates that disputes relating to such agreement may be litigated in courts located within the Borough of Manhattan in the City of New York. In all three instances, the forum provisions could limit the ability of holders of Warrants, to obtain a favorable judicial forum for disputes with the Company.
The Form of Warrant Certificate provides that (i) legal proceedings concerning the interpretation, enforcement and defense of the Warrant, will be commenced in the state and federal courts sitting in the City of New York, Borough of Manhattan and (ii) that the parties thereto irrevocably submit to such jurisdiction, which jurisdiction shall be the exclusive forum for any such action, proceeding or claim. The warrant agency agreement entered into with Continental Stock Transfer & Trust (the “Warrant Agency Agreement”) provides that actions and proceedings relating to or arising from, directly or indirectly, the Warrant Agency Agreement may be litigated in courts located within the Borough of Manhattan in the City and State of New York.

Notwithstanding the foregoing, these provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any other claim for which the federal district courts of the United States are the sole and exclusive forum.
Any person or entity purchasing or otherwise acquiring any interest in the Warrants will be deemed to have notice of and to have consented to the forum provisions in the applicable agreement. If any action, the subject matter of which is within the scope the forum provisions of the applicable agreement, is filed in a court other than a court of the State of New York (a “foreign action”) in the name of any holder of the Warrants, such holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located in the State of New York in connection with any action brought in any such court to enforce the forum provisions (an “enforcement action”), and (y) having service of process made upon such warrant holder in any such enforcement action by service upon such warrant holder’s counsel in the foreign action as agent for such warrant holder.
These forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company, which may discourage such lawsuits. Alternatively, if a court were to find these provisions inapplicable or unenforceable with respect to one or more actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially and adversely affect our business, financial condition and results of operations. See “Description of our Securities” and “Market for our Common Shares.”
We are selling a substantial number of Common Shares and Warrants in this offering, which could cause the price of our Common Shares to decline.
In this offering, we will sell up to 1,875,000 Common Shares (assuming no exercise by the underwriter of its Over-Allotment Option) and up to 2,156,250 Common Shares (assuming the full exercise by the underwriter of its Over-Allotment Option). Additionally, we are selling Warrants to purchase Common Shares equal to the number of Common Shares being sold in the offering. The existence of the potential additional Common Shares in the public market, or the perception that such additional shares may be in the market, could adversely affect the price of our Common Shares. We cannot predict the effect, if there is any, that market sales of those Common Shares or the availability of those Common Shares for sale will have on the market price of our Common Shares. Any decline in the price of a Common Share may also have a negative effect on the price in the market of a Warrant.
The Warrants are speculative in nature.
The Warrants do not confer any rights of Common Share ownership on their respective holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire Common Shares at a fixed price. Commencing on the date of issuance, holders of the Warrants may exercise their right to acquire the Common Shares and pay the stated exercise price per share prior to five years from the date of issuance, after which date any unexercised Warrants will expire and have no further value. There can be no assurance that the market price of our Common Shares will ever equal or exceed the exercise price of the Warrants offered by this prospectus, and if so, the Warrants would expire without value.
The Warrants included in the Common Units are expected to be listed on NYSE American separately upon the pricing of this offering, and may provide investors with an arbitrage opportunity that could adversely affect the trading price of our Common Shares.
Because the Common Units will never trade as a unit, and the Warrants are expected to be traded on NYSE American, investors may be provided with an arbitrage opportunity that could depress the price of our Common Shares.
In the event that our Common Share price does not exceed the exercise price of the Warrants during the period when the Warrants are exercisable, such warrants may not have any value.
Until holders of the Warrants acquire Common Shares upon exercise thereof, holders of the Warrants will have no rights with respect to our Common Shares.

There is no assurance that any of the Warrants will be exercised and we will receive the exercise proceeds therefrom.
The Warrants have an exercise price above the price of a Common Share. If the price of our Common Shares does not exceed the Warrant exercise price, then it is unlikely that the Warrants will be exercised. The Warrants will expire on the fifth anniversary of their issuance, which if they expire without being exercised the Company will not receive any proceeds therefrom.
Additionally, for the Warrants to be exercised for cash, we must keep an effective registration statement available for issuance of the Common Shares issuable on exercise of the Warrants. If we fail to maintain an effective registration statement, then the Warrants may be exercised on a cashless basis, and we will not receive any cash amount from their exercise.
Risks Relating to Our Business
We cannot guarantee that our pending patent applications will result in valid issued patents.
There can be no assurance that the Company’s pending patent applications will result in issued patents in Canada, the United States, Japan or foreign jurisdictions in which such applications are pending. Even if patents do issue on any of these applications, there can be no assurance that a third party will not challenge their validity or enforceability, or that the Company will obtain sufficient claim scope or term in those patents to prevent a third party from competing successfully with the Company’s product.
Risks associated to our extraction facility.
Owning an extraction/production site involves exposure to a variety of risks that can impact operations, safety, and profitability. One significant risk is supply chain disruption, which can lead to shortages of raw materials, delays in production, and increased costs. This was notably evident during the COVID-19 pandemic, which highlighted the fragility of global supply chains, causing widespread shortages and economic instability.
Another critical risk is cybersecurity threats, especially as manufacturing becomes more digitized with the adoption of Industry 4.0 technologies. To mitigate these risks, Devonian uses secure file transfer procedures, strong vendor management practices, and virtual data rooms for collaboration.
Workforce challenges also pose a significant risk, particularly in the context of high turnover and tight staffing. These conditions can lead to a reduced emphasis on safety culture, with experienced workers stretched thin and unable to adequately train new hires. Inexperienced workers are at a higher risk for injuries, especially within their first six months of employment. Additionally, increased overtime and 24/7 operations can lead to worker fatigue, which sharply increases the risk of serious injuries or fatalities.
Equipment failures are another common risk in manufacturing sites. Malfunctioning machinery can lead to production downtime, increased maintenance costs, and potential safety hazards for workers. Preventive maintenance and regular equipment checks are essential to minimize these risks.
Lastly, regulatory compliance risks are a concern for pharmaceutical site owners. Compliance with Regulatory entities (FDA, Health Canada, European Medicines Agency (“EMA”)), safety, environmental, and labor regulations is mandatory, and failure to adhere to these regulations can result in legal penalties, reputational damage, and operational disruptions. As regulations evolve, Devonian must stay updated and adapt their practices accordingly.
We rely significantly on third-party manufacturers.
The Company currently does not own or operate any manufacturing facilities to manufacture its products in final formulations for clinical trials and/or for sale and does not have any significant in-house manufacturing experience or personnel. As such, the Company relies on third party contract manufacturers to manufacture product candidates and work with multiple third-party suppliers to produce enough materials required for the manufacture of the Company’s product for preclinical testing and clinical trials and intends to do so for the commercial manufacture of the Company’s product candidates. Reliance on third party manufacturers entails risks to which the Company would not be subject if the Company manufactured its product candidates, including the following:
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reliance on the third party for regulatory compliance and quality control and assurance;

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the possibility of breach of the manufacturing agreement by the third party because of factors beyond the Company’s control (including a failure to synthesize and manufacture the Company’s product candidates in accordance with the product specifications); and

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the possibility of termination or nonrenewal of the agreement by the third party at a time that is costly or damaging to us.

Health Canada and/or FDA, as applicable, ensures the quality of products by carefully monitoring manufacturers’ compliance with current good manufacturing practices (“cGMP”) regulations. Any manufacturing failures or delays or compliance issues could cause delays in the completion of the Company’s preclinical and clinical activities. There can be no assurances that the Company’s contract manufacturer will be able to meet its timetable and requirements. The Company has currently not contracted with alternate suppliers, in the event its contract manufacturer is unable to scale up production, or if they otherwise experience any other significant problems. If the Company is unable to arrange alternative third-party manufacturing sources on commercially reasonable terms or in a timely manner, the Company may be delayed in the manufacture of its products or product candidates. Further, contract manufacturers must operate in compliance with cGMP, and failure to do so could result in, among other things, the disruption of their product supplies. The Company’s dependence upon third parties for the manufacture of its products may adversely affect its profit margins and ability to develop and deliver products on a timely and competitive basis.
There are risks associated to the expansion of the business and operations into jurisdictions outside of Canada.
The Company may in the future expand its operations and business into jurisdictions outside of Canada. There can be no assurance that any market for the Company’s product candidates (if approved) will develop in any such foreign jurisdiction. The Company may face new or unexpected risks or significantly increase its exposure to one or more existing risk factors, including economic instability, changes in laws and regulations, and the effects of competition. These factors may limit the Company’s capability to successfully expand its operations and may have a material adverse effect on the Company’s business, financial condition, and results of operations.
Development of botanical drug products presents unique regulatory, manufacturing, and commercialization risks that could delay or prevent approval of our drug candidates.
Our drug candidates are botanical drug products, and as such, their development presents unique risks that could adversely affect our ability to obtain regulatory approval and successfully commercialize them. Unlike traditional small-molecule or biologic drug products, botanical drug products are derived from plant materials, which creates inherent complexities in development and manufacturing. These complexities include ensuring consistent sourcing, composition, and quality of raw plant materials; maintaining batch-to-batch consistency; and controlling potential variability in active constituents. Such challenges may increase the risk of delays in clinical development, difficulties in scaling up manufacturing, and potential obstacles in meeting regulatory requirements.
If, in the future, we were to change suppliers or expand sourcing, we would be required to demonstrate to the FDA that such changes do not affect the safety, quality, or efficacy of the product. This could involve additional analytical testing, comparability studies, or clinical bridging studies, any of which could delay development timelines, increase costs, or complicate the regulatory review process.
In addition, the FDA has approved very few botanical drug products to date. FDA’s limited history of approving such products creates additional uncertainty regarding the regulatory pathway for our drug candidates. Regulatory authorities may require extensive additional information, clinical data, or manufacturing controls that are not typically required for other types of drug products, which could significantly increase our development costs and timelines.

If we are unable to address these challenges successfully, we may experience delays in obtaining regulatory approval, or may be unable to obtain approval at all. Even if approved, the complexity of developing and manufacturing botanical drug products may limit our ability to ensure consistent supply or achieve commercially viable margins. Any of these factors could materially harm our business, financial condition, and results of operations.
Sourcing spinach from different suppliers or geographic locations may pose regulatory risks.
Sourcing spinach from different suppliers or geographic locations may pose regulatory risks. Specifically, variability in soil, climate, and agricultural practices could impact the chemical composition of the spinach, which in turn may affect the consistency of Thykamine™’s active constituents. If, in the future, we were to change suppliers or expand sourcing, we would be required to demonstrate to the FDA and other relevant authorities (Canada, Europe, etc.) that such changes do not affect the safety, quality, or efficacy of the product. This could involve additional analytical testing, comparability studies, or clinical bridging studies, any of which could delay development timelines, increase costs, or complicate the regulatory review process.
An investment in the Common Shares of the Company is a highly speculative investment.
An investment in the securities of the Company carries a high degree of risk and should be considered as a speculative investment. The Company has no history of earnings, a limited operating history, has not paid dividends, and is unlikely to pay dividends in the immediate or near future.
The Company relies heavily on several key executives and scientists.
The Company is highly dependent on its executive officers. Thus, the loss of key members of the Company’s staff could harm the Company. Although the Company enters into employment agreements with all members of its staff, such employment agreements do not guarantee their retention. The Company also depends on its scientific and clinical collaborators and advisors, all of whom have outside commitments that may limit their availability to the Company. In addition, the Company believes that its future success will depend in large part upon its ability to attract and retain highly skilled scientific, managerial, medical, manufacturing, clinical and regulatory personnel, particularly as the Company expands its activities and seeks regulatory approvals for clinical trials. The Company enters into agreements with its scientific and clinical collaborators and advisors, key opinion leaders and academic partners in the ordinary course of its business. The Company also enters into agreements with physicians and institutions who will recruit patients into the Company’s clinical trials on its behalf in the ordinary course of its business. Should key academic and scientific personnel, including employees or collaborative partners who work on the development of the Company’s research activities leave, the Company’s current and future development programs may be delayed or adversely affected. Notwithstanding these arrangements, the Company faces significant competition for these types of personnel from other companies, research and academic institutions, government entities and other organizations. The Company cannot predict its success in hiring or retaining the personnel it requires for continued growth. In addition, due to limited financial resources, the Company may not be able to successfully expand its operations due to challenges in recruiting and training qualified new staff. Expansion of personnel may result in significant diversion of management time and resources.
The Company’s success is also dependent on the Company’s ability to recruit, retain and motivate qualified scientific, clinical, manufacturing and commercialization personnel. The Company may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. The Company also experiences competition for the hiring of scientific and clinical personnel from universities and research institutions. The Company also depends on scientific and clinical collaborators and advisors, all of whom have outside commitments that may limit their availability.
The Company may not be able to effectively manage the anticipated growth.
If the Company fails to properly manage its anticipated growth, the Company could suffer. Rapid growth of the Company is likely to place a significant strain on its managerial, operational, and financial resources and systems. To execute the Company’s anticipated growth successfully, it must attract and retain qualified personnel and manage and train them effectively. The Company anticipates hiring additional distributors and personnel to assist in the commercialization of its products and in the development of future products. The Company will be dependent on its personnel and third parties to effectively market and sell its products to an increasing number of customers. It will also depend on its personnel to develop and manufacture in anticipated increased volumes its existing products, as well as new products and product enhancements. Further, the Company’s anticipated growth will place additional strain on its suppliers resulting in increased need for it to carefully monitor quality assurance. Any failure by the Company to manage its growth effectively could have an adverse effect on its ability to achieve its development and commercialization goals.
The Company’s operations may be disrupted in the event key infrastructure or supplies are damaged.
If the Company’s facilities or systems are damaged or destroyed, it may experience delays that could negatively impact its revenues or have other adverse effects. The Company’s facilities may be affected by natural or man-made disasters. If one of its facilities were affected by a disaster, the Company would be forced to rely on third-party manufacturers or to shift production to another manufacturing facility. In such an event, the Company would face significant delays in manufacturing which would prevent it from being able to sell its products. In addition, the Company’s insurance may not be sufficient to cover all the potential losses and may not continue to be available to it on acceptable terms, or at all. Furthermore, although its computer and communications systems are protected through physical and software safeguards, they are still vulnerable to fire, storm, flood, power loss, earthquakes, telecommunications failures, physical or software break-ins, software viruses and similar events, and any failure of these systems to perform for any reason and for any period of time could adversely impact the Company’s ability to operate.
Changes to United States tariff and import/export regulations could negatively affect our business condition and results of operations.
The United States has recently enacted and proposed to enact significant new tariffs. Additionally, the current U.S. administration has directed various federal agencies to further evaluate key aspects of U.S. trade policy, and there has been ongoing discussion and commentary regarding potential significant changes to U.S. trade policies, treaties and tariffs. There continues to exist significant uncertainty about the future relationship between the United States and other countries with respect to such trade policies, treaties and tariffs. These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade and trade between the impacted nations and the United States. Any of these factors could impact economic activity and global capital markets, in turn, potentially impacting our business, our access to capital, our financial condition and results of operations. As the Company relies currently relies upon on third party contract manufacturers, changes in trade policies may materially impact our costs and limit our ability to shift production to new manufacturing facilities.
Inflation may negatively impact the business.
Global markets have recently experienced increased rates of inflation. Inflation itself, as well as certain governmental efforts to combat inflation, may have significant negative effects on any economy, which the Company does business. Past governmental efforts to curb inflation also involved other more drastic economic measures. Any future economic measures to curb inflation could be expected to have similar adverse effects on the level of economic activity in the market, which the Company does business and, in turn, on the operations of the Company.
The Company’s insurance will not cover all potential risks associated with our operations.
Although the Company maintains insurance to protect against certain risks in such amounts as the Company considers reasonable, the Company insurance will not cover all of the potential risks associated with the Company’s pharmaceutical and industrial operations and the risks generally associated with being a publicly traded corporation. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. The Company may have a material adverse effect on its activities, results of operations, cash flows and financial condition as a result of losses related to any event that is not covered, or adequately covered, by its insurance policies.

Loss of any of the Company’s suppliers may lead to an increase in inventory costs.
The loss of any of the Company’s suppliers or an increase in the price of inventory supplied to it could have an adverse effect on the Company’s financial condition and results of operations. The Company purchases certain supplies used in its extraction processes from various sources due to quality considerations, costs or constraints resulting from regulatory requirements. Agreements with certain suppliers are terminable by either party upon short notice and if a supply contract is terminated, the Company may not be able to establish additional or replacement suppliers or react quickly. In addition, the Company may lose suppliers due to, among other things, the acquisition of such supplier by a competitor (which may cause the supplier to stop selling its products to it), the bankruptcy of such supplier, which may cause the supplier to cease operations. A reduction or interruption by suppliers of the supply of materials or key components used in the manufacturing of the Company’s products or an increase in the price of those materials or components could adversely affect the Company’s financial condition and results of operations.
A breakdown in labor relations may negatively impact operations.
While the Company has good relations with its employees, there can be no assurance that it will be able to maintain positive relationships with its employees. In addition, relations between the Company and its employees may be impacted by regulatory or governmental changes introduced by the relevant authorities in whose jurisdictions the Company carries on business. Adverse changes in such legislation or in the relationship between the Company and its employees could have a material adverse impact on the Company’s business, results of operations and financial condition.
The Company is exposed to potential misconduct by employees, contractors and consultants.
The Company is exposed to the risk that its employees, independent contractors, and consultants may engage in fraudulent or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to the Company that violates:
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government regulations;

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manufacturing standards;

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federal and provincial healthcare fraud and abuse laws and regulations; or

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laws that require the true, complete, and accurate reporting of financial information or data.

It is not always possible for the Company to identify and deter misconduct by its employees and other third parties, and the precautions taken by the Company to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting the Company from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against the Company, and it is not successful in defending itself or asserting its rights, those actions could have a significant impact on the Company’s business, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of the Company’s operations, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations.
The successful operation of the Company relies critically upon IT systems security.
Any threat to computer security could cause harm to the Company. The Company relies on secure and adequate operations of information technology systems in the conduct of its activities. Access to and the security of the information technology systems are critical to the Company’s operations. These systems are subject to disruption, damage, or failure from a variety of sources, including, but not limited to, cable cuts; damage to physical plants; natural disasters; terrorism; fire; power loss; hacking, cyber-attacks, and other information security breaches; non-compliance by third party service providers; computer viruses; vandalism and theft. The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, information technology systems and software. The systems that are in place may not be enough to guard against loss of data due to the rapidly evolving cyber threats.

The Company may be required to increasingly invest in better systems, software, and use of consultants to periodically review and adequately adapt and respond to dynamic cyber risks or to investigate and remediate any security vulnerabilities. Any of these and other events could result in information system failures, delays and/or an increase in capital expenses. Failures in the Company’s information technology systems could translate into operational delays, compromising, loss or disclosure of confidential, proprietary, personal, or sensitive information and third-party data, or destruction or corruption of data. Accordingly, any failure of information systems or a component of information systems could adversely impact the Company’s reputation, business, financial condition, and results of operations, as well as compliance with its contractual obligations, compliance with applicable laws, and potential litigation and regulatory enforcement proceedings. Information technology systems failures could also materially adversely affect the effectiveness of the Company’s internal controls over financial reporting.
The Company may incur costs in connection with anti-corruption and anti-bribery law compliance.
The U.S. Foreign Corrupt Practices Act (“FCPA”) and the Canadian Corruption of Foreign Public Officials Act, as well as any other applicable domestic or foreign anti-corruption or anti-bribery laws to which the Company is or may become subject generally prohibit corporations and individuals from engaging in certain activities to obtain or retain business or to influence a person working in an official capacity and requires companies to maintain accurate books and records and internal controls, including at foreign-controlled subsidiaries.
Compliance with these anti-corruption laws and anti-bribery laws may be expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, these laws present particular challenges in the pharmaceutical industry, because, in many countries, hospitals are operated by the government, and physicians and other hospital employees are considered to be foreign officials. Certain payments by other companies to hospitals in connection with clinical trials and other work have been deemed to be improper payments to governmental officials and have led to FCPA enforcement actions.
The Company’s internal control policies and procedures may not protect it from reckless or negligent acts committed by the Company’s employees, distributors, licensees, or agents. The Company can make no assurance that they will not engage in prohibited conduct, and the Company may be held liable for their acts under applicable anti- corruption and anti-bribery laws. Noncompliance with these laws could subject the Company to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, suspension or debarment from contracting with certain people, the loss of export privileges, whistleblower complaints, reputational harm, adverse media coverage, and other collateral consequences. Any investigations, actions or sanctions or other previously mentioned harm could have a material adverse effect on the Company’s business, operating results, and financial condition.
We are governed by the corporate laws of Canada which in some cases have a different effect on shareholders than the corporate laws of the United States and may have the effect of delaying or preventing a change in control.
We are governed by the CBCA and other relevant laws, which may affect the rights of shareholders differently than those of a company governed by the laws of a United States jurisdiction, and may, together with our charter documents, have the effect of delaying, deferring or discouraging another party from acquiring control of our Company by means of a tender offer, a proxy contest or otherwise, or may affect the price an acquiring party would be willing to offer in such an instance. The material differences between the CBCA and Delaware General Corporation Law (“DGCL”) that may have the greatest such effect include, but are not limited to, the following: (i) for certain corporate transactions (such as mergers and amalgamations or amendments to our articles) the CBCA generally requires the voting threshold to be a special resolution approved by 66 2/3% of shareholders, or as set out in the articles, as applicable, whereas DGCL generally only requires a majority vote; and (ii) under the CBCA a holder of 5% or more of our outstanding Common Shares can requisition a special meeting of shareholders, whereas such right does not exist under the DGCL. We cannot predict whether investors will find our Company and our Common Shares less attractive because we are governed by foreign laws. If some investors find our Common Shares less attractive as a result of us being governed by the CBCA, there may be a less active trading market for our Common Shares and our share price may be more volatile.

In addition, a non-Canadian must file an application for review with the Minister responsible for the Investment Canada Act and obtain approval of the Minister prior to acquiring control of a “Canadian Business” within the meaning of the Investment Canada Act, where prescribed financial thresholds are exceeded. Finally, limitations on the ability to acquire and hold our Common Shares may be imposed by the Competition Act (Canada). The Competition Act (Canada) establishes a pre-merger notification regime for certain types of merger transactions that exceed certain statutory shareholding and financial thresholds. Transactions that are subject to notification cannot be closed until the required materials are filed and the applicable statutory waiting period has expired or been waived by the Commissioner. However, the Competition Act (Canada) permits the Commissioner of Competition to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us, whether or not it is subject to mandatory notification. Otherwise, there are no limitations either under the laws of Canada, or in our articles of amalgamation, or “articles,” on the rights of non-Canadians to hold or vote our Common Shares. Any of these provisions may discourage a potential acquirer from proposing or completing a transaction that may have otherwise presented a premium to our shareholders. We cannot predict whether investors will find our Company and our Common Shares less attractive because we are governed by foreign laws.
Issues with the enforceability of non-competition agreements may lead to competitors benefiting from our expertise.
The Company generally enters into non-competition agreements as part of employment agreements with certain directors and members of the senior management. These agreements generally prohibit the Company’s directors and senior managers, if they cease working for the Company, from competing directly with the Company or working for the Company competitors or clients for a limited period. The Company may be unable to enforce these agreements under the laws of the jurisdictions in which directors and senior managers work and it may be difficult to restrict the Company’s competitors from benefitting from the expertise developed by the Company’s former directors and senior managers while working for the Company.
Issues with product quality may have a negative reputational impact.
Quality problems with the processes and products could harm the Company’s reputation and clinical trial progress for producing high-quality products and diminish its competitive advantage, sales, and market share. The manufacturing of pharmaceutical products is a highly rigorous and complex process, due in part to strict regulatory requirements. Any failure to pharmaceutical products in accordance with product specifications could result in increased costs, lost revenues, field corrective actions, customer dissatisfaction or voluntary product recalls, any of which could harm the Company’s profitability and commercial reputation. Problems may arise during manufacturing for a variety of reasons, including equipment malfunction, failure to follow specific protocols and procedures and problems with raw materials. Quality is extremely important to the Company and its customers due to the serious and costly consequences of product failure. The final product formulation used for clinical trials are being manufactured by CMOs, operating as per Health Canada and/or FDA, as applicable, in compliance with cGMP qualification. If the Company fails to meet these standards, its reputation could be damaged, it could lose customers, and its revenue and results of operations could decline. If the components fail to meet these standards or fail to adapt to evolving standards, the Company’s reputation as a manufacturer of high-quality pharmaceutical products will be harmed, its competitive advantage could be damaged, and it could lose customers and market share.
Damage to the Company’s reputation may negatively impact our ability to achieve our goals.
The Company does not have perfect control over its image on social media and other web applications. As a result of social media and other web-based applications, companies today are at much greater risk of losing control over how they are perceived. Damage to the Company’s reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although the Company placed a great emphasis on protecting its image and reputation, it does not ultimately have direct control over how it is perceived by others. Reputation loss may lead to increased challenges in developing and maintaining community relations, decreased investor confidence and act as an impediment to the Company’s overall ability to advance its projects, thereby having a material adverse impact on the Company’s business, financial condition, or results of operations.

It may not be possible for foreign investors to enforce actions against us, and our directors and officers.
We are a corporation organized under the CBCA and our Canadian incorporated under the Business Corporations Act (Ontario) and continued under the CBCA. A majority of our directors and executive officers reside principally in Canada. Because all or a substantial portion of our assets and the assets of these persons are located in Canada, it may not be possible for foreign investors, including United States investors, to effect service of process from outside of Canada upon us or those persons, or to realize in the United States upon judgments of United States courts predicted upon civil liabilities under the Exchange Act or other United States laws. Furthermore, it may not be possible to enforce against us foreign judgments obtained in courts outside of Canada based upon the civil liability provisions of the securities laws or other laws in those jurisdictions.
Forward-looking statements contained in this Prospectus may be materially inaccurate.
By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.
Risks Related to Financial Condition and Economic Factors
We are a clinical-stage pharmaceutical company.
The Company is a clinical-stage pharmaceutical corporation and has not generated any sales revenue from any products in development. The Company has incurred operating losses since its formation. The Company incurred total Net and Comprehensive losses of $6,012,791 and $1,826,834 for the fiscal years ended July 31, 2025 and 2024 respectively. The Company’s historical losses resulted principally from costs incurred in connection with research and development activities and general and administrative costs associated with its operations. In the future, the Company intends to continue to conduct research and development, nonclinical testing, clinical trials, regulatory compliance and business development activities that, together with anticipated general and administrative expenses, will result in incurring further significant losses for at least the next several years. The Company’s expected losses, among other things, may continue to cause its working capital and shareholders’ equity (deficit) to decrease. The Company anticipates that its expenses will increase substantially if and as the Company, among other things:
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continues the clinical development of the Company’s current and future therapeutic products and product candidates including initiating additional and larger clinical trials;

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seeks additional indications for the Company’s current therapeutic products;

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seeks regulatory approvals for any future therapeutic product candidates that successfully complete clinical trials;

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experiences heightened regulatory scrutiny;

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explores external business development opportunities through acquisitions, partnerships, licensing deals to add future therapeutic products and technologies to the Company’s portfolio;

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obtains, maintains, expands and protects the Company’s intellectual property portfolio, including litigation costs associated with defending against alleged patent or other intellectual property infringement claims;

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adds clinical, scientific, operational, financial and management information systems and personnel, including personnel to support the Company’s therapeutic development and potential future commercialization efforts;

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experiences any delays or encounters any issues with respect to any of the above, including failed studies, ambiguous trial results, safety issues or other regulatory challenges, including delays and other impacts as a result of the spread of any pandemic or public health issues;

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incurs additional legal, accounting and other expenses associated with operating as a public company listed in Canada or the United States;

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establishes a sales, marketing and distribution infrastructure and scale-up manufacturing capabilities to commercialize any therapeutic products for which the Company may obtain regulatory approval or partners with other companies and/or governmental, supranational, nonprofit and academic institutions or organizations through partnership, out-licensing or other agreements to do so; and

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advances its commercialization strategy in Canada, U.S. and Europe.

Because of the numerous risks and uncertainties associated with therapeutic development, the Company is unable to accurately predict the timing or amount of increased expenses or when, or if, the Company will be able to achieve profitability. If the Company is required by the Health Canada, the FDA or other comparable foreign authorities to perform studies in addition to those the Company currently anticipates, or if there are any delays in completing the Company’s clinical trials or the development of the Company’s current or any future therapeutic products, the Company’s expenses could increase beyond current expectations and revenue could be further delayed.
To become and remain profitable, the Company will need to continue developing and eventually commercialize products that generate significant revenue. Even if the Company or any future collaborators do generate sales, the Company may never achieve, sustain or increase profitability on a quarterly or annual basis. The Company’s failure to sustain profitability would depress the market price of the Shares and could impair the Company’s ability to raise capital, expand the Company’s business, diversify the Company’s therapeutic offerings or continue the Company’s operations. If the Company continues to suffer losses, investors may not receive any return on their investment and may lose their entire investment.
We currently have negative operating cash flows.
During the six-month period ended January 31, 2026, the Company had a negative cash flow from operating activities of $7,678,324 and positive cash flow from financing activities of $1,993,541. During the fiscal year ended July 31, 2025, the Company had negative cash flow from operating activities of $1,247,777. The Company’s cash and cash equivalents amounted to $1,292,337 and $6,983,620 as at January 31, 2026, and July 31, 2025, respectively. The Company anticipates it will have negative cash flow from operating activities in future periods.
We expect to have additional capital requirements to fund our operations.
To date, the Company has funded its operations through private placements of units, shares and convertible debentures, as well as grant funding. The Company’s ability to continue as a going concern is dependent upon the ability of the Company to obtain necessary financing or other satisfactory arrangements to fund its operating expenses until revenue generating contracts are obtained to allow the Company to be self-sufficient. The Company’s ability to continue its research and development activities is dependent on management’s ability to secure additional financing in the future (including non-dilutive financing), which may be completed by way of traditional equity or debt financings or in a number of alternative ways including, but not limited to, a combination of: new strategic partnerships; joint venture arrangements; project-level third-party financings; the sale of non-core assets; securing grants or other forms of non-dilutive financings; and other capital market alternatives.
The Company thus expects to require substantial additional funding in the future to sufficiently finance its operations and advance development of its current and/or any future products. Further, changing circumstances, some of which may be beyond the Company’s control, could cause the Company to consume capital significantly faster than the Company currently anticipates, and the Company may need to seek additional funds sooner than planned. The Company’s future funding requirements, both short-term and long-term, will depend on many factors, including:
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the progress, timing and completion of nonclinical testing and clinical trials for the Company’s current and future products;

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the outcome, timing and cost of seeking and obtaining regulatory approvals from Health Canada and the FDA, and if applicable other comparable foreign authorities, including the potential for such authorities to require that the Company perform more nonclinical studies or clinical trials than those that the Company currently expects or change their requirements on studies that had previously been agreed to; the number of potential future products identified and developed, either internally through the Company’s research and development efforts or externally through acquisitions, licensing or other collaboration agreements;
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the costs involved in growing the Company’s organization to the size needed to allow for the research, development and potential commercialization of the Company’s current and any future products;

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the costs of training therapists who are supporting or will support the Company’s clinical trials;

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generating and collecting data and intellectual property; and strengthening the Company’s regional presence as a scientific and clinical resource;

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the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims of infringements raised by third parties;

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the time and costs involved in obtaining regulatory approval for the Company’s current or any future products, and any delays the Company may encounter as a result of evolving regulatory requirements or adverse results with respect to its current or any future products;

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selling and marketing activities undertaken in connection with the potential commercialization of the Company’s current or any future therapeutic candidates, if approved, and costs involved in the creation of an effective sales and marketing organization;

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the amount of revenue, if any, the Company may derive either directly or in the form of royalty payments from future sales of its current or any future products, if approved; and

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the costs of operating as a public company in Canada and in the United States.

Until the Company can generate sufficient revenue to finance its cash requirements, which the Company may never do, the Company expects to finance its future cash needs through a combination of equity offerings, grant funding, debt financing, strategic collaborations and alliances, licensing arrangements or monetization transactions. While the Company’s management has been successful in obtaining financing for the Company in the past, there can be no assurance it will be able to do so in the future or that these sources of funding or initiatives will be available to the Company or that they will be available on terms which are acceptable to the Company.
The Company’s ability to raise additional funds will depend on financial, economic and market conditions and other factors, over which the Company may have no or limited control. If adequate funds are not available on commercially acceptable terms when needed, the Company may be forced to delay, reduce or terminate the development or commercialization of all or part of its research programs or its current or any future products, or the Company may be unable to take advantage of future business opportunities.
The Company cannot guarantee that future financing will be available in sufficient amounts, or on commercially reasonable terms, or at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of holders of the Common Shares, the issuance of additional securities, whether equity or debt, by the Company, or the possibility of such issuance may cause the market price of the Common Shares to decline. The incurrence of indebtedness could result in increased fixed payment obligations and the Company may be required to agree to certain restrictive covenants, such as limitations on its ability to incur additional debt, limitations on its ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact on the Company’s ability to conduct its business. The Company could also be required to seek funds through arrangements with collaborators or others at an earlier stage than otherwise would be desirable and the Company may be required to relinquish rights to its current or any future therapeutics candidates or otherwise agree to terms unfavorable to the Company, any of which may have a material adverse effect on the Company’s business, operating results and prospects. Further, any additional fundraising efforts may divert the Company’s management from its day-to-day activities, which may adversely affect the Company’s ability to develop and commercialize its current or any future therapeutic candidates.
In addition, heightened regulatory scrutiny could have a negative impact on the Company’s ability to raise capital. The Company’s business activities rely on developing laws and regulations in multiple jurisdictions. It is impossible to determine the extent of the impact of any new laws, regulations or initiatives that may be proposed, or whether any proposals will become law. The regulatory uncertainty surrounding the Company’s current or any future therapeutic candidates may adversely affect the Company’s business and operations, including without limitation, the Company’s ability to raise additional capital.
The Company will incur significant costs to operate as a public company.
As a public company in Canada and the United States, the Company will incur significant legal, accounting and other expenses. As a public company, the Company is subject to various securities rules and regulations, which impose various requirements on the Company, including the requirement to establish and maintain effective disclosure and financial controls and corporate governance practices. The Company’s management and other personnel need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have increased the Company’s legal and financial compliance costs and have made some activities more time-consuming and costly.
Our business may be impacted by volatile global financial conditions.
In recent years, global financial markets have experienced increased volatility, and global financial conditions have been subject to increased instability, resulting in a profound impact on the global economy. Many industries are impacted by these market conditions. Some of the key impacts of financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. These factors may impact the ability of the Company to obtain equity or debt financing and, if available, to obtain such financing on terms favorable to the Company. If these increased levels of volatility and market instability continue, the Company’s operations and planned growth could be adversely impacted and the trading price of the securities of the Company may be adversely affected.
The Company’s business is influenced by a variety of economic and business conditions (including inflation, interest rates, exchange rates and access to debt and capital markets), as well as by monetary and regulatory policies. Deterioration in economic conditions, increase in interest rates or a decrease in consumer demand and/or a decrease in investment demand could have an adverse impact on the Company’s financial performance and condition, cash flows and growth prospects.
Our financial statements were prepared on a going-concern basis, and our independent auditor is of the opinion that there is material uncertainty related to going concern.
The Company’s financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business as they come due into the foreseeable future. As described in Note 1 to the audited consolidated financial statements for the fiscal year ended July 31, 2025 and the unaudited condensed consolidated financial statements for the three month period ended January 31, 2026, the Company’s ability to continue as a going concern depends also on our ability to source from our pharmaceutical suppliers, our ability to distribute its products while generating positive cash flows and to obtain, in a timely matter, further financing to complete research and development projects, and to market our developed products, as to which no assurance can be given. Management continues to negotiate further financing and different agreements that could create positive cash flow. The success of these negotiations is contingent on many factors outside of our control, and our ability to successfully complete such financings and agreements is tinged with material uncertainty that may cast substantial doubt on the Company’s ability to continue as a going concern. If we are unable to improve our liquidity position, we may not be able to continue as a going concern, and therefore, be required to realize our assets and discharge our liabilities other than in the normal course of business which could cause investors to suffer the loss of all or a substantial portion of their investment.
Our Common Shares may be subject to significant price and volume fluctuations.
The market price of securities of many companies, particularly development stage pharmaceutical companies, experience wide fluctuations in price that are not necessarily related to the operating performance, underlying asset values or prospects of such companies. Indeed, the Common Shares do not necessarily trade at prices determined by reference to the underlying value of the Company business and cannot be predicted. The market price of the Common Shares may be subject to significant fluctuations in response to variations in quarterly operating results and other factors. In addition, securities markets have experienced significant price and volume fluctuations from time to time in recent years, and even more so since the beginning of the COVID-19 pandemic, that are often unrelated or disproportionately related to the operating performance of particular issuers. These broad fluctuations may adversely affect the market price of the Common Shares.
Our business may be impacted by catastrophic events, natural disasters or severe weather.
The Company’s business may be negatively impacted to varying degrees by a number of events which are beyond its control, including cyber-attacks, unauthorized access, energy blackouts, pandemics, terrorist attacks, acts of war, earthquakes, hurricanes, tornados, fires, floods, ice storms or other natural or manmade catastrophes. While the Company engages in emergency preparedness, including business continuity planning, to mitigate risks, such events can evolve very rapidly, and their impacts can be difficult to predict. As such, there can be no assurance that in the event of such a catastrophe that the Company’s operations and ability to carry on business will not be disrupted. The occurrence of such events may not release the Company from performing its obligations to third parties.
Estimates, judgments and assumptions were used when preparing our financial statements.
The preparation of the Company’s consolidated financial statements requires management to make estimates, judgments and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. The Company cannot provide assurance that its estimates, judgments and assumptions are accurate or adequate, which could have a material adverse effect on the Company’s results of operations, financial condition, and cash flows.
Securities industry analyst research reports may impact on the price of our Common Shares and Warrants.
The trading market for Common Shares and Warrants relies in part on the research and reports that securities analysts and other third parties choose to publish about the Company. The Company does not control these analyses or other third parties. The price of the Common Shares and Warrants could decline if one or more securities analysts downgrade the Common Shares and Warrants or if one or more securities analysts or other third parties publish inaccurate or unfavorable research about the Company or cease publishing reports about the Company. If one or more analysts cease coverage of the Company or fail to regularly publish reports on the Company, the Company could lose visibility in the financial markets, which in turn could cause the Common Shares and Warrants price or trading volume to decline.
Increases in interest rates may impact our cost of financing.
Increases in interest rates, both domestically and internationally, could negatively affect the Company cost of financing its operations and investments. Adverse credit market conditions could limit the Company’s ability to raise debt that may be needed to fund the Company’s operations. The Company ability to maintain its current credit facility and its ability to issue or borrow long-term debt and raise financing may be critical to the success of the Company business. The Company’s ability to conduct operations could be materially and adversely impacted should these or other adverse conditions affect the Company’s sources of liquidity.
We do not pay dividends and do not intend to for the foreseeable future.
The Company has not declared or paid any dividends on its Common Shares. The Company currently intends to reinvest future earnings to finance its growth and the development of its business. As a result, the Company does not intend to pay dividends in the foreseeable future. The payment of dividends in the future will be dependent on the Company’s earnings, financial condition and such other factors as the Board of Directors considers appropriate. Until the time that the Company does pay dividends, which the Company may never do, the Company’s shareholders will not be able to receive a return on their Common Shares unless they sell them.
Holders of Common Shares and Warrants may lose their investment as a result of bankruptcy, liquidation or reorganization.
In the event of bankruptcy, liquidation or reorganization of the Company, holders of certain of its indebtedness and certain trade creditors will generally be entitled to payment of their claims from the assets of the Company before any assets are made available for distribution to the shareholders. The Common Shares and Warrants will be effectively subordinated to most of the other indebtedness and liabilities of the Company.
Evolving tax rules and tax audits may negatively impact our business.
The Company is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest and penalties, which would negatively affect the Company’s financial condition and operating results. Changes in tax rules and regulations or in the interpretation of tax rules and regulations by the courts or the tax authorities may also have a substantial negative impact on the Company’s business.
Shareholder activism may impact on our ability to efficiently operate.
In recent years, publicly traded companies have been increasingly subject to demands from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, social issues, or for certain corporate actions or reorganizations. There can be no assurances that activist shareholders will not publicly advocate for the Company to make certain corporate governance changes or engage in certain corporate actions. Responding to challenges from activist shareholders, such as proxy contests, media campaigns or other activities, could be costly and time consuming and could have an adverse effect on the Company’s reputation and divert the attention and resources of the Company’s management and Board of Directors, which could have an adverse effect on the Company’s business and results of operations. Even if the Company does undertake such corporate governance changes or corporate actions, activist shareholders may continue to promote or attempt to effect further changes and may attempt to acquire control of the Company to implement such changes. If shareholder activists seeking to increase short-term shareholder value are elected to the Board of Directors, this could adversely affect the Company’s business and future operations. Additionally, shareholder activism could create uncertainty about the Company’s future strategic direction, resulting in loss of future business opportunities, which could adversely affect the Company’s business, future operations, profitability and ability to attract and retain qualified personnel.
Risks Relating to Our Industry
Pharmaceutical markets are highly competitive in nature.
The biotechnology and pharmaceutical industries are intensely competitive and subject to rapid and significant technological change. The Company’s competitors include large, well-established pharmaceutical companies, biotechnology companies, and academic and research institutions developing therapeutics for the same indications the Company is targeting and competitors with existing marketed therapies. The Company’s future customers will consider many factors when choosing suppliers, including product reliability, clinical outcomes, product availability, inventory consignment, price and product services provided by the manufacturer, and market share can shift as a result of technological innovation and other business factors. Major shifts in industry market share have occurred in connection with product problems, physician advisories and safety alerts, reflecting the importance of product quality in the pharmaceutical industry, and any quality problems with the Company’s processes, goods and services could harm its reputation for producing high-quality products and erode its competitive advantage, sales, and potential market share.
Many of the Company’s competitors have substantially greater financial, technical and human resources than the Company does and have significantly greater experience than the Company in conducting non-clinical testing and human clinical trials of products, scaling up manufacturing operations and obtaining regulatory approvals of products. Accordingly, the Company’s competitors may succeed in obtaining regulatory approval for products more rapidly than the Company does.
Competitors may develop technologies that could be the basis for products that challenge the discovery research capabilities of products the Company is developing. Some of those products may have an entirely different approach or means of accomplishing the same desired therapeutic effect as the Company’s product candidates and may be more effective or less costly than its product candidates. The success of the Company’s competitors and their products and technologies relative to the Company’s technological and research and development capabilities and competitiveness could have a material adverse effect on the future nonclinical studies and clinical trials of the Company’s product candidates, including its ability to obtain the necessary regulatory approvals for the conduct of such clinical trials.
If the Company is not able to compete effectively against its current and future competitors, the Company’s business will not grow, and its financial condition and operations will substantially suffer.
Further, there can be no assurance that potential competitors of the Company, which may have greater financial, production, sales and marketing experience, and personnel and resources than the Company, are not currently developing, or will not in the future develop; products and strategies that are equally or more effective and/or economical as any products or strategies developed by the Company or which would otherwise render the Company’s business, products and strategies, as applicable, ineffective, or obsolete. Increased competition by larger and better financed competitors could materially and adversely affect the business, financial condition and results of operations of the Company.
Our risk management policies may not be effective at managing the risks we face.
The Company operates in a rapidly changing industry. Accordingly, the Company risk management policies and procedures may not be fully effective at identifying, monitoring and managing the Company’s risks. Some of the Company’s risk evaluation methods depend upon information provided by third parties regarding markets, clients or other matters that are otherwise inaccessible to the Company. In some cases, however, that information may not be accurate, complete, or up to date. The Company risk management policies, procedures, techniques and processes may not be effective at identifying all of the risks to which the Company is exposed or enabling the Company to mitigate the risks identified. In addition, when the Company introduces new products or begins to operate in industries in which it has a limited history of fraud loss, the Company may be less able to forecast and reserve accurately for new risks. If the Company’s risk management policies and processes are ineffective, the Company may suffer large financial losses and may be subject to civil and criminal liability, and there could be an adverse effect on its business, financial condition and results of operations.
Our financial condition and results of operation depend on the protection of our intellectual property rights.
The patent positions of pharmaceutical products are often complex and uncertain. If the Company is unable to protect its intellectual property effectively, its financial condition and results of operations could be adversely affected. Patents and other proprietary rights are essential to the Company and its ability to compete effectively with other companies is dependent upon the proprietary nature of its technologies. The Company also relies upon trademark laws, trade secrets, know-how, continuing technological innovations and licensing opportunities to develop, maintain and strengthen its competitive position. The Company seeks to protect these, in part, through confidentiality agreements with certain employees, consultants and other parties. The Company pursues a policy of generally obtaining patent protection in both Canada and in key foreign countries for patentable subject matter in its proprietary products and product candidates and attempt to review third-party patents and patent applications to the extent publicly available to develop an effective patent strategy, avoid infringement of third-party patents, and monitor the patent claims of others.
If the Company encounters delay in its development or clinical trials, the period of time during which the Company could market its product candidates under patent protection would be reduced. Thus, the Company’s competitors may be able to circumvent the Company’s patents by developing similar or alternative products in a non-infringing manner.
The Company currently owns numerous Canadian patents and has patent applications pending. The Company cannot be certain that any pending or future patent applications will result in issued patents, that any current or future patents issued will not be challenged, invalidated or circumvented or that the rights granted thereunder will provide a competitive advantage to it or prevent competitors from entering markets which the Company currently serves. In addition, the Company may have to take legal action in the future to protect its trade secrets or know-how or to defend itself against claimed infringement of the rights of others. Any legal action of that type could be costly and time consuming to the Company despite insurance policies owned by the Company, and it cannot be certain of the outcome. The invalidation of key patents or proprietary rights which the Company owns or an unsuccessful outcome in lawsuits to protect its intellectual property could have a material adverse effect on its financial condition and results of operations.

Potential intellectual property litigation could be disruptive.
Future patent litigation could be costly and disruptive to the Company and may have an adverse effect on its financial condition and results of operations. The Company operates in an industry that is susceptible to significant patent litigation, and, in recent years, it has been common for companies in the pharmaceutical field to aggressively challenge the rights of other companies to prevent the marketing of new products. Companies that obtain patents for products or processes that are necessary for or are useful to the development of their products may bring legal actions against the corporation claiming infringement. Defending intellectual property litigation is expensive and complex and outcomes are difficult to predict. Any pending or future patent litigation may result in significant royalty or other payments or injunctions that can prevent the sale of products and may cause a significant diversion of the efforts of the Company’s technical and management personnel. While the Company intends to defend any such lawsuits vigorously, it cannot be certain that it will be successful. In the event that the Company’s right to market any of its products is successfully challenged or if the Company fails to obtain a required license or is unable to design around a patent, the Company’s financial condition and results of operations could be materially adversely affected.
The Company is also subject to litigation arising in the normal course of business and may be involved in legal disputes or matters with other parties, including governments and their agencies, regulators and members of the Company’s own workforce, which may result in litigation. The causes of potential litigation cannot be known and may arise from, among other things, business activities, employment matters, including compensation issues, health and safety laws and regulations, tax matters, volatility in the Company’s stock price, failure to comply with disclosure obligations or labor disruptions. Regulatory and government agencies may initiate investigations relating to the enforcement of applicable laws or regulations and the Company may incur expenses in defending them and be subject to fines or penalties in case of any violation and could face damage to its reputation in the case of recurring workplace incidents resulting in an injury or fatality for which the Company is found responsible. The results and costs of litigation and investigations cannot be predicted with certainty. If the Company is unable to resolve these disputes or matters favorably, this may have a material adverse impact on the Company’s financial performance, cash flows and results of operations.
Moreover, even if resolved in the Company’s favor, litigation or other legal proceedings relating to intellectual property claims may cause the Company to incur significant expenses and could distract the Company’s technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the market price of the Common Shares. Such litigation or proceedings could substantially increase the Company’s operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. The Company may not have sufficient financial or other resources to adequately conduct such litigation or proceedings.
We may be subject to shareholder litigation, governmental investigations, and other proceedings involving our officers and directors, which could result in significant costs, divert management’s attention, and adversely affect our reputation and financial condition.
From time to time, we and certain of our officers and directors may become the subject of claims and investigations, including, but not limited to, securities class actions, derivative suits, and whistleblower and employment claims. In connection with this offering and our transition to a public company, we may face an increased likelihood of such claims or proceedings. For certain claims, our liability may be joint and several. Accordingly, we may be held responsible for more than our share of the claimed damages. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to us and as a result, could have a material adverse effect on our assets, liabilities, business, financial condition or results of operations. Even if we prevail in any such legal proceeding, the proceedings could be costly, time-consuming and may divert the attention of management and key personnel from our business operations, which could adversely affect our reputation and financial condition.
The successful commercialization of our products depends on our sales, marketing and distribution capabilities.
Even if one or more of our product candidates obtains regulatory approval, the Company would not be able to successfully commercialize products if the Company was unable to create sales, marketing, and distribution capabilities or make adequate arrangements with third parties, including entering into collaborations with partners, for such purposes. In order to commercialize its products successfully, the Company could, on a product-by-product basis, either develop internal sales, marketing and distribution capabilities or make arrangements with third parties, including entering into collaborations with partners, to perform some or all of these services. The Company currently has limited marketing capabilities and sales force. To the extent that the Company internally develop a sales force, the cost of establishing and maintaining a sales force would be substantial and may exceed its cost effectiveness. In addition, in marketing its products, the Company is likely to compete with many companies that currently have extensive and well-funded marketing and sales operations. Despite marketing and sales efforts, the Company may be unable to compete successfully against these companies. The Company may not be able to do so on favorable terms. The Company could rely on third parties to market and sell its products in certain territories, rather than establishing an internal sales force. When the Company contracts with third parties, including entering into collaborations with partners, for the sale and marketing of its products, revenues depend upon the efforts of these third parties, which may not be successful. If the Company fails to establish successful marketing and sales capabilities or to make arrangements with third parties for such purposes, the Company’s business, financial condition, results of operations and prospects will be materially adversely affected.
Government regulations may adversely impact our operations.
Biotechnology and pharmaceutical companies operate in a high-risk regulatory environment. The manufacture and sale of therapeutic products are governed by numerous statutes and regulations in the United States, Canada, and other countries where the Company intends to market its products. The subject matter of such legislation includes approval of manufacturing facilities, controlled research, and testing procedures, review, and approval of manufacturing, preclinical and clinical data prior to marketing approval, as well as regulation of marketing activities, notably advertising and labeling.
The process of completing clinical testing and obtaining required approvals is likely to take several years and require the expenditure of substantial resources. Furthermore, there can be no assurance that the regulators will not require modification to any submissions, which may result in delays or failure to obtain regulatory approvals. Any delay or failure to obtain regulatory approvals could adversely affect the Company’s ability to utilize its technology, thereby adversely affecting its operations. Further, there can be no assurance that its product candidates prove to be safe and effective in clinical trials or receive the requisite regulatory approval. There is no assurance that the Company will be able to timely and profitably produce its products while complying with all the applicable regulatory requirements. Foreign markets, other than the United States and Canada, impose similar restrictions.
Our success depends on our ability to commercialize our products.
Even if the Company obtains regulatory approval for a product, its future success will still depend on its ability to successfully commercialize its products, which depends on a number of factors beyond the Company’s control, including the willingness of physicians to prescribe its products to patients, payers’ willingness and ability to pay for the product, the level of pricing achieved, patients’ response to its products, the ability of its marketing partners to generate sales, and its ability to manufacture products on a cost-effective and efficient basis. If the Company is not successful in the commercialization of its products, its business, results of operations, and financial condition may be harmed.
The successful commercialization of our products may be negatively impacted by unpredictable reforms to healthcare reimbursement by third parties.
The Company’s ability to commercialize any products successfully will depend, in part, on the extent to which coverage and reimbursement for these products and related treatments will be available from government healthcare programs, private health insurers, managed care plans, and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry is cost containment. Government authorities and third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. The Company cannot be sure that coverage and reimbursement will be available on a timely basis for any product that it, or any of its partners, commercializes and, if reimbursement is available, the level of reimbursement may be reduced. Access to reimbursement may impact on the demand for, or the price of, any product for which the Company or its partners obtain marketing approval. If reimbursement is not available on a timely basis or is available only to limited levels or is delayed, the commercial potential for any product candidate for which the Company or its partner has obtained marketing approval may be reduced. Such an outcome could adversely affect the Company’s profitability and share price
We must build and maintain strong relationships with physicians and healthcare professionals.
The success of the Company depends upon strong relationships with physicians and other healthcare professionals. If the Company fails to build working relationships with physicians and other healthcare professionals, many of its products may not be developed and marketed in line with the needs and expectations of the professionals who support its products. The research, development, marketing, and sales of many of its new and improved products is dependent upon the Company maintaining working relationships with physicians as well as other healthcare professionals, who are becoming increasingly instrumental in making purchasing decisions for its products. The Company relies on these professionals to provide it with considerable knowledge and experience regarding its products and the marketing and sale of its products. Physicians also assist the Company as researchers, marketing consultants, product consultants, inventors, and as public speakers. If the Company is unable to maintain its strong relationships with these professionals and continue to receive their advice and input, the development and marketing and sales of its products could suffer, which could have a material adverse effect on its financial condition and results of operations. The Company’s relationships with physicians and other healthcare professionals and other providers that use its products are regulated under various civil and criminal laws, including the federal anti-kickback statute in the United States. In addition, the Company has in place and is continuously improving its internal business integrity and compliance program and policies. Any violation of laws regulating our relationships with physicians and other healthcare professionals could adversely affect the Company’s business, results of operations, and financial condition.
The successful commercialization of our products may be harmed by increases in healthcare costs.
Consolidation in the healthcare industry could lead to demands for price concessions or limit or eliminate the Company’s ability to sell to certain of its significant market segments. The cost of healthcare has risen significantly over the past decade and numerous initiatives and reforms initiated by legislators, regulators, and third-party payors to curb these costs have resulted in a consolidation trend in the pharmaceutical industry as well as among the Company’s future customers, including healthcare providers. This in turn has resulted in greater pricing pressures and limitations on the Company’s ability to sell to important market segments, like group purchasing organizations, independent delivery networks and large single accounts. The Company expects that market demand, government regulation, third-party reimbursement policies and societal pressures will continue to change the worldwide healthcare and pharmaceutical industry, resulting in further business consolidations and alliances which may exert further downward pressure on the prices of its products and adversely impact the Company’s financial condition and results of operations.
We may face delays for regulatory clearance and approvals or may not obtain clearance or approval at all.
If the Company fails to obtain or maintain, or experience significant delays in obtaining, regulatory clearances or approvals for its products or product enhancements, the Company’s ability to commercially distribute and market its products could suffer. The Company’s products are subject to rigorous regulation by federal, provincial, state, and foreign governmental authorities. The Company’s failure to comply with such regulations or to make adequate, timely corrections, could lead to the imposition of injunctions, suspensions or loss of marketing clearances or approvals, product recalls, manufacturing cessation, termination of distribution, product seizures, civil or criminal penalties, or some combination of such actions. The process of obtaining regulatory authorizations to market a pharmaceutical product can be costly and time consuming, and there can be no assurance that such authorizations will be granted on a timely basis, if at all. If regulatory clearance or approvals are received, additional delays may occur related to manufacturing, distribution, or product labelling.

There is no guarantee our clinical trials will enable us to obtain regulatory approval for new products.
The Company’s clinical trials may not yield results that will enable the Company to obtain regulatory approval for its current or future product. The Company will only receive regulatory approval for a product if it can demonstrate in carefully designed and conducted clinical trials that the product candidate is safe and effective. The Company does not know whether its current or any future clinical trials will demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals or if they will result in marketable products. If clinical trials for a product candidate are unsuccessful, the Company will be unable to commercialize such a product candidate. If one or more of the clinical trials are delayed, the Company may be unable to meet its anticipated development or commercialization timelines. Either circumstance could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.
Our competitive position relies on our ability to innovate.
Failure to innovate may adversely impact the Company’s competitive position and may adversely impact its ability to drive price increases for its products and its product revenues. The Company’s future success will depend upon its ability to innovate and introduce enhancements to its existing products to address the changing needs of the marketplace. The Company also relies on product enhancements to attempt to drive price increases for its products in its markets. Frequently, product development programs require assessments to be made of future clinical need and commercial feasibility, which are difficult to predict. Customers may forego purchases of their products and purchase its competitors’ products as a result of delays in introduction of its new products and enhancements, failure to choose correctly among technical alternatives or failure to offer innovative products or enhancements at competitive prices and in a timely manner. Any delays in product releases may negatively affect the Company.
We face potential product liability.
The Company faces a potential risk of product liability as a result of the clinical testing of its products and will face an even greater risk if the Company commercializes any of them, if approved. Any product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability and a breach of warranties. Claims could also be asserted under state consumer protection acts. If the Company cannot successfully defend itself against product liability claims, the Company may incur substantial liabilities or be required to limit commercialization of the product candidate subject to such claims. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:
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decreased demand for any products that the Company may develop;

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injury to the Company’s reputation;

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withdrawal of clinical trial participants;

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costs to defend any related litigation;

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a diversion of management’s time and the Company’s resources;

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substantial monetary awards to trial participants or patients;

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product recalls, withdrawals or labeling, marketing or promotional restrictions;

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loss of revenue;

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the inability to commercialize any of the Company’s products, if approved;

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a decline in the Company’s stock price; and

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exposure to adverse publicity.

The Company currently carries product liability insurance coverage. The Company can provide no assurance that potential claims will not be asserted against it. A successful liability claims or series of claims brought against the Company could have a material adverse effect on its business, financial condition and results of operations.

Although the Company intends to obtain adequate product liability insurance for the clinical trials, it cannot provide any assurances that it will be able to obtain or maintain such adequate product liability insurance on acceptable terms, if at all, or that such insurance will provide adequate coverage against potential liabilities. Claims or losses in excess of any product liability cover that may be obtained by the Company could have a material adverse effect on its business, financial condition and results of operations.
Some of the Company’s agreements with third parties might require it to maintain product liability insurance. If the Company cannot obtain acceptable amounts of coverage on commercially reasonable terms in accordance with the terms set forth in these agreements, the corresponding agreements would be subject to termination, which could have a material adverse impact on its operations.
Certain of our directors may have conflicts of interest.
Certain of the Company’s directors and senior officers may, from time to time, be employed by or affiliated with organizations that have entered into agreements with us. As disputes may arise between these organizations and us, or certain of these organizations may undertake or have undertaken research with the Company’s competitors, there exists the possibility for such people to be in a position of conflict. Any decision or recommendation made by these people involving the Company will be made in accordance with his or her duties and obligations to deal fairly and in good faith with the Company and such other organizations. In addition, as applicable, such directors and officers will refrain from voting on any matter in which they have a conflict of interest.
Risks Relating to Clinical Development
FDA Acceptance of Our Clinical Data and Development Strategy
Our clinical trial designs were not developed in consultation with the FDA, and the FDA may not accept our clinical or nonclinical data as sufficient to support regulatory approval of Thykamine™ or any of our other product candidates. As a result, the FDA may require us to conduct additional preclinical studies and/or clinical trials, which could be time-consuming, costly, and may delay or prevent regulatory approval.
Although we intend to request a pre-IND meeting (or other appropriate pre-submission meeting) with the FDA to obtain regulatory feedback on our development strategy, there can be no assurance that the FDA will agree with our proposed approach or that the data generated to date will be deemed adequate. The FDA has broad discretion in determining whether the design, conduct, endpoints, or statistical analyses of our completed or ongoing studies are sufficient to support approval for a proposed indication. Any requirement by the FDA for additional studies or data could materially increase development costs, delay commercialization, or prevent us from obtaining regulatory approval.
We may face difficulty enrolling subjects in clinical trials.
Subject enrollment, a significant factor in the timing of clinical trials, is affected by many factors, including the size and nature of the subject population, the proximity of subjects to clinical sites, the eligibility criteria for the clinical trial, the design of the clinical trial, ability to obtain and maintain subject consents, risk that enrolled subjects will drop out before completion, competing clinical trials and clinicians’ and subjects’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies, including any new drugs that may be approved for the indications the Company is investigating. Furthermore, the Company relies on CROs and clinical trial sites to ensure the proper and timely conduct of the Company’s clinical trials, and while the Company has agreements governing their committed activities, the Company has limited influence over their actual performance.
If the Company experiences delays in the completion or termination of any clinical trial of its proposed products or any future products, the commercial prospects of its products will be harmed and its ability to generate product revenues from any of these products will be delayed. In addition, any delays in completing clinical trials will increase costs, slow down product development and approval process and can shorten any periods during which the Company may have the exclusive right to commercialize its products or allow its competitors to bring products to market before the Company does. Delays can further jeopardize its ability to commence product sales, which will impair its ability to generate revenues and may harm the business, results of operations, financial condition and cash flows and future prospects. In addition, many of the factors that can cause a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of its proposed products or its future products.
Delays in completing clinical trials may increase costs.
As the Company’s products development advance, the latter through a series of progressively larger and more complex clinical trials, the Company will need to enroll an increasing number of patients that meet its eligibility criteria. There is significant competition for recruiting patients in clinical trials, and the Company may be unable to enroll the patients it needs to complete clinical trials on a timely basis or at all. The factors that affect the Company’s ability to enroll patients are largely uncontrollable and include, but are not limited to the size and nature of the patient population, eligibility and exclusion criteria for the trial, design of the clinical trial, competition with other companies for clinical sites or patients, perceived risks and benefits of the product, and the number, availability, location and accessibility of clinical trial sites.
Such delays in completing its clinical trials will likely increase costs as well as slow down the future development program and path to approval. Depending on the nature of the delay, such factors may lead to the denial of regulatory approval of the Company’s product candidates. Significant delays to the development program may alternatively lead to additional competitors to bring their therapies to market ahead of the Company as well as reduce the duration to which it holds certain exclusive rights. Such occurrences may harm the overall business, financial status, prospect and reputation of the Company.
We will rely on third parties for clinical trial progress.
The Company relies on and will continue to rely on third parties to conduct a significant portion of its nonclinical and clinical development activities. For example, clinical development activities include trial design, regulatory submissions, clinical patient recruitment, clinical trial monitoring, clinical data management and analysis, safety monitoring and project management. If there is any dispute or disruption in its relationship with third parties, or if it is unable to provide quality services in a timely manner and at a feasible cost, the Company’s active development programs will face delays. Further, if any of these third parties fails to perform as the Company expects or if their work fails to meet regulatory requirements, the Company’s testing could be delayed, cancelled or rendered ineffective.
The safety and efficacy of our product candidates must still be proven.
Before obtaining marketing approval from regulatory authorities for the sale of the Company’s product candidates, the Company must conduct non-clinical studies in animals and extensive clinical trials in humans to demonstrate the safety and efficacy of the products. Clinical testing is expensive and difficult to design and implement, can take many years to complete and has uncertain outcomes. The outcome of nonclinical studies and early clinical trials may not predict the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. A number of companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in advanced clinical trials due to lack of efficacy or unacceptable safety profiles, notwithstanding promising results in earlier trials. The Company does not know whether the clinical trials it conducted or may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of its product candidates in any jurisdiction. A product may fail for safety or efficacy reasons at any stage of the testing process. A major risk the Company faces is the possibility that none of its products under development will successfully gain market approval, resulting in the Company (and its partners) being unable to derive any commercial revenue from them after investing significant amounts of capital in their development.
Clinical trials are conducted in representative samples of the potential patient population which may have significant variability. Clinical trials are by design based on a limited number of subjects and of limited duration for exposure to the product used to determine whether, on a potentially statistically significant basis, the planned safety and efficacy of any such product can be achieved. As with the results of any statistical sampling, the Company cannot be sure that all side effects of its product candidates may be uncovered, and it may be the case that only with a significantly larger number of patients exposed to such products for a longer duration may a more complete safety profile be identified. Further, even larger clinical trials may not identify rare serious adverse effects, or the duration of such studies may not be sufficient to identify when those events may occur. There have been products that have been approved by the regulatory authorities but for which safety concerns have been uncovered following approval. Such safety concerns have led to labelling changes or withdrawal of such products from the market, and the Company’s products may be subject to similar risks. The Company might have to withdraw or recall its products from the marketplace. The Company may also experience a significant drop in the potential future sales of its products if and when regulatory approvals for such products are obtained, experience harm to its reputation in the marketplace or become subject to lawsuits, including class actions. Any of these results could decrease or prevent any sales of the Company’s products or substantially increase the costs and expenses of commercializing and marketing its products.
There may be unforeseen undesirable adverse effects caused by the products.
Unforeseen adverse effects from any of the Company’s product candidates could arise either during clinical development or, if approved, after the approved product has been marketed.
Any undesirable adverse effects that may be caused by the Company’s products could interrupt, delay or halt clinical trials and could result in more restrictive labeling or the denial of regulatory approval by Health Canada or other regulatory authorities for any or all targeted indications, and in turn prevent the Company from commercializing its products and generating revenues from their sale. Adverse effects could also impact on subject recruitment or the ability or willingness of enrolled subjects to complete the trial or result in product liability claims. Any of these occurrences may harm the Company’s business, financial condition and prospects significantly.
In addition, if any of the Company’s products receive regulatory approval and the Company or others later identify undesirable adverse effects caused by the product, the Company could face one or more of the following consequences:
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the Company may suspend marketing of, withdraw or recall the product;

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regulatory authorities may require the addition of labeling statements, such as a warning or a contraindication, or other labeling changes;

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regulatory authorities may withdraw their approval of the products;

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regulatory authorities may seize the product or seek an injunction against its manufacture or distribution;

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Health Canada or other regulatory authorities may issue safety alerts, “Dear Healthcare Provider” letters, press releases or other communications containing warnings about the product;

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Health Canada may require the Company to issue a medication guide outlining the risks of such adverse effects for distribution to patients, or restrict distribution of the product, if and when approved, and impose burdensome implementation requirements on the Company;

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the Company may be required to conduct additional trials;

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the Company may be required to change the way that the product is administered, conduct additional clinical trials or recall the product;

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the Company may be subject to litigation or product liability claims, fines, injunctions or criminal penalties;

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regulatory authorities may impose additional restrictions on marketing and distribution of the product; and

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the Company’s reputation may suffer.

Any of these events could prevent the Company from achieving or maintaining market acceptance of the affected product or could substantially increase the costs and expenses of commercializing such a product, which in turn could delay or prevent the Company from generating significant revenues from its sale.
Potential delays in clinical testing and commercialization of products will increase product development costs.
The Company cannot predict whether its proposed clinical trials will begin as planned, will need to be restructured, or will be completed on schedule, or at all. The Company’s product development costs will increase if it experiences delays in clinical testing. Significant clinical trial delays could shorten any periods during which the Company may have the exclusive right to commercialize its products or allow its competitors to bring products to market before the Company, which would impair the Company’s ability to successfully commercialize its products and may harm its financial condition, results of operations and prospects.
The commencement and completion of clinical trials for the Company’s product candidates may be delayed for a number of reasons, including but not limited, to:
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failure by regulatory authorities to grant permission to proceed or place clinical trials on hold;

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suspension or termination of clinical trials by regulators for many reasons, including concerns about patient safety or failure of the Company’s CMOs to comply with current cGMP requirements;

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any changes to the Company’s manufacturing process that may be necessary or desired, delays or failure to obtain clinical supply from CMOs of the Company’s products necessary to conduct clinical trials;

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products demonstrating a lack of safety or efficacy during clinical trials, reports of clinical testing on similar technologies and products raising safety or efficacy concerns;

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clinical investigators not performing the Company’s clinical trials on their anticipated schedule, dropping out of a trial, or employing methods not consistent with the clinical trial protocol, regulatory requirements or other third parties not performing data collection and analysis in a timely or accurate manner;

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failure of the Company’s contract research organizations to satisfy their contractual duties or meet expected deadlines;

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inspections of clinical trial sites by regulatory authorities;

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regulatory authorities or ethics committees finding regulatory violations that require the Company to undertake corrective action, resulting in suspension or termination of one or more sites or the imposition of a clinical hold on the entire study;

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delays in or failure to recruit a sufficient number of suitable patients to participate in a trial;

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availability of adequately trained therapists and appropriate third-party clinical trial sites for the conduct of the therapy sessions, including preparation, dosing and integration of the therapeutic experience;

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long-term follow-up relating to any therapy the Company develops;

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failure to have patients complete a trial or return for post-treatment follow-up;

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one or more regulatory authorities or ethics committees rejecting, suspending or terminating the study at an investigational site, precluding enrollment of additional subjects, or withdrawing its approval of the trial;

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failure to reach agreement on acceptable terms with prospective clinical trial sites; or

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business interruptions resulting from geo-political actions, including war and terrorism, natural disasters including earthquakes, typhoons, floods and fires, pandemics, or failures or significant downtime of the Company’s information technology systems resulting from cyber-attacks on such systems or otherwise.

The Company’s product development costs will increase if it experiences delays in testing or approval or if the Company needs to perform more or larger clinical trials than planned. Additionally, changes in regulatory requirements and policies may occur, and the Company may need to amend study protocols to reflect these changes. Amendments may require the Company to resubmit its study protocols to regulatory authorities or ethics committees for re-examination, which may impact on the cost, timing or successful completion of that trial. Delays or increased product development costs may have a material adverse effect on the Company’s business, financial condition and prospects.

We may face challenges when bringing product manufacturing to commercial scale.
The Company’s product candidates will be manufactured in small quantities for nonclinical studies and clinical trials by third party manufacturers. In order to commercialize its product, the Company needs to manufacture commercial quality drug supply for use in registration clinical trials. Most, if not all, of the clinical material used in clinical trials must be derived from the defined commercial process including scale, manufacturing site, process controls and batch size. If the Company has not scaled up and validated the commercial production of its product prior to the commencement of clinical trials, it may have to employ a bridging strategy during the trial to demonstrate equivalency of early-stage material to commercial drug product or potentially delay the initiation or completion of the trial until drug supply is available. The manufacturing of commercial quality products may have long lead times, may be very expensive and requires significant efforts including, but not limited to, scale-up of production to anticipated commercial scale, process characterization and validation, analytical method validation, identification of critical process parameters and product quality attributes, and multiple process performance and validation runs. If the Company does not have commercial drug supply available when needed for clinical trials, the Company’s regulatory and commercial progress may be delayed, and it may incur increased product development costs. This may have a material adverse effect on the Company’s business, financial condition and prospects, and may delay marketing of the products.
In addition, during the development program, manufacturing methods and formulations may alter in the attempt to optimize processes and results in preparation for commercial manufacture. Such changes may result in the therapeutic product performing differently, impacting the results of future and planned clinical trials. Significant changes to the manufacture processes may require additional testing, notification to the relevant regulatory authorities for approval and subsequently impact initiation of planned clinical trials, require the conduct of bridging clinical trials or repetition of previous trials. This may increase the costs and delay the overall development program to market approval.
Failure to comply with pharmaceutical industry standards may affect product development.
Various regional and national authorities govern or influence pharmaceutical industry standards. Numerous statutes and regulations govern the research and development and sale of pharmaceutical products where the Company intends to market its products if and when those products are cleared or approved, including but not limited to, Good Laboratory Practice, Good Clinical Practices and cGMP standards as well as country-specific pharmaceutical advertising laws and regulations. Such standards, laws and regulations govern, among other things, the approval of manufacturing facilities, testing procedures and controlled research, non-clinical and clinical data required prior to and after marketing approval, compliance with GMP affecting production and storage, the advertising, marketing and labelling of products, pharmacovigilance, record keeping, and distribution of the Company’s products, including licenses.
Non-compliance with applicable legal and regulatory requirements or pharmaceutical industry standards may affect the Company’s ability to progress development of its products by achieving jurisdictional approval which could impact future commercialization to promote and sell the Company’s medicines in various jurisdictions. This can lead to a broad range of consequences which could have a material adverse effect on the Company’s business, financial position and operating results. In the event that a regulatory authority revokes any clearances or approvals granted in respect of the Company’s pharmaceutical products, the Company’s business and financial condition could be adversely affected.
Failure to comply with statutes and regulations could result in warning letters, fines and other civil penalties, unanticipated expenditures, withdrawal of regulatory approval, delays in approving or refusing to approve a product, interruption of production, operating restrictions, injunctions or criminal sanctions. The Company and its manufacturers and suppliers are also subject to numerous regional laws relating to such matters as safe working conditions and manufacturing practices.
Furthermore, the global pharmaceutical regulatory environment continues to evolve with changes to regulations, rules, standards and guidelines and the establishment of new health authorities and/or mergers of divisions within them. The Company’s existing or future regulatory clearances or approvals may be negatively affected as a result of such changes or reorganization.

Evolving environmental regulations may adversely affect our operations.
The Company’s operations are subject to environmental regulations that mandate, among other things, the maintenance of air and water quality standards. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which could include stricter standards and enforcement, increased fines and penalties for noncompliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.
Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its operations and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations
Risks Relating to the Ownership of our Securities
An investment in our securities involves significant risks.
Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business and operations and cause the trading price of our securities to decline. If any of the following or other risks occur, our business, prospects, financial condition, results of operations and cash flows could be materially adversely impacted. In that event, the trading price of our securities could decline, and security holders could lose all or part of their investment. There is no assurance that risk management steps taken will avoid future loss due to the occurrence of the risks described below or other unforeseen risks.
Our Common Shares and Warrants may experience extreme price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Common Shares and Warrants.
Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with a number of recent initial public offerings, especially among companies with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Common Shares and Warrants may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Common Shares and Warrants.
In addition, if the trading volumes of our Common Shares and Warrants are low, people buying or selling in relatively small quantities may easily influence the prices of our Common Shares and Warrants. This low volume of trade could also cause the price of our Common Shares and Warrants to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Common Shares and Warrants may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. If high spreads between the bid and ask prices of our Common Shares and Warrants exist at the time of a purchase, the stock would have to appreciate substantially on a relative percentage basis for an investor to recoup their investment. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Common Shares and Warrants.
As a result of this volatility, investors may experience losses on their investment in our Common Shares and Warrants. The volatile market price of our Common Shares and Warrants also could adversely affect our ability to issue additional shares of Common Shares or other securities and our ability to obtain additional financing in the future.

There can be no assurance of active market for the Common Shares and Warrants.
The Common Shares have been listed on the TSXV since October 13, 2014, and quoted on the OTCQB since September 19, 2022. Following our planned listing of our Common Shares sold in this offering on NYSE American, our Common Shares will no longer be quoted on the OTCQB. There can be no assurance that we will succeed in listing the Common Shares and Warrants on NYSE American. Further, there can be no assurance an active and liquid market for the Common Shares and Warrants will be maintained.
If an active public market is not maintained, our shareholders may have difficulty selling the Common Shares and Warrants.
We are subject to certain Canadian public corporation obligations.
The Company must comply with the obligations of a publicly traded corporation in Canada. As a publicly listed corporate entity, the Company is subject to evolving rules and regulations promulgated by a number of governmental and self-regulated organizations, including the Canadian Securities Administrators, the TSXV, and the International Accounting Standards Board, which govern corporate governance and public disclosure regulations. These rules and regulations continue to evolve in scope and complexity creating many new requirements, which increase compliance costs and the risk of non-compliance. The failure to comply with any of these laws, individually or in the aggregate, could have a material adverse effect on the Company, which could cause a significant decline in the Company’s stock price. The Company’s efforts to comply with these rules and obligations could result in increased general and administration expenses and a diversion of management time and attention from financing, development, operations and, eventually, revenue-generating activities.
If we are unable to satisfy the requirements of Sarbanes-Oxley or our internal controls over financial reporting are not effective, the reliability of our financial statements may be questioned.
We will become subject to the requirements of Sarbanes-Oxley if the registration statement of which this Prospectus is a part is declared effective by the SEC. Section 404 requires companies subject to the reporting requirements of United States securities laws to complete a comprehensive evaluation of their internal controls over financial reporting. To comply with this statute, we will be required to document and test our internal control procedures, and our management will be required to assess and issue a report concerning our internal controls over financial reporting. Pursuant to the Jumpstart Our Business Startups Act of 2012, as amended, we will be classified as an “emerging growth company.” Under the JOBS Act, emerging growth companies are exempt from certain reporting requirements, including the independent auditor attestation requirements of Section 404(b). Under this exemption, our independent auditor will not be required to attest to and report on management’s assessment of our internal controls over financial reporting during a five-year transition period, except in the event this is accelerated if we lose our status as an “emerging growth company”. We will need to prepare for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls and complying with Section 404 is complicated and time-consuming. Furthermore, we believe that our business will grow both domestically and internationally, organically and through acquisitions, in which case our internal controls will become more complex and will require significantly more resources and attention to ensure our internal controls remain effective overall. During the course of our testing, management may identify material weaknesses or significant deficiencies, which may not be remedied in a timely manner to meet the deadline imposed by Sarbanes-Oxley. If management cannot favorably assess the effectiveness of our internal controls over financial reporting, or our independent registered public accounting firm identifies material weaknesses in our internal controls, investor confidence in our financial results may weaken, and the market price of our securities may suffer.
Our status as an “emerging growth company.”
We will be an “emerging growth company” as defined in section 3(a) of the Exchange Act (as amended by the JOBS Act), and will continue to qualify as an emerging growth company until the earliest to occur of: (a) the last day of the fiscal year during which we have total annual gross revenues of USD$1.235 billion (as such amount is indexed for inflation every five years by the SEC) or more; (b) the last day of our fiscal year following the fifth anniversary of the date of the first sale of common equity securities pursuant to an effective registration statement under the Securities Act; (c) the date on which we have, during the previous three-year period, issued more than USD$1 billion in non-convertible debt; and (d) the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 under the Exchange Act. We will qualify as a large, accelerated filer (and would cease to be an emerging growth company) at such time when on the last business day of our second fiscal quarter of such year the aggregate worldwide market value of our common equity held by non-affiliates is USD$700 million or more.
For so long as we remain an emerging growth company, we are permitted to, and intend to, rely upon exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include not being required to comply with the auditor attestation requirements of Section 404. We cannot predict whether investors will find our securities less attractive because we rely upon certain of these exemptions. If some investors find the securities less attractive as a result, there may be a less active trading market for our securities and the price of our securities may be more volatile. On the other hand, if we no longer qualify as an emerging growth company, we will be required to divert additional management time and attention from development and other business activities and incur increased legal and financial costs to comply with the additional associated reporting requirements, which could negatively impact our business, financial condition and results of operations.
We may lose foreign private issuer status in the future, which could result in significant additional costs and expenses.
We may in the future lose foreign private issuer status if a majority of the Common Shares are held in the United States and if we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status, such as if: (i) a majority of the directors or executive officers are United States citizens or residents; (ii) a majority of assets are located in the United States; or (iii) the business is administered principally in the United States. The regulatory and compliance costs to us under United States securities laws as a United States domestic issuer will be significantly more than the costs incurred as an SEC foreign private issuer. If we are not a foreign private issuer, we would be required to file periodic and current reports and registration statements on United States domestic issuer forms with the SEC, which are generally more detailed and extensive than the forms available to foreign private issuers. In addition, we may lose the ability to rely upon exemptions from corporate governance requirements that are available to foreign private issuers.

FORWARD-LOOKING STATEMENTS
Certain statements in this Prospectus constitute “forward-looking statements”. Such forward-looking statements include, but are not limited to, information with respect to our objectives and our strategies to achieve these objectives, as well as statements with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. These forward-looking statements may be identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking statements contain these terms and phrases. Forward-looking statements are provided for the purpose of assisting the reader in understanding us, our business, operations, prospects and risks at a point in time in the context of historical and possible future developments and therefore the reader is cautioned that such information may not be appropriate for other purposes. Such forward-looking statements are made as of the date of this Prospectus, or in the case of documents incorporated by reference herein, as of the date of each such document.
Forward-looking statements relating to us include, among other things, statements relating to:
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our expectations regarding our business, financial condition and results of operations;

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the future state of the legislative and regulatory regimes, both domestic and foreign, in which we conduct business and may conduct business in the future;

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our expansion into domestic and international markets;

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our ability to complete research and development work;

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our ability to attract customers and clients;

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our marketing and business plans and short-term objectives;

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our ability to obtain and retain the licenses and skilled staff we require to undertake our business;

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our strategic relationships with third parties;

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our anticipated trends and challenges in the markets in which we operate;

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our ability to obtain sufficient quantities of raw materials when needed;

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governance of us as a public company; and

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expectations regarding future developments of products and our ability to bring these products to market.

Forward-looking statements are based upon a number of assumptions that have been made by the Company as at the date of such statements and are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the following risk factors:
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limited operating history;

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failure to realize growth strategy;

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failure to complete transactions or realize anticipated benefits;

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reliance on key personnel;

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regulatory compliance;

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competition;

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changes in laws, regulations and guidelines;

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demand for our products;

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fluctuating prices of raw materials;

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pricing for products;

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ability to supply sufficient product;

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expansion to other jurisdictions;

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damage to our reputation;

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operating risk and insurance coverage;

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negative operating cash flow;

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management of growth;

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product liability;

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product recalls;

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environmental regulations and risks;

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ownership and protection of intellectual property;

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constraints on marketing products;

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reliance on management;

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fraudulent or illegal activity by our employees, contractors and consultants;

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breaches of security at our facilities or in respect of electronic documents and data storage and risks related to breaches of applicable privacy laws;

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government regulations with regards to employee health and safety regulations;

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regulatory or agency proceedings, investigations and audits;

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additional capital requirements to support our operations and growth plans, leading to further dilution to shareholders;

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conflicts of interest;

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litigation;

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risks related to United States’ and other international activities;

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risks related to security clearances and risks relating to the ownership of our securities, such as potential extreme volatility in the price of our securities;

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no assurance of an active market for Common Shares and Warrants; and

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approval of our NYSE American listing application.

Although the forward-looking statements contained in this Prospectus are based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking statements. Certain assumptions were made in preparing the forward-looking statements concerning the availability of capital resources, business performance, market conditions and customer demand. The Company does not undertake to update any forward-looking statements that is included or incorporated by reference herein, except in accordance with applicable securities laws.

CAPITALIZATION
The following table presents our unaudited actual capitalization as of January 31, 2026, in accordance with IFRS as well as the as adjusted capitalization as of January 31, 2026, reflecting the effect of (i) the sale by us of 1,875,000 Common Units offered by us in this Prospectus (excluding the underwriter’s Over-Allotment Option) at the assumed public offering price of USD$9.00 per Common Unit, after deducting the estimated underwriting discounts and other offering. You should read this table in conjunction with the sections of this Prospectus entitled Operating and Financial Review and Prospects, Financial Statements and the related notes and other financial information contained elsewhere in this Prospectus.
The conversion from CAD$ into US$ was made based on the exchange rate as of January 31, 2026, on which US$1.00 equaled CAD$1.3562.
(in thousands)	Actual	Actual	As adjusted for the Offering(1)	As adjusted for the Offering(1)
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	CAD$	USD$	CAD$	USD$
Debt:
	—	—	—	—
Equity
Share capital	31,399	23,152	48,391	35,556
Stock options	3,201	2,360	3,201	2,360
Warrants	1,243	917	4,589	3,358
Contributed surplus	9,120	6,725	9,120	6,725
Deficit	(37,064)	(27,329)	(37,064)	(27,329)
Total equity	7,899	5,825	28,237	20,670
TOTAL CAPITALIZATION	7,899	5,825	28,237	20,670

(1)
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Each USD$1.00 increase (decrease) in the assumed public offering price would increase (decrease) shareholder’s equity after this offering by approximately USD$0.92 million, assuming the number of Common Shares we sell, as set forth on the cover page of this Prospectus, remains the same, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. Similarly, each increase (decrease) of 100,000 Common Units offered by us would increase (decrease) our shareholder’s equity by USD$0.83 million, assuming the assumed public offering price remains the same and after deducting underwriting discounts and commissions.

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The information in the above table for the actual information and as adjusted basis as of January 31, 2026, as of such date:

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Excludes 491,661 Common Shares with an average weighted exercise price of USD$9.79 issuable upon the exercise of outstanding but unexercised stock options to purchase Common Shares, under the Option Plan;

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Excludes 299,040 Common Shares with an average weighted exercise price of USD$8.96 issuable upon the exercise of outstanding but unexercised share purchase warrants to purchase Common Shares;

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Assumes no exercise of outstanding options or warrants, in each case listed above;

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Assumes no exercise of the Warrants issued in this Offering; and

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Assumes no exercise by the underwriters of their Over-Allotment Option

USE OF PROCEEDS
We estimate that the net proceeds, before expenses, to us from the sale of 1,875,000 Common Units in this offering will be approximately USD$14.8 million, or approximately USD$17.2 million if the underwriters exercise their option to purchase additional Common Units in full, excluding the exercise of Warrants, based upon an assumed initial public offering price of USD$9.00 per Common Unit, which is the midpoint of the price range set forth on the cover page of this Prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Each USD$1.00 increase (decrease) in the assumed initial public offering price of USD$9.00 per Common Unit, which is the midpoint of the price range set forth on the cover page of this Prospectus, would increase (decrease) the net proceeds, before expenses, to us from this offering by approximately USD$1.72 million, assuming the number of shares offered by us, as set forth on the cover page of this Prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 100,000 Common Units in the number of Common Units offered by us would increase (decrease) the net proceeds, before expenses, to us from this offering by approximately USD$0.83 million, assuming that the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial public offering price or the number of Common Units by these amounts would have a material effect on our uses of the proceeds from this offering, although it may accelerate the time at which we will need to seek additional capital.
We intend to use the net proceeds from this offering (i) to fund the clinical study in prevention of radiodermatitis associated to radiotherapy and the initiation of a Phase 2/3 clinical development in mild-to-moderate atopic dermatitis in children; (ii) to fund mechanism of action studies and extraction facility ramp-up; (iii) for general working capital needs; and (iv) to commence business development efforts targeting partnership opportunities with leading pharmaceutical companies.
Budget (Net)
Our expected use of the net proceeds represents our intentions based upon our current plans and business conditions. As of the date of this Prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the closing of this offering. The amounts and timing of our actual expenditures and the extent of our preclinical, clinical and future development activities may vary significantly depending on numerous factors, including the progress of our development efforts, the status of and results from our ongoing and planned clinical trials, our ability to take advantage of expedited programs or to obtain regulatory approval for our product candidates, the timing and costs associated with the manufacture and supply of product candidates for clinical development or commercialization and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.
Pending their uses, we plan to invest the net proceeds of this offering in short- and immediate- term, interest- bearing obligations, investment-grade instruments, or direct or guaranteed obligations of the U.S. government.

DESCRIPTION OF THE BUSINESS
General
Business Overview
Devonian is a clinical stage biopharmaceutical corporation with novel therapeutic approaches targeting unmet medical needs. Devonian’s core strategy is to develop prescription drugs which could be from plant materials, algae, macroscopic fungi, and combinations thereof. Our lead candidate and principal asset is Thykamine™ — a novel compound targeting unmet medical needs in inflammatory auto-immune diseases. Our science is guided by our innovative technology platform which resides at our state-of-the-art extraction facility, all supported by worldwide patents and trade secrets and backed by experienced management with clinical, business and capital markets expertise. With our mission focused on product research and development, we will be seeking out potential partners to which to license out our product candidates for commercialization purposes, targeting alliances with large or mid-size pharma companies with global footprints.
Devonian also has skin care products, developed with the same approach as its pharmaceutical products. While pharmaceutical research and development remains our core focus, we have discovered and developed a novel science-based based antioxidant anti-aging cream: R-Spinasome®, Devonian’s proprietary natural active ingredient, ready for marketing under the brand name PURGENESIS™, subject to finding a commercialization partner.
Devonian product candidates are based on a broad-based platform originating from over twenty years of research, expending over CAD$70 million. This platform provides a process of extraction, purification, stabilization and conditioning of molecular complexes, as Active Botanical Ingredients (“ABI”s), from plants and algae: The Supra Molecular Complex Extraction and Stabilization Technology (“SUPREX”).
As defined by the FDA in its Botanical Drug Development Guidance, an ABI is the substance or mixture of substances in a botanical drug product that is responsible for the product’s biological activity. In some cases, the ABI can be a well-characterized molecule isolated from a plant; however, in many botanical drug products, the ABI may be the entire mixture of chemical constituents present in the botanical raw material or a specific fraction thereof. This differs from conventional drugs, which typically contain a single defined active pharmaceutical ingredient (“API”).
PUR0110 known as Thykamine™ is our lead ABI issued from the SUPREX platform. The immunomodulatory activities of Thykamine™ have been demonstrated in several pre-clinical studies (in vitro and in vivo pharmacology studies; safety pharmacology and toxicology studies) as well as in a Phase 1 clinical study in healthy adult volunteers, in a Phase 2 clinical study in adult patients with mild to moderate AD, as well as in a Phase 2a “proof of concept” clinical study in patients with active mild-to-moderate distal UC. We plan to continue to pursue clinical development within several indications in the future, but could alternatively license out the continued development. There is no assurance that our development, either internally or through alliances, will be successful. See “Risk Factors”.
Thykamine™ supply chain spans spinach cultivation → raw material handling → thylakoid extraction and stabilization → formulation with contract development and manufacturing organizations (“CDMO”) partners → distribution for clinical trials.
The supply chain begins with spinach farming, where raw leaves are cultivated, harvested, and prepared for processing. Because the starting material is agricultural, quality and consistency depend on careful sourcing and handling to control variability in harvests and ensure pharmaceutical-grade raw material.
Extraction is carried out using Devonian Health Group’s proprietary SUPREX® water-based platform, which isolates, purifies, and stabilizes the delicate thylakoid complexes. The process typically involves mechanical disruption of the spinach tissue, separation of chloroplasts and thylakoid membranes, and aqueous extraction followed by purification and stabilization. These steps are critical because the thylakoid structures are fragile and can lose activity without controlled processing.
Once extracted and stabilized, the thylakoid fraction, composed of a mixture of constituents, becomes an ABI suitable for drug development. Devonian works with CDMOs to scale up production, formulate final products, and meet regulatory standards for clinical use. The stabilized ABI is then incorporated into investigational formulations for trials in conditions like AD and wound healing. Finished drug products move through clinical supply chains to trial sites, supported by stringent quality testing and regulatory oversight.
Our research strategy is guided by the FDA issued guidance62 specific to prescription botanical drugs that provides a tailored regulatory framework addressing certain development considerations unique to botanicals, including characterization, manufacturing controls, and clinical evaluation. Because of the unique nature of such products, the FDA has implemented regulatory policies that differ from those applied to biologics, synthetic, semisynthetic, or otherwise highly purified or chemically modified compounds. Please note that there can be no assurances that the FDA or other regulatory authorities will grant a clearance of approval of any of our Product Candidates. Furthermore, the Company does not know whether the clinical trials it conducted or may conduct will demonstrate adequate efficacy and safety to result in regulatory approval to market any of its product candidates in any jurisdiction. See “Risk Factors.”
Our business plan is to develop disease-specific pharmaceutical product candidates with strong intellectual property/trademarks and to seek partners once the products have achieved proof of principle. We do not currently have in-house sales and marketing or distribution capabilities for our research products and intend to seek an established commercial partner for distribution, although there can be no assurance that it will be able to do so. See “Risk Factors”.
Thykamine™ Investigational Medication
Our lead clinical-stage product currently under development is Thykamine™, an active anti-inflammatory compound resting on 3 demonstrated pillars: anti-inflammatory, antioxidant and immunomodulatory properties. These properties act on the unmet needs of various inflammatory conditions such as UC, AD and other dermal conditions with proven efficacy and good tolerability. Thykamine™ is essentially a pipeline in a product.
Fumaric acid esters (“FAEs”) are small molecules with anti-oxidative, anti-inflammatory and immune-modulating effects. Dimethyl fumarate is the best characterized FAE and is approved Tecfidera and registered for the treatment of psoriasis and Relapsing-Remitting Multiple Sclerosis.63 Many patients’ needs remain unmet due to efficacy or safety issues with these like improving tolerability, better defining long-term safety, expanding efficacy across conditions, reducing monitoring requirements.64,65
Devonian’s proprietary SUPREX™ technology, combined with its clinical and regulatory expertise allows it to participate in virtually all aspects of development, from the identification and discovery of potential new active ingredients to the extraction, purification, stabilization and conditioning of the ingredients and their subsequent formulation into finished dosages/formats.
The extraction and purification of our botanical ABI are performed at the company owned Extraction Facility, located in Montmagny, Quebec, Canada, supported by a Canadian patent and Trade Secrets.
Our core strategy is to develop prescription botanical drugs which could be from plant materials, algae, macroscopic fungi, and combinations thereof, in accordance with applicable botanical drug regulations.
Thykamine™, an active drug substance, is a novel investigational complex extracted from organic baby spinach (Spinacia oleracea L.) leaves that contains thylakoid membrane segments of various lengths and is concentrated and stabilized into a solid powder form. Spinacia oleracea L. species has been selected because it has been traditionally used as food for many decades, is generally recognized as safe when used as a food, and

62
Reference: Botanical Drug Development /Guidance for Industry. U.S. Department of Health and Human Services, Food and Drug Administration, Center for Drug Evaluation and Research (CDER), December 2016

63
Reference: Phillips T, Agrella S and Fox RJ. A Review of Efficacy and Practical Management Strategies for Common Adverse Events in Patients with Multiple Sclerosis. International of MS care, 2017

64
Reference: Kourakis S., Timpani CA, de Haan JB et al. Dimethyl Fumarate and Its Esters: A Drug with Broad Clinical Utility? Pharmaceuticals 202, 13(10)m 306.

65
Reference: Baslak DMW, Arani SF, Hajdarbegovic E. et al. Efficacy, effectiveness and safety of fumaric acid esters in the treatment of psoriasis: a systematic review of randomized and observational studies. B. J. Derm. 175 (2), 250-262, 2016.

because of its yield of the active product. In addition, it is available year-round and quality control procedures within culture, post-harvesting and distribution steps exist.
The active drug substance is a complex composed of pigments, proteins, and lipids, which are the major constituents of the thylakoid membranes. It is produced under a fully standardized and validated process that ensures consistent composition, potency, and purity from batch to batch. Each lot is characterized by a distinctive chromatographic fingerprint confirming the presence of key bioactive pigments and must meet stringent quantitative and microbiological specifications before release.

Leaf
Plant Cell
Mitochondrion
Chloroplast
Nucleus
ER
Ribosomes
Fyotplasm
Peroxisome
Peroxisome
Chloroplast
Thylakoid
Membrane
Thylakoid
Cluster of
pigments
Thykamine™

✓ A 100% natural supra-molecular complex of Thylakoid membrane segments

✓ A 3-dimensional structured composed of proteins, Galactolipids and pigments in a specific ratio

✓ Ability of SUPREX technology to maintain components activities

Thykamine™ its anti-inflammatory, antioxidant, and immunomodulatory properties.
Overall, Thykamine™ is an excellent source of natural antioxidants (phenolic compounds like flavonoids) and of photosynthetic pigments (chlorophyll and carotenoids). These various components are believed to impart to its anti-inflammatory effects.
By integrating advanced High Performance Liquid Chromatograph with Mass Spectrometry (HPLC-MS) fingerprinting with a biologically relevant U937 cell-based anti-inflammatory potency assay, we ensure that every batch consistently meets our rigorous standards for safety, reproducibility, and clinical performance. — a cornerstone of the company’s value proposition and manufacturing scalability.

Below are the HPLC-MS fingerprint results for five (5) batches, demonstrating the reproducibility of the extraction process. The method is currently undergoing validation and will be integrated into the Company’s Quality Assurance procedures.
As shown below, the reproducibility of the extraction process, for the same batches, was evaluated using Nuclear Magnetic Resonance (NMR), which demonstrated over 98% compositional consistency.

To ensure that every batch consistently meets our rigorous standards regarding therapeutic reliability every batch is going through the potency assay for the inhibition of inflammation using LPS stimulated human U937 cell-line. As shown below, the inhibition on 3 markers is being analyzed and the potency assay is going through validation process to be included in our Quality Assurance procedure.
Summary of in vitro and in vivo pharmacology studies with Thykamine™
Several in vitro and in vivo pharmacology studies66 conducted with Thykamine™ using biochemical/cellular pathways and animal models reveal that Thykamine™ has a promising anti-inflammatory, antioxidant and immunomodulatory profile. Noteworthy amongst its observed effects are:
Antioxidant and Anti-Inflammatory Properties of Thykamine™67
The anti-inflammatory and antioxidant activities of Thykamine™ have been evaluated using cellular and animal models.
Antioxidant Effects in Cellular Models
The antioxidative potential of Thykamine™ was first assessed in murine macrophage J774A.1 cells. At concentrations of 1.5 and 2.0 mg/mL, Thykamine™ inhibited nitric oxide (“NO”) production by more than 98%, indicating a strong protective effect against nitrosative stress and the generation of harmful NO-derived species. Lipid peroxidation, a widely recognized consequence of oxidative stress that compromises membrane integrity, was further examined using a linoleic acid emulsion model. Thykamine™ at 0.5 mg/mL significantly inhibited peroxidation, suggesting a marked reduction in free radical propagation.
Modulation of Neutrophil ROS Production
Neutrophils are a major source of ROS during inflammation, and their excessive activation is closely linked to tissue injury. Preincubation with Thykamine™ resulted in a concentration-dependent decrease in superoxide anion (O2−) release following stimulation with 0.1 μM N-formyl-methionyl-leucyl-phenylalanine (fMLP). Inhibition ranged from 15% to 85% across concentrations of 0.1 to 2.0 mg/mL (p < 0.05), demonstrating that Thykamine™ significantly limits ROS generation in activated neutrophils.

66
Reference: Thykamine™ (PUR0110), Investigator Brochure, V5.2, May 2025, Report on file at Devonian Health Group Inc

67
Reference: Beaupré, Boucher N and Desgagné-Penix, Thykamine™ Extracts from Spinach reduce Acute Inflammation In Vivo and Downregulate Phlogogenic Functions of Human Blood Neutrophils In Vitro. Biomedicines, 8 (7): 219, 2020.

Anti-Inflammatory Effects in Animal Models
TNBS-Induced Colitis:
The anti-inflammatory properties of Thykamine™ were further evaluated in vivo using a rat model of trinitrobenzenesulfonic acid (“TNBS”)-induced colitis. Untreated animals developed severe colonic lesions, with macroscopic damage scores of 5.0 ± 0.7 (n = 4), indicative of extensive ulcerations exceeding 1 cm in length. Pretreatment with Thykamine™ (5 mg/kg, intraperitoneally) significantly reduced the damage score to 1.3 ± 0.6, corresponding to mild localized hyperemia without ulcer formation. In parallel, the weight/length ratio of inflamed colonic tissue decreased from 0.200 ± 0.0044 in untreated rats to 0.112 ± 0.002 in Thykamine™-treated animals, further confirming a protective effect against TNBS-induced tissue injury.
Carrageenan-Induced Paw Edema:
The anti-inflammatory efficacy of Thykamine™ was also investigated in the carrageenan-induced rat paw edema model. Intraplantar carrageenan injection produced significant swelling within 5 hours. Administration of Thykamine™ (5 mg/kg) reduced paw circumference by approximately 60% compared with untreated controls (p = 0.012), indicating a robust attenuation of acute inflammatory responses.
Conclusion
Taken together, these findings demonstrate that Thykamine™ exhibits potent antioxidant and anti-inflammatory activities. It effectively suppresses NO and ROS production in vitro, inhibits lipid peroxidation, and confers significant protection in established models of colitis and acute inflammation in vivo. These results highlight the therapeutic potential of Thykamine™ as a novel agent for the management of oxidative stress — and inflammation-related disorders.
•
The anti-inflammatory potency of Thykamine™ was evaluated and compared to widely prescribed anti-inflammatory agents, including corticosteroids (betamethasone, clobetasol, hydrocortisone, prednisone) and non-steroidal therapies (crisaborole, pimecrolimus). Potency was assessed by measuring the inhibition of key pro-inflammatory chemokines: MCP-1 (Monocyte Chemoattractant Protein-1, also known as CCL2), MIP-1α (Macrophage Inflammatory Protein-1 alpha, also known as CCL3), MIP-1β (Macrophage Inflammatory Protein-1 beta, also known as CCL4), and RANTES (Regulated upon Activation, Normal T-cell Expressed and Secreted, also known as CCL5) in lipopolysaccharide-stimulated U937 cells. Area-under-the-curve (AUC) analyses confirmed that Thykamine™ inhibited the secretion of MCP-1, MIP-1α, and MIP-1β with significantly greater potency than all other agents tested. Thykamine™ also suppressed the secretion of RANTES similarly to prednisone and significantly more than betamethasone, clobetasol, hydrocortisone, and pimecrolimus.

The following table presents doses used for each drug:
	Concentration levels
Drug name	1	2	3	4	Vehicle
Thykamine™ (µg/mL)	125	250	500	1000	RPMI-1640
Clobetasol propionate (nM)	0.1	1	10	50	DMSO
Betamethasone valerate (nM)	0.1	1	10	50	DMSO
21-acetate hydrocortisone (µM)	1	10	50	250	DMSO
Crisaborole (µM)	1	5	10	50	DMSO
Pimecrolimus (nM)	100	300	600	—	DMSO
Prednisone (µM)	0.01	0.1	0.5	1	DMSO

a.
MCP-1

Inhibition of MCP-1 by anti-inflammatory agents (A) Percent inhibition of MCP-1 secretion by anti-inflammatory agents across concentrations. (B) Mean Area Under the Curve (AUC) for percent inhibition. AUC imputed for pimecrolimus. ***P < 0.001, **P < 0.01. P-value for Planned Paired Contrast (ANOVA) versus Thykamine™. All significant differences remained significant after Bonferroni adjustments. Error bars represent Standard Error about the Mean.
b.
MIP-1α

Inhibition of MIP-1α by anti-inflammatory agents (A) Percent inhibition of MIP-1α secretion by anti-inflammatory agents across concentrations. (B) Mean Area Under the Curve (AUC) for percent inhibition. AUC imputed for pimecrolimus. ***P < 0.001. P-value for Planned Paired Contrast (ANOVA) versus Thykamine™. All significant differences remained significant after Bonferroni adjustments. Error bars represent Standard Error about the Mean.

c.
MIP-1β

Inhibition of MIP-1β by anti-inflammatory agents (A) Percent inhibition of MIP-1β secretion by anti-inflammatory agents across concentrations. (B) Mean Area Under the Curve (AUC) for percent inhibition. AUC imputed for pimecrolimus. ***P < 0.001. P-value for Planned Paired Contrast (ANOVA) versus Thykamine™. All significant differences remained significant after Bonferroni adjustments. Error bars represent Standard Error about the Mean.
d.
RANTES

Inhibition of RANTES by anti-inflammatory agents (A) Percent inhibition of RANTES secretion by anti-inflammatory agents across concentrations. (B) Mean Area Under the Curve (AUC) for percent inhibition. AUC imputed for pimecrolimus. ***P < 0.001, n.s. = not significant. P-value for Planned Paired Contrast (ANOVA) versus Thykamine™. All significant differences remained significant after Bonferroni adjustments. Error bars represent Standard Error about the Mean.

When compared to the other agents, Thykamine™ showed clinically important and statistically significant higher inhibition potency for MCP-1 (by 28% to 136%; P< 0.009), MIP-Alpha (by 30% to 108%; P < 0.001), MIP-1 Beta (by 39% to 111%; P < 0.001). For RANTES higher inhibition was observed for all agents (by 47% to 258%) except for Crisaborole and Prednisone. In this assay, pimecrolimus did not inhibit any of the cytokine tested.
This study demonstrated that Thykamine™ offers strong anti-inflammatory properties. Following LPS stimulation, Thykamine™ inhibited secretion of three chemokines (MCP-1, MIP-1α, MIP-1β) with significantly more potency than all other agents tested, based on AUC analysis. In the case of RANTES, the inhibitory capacity of Thykamine™ was robust and surpassed only by crisaborole, a treatment known to increase intracellular cAMP, due to crisaborole’s stronger inhibition at high concentration.
The findings of this study highlight the strong potential of Thykamine™ as an anti-inflammatory therapy.
The effects of Thykamine™ on liver disease progression was evaluated in the widely used STAM mouse model of MASH/fibrosis. In this model, diabetic mice were fed a high fat diet and rapidly to develop fatty liver disease caused by inflammation and a buildup of fat in the organ. Resmetirom, the first drug approved by the FDA for the management of MASH, was used as positive control Thykamine™ administered orally once a day for 3 weeks provided a hepatoprotective effect preventing liver disease progression compared to the control group (vehicle). Specifically,Thykamine™ treatment resulted in a significant lowering of the liver NAS, a composite measure of fatty liver disease composed of steatosis, inflammation and hepatocyte ballooning. The α-SMA, a marker used to evaluate liver fibrosis, was also significantly decreased. Thykamine™ treatment decreased liver type collagen type I expression, collagen type III score, F4/F80 expression, Ly-6G expression and MARCO (macrophage receptor with collagen structure) expression. The effects on these markers were comparable to the effects of Resmeritom. Overall, progression of liver fibrosis was reduced by Thykamine™ treatment.
In a human metabolic-associated steatohepatitis (MASH) model using PhysioMimix®68 Liver-on-a-Chip platform, Thykamine™ exerted dose-dependent effects on key pathological hallmarks of MASH, including fibrosis and inflammation, in a physiologically relevant human liver system. Thykamine™ was evaluated at four low concentrations (0.025, 0.05, 0.1, and 0.2 mg/mL) over a 14-day treatment period in a dynamic, triple-cell liver model incorporating primary human hepatocytes, Kupffer cells, and hepatic stellate cells under continuous microfluidic flow to induce a MASH phenotype. Thykamine™ produced a clear, dose-dependent reduction in fibrosis-associated biomarkers, including pro-collagen and TIMP-1, with the strongest effects observed at 0.1 and 0.2 mg/mL. These markers are central to extracellular matrix deposition and fibrotic progression in MASH. Confocal imaging confirmed a significant decrease in Type I collagen deposition, indicating attenuation of one of the core structural features of fibrotic MASH. Modulation of inflammatory signaling: Thykamine™ induced a dose-dependent reduction in pro-inflammatory cytokines IL-6 and IL-8 at later time points, reflecting an effect on inflammatory pathways that contribute to hepatocellular injury and disease progression in MASH.
Furthermore, Thykamine™ treatment was associated down regulation of key genes associated with the progression of inflammatory diseases toward fibrosis.
Multiple preclinical safety studies have been conducted with Thykamine™ including safety pharmacology studies, toxicology studies, genotoxicity studies, reproductive and developmental toxicology studies, and dermal toxicity studies. The results of all of these animal studies haves shown Thykamine™ to be well tolerated with no meaningful toxicity reported.69,70,71,72,73

68
Reference: PhysioMimix® MASH Project; CN-Bio, Devonian Health Group Inc., January 15, 2026

69
Reference: Thykamine™ (PUR0110), Investigator Brochure, V5.2, May 2025, Report on file at Devonian Health Group Inc.

70
Reference: Sung H, Ferlay J, Siegel Rl, et al. Global Cancer Statistics 2020: GLOBOCAN Estimates of Incidence and Mortality Worldwide for 36 Cancers in 185 Countries. CA Cancer J Clin, 71: 209-249, 2021.

71
Reference: Salvo N, Barnes E, Draanen JV, et al. Prophylaxis and Management of Acute Radiation-Induced Skin Reactions: A Systematic Review of the Literature. Current Oncology, 17 (4): 94-112, 2010.

72
Reference: Ryan JL. Ionizing Radiation: The Good, the Bad, and the Ugly. J Invest Derm. 132: 985-993, 2012.

73
Reference: Thykamine™ (PUR0110), Investigator Brochure, V5.2, May 2025, Report on file at Devonian Health Group Inc.

Ulcerative Colitis74,75,76,77
The rationale for developing Thykamine™ as a treatment for mild-to-moderate UC is grounded in its demonstrated anti-inflammatory, antioxidant, and immunomodulatory properties, which are particularly relevant given the chronic inflammatory nature of UC. Thykamine™ has shown efficacy in preclinical models, notably reducing inflammation in TNBS-induced colitis in rats — a widely accepted model for human UC.78
In vitro studies have further highlighted Thykamine™’s superior anti-inflammatory potency compared to existing treatments. Specifically, it has shown significant inhibition of key pro-inflammatory cytokines such as MCP-1, MIP-1α and MIP-1β, surpassing the effects of several corticosteroids and phosphodiesterase inhibitors.79 These findings support its potential as a first-line therapy, especially considering its good tolerability profile observed in clinical settings.
A Phase 1, randomized, double-blind, parallel-group, single-ascending dose, placebo-controlled tolerability study of Thykamine™ was conducted in 24 healthy human volunteers assigned to four different cohorts. The doses ranged from 187.5 mg/60 g to 1500 mg/60 g of rectal enema or placebo.80
The study demonstrated that administration of up to 1,500 mg/60g of Thykamine™ rectal enema was well tolerated. There were no clinically significant findings in any measurements, and no clinically relevant changes were observed from the pre-dose to the post-dose examinations.
A Phase IIa 2-week multicenter, randomized, double-blind, parallel-group, dose-ranging, placebo-controlled safety, tolerability, biomarker and efficacy clinical study of Thykamine™ rectal enema 250 mg, 500 mg and 1000 mg dosed once daily (OD) at bedtime versus placebo OD was conducted in 24 patients with active mild-to-moderate distal UC.81,82
The study was conducted in Germany under Federal Institute for Drugs and Medical Devices (“BfArM”) botanical drug regulations between June 2010 and July 2013, culminating in a final report.
The primary objective was to evaluate the safety and tolerability of Thykamine™ rectal enema 250 mg, 500 mg and 1000 mg once daily (OD) versus placebo OD in patients with active mild-to-moderate distal UC.
In this clinical study, participants receiving once-daily Thykamine™ rectal enemas at doses of 250 mg, 500 mg, and 1,000 mg did not experience treatment-related adverse events, and the regimen was observed to be generally well tolerated. One patient in the Thykamine™ 500 mg treatment group had acute tonsillitis (14.3%), another patient in the same group had muscle spasms (14.3%) and a third patient from the Thykamine™ -1000 mg treatment group had leukocyturia (16.7%). None of these AEs were considered drug-related by the investigator. There were no withdrawals due to AEs, no serious AE and no death. Safety laboratory parameters, vital signs and ECG assessment were mainly normal, no clinically relevant time- or treatment-related changes were observed.

74
Reference: Thykamine™ (PUR0110), Investigator Brochure, V5.2, May 2025, Report on file at Devonian Health Group Inc.

75
Reference: A Randomized, Double-Blind, Parallel-Group, Single-Ascending Dose, Placebo-Controlled Safety and Tolerability Study of PUR 0110 Rectal Enema in Normal Healthy Volunteers. Focus Clinical Drug Development GMBH, Oct. 2009. Report on file at Devonian Health Group Inc.

76
Reference: A 2-Week Exploratory Randomized, Double-Blind, Parallel- Group, Dose-Ranging, Placebo-Controlled Safety, Tolerability, Biomarker and Efficacy Clinical Study of Pur 0110 Rectal Enema in Mild-to-Moderate Distal Ulcerative Colitis, Integrated Report prepared by Focus Clinical Drug development GMBH for PurGenesis Technologies Inc. dated July 17, 2013. Report on file at Devonian Health Group Inc.

77
Reference: Supplementary Clinical Study Report for Additional Statistical Analysis Plan Pre-specified and Post Hoc Analyses — Supplement to the 2-Week Integrated Clinical Study Report — Prepared by Biopharmatech Consulting, Inc. for Devonian Health Group, Inc., dated December 9, 2015. Report on file at Devonian Health Group Inc.

78
Reference: Thykamine™ (PUR0110), Investigator Brochure, V5.2, May 2025, Report on file at Devonian Health Group Inc.

79
Reference: U937 Cell-based assay Thykamine comparative potency. Louis Flamand, PhD,MBA, Université Laval. January 2, 2025. Report on file at Devonian Health Group Inc.

80
Reference: Madagascar A. Endrasoa FA, Ranaivo IM, Raherivelo AJ et al.Adverse Effects of Long-Term Oral Corticosteroids in the Department of Dermatology, Clinical, Cosmetic and Investigational Dermatology, 14: 1337-1341, 2021.

81
Reference: Curtis L. What To Know About Eosinophilic Esophagitis (EoE). Health, Jan 2025.

82
Reference: Madorno C. How Eosinophilic Esophagitis Is Treated. Verywell health, Eosinophillic Esophagitis Guide, May 2024.

Although the Phase 2 study was not statistically powered to show a difference vs Placebo in efficacy, the magnitude of effect (separation vs placebo) was large enough with 2-week duration of treatment, Thykamine™ rectal enema resulted in statistically significant and marked reductions in FL levels and marked but non-statistically significant reductions in fecal calprotectin levels, both biomarkers with high specificity and sensitivity for detecting intestinal inflammation. FL is a specific biomarker associated with disease activity and relapse in UC.
Statistically Significant Changes from Baseline as a Percentage (%) of the Mean Baseline Value and Strong Positive Trends Towards Superiority Over Placebo in Biomarker Levels at Endpoint/Day 14
	Placebo n = 5	PUR 0110 250 mg n = 6	PUR 0110 500 mg n = 7	PUR 0110 1000 mg n = 6
	Established Biomarkers of Inflammation
Fecal Lactoferrin (FL)	+120.5%	-63.6%*	+14.1%	-14.3%*
Fecal Calprotectin (FC)	+98.1%	-41.5%	+25.6%	-31.5%
C-reactive Protein (CRP)	+45.0%	-48.0%	-16.1%	+25.0%
High Sensitivity CRP (hsCRP)	+32.1%	-52.5%	-10.4%	+40.3%
ESR lh	+18.8%	-29.5	+4.7%	-17.2%
ESR 2h	+18.8%	-28.3	+11.8%	-15.7%
	Exploratory Biomarkers of Inflammation
Serum Leucotriene B4 (LTB4)	+29.0%	-31.4%	-28.0%	-22.2%
Serum Transforming Growth Factor-β (TGF-β)	+81.9%	+2.7%	-37.9%*	-14.7%
Biopsy Tissue M30 Apoptosome	+28.6%	-42.5%	-42.5%	0.0%

*
p <0.05.

Percentages (%) were obtained by dividing the mean change from baseline by the mean baseline value multiplied by 100.
Positive (+) sign before the values indicates an increase from baseline; Negative (-) sign before the values indicates a reduction from baseline.
Thykamine™ administration also induced marked reductions in the levels of C-Reactive Protein (“CRP”) and high-sensitivity CRP, and more modest reductions in Erythrocyte sedimentation rate (“ESR”) - all established biomarkers of inflammation, with strong positive trends towards superiority over placebo.
Most importantly, Thykamine™ rectal enema statistically significantly improved rectal bleeding and non-statistically significantly improved stool frequency/diarrhea, the 2 cardinal symptoms/signs of UC.

Rectal Bleeding - Modified Mayo Sub-Score
Mean Change from Baseline in Rectal Bleeding Sub-Score
0.00
-0.20
-0.40
-0.60
-0.80
-1.00
-1.20
-1.40
-1.60
-1.80
-2.00
*
*p<0.05 compared to corresponding placebo
Day 7
Day 14
Day 21
Placebo
250mg
500mg
1000mg
Stool Frequency - Modified Mayo Sub-Score
Mean Change from Baseline in Stool Frequency Sub-Score
0.50
0.30
0.10
-0.10
-0.30
-0.50
-0.70
-0.90
-1.10
-1.30
-1.50
Day 7
Day 14
Day 21
Placebo
250mg
500mg
1000mg

The Phase 2a study was designed as an exploratory, proof-of-concept evaluation of safety and was not powered for formal hypothesis testing. Accordingly, all p-values reported are nominal and unadjusted for multiplicity. In this context, treatment with Thykamine™ was associated with statistically significant reductions in FL and rectal bleeding compared with control. Additional prespecified markers—including fecal calprotectin, CRP, high-sensitivity CRP, ESR 1h and 2h, and stool frequency—showed directionally favorable changes that did not reach statistical significance in this sample size. These results are hypothesis-generating and provide a biologically coherent signal supportive of advancing to a larger, adequately powered study with a confirmatory statistical analysis plan. We caution that, given the exploratory design, small sample size, and multiple endpoints, the observed effects may not replicate or may be smaller in magnitude in subsequent larger studies.
The positive outcomes from this trial underscore Thykamine™’s anti-inflammatory and immunomodulatory properties, which have been demonstrated in various preclinical studies. Thykamine™ presents a promising alternative to current UC therapies. Further large-scale clinical trials are warranted to confirm these findings and to establish Thykamine™’s role in the management of UC.

Atopic Dermatitis
In early 2025, Devonian commissioned primary market research conducted by Spinnaker Life Sciences Strategy Consulting LLC with physicians in the United States who are high prescribers of pediatric AD. This market research included 6 dermatologists, 6 pediatric dermatologists and 5 pediatricians. The results of this research suggested a strong interest and willingness by high prescribing physicians to prescribe Thykamine™ for pediatric AD, if approved by the FDA.83
Pediatric Dermatologists rate Thykamine™ as Better than Standard of Care on Important Parameters in Product Profile Research83
The most advanced development program for Thykamine™ is for the treatment of AD. AD, commonly known as eczema, is a prevalent chronic inflammatory skin condition in the United States, affecting both children and adults. Approximately 10% of children and adults in the U.S. are impacted by AD, with the condition often beginning in childhood and sometimes persisting into adulthood. Management of AD primarily involves the use of topical treatments, including corticosteroids and calcineurin inhibitors, to alleviate symptoms and prevent flare-ups.84
In pediatric populations, a significant majority receive topical treatments. A study analyzing data from 2011 to 2016 found that 78.6% of pediatric AD patients were prescribed at least one AD medication, with 86.7% receiving TCS and 5.4% prescribed calcineurin inhibitors. Systemic corticosteroids were prescribed to 24.4% of these patients, often without concurrent asthma or allergic conditions. In adult populations, while specific prescription rates vary, TCS remain a cornerstone of treatment.85,86
TCS are widely used in the treatment of AD and other inflammatory skin conditions, but their use is associated with several potential downsides, particularly when used improperly or over long periods.

83
Reference: Thykamine™ Opportunity Assessment In Pediatric Atopic Dermatitis-Physician research, Spinnaker Life Sciences Strategy Consulting LLC, March 12, 2025. Data on file, Devonian Health Group Inc.

84
Reference: Pona A, Cline A, Kolli SS, et al. Prescribing Patterns for Atopic Dermatitis in the United States. JDD, 18 (10): 987-990, 2019.

85
Reference: Paller AS, Siegfried EC, Vekemen F, et al. Treatment patterns of pediatric patients with atopic dermatitis: A claims data analysis. J Am Acad Dermatol. 82 (3): 651-660, 2020.

86
Reference: Pond E. Pharmacotherapy Trends for Atopic Dermatitis in the US. Dermatology Advisor, Oct. 2019.

One of the most common adverse effects is skin atrophy, which includes thinning of the skin, increased fragility, and visible blood vessels (telangiectasia). This occurs due to the corticosteroid’s impact on collagen synthesis and dermal cell function.87 Long-term use can also lead to striae (stretch marks), especially in areas with thinner skin like the face or groin.
Another concern is tachyphylaxis, or diminished efficacy over time with continuous use. Patients may find that the medication becomes less effective, prompting inappropriate escalation of potency or frequency of application.88
In children, there is particular caution due to their higher BSA to weight ratio, which increases systemic absorption. Systemic absorption of TCS can lead to significant side effects, particularly in pediatric populations. While such outcomes are rare when TCS are used appropriately, certain factors — such as prolonged use, high-potency formulations, application over large or occluded areas, and use in infants — can increase the risk of systemic effects like hypothalamic-pituitary-adrenal axis suppression, growth retardation, and Cushing’s syndrome.89,90
Additionally, some patients develop topical steroid addiction or steroid withdrawal syndrome, particularly after prolonged use of mid- to high-potency steroids. This condition is characterized by redness, burning, and worsening dermatitis when the medication is discontinued.91
The clinical and nonclinical data generated in the Phase 192 and Phase 2a clinical studies93,94 of Thykamine™, together with data from a 28-day non-occluded repeated-dose dermal toxicity study in minipigs and a phototoxicity study95, supported Devonian’s decision to advance Thykamine™ into a Phase 2 clinical trial in adult patients with mild-to-moderate atopic dermatitis.
A Phase 2, multicenter, randomized, double-blind, parallel-group, vehicle-controlled study of 162 patients96,97 was conducted at 13 sites in Canada. Patients were randomized 1:1:1:1 to one of three doses of Thykamine™ cream (0.05%, 0.1% or 0.25%) or vehicle control. Study treatment was applied twice daily to all AD-affected areas excluding the palms, soles, and scalp for 28 days.
The primary efficacy endpoint was the proportion of patients with an IGA score of 0 (clear) or 1 (almost clear) and with at least a 2-grade improvement in IGA score from baseline.

87
Reference: Hengge UR, Ruzicka T, Schwartz RA, Cork MJ. “Adverse effects of topical glucocorticosteroids.” J Am Acad Dermatol. 54(1):1-15, 2006.

88
Reference: Ference JD, Last AR. “Choosing topical corticosteroids.” Am Fam Physician. 79(2):135-140, 2009.

89
Reference: Coureau B, Bussieres JF, Tremblay S. Cushing’s syndrome induced by misuse of moderate- to high-potency topical corticosteroids. Ann Pharmacother, Dec;42(12):1903-7, 2008.

90
Reference: Wood Heickman LK, Davallow Ghajar L, Conaway M and Rogol AD. Evaluation of Hypothalamic-Pituitary-Adrenal Axis Suppression following Cutaneous Use of Topical Corticosteroids in Children: A Meta-Analysis. Hormone Research in Paediatrics. 89 (6): 389-396, 2018.

91
Reference: Rapaport MJ and Lebwohl M. Corticosteroid Addiction and Withdrawal in the Atopic: The Red Burning Skin Syndrome. Clinics in Dermatology, 21:201-214, 2003.

92
Reference: A Randomized, Double-Blind, Parallel-Group, Single-Ascending Dose, Placebo-Controlled Safety and Tolerability Study of PUR 0110 Rectal Enema in Normal Healthy Volunteers. Focus Clinical Drug Development GMBH, Oct. 2009. Report on file at Devonian Health Group Inc.

93
Reference: A 2-Week Exploratory Randomized, Double-Blind, Parallel- Group, Dose-Ranging, Placebo-Controlled Safety, Tolerability, Biomarker and Efficacy Clinical Study of Pur 0110 Rectal Enema in Mild-to-Moderate Distal Ulcerative Colitis, Integrated Report prepared by Focus Clinical Drug development GMBH for PurGenesis Technologies Inc. dated July 17, 2013. Report on file at Devonian Health Group Inc.

94
Reference: Supplementary Clinical Study Report for Additional Statistical Analysis Plan Pre-specified and Post Hoc Analyses — Supplement to the 2-Week Integrated Clinical Study Report — Prepared by Biopharmatech Consulting, Inc. for Devonian Health Group, Inc., dated December 9, 2015. Report on file at Devonian Health Group Inc.

95
Reference: Thykamine™ (PUR0110), Investigator Brochure, V5.2, May 2025, Report on file at Devonian Health Group Inc.

96
Reference: Reference: A 4-Week Multicenter, Randomized, Double-Blind, Parallel-Group, Vehicle Controlled Safety and Efficacy Study of Three Concentrations (0.05%, 0.1% and 0.25%) of PUR 0110 (Thykamine™) Cream Applied Twice Daily in Mild-to-Moderate Atopic Dermatitis. JSS Medical Research, May 16, 2022. Report on file at Devonian Health Group Inc.

97
Reference: Lynde CL, Poulin Y, Tan J, et al. Phase 2 trial of Topical Thykamine™ in Adults with Mild to Moderate Atopic Dermatitis. JDD, 21 (10): 1091-1097, 2022.

Proportion of patients achieving primary endpoint of IGA 0 or 1 and a ≥2-grade improvement in IGA score from baseline in Phase 2 study
*p<0.05
This Phase 2 study met its primary efficacy endpoint in the Thykamine™ cream 0.1% treatment group, with nearly one in three patients achieving clear/almost clear skin and at least a 2-grade improvement from baseline in IGA score at Day 29.
Thykamine™ 0.1% cream also demonstrated statistically significant improvements on all secondary endpoints in the study including BSA, Eczema Area and Severity Index score, patient assessment of pruritus (itching), and two QoL measures (Dermatology Life Quality Index and POEM).
Change in %BSA Affected by Treatment Group Over Time
*p≤0.05, **p≤0.01, ***p≤0.001 within group change from baseline; †p≤0.05 vs. vehicle, ‡p≤0.005 vs. vehicle

Change in Pruritus by Treatment Group Over Time
*p≤0.05, **p≤0.01, ***p≤0.001 within group change from baseline; †p≤0.05 vs. vehicle, ‡p≤0.005 vs. vehicle
Among the three doses of Thykamine™ cream examined in this study, the 0.1% dose consistently performed the best relative to vehicle control. Indeed, there appears to be a bell-shaped response curve wherein the lowest (i.e., 0.05%) and highest (i.e., 0.25%) doses performed less favorably than the 0.1% dose. Bell-shaped responses have been reported in other therapeutic areas including cancer and psychiatry.98,99 It has been suggested that biphasic response curves are associated with more complex biological effects, such as cancer agents targeting angiogenesis and antipsychotics that target neuronal receptors with multiple negative feedback mechanisms. Colloidal drug formulations have also been shown to more likely exhibit bell-shaped response curves compared to non-colloidal or monomer formulations.100 Thykamine™ is a novel complex of pigments, proteins, and lipid constituents derived from thylakoid membranes. Simulation models have demonstrated colloidal aggregation and segregation of the protein and lipid constituents of thylakoid membranes under physiological conditions.101 Whether this underlies the observed bell-shaped response to Thykamine™ in this clinical Phase 2 study merits further examination.
Thykamine™ demonstrated that it was well tolerated in clinical trials. As seen in table below, there were no serious AEs reported throughout the course of the 4-week treatment period and 1-week post-treatment follow-up. Treatment-related AEs occurred at a similar frequency in all three active treatment groups and vehicle control, and they were generally mild-to-moderate in severity. The most common AEs were local application site reactions which occurred at low rates.

98
Reference: Reynolds, AR, Potential relevance of bell-shaped and u-shaped dose-responses for the therapeutic targeting of angiogenesis in cancer, International Dose Response Society, V8:253-284, 2010.

99
Reference: K Kohno, et al. Department of Neuropsychiatry, Oita University Faculty of Medicine, Japan, July 20, 2020.

100
Reference: S. C. Owen et al. Colloidal Drug Formulations can explain bell-shaped concentration — response curves, ACS Chemical Biology, 2014, 9, 777-784.

101
Reference: M. Ostermeier, et al. The Plan Cell 2024, 36. 4014-4035, Advance access publication, April 2024.

Incidence of AEs, n (%) that were probably, possibly, or definitely related to study medication (safety population)
Severity	Adverse event	Vehicle (n=40)	Thykamine™ (PUR 0110) 0.05% (n=44)	Thykamine™ (PUR 0110) 0.10% (n=39)	Thykamine™ (PUR 0110) 0.25% (n=39)
Mild	Eye disorders	0	0	0	1 (2.6)
	General disorders and administration site conditions	2 (5.0)	0	0	0
Moderate	Skin and subcutaneous tissue disorders	2 (5.0)	2 (4.5)	1 (2.6)	0
	General disorders and administration site conditions	1 (2.5)	0	0	0
Severe	Musculoskeletal and connective tissue disorders	0	1 (2.3)	0	0
	Skin and subcutaneous tissue disorders	2 (5.0)	1 (2.3)	1 (2.6)	1 (2.6)
Prevention of Radiodermatitis Associated with Radiotherapy
Radiation dermatitis (radiation dermatitis, radiation induced skin reactions, or radiation injury) is one of the common side effects of ionizing radiation which is applied in radiotherapy of carcinoma of all localizations, most frequently of tumors of breast, head and neck region, lungs and soft tissue sarcomas. Evaluation of early skin reactions to radiotherapy can be done by a validated tool such as the one created by the RTOG. More specifically, 95% of cancer patients receiving radiation therapy will develop some form of radiodermatitis, including erythema, dry desquamation, and moist desquamation.102
Radiodermatitis develops in continuous cycle during treatment. Each cycle of radiotherapy leads to additional tissues damage. Radiodermatitis has a profoundly negative impact on patient’s QoL.103,104,105
Studies investigating skin toxicity associated with radiotherapy have highlighted a multitude of irregularities within the tissue3. Several cytokines are affected by radiotherapy and play a significant role in the development of radiodermatitis. These include TGF-β, interleukin-1, TNF-α. TGF-β affect dermal fibroblasts and inactivate the coagulation cascade through the thrombin pathway. Increased interleukin-1 and TNF-α increase the production of metalloproteases causing the degradation of dermal components. The up-regulation of ICAM-1 with the increase in TNF-α contributes to the inflammatory process.
Radiotherapy additionally causes damage to Langerhans cells, basal cells, and vascular endothelium. The decreased number of Langerhans cells and the depletion of basal layer stem cells lead to impaired barrier and immune function, increasing the risk of wound infection. Damage to vasculature can induce hypoxia and TGF-β production, further driving fibrosis. Tissue hypoxia with associated necrosis can lead to the generation of ROS.

102
Reference: Singh M., Alavi A.,Wong R., Akita S. Radiodermatitis:A Review of Our Current Understanding. Am J Clin Dermatol 17:277-292, 2016.

103
Reference: Borm KJ., Schiller K., Asadpour R., and Combs SE. Complementary and Alternative Medicine in Radiotherapy. A comprehensive Review. Topics in Magnetic Resonnace Imaging. Vol. 29 (3), 149-156, 2020.

104
Reference: Fuzissaki MA., Paiva CE., de Oliveira AA., et al. The Impact of Radiodermatitis on Breast Cancer Patients’ Quality of Life during Radiotherapy:A Prospective Cohort Study. J. of Pain and Symptom Management, Vol 85 (1), 92-100, 2019.

105
Reference: Beamer LC and Grant M. Skin-related Quality of Life among Midwest US Community-based Women with Breast Cancer Experiencing Radiodermatitis. Asia-Pacific J. Oncology Nursing, 6, 50-56, 2018.

Several endogenous physiologic substances are present to control the effects of ROS, including the superoxide dismutase, catalase, and glutathione peroxidase system. Following radiotherapy, however, ROS overwhelm these systems, leading to excess ROS causing cellular damage. Additionally, these ROS can drive the production of cytokines, perpetuating the cycle of inflammatory changes. Targeting these ROS has been a goal in the development of therapies to prevent and treat radiodermatitis.
Despite significant development in radiotherapy techniques, efficacious interventions in the prevention of acute skin reactions is still lacking for the management of radiodermatitis. Many of the currently used interventions are often based upon anecdotal evidence, poorly powered studies, or physician preferences106,107,108. Furthermore, trials evaluating topical agents have failed to demonstrate effectiveness in the prevention and management of radiation-induced skin injury. These therapies did not account for the underlying pathophysiology (i.e., dermal damage), a process that involves the disruption of the intricate cellular balance between dermis and epidermis.
Silicone-Based Film Dressings
Silicone-based film dressings represent an additional category of supportive skin-care products that have been evaluated for the prevention and management of radiation dermatitis. These products are designed to form a semi-occlusive protective barrier over irradiated skin that may help maintain hydration, reduce friction, and protect compromised epidermal tissue from mechanical irritation during radiotherapy. Several commercially available silicone-based products have been studied in this setting.
StrataXRT® (Stratpharma)109 is a silicone gel — based topical film dressing intended for both prevention and treatment of radiation dermatitis. The product forms a transparent protective film over the skin following application and is designed to maintain moisture balance while providing a barrier against external irritants. Clinical studies have suggested potential benefits in reducing the severity of radiation-related skin reactions and improving patient comfort; however, the available clinical evidence is generally considered moderate, and additional large-scale randomized controlled trials may be required to further establish clinical efficacy and comparative effectiveness.
Mepitel® Film (Mölnlycke Health Care)110 is a soft silicone barrier film dressing designed to adhere gently to the skin while allowing moisture vapor transmission. The dressing is typically applied to the radiation treatment area and may remain in place across multiple radiation therapy sessions. Several clinical studies have evaluated Mepitel Film in patients undergoing radiotherapy, with some trials reporting reductions in the incidence or severity of radiation dermatitis compared with standard skin-care regimens. However, the product may involve higher cost considerations compared with conventional topical treatments and requires careful placement and monitoring to ensure appropriate adherence during treatment.
Limitations of Current Radiodermatitis Management
Despite the high prevalence of radiodermatitis among patients receiving radiotherapy, there is currently no universally accepted standard of care for its prevention or management. The response of skin to radiotherapy is complex and depends on multiple factors, including radiation dose, treatment schedule, irradiated anatomical site, patient characteristics, and concurrent therapies. As a result, clinical approaches to managing radiation-induced skin toxicity often vary across treatment centers and practitioners.

106
Reference: Singh M., Alavi A., Wong R., Akita S. Radiodermatitis: A Review of Our Current Understanding. Am J Clin Dermatol 17:277-292, 2016.

107
Reference: Spasic. Jovanovic M., Golusin., et al, Radiodermatitis — review of treatment options. Serbian Journal of Dermatology and Venereology; 10 (3): 71-81, 2018.

108
Reference: Haruna F., Lisett A., and Marignol L. Topical Management of Acute Radiation Dermatitis in Breast Cancer Patients: A Systematic Review and Meta-Analysis. Anticancer Research 37: 5343-5353, 2017.

109
Reference: Lee, S.F., Shariati, S., Caini, S. et al. StrataXRT for the prevention of acute radiation dermatitis in breast cancer: a systematic review and meta-analysis of randomized controlled trials. Support Care Cancer 31, 515, 2023.

110
Reference: Kuszaja O, Daya M, Wronskia M, et al. Mepitel film for the prevention of radiation dermatitis: A comprehensive review of its efficacy, side effects, physics measurements, patient- and clinician-reported outcomes. Asia-Pacific Journal of Oncology Nursing 11 (2024) 100530.

Radiodermatitis Market Opportunity111,112
Radiodermatitis, also referred to as radiation-induced dermatitis, is a common side effect experienced by patients undergoing radiotherapy for the treatment of cancer. The condition results from radiation exposure to the skin and can range from mild erythema to more severe skin reactions, depending on radiation dose, treatment duration, and individual patient factors. Management of skin toxicity is an important component of supportive care during radiotherapy.
Radiotherapy remains a widely used treatment modality in oncology. Based on publicly available estimates, approximately 10 – 13 million patients worldwide received radiotherapy in 2022, and this number is projected to increase to approximately 16 – 21 million patients annually by 2050, reflecting the expected growth in global cancer incidence and the expanding use of radiation therapy in cancer treatment.
Radiotherapy services are delivered through a relatively concentrated infrastructure. There are estimated to be approximately 7,000 to 7,500 radiotherapy centers worldwide. Individual centers typically treat a substantial number of patients each year, with estimates suggesting that a single center may treat approximately 1,000 to 1,500 radiotherapy patients annually, although this number can vary depending on the size and capacity of the facility.
As a result, supportive care interventions intended to address treatment-related skin reactions may be implemented within specialized radiation oncology departments that treat large numbers of patients. The concentration of radiotherapy services within dedicated treatment centers may allow new supportive care approaches, if clinically validated and adopted, to be introduced within established clinical workflows.
Emerging Approaches and Investigational Therapies
Given the limitations associated with currently available supportive skin-care approaches, there is ongoing interest in the development of alternative or complementary strategies that may address multiple biological pathways involved in radiation-induced skin injury, including inflammation, oxidative stress, and impaired tissue repair.
Thykamine™, our proprietary investigational compound, is being developed as a new topical formulation intended to support skin integrity and recovery following radiation exposure. Thykamine™ is designed to target biological pathways associated with inflammatory responses and tissue repair that are believed to contribute to radiation-induced skin damage. While Thykamine™ is currently under clinical evaluation and has not been approved for the prevention or treatment of radiation dermatitis, we believe its mechanism of action and formulation approach may represent a differentiated strategy compared with currently available barrier-based or symptom-focused treatments.
Potential Role of Thykamine™ in the Prevention of Radiodermatitis
Given the multifactorial nature of radiodermatitis, therapeutic strategies aimed at prevention may benefit from targeting several of the underlying biological mechanisms involved in radiation-induced skin injury. These mechanisms include oxidative stress, inflammatory cytokine signaling, immune dysregulation, and impairment of epidermal repair processes.
Thykamine™ is an investigational complex extracted from organic baby spinach (Spinacia oleracea  L.) leaves that contains thylakoid membrane segments composed of pigments, proteins, and galactolipids. Preclinical pharmacology studies suggest that the compound exhibits antioxidant, anti-inflammatory and immunomodulatory properties that may be relevant to pathways involved in radiation-induced skin injury.
In vitro and in vivo studies conducted with Thykamine™ have demonstrated biological activities that may be mechanistically relevant to radiodermatitis, including free-radical scavenging activity, modulation of inflammatory cytokine production, and inhibition of lipid mediators involved in inflammatory processes.

111
Reference: Zhu H, Kiang Chua ML, Chitapanarux I. et al. Global radiotherapy demands and corresponding radiotherapy-professional workforce requirements in 2022 and predicted to 2050: a population-based study. Lancet Glob Health;12: e1945-53; 2024.

112
Reference: DIRAC: Directory of Radiotherapy Centres,https://dirac.iaea.org/, 2026.

Experimental studies have also suggested that Thykamine™ may reduce the production of pro-inflammatory cytokines such as TNF-α while promoting anti-inflammatory cytokines, and may influence pathways associated with leukotriene production and immune cell activation.
Additionally, Thykamine™ has demonstrated antioxidant activity associated with superoxide dismutase- and ascorbate peroxidase-like functions, which may contribute to the neutralization of reactive oxygen species generated by cellular stress. In experimental systems, Thykamine™ has also been shown to protect cultured cells against oxidative damage and to modulate inflammatory signaling pathways.
Based on these pharmacological properties, the Company believes that Thykamine™ may have the potential to address several of the biological pathways involved in radiotherapy-induced skin toxicity. However, the clinical efficacy of Thykamine™ in preventing radiodermatitis has not yet been established, and further clinical studies would be required to evaluate its safety and effectiveness for this indication.
Development Strategy for Thykamine™ in Radiodermatitis
The Company is developing a topical formulation of Thykamine™ for the prevention of radiodermatitis in patients undergoing radiotherapy. Given the high incidence of radiation-induced skin reactions and the absence of a widely accepted preventive standard of care, the Company believes that a topical product designed to be applied during the course of radiotherapy may represent a potential supportive care approach for patients receiving radiation treatment.
The Company intends to pursue a regulatory pathway consistent with applicable medical device regulations and plans to support a potential regulatory submission with clinical data generated from a randomized clinical study designed to evaluate the safety and performance of the product in preventing radiation-induced skin toxicity.
Planned Clinical Study
The Company plans to conduct a multicenter, randomized, double-blind, parallel-group clinical study to monitor adverse events and performance of Thykamine™ cream in the prevention of radiodermatitis in patients undergoing adjuvant radiotherapy for breast cancer.
The study will be conducted at multiple clinical sites in Canada and is expected to enroll approximately 150 adult patients with stage I – III breast cancer who have undergone mastectomy or breast-conserving surgery and are scheduled to receive external beam radiotherapy to the breast and regional lymphatic areas.
Participants will be randomized in a 1:1 ratio to receive either Thykamine™ cream 0.1% or Glaxal Base cream, a commonly used moisturizing cream, as comparator. Study treatment will be applied three times daily to irradiated skin areas throughout the radiotherapy treatment period and will continue for five weeks following completion of radiotherapy.
Patients will be evaluated at baseline, weekly during radiotherapy, and during follow-up visits for up to five weeks after completion of radiation treatment. Monitoring for adverse events will be conducted throughout the study period.
Clinical Endpoints
The primary endpoint of the study is time to development of CTCAE Grade ≥2 radiodermatitis from the start of radiotherapy through five weeks following completion of treatment.
Secondary endpoints include several clinical and patient-reported outcomes related to skin toxicity and patient experience, including: Proportion of patients developing CTCAE Grade ≥2 radiodermatitis, and cumulative CTCAE radiodermatitis scores, Patient-reported pain assessed using a visual analogue scale, Patient satisfaction with treatment assessed using a Likert scale, wound healing assessed by Southam Wound Scoring, Incidence and severity of adverse events to evaluate safety and tolerability.
Regulatory Considerations
The Company intends to use data generated from this study, together with other supporting information, to support potential regulatory submissions for Thykamine™ cream as a product intended to help prevent radiation-induced skin reactions in patients undergoing radiotherapy. The regulatory pathway and requirements for clearance or approval will depend on discussions with regulatory authorities and the applicable classification of the product.
There can be no assurance that the clinical study will achieve its endpoints or that regulatory clearance or approval will be obtained.
Eosinophilic Esophagitis
EoE is a chronic, immune-mediated disease of the esophagus, marked by upper gastrointestinal symptoms such as dysphagia and food impaction.
The prevalence of EoE has increased significantly over the past two decades. In the United States, recent analyses estimate a prevalence of approximately 142.5 cases per 100,000 individuals, translating to about 472,380 affected persons nationwide. This marks a significant rise from earlier estimates; for instance, data from 2011 indicated a prevalence of 56.7 per 100,000 individuals, equating to around 152,000 cases.113,114 Total EoE-associated health care costs were estimated to be $1.32 billion in 2024 dollars after accounting for inflation2.
EoE presents heterogeneously, with variations in age of onset, symptoms, comorbidities, disease course, and treatment response. Evidence suggests that EoE is driven by a CD4+ T helper type 2 (Th2) allergic response to dietary allergens in the esophageal mucosa. Signals like thymic stromal lymphopoietin (TSLP) and interleukin-13 (IL-13) promote type 2 cytokines, such as IL-5 and IL-13, which recruit and activate eosinophils and mast cells. EoE is primarily driven by a Type 2 (Th2) inflammatory response, where eosinophils are recruited to the esophageal tissue in response to allergen exposure.
Current pharmacologic treatments include PPIs, corticosteroids and biologics. PPIs, such as esomeprazole, are often first-line treatments due to their anti-inflammatory properties and ability to induce remission in some patients.115,116 TCS are a mainstay in EoE management. Swallowed fluticasone or budesonide formulations reduce esophageal eosinophilia and improve symptoms. The FDA-approved Eohilia offers a targeted approach for patients aged 11 and older.117 Dupilumab, a monoclonal antibody targeting interleukin-4 and interleukin-13 pathways, has been approved for treating EoE in patients aged 1 year and older. Clinical trials have shown that dupilumab significantly improves histological and symptomatic outcomes in EoE patients.118
While induction therapies such as corticosteroids and dietary elimination can control acute symptoms, relapse is common once treatment is discontinued, underscoring the need for safe and effective long-term maintenance options.119

113
Reference: Eosinophilic Esophagitis Market: Epidemiology, Industry Trends, Share, Size, Growth, Opportunity, and Forecast 2025-2035. Imarc, 2025.

114
Reference: Eosinophilic Esophagitis Market Size to Reach USD$7,604.7 Million by 2034, Impelled by the Emerging Popularity of Monoclonal Antibodies. Biospace, August, 2024.

115
Reference: Eluri S. A Look at the Updated ACG Eosinophilic Esophagitis Clinical Guidelines. American College of Gastroenterology, Feb 2025.

116
Reference: Dellon ES, Muir AB, Katzka DA, et al. ACG Clinical Guideline: Diagnosis and Management of Eosinophilic Esophagitis. Am J Gastroenterol 120:31-59, 2025.

117
Reference: Greuter T, Hirano I and Dellon ES. Emerging therapies for eosinophilic esophagitis. J Allergy Clin Immunol. 145 (1): 38-45, 2019.

118
Chehade M, Dellon ES, Spergel JM, et al. Dupilumab for Eosinophilic Esophagitis in Patients 1 to 11 Years of Age. N Engl J Med, 390 (24): 2239-2251, 2024.

119
Reference: Lucendo AJ, Molina-Infante J, Arias A. Guidelines on eosinophilic esophagitis: evidence-based statements and recommendations for diagnosis and management in children and adults. United European Gstroenterology Journal, 5(3):335-358, 2017.

There is strong interest in the market from regulators and other stakeholders. EoE has been recognized as a rare disease by the FDA, and several therapies targeting EoE have received Orphan Drug Designation.120 This designation is granted to promote the development of treatments for rare conditions affecting fewer than 200,000 individuals in the United States.
Given the rising prevalence of EoE, the limitations of current therapies, and the growing demand for innovative, well-tolerated treatment options, Thykamine™ is well positioned to fill a critical gap in the therapeutic landscape. Advancing Thykamine™ into clinical development for EoE aligns with both the scientific rationale and a significant commercial opportunity in a fast-growing market segment.
The scientific rationale for developing Thykamine™ as a treatment for EoE is grounded in its demonstrated anti-inflammatory, antioxidant, and immunomodulatory properties, which align with the pathophysiological mechanisms of EoE. EoE is characterized by chronic, immune-mediated inflammation of the esophagus, primarily driven by T helper 2 (Th2) cells and associated cytokines such as interleukin (IL)-4, IL-5, and IL-13. This Th2-skewed response leads to eosinophilic infiltration and tissue remodeling, resulting in symptoms like dysphagia and food impaction. Given the shared Th2-mediated inflammatory pathways between EoE and other atopic conditions, Thykamine™’s ability to modulate these immune responses presents a compelling case for its development as a therapeutic option for EoE. Thykamine™, with its broad anti-inflammatory profile and a favorable tolerability signal observed to date in clinical and nonclinical studies, offers a promising alternative that could intervene upstream in the inflammatory cascade — potentially reducing eosinophilic infiltration, dampening Th2-driven signaling, and improving tissue healing.
Furthermore, a Thykamine™’s mucoadhesive oral formulation would allow for local delivery to the esophagus, offering the potential for targeted therapeutic action with minimal systemic exposure. This local anti-inflammatory effect could translate into improved efficacy and tolerability in EoE patients, particularly those who are steroid-refractory, biologic-intolerant, or seeking a non-immunosuppressive option. Its plant-based origin also provides a differentiating profile for patients seeking therapies with fewer synthetic or immunosuppressive components.
For EoE, Devonian intends over the following 18 months to develop a mucoadhesive oral formulation designed to coat and adhere to the esophageal lining. This targeted delivery maximizes local anti-inflammatory action while minimizing systemic exposure, which is a key advantage in chronic disease management. The formulation would support extended mucosal contact time, which is critical for therapeutic efficacy in the esophagus, a naturally transit-prone environment. Such delivery formulation could also potentially be used for mucositis associated to chemotherapy and radiotherapy.
MASH
MASLD encompasses a spectrum of hepatic disorders characterized by excess fat accumulation in the liver (hepatic steatosis) in the presence of at least one cardiometabolic risk factor, such as obesity, type 2 diabetes, hypertension, or dyslipidemia.121 Formerly known as NAFLD, MASLD is a growing health concern globally, with an estimated prevalence of 25% in the general population and 60% among those with risk factors such as obesity.122
MASLD includes simple steatosis but can progress MASH, previously non-alcoholic steatohepatitis or NASH, fibrosis, cirrhosis, and HCC.123

120
Reference: Ferruggia K. FDA Grants Orphan Drug Designation to ‘1104, First-In-Class Peptide for Eosinophilic Esophagitis. Pharmacy Times, Feb 1, 2024.

121
Reference: Mejía-Guzmán JE, Belmont-Hernández RA, Chávez-Tapia NC,et al. Metabolic-Dysfunction-Associated Steatotic Liver Disease: Molecular Mechanisms, Clinical Implications, and Emerging Therapeutic Strategies. Int. J. Mol. Sci. 26, 2959; 2025.

122
Reference: van Son KC, te Nijenhuis-Noort LC, Boone SC, et al. Prevalence of metabolic dysfunction-associated steatotic liver disease (MASLD) in a middle-aged population with overweight and normal liver enzymes, and diagnostic accuracy of noninvasive proxies. Medicinem 103: 1-7, 2023.

123
Reference: Hardy T, Oakley F, Anstee QM and Day CP. Nonalcoholic Fatty Liver Disease: Pathogenesis and Disease Spectrum. Annu Rev Pathol; 11: 451-96, 2016.

Among adults in the United States, the prevalence of MASH was estimated to be 5.8% in 2020 and is expected to rise to 7.9% by 2050.124
Despite the significant health burden of MASH, therapeutic options remain limited. While the recent approval of resmetirom, a thyroid hormone receptor-β agonist, marks a step forward in MASH management, its benefits remain modest, particularly regarding fibrosis improvement. In a Phase 3 study of resmetirom in patients with MASH, improvement of fibrosis at week 52 was seen in approximately 25% of treated patients, versus 14% of patients in the placebo group.125 Since long-term studies of patients with MASLD have found that the degree of fibrosis is the strongest predictor of both liver-related and all-cause mortality,126,127,128 there remains an urgent need for novel treatments that address both metabolic and inflammatory drivers of disease.
Devonian recently completed a study which investigated the effects of Thykamine™ on liver disease progression in the widely used STAM mouse model of MASH/fibrosis at SMC Laboratories in Japan129. In this model, diabetic mice were fed a high fat diet and rapidly to develop fatty liver disease caused by inflammation and a buildup of fat in the organ. Resmetirom, the first drug approved by the FDA for the management of MASH, was used as positive control at an oral dose of 3.0 mg/kg once a day for 3 weeks.
Thykamine™ administered orally, at doses of 0.5 mg/kg, 5.0 mg/kg and 50.0 mg/kg, once a day for 3 weeks provided a hepatoprotective effect preventing liver disease progression compared to the control group (vehicle). Specifically, Thykamine™ treatment resulted in a significant lowering of the liver NAS, a composite measure of fatty liver disease composed of steatosis, inflammation and hepatocyte ballooning. Similar result was obtained with resmetirom used as a positive control.
The α-SMA, a marker used to evaluate liver fibrosis, was also significantly decreased.
STAM mouse model
Significant lowering of the liver NAFLD activity score (NAS)
Group	NAS (Mean ± SD)
Normal	0.0 ± 0.0
Placebo	4.9 ± 0.6
Thykamine 0.5 mg/kg	3.1 ± 1.0	p < 0.05
Thykamine 5.0 mg/kg	2.9 ± 1.1	p < 0.05
Thykamine 50.0 mg/kg	2.8 ± 0.9	p < 0.05
Resmetirom 3.0 mg/kg	2.6 ± 0.7	p < 0.05
Thykamine™ treatment decreased liver type collagen type I expression, collagen type III score, F4/F80 expression, Ly-6G expression and MARCO (macrophage receptor with collagen structure) expression. The effects on these markers were comparable to the effects of Resmeritom. Overall, progression of liver fibrosis was reduced by Thykamine™ treatment as reflected by significant lowering of the liver NAS. In addition,

124
Reference: Le P, Tatar M, Dasarathy S, et al. Estimated Burden of Metabolic Dysfunction — Associated Steatotic Liver Disease in US Adults, 2020 to 2050. JAMA Network Open; 8(1): e2454707-e, 2025.,

125
Reference: Harrison SA, Bedossa P, Guy CD, et al. A Phase 3, Randomized, Controlled Trial of Resmetirom in NASH with Liver Fibrosis. N Engl J Med 2024; 390(6): 497-509.

126
Reference: Ekstedt M, Hagström H, Nasr P, et al. Fibrosis stage is the strongest predictor for disease-specific mortality in NAFLD after up to 33 years of follow-up. Hepatology; 61(5): 1547-54, 2015.

127
Reference: Dulai PS, Singh S, Patel J, et al. Increased risk of mortality by fibrosis stage in nonalcoholic fatty liver disease: Systematic review and meta-analysis. Hepatology; 65(5): 1557-65, 2017.

128
Reference: Vilar-Gomez E, Calzadilla-Bertot L, Wai-Sun Wong V, et al. Fibrosis Severity as a Determinant of Cause-Specific Mortality in Patients With Advanced Nonalcoholic Fatty Liver Disease: A Multi-National Cohort Study. Gastroenterology; 155(2): 443-57.e17, 2018.

129
Reference: In Vivo Efficacy Study of Thykamine™ in STAM™ Model of Metabolic dysfunction-associated steatohepatitis. SMC Laboratories, Inc., January 17, 2025, Report on file at Devonian Health Group Inc.

Thykamine™ treatment was also associated down regulation of key genes associated with the progression of inflammatory diseases toward fibrosis.
Thykamine™ treatment resulted in a significant lowering of the liver NAS, a composite measure of fatty liver disease composed of steatosis, inflammation and hepatocyte ballooning.
Genes	Maximal Inhibition
Actin, alpha cardiac muscle 2 (Act2)	up to 57%
Transforming Growth Factor Beta (TGFβ)	up to 49.3%
Connective Tissue Growth Factor (Ctgf)	up to 44.2%
C-C Motif Chemokine Ligand 2 (Ccl2)	up to 77.28%
Matrix Metalloproteinase-9 (MMP9)	up to 58.2%
Tissue Inhibitor of Metalloproteinases-1 (Timp1)	up to 73.5%
C-C Motif Chemokine Receptor 2 (Ccr2)	up to 70.8%
Suppressor of Cytokine Signaling 3 (Socs3)	Up to 46.7%
Serpin Family F Member 1 (SerpinF)	up to 62.1%
Interferon Gamma (IFNγ)	up to 73.1%
Furthermore, Thykamine™ treatment was associated down regulation of key genes associated with the progression of inflammatory diseases toward fibrosis. These include inhibitory (%) effects on inflammatory-related genes and fibrosis-related genes namely:
Genes	Maximal Inhibition
Act2	up to 57%
TGFβ	up to 49.3%
Ctgf	up to 44.2%
Ccl2	up to 77.28%
MMP9	up to 58.2%
Timp1	up to 73.5%
Ccr2	up to 70.8%
Socs3	up to 46.7%
SerpinF	up to 62.1%
IFNγ	up to 73.1%
Human Liver-On-a-Chip Model130
In a human metabolic-associated steatohepatitis (MASH) model using PhysioMimix® Liver-on-a-Chip platform, Thykamine™ exerted dose-dependent effects on key pathological hallmarks of MASH, including fibrosis and inflammation, in a physiologically relevant human liver system Ref. Thykamine™ was evaluated at four low concentrations (0.025, 0.05, 0.1, and 0.2 mg/mL) over a 14-day treatment period in a dynamic, triple-cell liver model incorporating primary human hepatocytes, Kupffer cells, and hepatic stellate cells under continuous microfluidic flow to induce a MASH phenotype.
Thykamine™ produced a clear, dose-dependent reduction in fibrosis-associated biomarkers, including pro-collagen and TIMP-1, with the strongest effects observed at 0.1 and 0.2 mg/mL. These markers are central to extracellular matrix deposition and fibrotic progression in MASH.

130
Reference: PhysioMimix® MASH Project; CN-Bio, Devonian Health Group Inc., January 15, 2026.

Confocal imaging confirmed a significant decrease in Type I collagen deposition, indicating attenuation of one of the core structural features of fibrotic MASH.
Modulation of inflammatory signaling: Thykamine™ induced a dose-dependent reduction in pro-inflammatory cytokines IL-6 and IL-8 at later time points, reflecting an effect on inflammatory pathways that contribute to hepatocellular injury and disease progression in MASH.

This data demonstrates exciting proof of concept of Thykamine™ anti-inflammatory and anti-fibrotic effects in MASH, however, these findings are preliminary and may not be predictive of human clinical efficacy or safety.
Pulmonary Fibrosis131
The anti-fibrotic effects of Thykamine™, at five different concentrations (0.05, 0.1, 0.25, 0.5, 1.0 mg/kg), have been investigated in Bleomycin-induced Idiopathic Pulmonary Fibrosis (IPF) Model. This model is a widely used preclinical tool for studying IPF pathophysiology and testing antifibrotic therapies. Pulmonary fibrosis was induced in mice using intranasal bleomycin, a gold-standard and clinically relevant model that closely mirrors key pathological features of human IPF.
Male C57BL/6Tac mice (6 – 7 weeks old) were used in a bleomycin-induced model of pulmonary fibrosis. Pulmonary fibrosis was induced on Day 0 by a single intranasal administration of bleomycin sulfate at a dose of 1 IU/kg. Test article (Thykamine) was administered orally once daily at dose levels of 0.05, 0.1, 0.25, 0.5, or 1.0 mg/kg, beginning three hours prior to bleomycin administration on Day 0 and continuing through Day 21. Control groups included a sham/vehicle group, a bleomycin/vehicle group, and a positive control group receiving pirfenidone at 220 mg/kg administered orally twice daily. Animals were monitored daily for mortality, and body weights were recorded twice weekly. On Day 21, animals were euthanized and lungs were collected for assessment of lung weight, hydroxyproline content, histopathology (H&E and Masson’s trichrome staining), gene expression analysis, and bronchoalveolar lavage fluid (BALF) cytokine and chemokine profiling.
Administration of bleomycin resulted in expected increases in lung weight, histopathologic fibrosis and inflammation scores, hydroxyproline content, and profibrotic gene expression relative to sham-treated animals. Treatment with Thykamine™ was generally well tolerated across all dose levels, with no statistically significant effects on body weight compared to bleomycin/vehicle controls.
At the 0.5 mg/kg dose level, Thykamine™-treated animals demonstrated statistically significant reductions in whole lung weight, lung tissue index, Ashcroft fibrosis score, and histologic inflammation score compared to bleomycin/vehicle controls.
No statistically significant differences in lung hydroxyproline content were observed between Thykamine™-treated groups and bleomycin/vehicle controls.
Whole Lung Weights and Lung tissue index

Lung wet weight
Lung weight (g)
0.0
0.1
0.2
0.3
0.4
****
*
Sham/VEH
Bleo/VEH
Bleo/TThykamine (0.05mpk)
Bleo/Thykamine (0.1mpk)
Bleo/Thykamine (0.25mpk)
Bleo/Thykamine (0.5mpk)
Bleo/Thykamine (1mpk)
Bleo/Pirfenidone
Lung Index
Tissue index
0.0
0.5
1.0
1.5
****
*
Sham/VEH
Bleo/VEH
Bleo/TThykamine (0.05mpk)
Bleo/Thykamine (0.1mpk)
Bleo/Thykamine (0.25mpk)
Bleo/Thykamine (0.5mpk)
Bleo/Thykamine (1mpk)
Bleo/Pirfenidone

131
Reference: Evaluation of a Test Article at Five Dose Levels in a Mouse Idiopathic Pulmonary Fibrosis Model, Devonian Health Group, Inc. December 19, 2025)

Whole Lung Weights.   Wet weights of whole lung were recorded at the end of study on Day 21. Compared to Sham/vehicle group, the lung weights of mice from Bleo/Vehicle were significantly increased. Compared to Bleo/Vehicle group, the treatment of Thykamine(0.5mpk) significantly reduced lung wet weights and lung tissue index. Data is presented as the mean ± SEM. *:p<0.05; **:p<0.01 vs. Bleo/Vehicle.
Histopathology analysis

Histology_Inflammation scale
****
***
6
4
2
0
Sham/VEH
Bleo/VEH
Bleo/TThykamine (0.05mpk)
Bleo/Thykamine (0.1mpk)
Bleo/Thykamine (0.25mpk)
Bleo/Thykamine (0.5mpk)
Bleo/Thykamine (1mpk)
Bleo/Pirfenidone

Histology_Ashcroft Scale
p=0.07
****
***
Ashcroft Scale (0-8)
8
6
4
2
0
Sham/VEH
Bleo/VEH
Bleo/TThykamine (0.05mpk)
Bleo/Thykamine (0.1mpk)
Bleo/Thykamine (0.25mpk)
Bleo/Thykamine (0.5mpk)
Bleo/Thykamine (1mpk)
Bleo/Pirfenidone

Histopathology analysis.   Whole lung was collected at the end of study on Day 21. Lung lobes except for left lung and right inferior lobe were fixed in 10% NFB, then were further subjected to paraffin embedding, sectioning, staining with H&E and MT, which is followed by pathology score. Compared to Sham/vehicle group, the Ashcroft score, and inflammation score were significantly increased in Bleo/Vehicle group. Compared to Bleo/Vehicle group, the treatment of Thykamine(0.5mpk) significantly reduced above-mentioned scores, which strongly suggests beneficial effects on lung morphology changes. Data is presented as the mean ± SEM. **:p<0.01; ****:p<0.0001, vs. Bleo/Vehicle
Gene expression analysis of lung tissue showed that Thykamine treatment was associated with statistically significant reductions in the expression of multiple fibrosis- and inflammation-related genes, including FN1, COL1A1, COL3A1, COL6A1, COL6A3, BIRC5, MMP13, CCL2, and CXCL2 with a corresponding increase in MMP9 expression.
Lung Gene Expression Changes

Compared to Sham/vehicle group, the expression levels of FN-1, COL1A1, COL3A1, BIRC-5, MMP-13, CCL-2, CXCL2 and TH were significantly increased in Bleo/Vehicle group, while the expression level of MMP-9 was significantly reduced. Compared to Bleo/Vehicle group, test compound treated mice showed significant decreases of FN-1, COL1A1, COL3A1, COL6A1, COL6A3, BIRC5, MMP13, CCL2 and CXCL2 gene expression levels, while demonstrated significant increases of MMP9 gene expression levels in lung tissue. Data is presented as the mean ± SEM. *: p<0.05, **: p<0.01; ***: p<0.001, ****: p<0.0001, vs. Bleo/Vehicle.
In this nonclinical bleomycin-induced mouse model of pulmonary fibrosis, Thykamine™ was generally well tolerated across the evaluated dose range and demonstrated positive changes in select lung pathology and molecular endpoints, with pirfenidone included as a reference comparator to characterize model performance; however, these findings are preliminary and may not be predictive of human clinical efficacy or safety.
Pipeline Overview
Devonian’s clinical development pipeline is strategically structured to address high-value therapeutic opportunities leveraging our proprietary botanical drug platform, with Thykamine™ as our lead investigational product. Our approach is designed to deliver novel, safe, and effective therapies for inflammatory conditions with high unmet medical need, while maximizing clinical and commercial value across multiple indications.
Historically, the Company intended for the Radiodermatitis Prevention Associated with Radiotherapy Trial to serve as its primary development priority, with the Atopic Dermatitis in Pediatric Population

(Phase 2/3) program as a secondary priority. However, in light of the anticipated size of the offering, the Company has determined to pursue both programs concurrently.
Radiodermatitis Prevention Associated to Radiotherapy Trial
Radiodermatitis is a common and often debilitating complication of radiation therapy in oncology patients. Radiodermatitis can lead to dose interruptions, reduced QoL, and increased healthcare costs. Thykamine™’s mechanism of action supports a topical anti-inflammatory and barrier-protective role, potentially fulfilling a critical unmet need in this indication.
Devonian aims to initiate a prospective performance clinical study to support potential regulatory submission in the prevention of radiodermatitis with corresponding results expected within the next 12 months following the initiation of the study.
Atopic Dermatitis in Pediatric Population (Phase 2/3)
AD is associated with significant discomfort, sleep disturbances, and long-term psychosocial impact. Current treatments may carry concerns related to immunosuppression or skin atrophy, especially in young children. Thykamine™, with its properties derived from a botanical source, offers a non-steroidal alternative. Preliminary studies have demonstrated promising signals of efficacy and tolerability, justifying advancement into late-stage development.
Devonian aims to initiate a 12-week Phase 2/3 clinical study of a topical formulation of Thykamine™ for the treatment of pediatric AD or eczema (for 3 months up to 17 years old) and upon regulatory approval, we intend to initiate the Phase 2 part of the study which is expected to be completed within the following 18 months.
Expansion Opportunities
Beyond the two lead programs, Devonian has identified additional high-potential indications for future clinical development, based on Thykamine™’s broad pharmacological profile:
UC: A chronic IBD where Thykamine™ may provide local anti-inflammatory effects when delivered rectally or orally. Early preclinical models have demonstrated efficacy signals, supporting further evaluation.
EoE: An emerging immune-mediated condition with increasing prevalence, for which safe, long-term treatment options remain limited. Thykamine™’s immunomodulatory effect may offer a novel approach in this context.
Metabolic Associated Steatohepatitis (MASH): A complex inflammatory liver disease with systemic metabolic involvement. Devonian is exploring Thykamine™’s potential as a complementary anti-inflammatory therapy within this space, where therapeutic options are still evolving.
Summary
Devonian’s pipeline reflects a balanced, risk-diversified strategy, combining near-term, value-driving clinical programs with longer-term expansion opportunities in underserved markets. The company’s focus on pediatric and supportive care indications is aligned with regulatory pathways that may allow for accelerated development timelines and potential orphan designations, offering competitive advantages as we pursue global commercialization.
Patents
We have secured patents for Thykamine™ in treating IBD like UC and Crohn’s disease and for the treatment of cardiovascular diseases, further indicating its potential in managing inflammation-related conditions. A patent application covering a wound healing application has also been filed. Additionally, the Corporation has filed two provisional patent applications for its use in MASH, and in fibrosis, thereby expanding its therapeutic scope.

Once sufficient progress and funding has been achieved with the AD and Radiodermatitis programs, we can will turn to other potential applications, such as UC,EoE and MASH.
Specialized Skill and Knowledge Requirements
Our management consists of professionals experienced in health science, public company corporate governance, business development and finance. As of today, the Devonian group employs 7 full-time and 7 part-time people.
Our employees are not covered by any collective bargaining agreement or represented by a trade union.
Regulatory Framework
Numerous statutes and regulations govern the manufacture and sale of human therapeutic products in Canada, the United States and other countries, the intended markets for Devonian’s products and product candidates. Such legislation and regulations bear upon the approval of manufacturing facilities, testing procedures and controlled research, the generation of pre-clinical and clinical data prior to marketing approval, including adherence to cGCP or cGMP standards during production and storage, as well as regulation of marketing activities, including advertising and labelling. For example, the requirements of the FDA in the manufacture of Devonian’s anti-inflammatory candidate (Thykamine™) include compliance with Good Clinical Practice (“cGCP”), Good laboratory Practice (“cGLP”) and cGMP standards.
Many of the products, product candidates and processes that Devonian is currently developing require significant development, testing and investment of significant funds prior to their commercialization.
Before obtaining regulatory clearance for the commercial sale of any of Devonian’s pharmaceutical product candidates, Devonian must demonstrate through pre-clinical studies and clinical trials that the potential product candidate is safe and efficacious for use in humans for each target indication. The results from pre-clinical studies and early clinical trials may not be predictive of the results that will be obtained in large-scale testing, and there can be no assurance that Devonian’s clinical trials will demonstrate sufficient safety for an Investigational New Drug Application (“IND”) (the documentation submitted to the FDA to obtain approval to test an investigational drug in patients) or subsequent phases or steps in human trials even after pre-clinical testing and/or human data is submitted. The failure to adequately demonstrate the safety and efficacy of a product candidate under development could delay or prevent regulatory clearance of the potential product candidate and would have a material adverse effect on the Devonian’s success.
U.S Government Regulation and Product Approval
Government authorities in the United States, at the federal, state and local level, and in other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, post-approval monitoring and reporting, marketing and export and import of drug products such as Thykamine™. Generally, before a new drug can be marketed, considerable data demonstrating its quality, safety and efficacy must be obtained, organized into a format specific to each regulatory authority, submitted for review and approved by the regulatory authority.
U.S. FDA Drug Development Process132
In the United States, the FDA regulates pharmaceutical products under the Federal Food, Drug and Cosmetic Act and the regulations it implements. American consumers benefit from having access to the safest and most advanced pharmaceutical system in the world. The main consumer watchdog in this system is FDA’s Center for Drug Evaluation and Research. The testing, production, sale, promotion, and pricing of pharmaceutical products are also subject to other federal, state and local statutes and regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources. Failure to comply with the applicable United States requirements at any time during the product development process,

132
Reference: In Food and Drug Administration (FDA). Development and approval process (drugs). Accessed at CDER web site: http://www.fda.gov/Drugs/DevelopmentApprovalProcess.

approval process or after approval, may subject an applicant to administrative or judicial sanctions. FDA sanctions could include refusal to approve pending applications, withdrawal of an approval, a clinical hold, warning letters, product recalls, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.
It takes many years for a typical experimental drug to go from concept to approval. The process required by the FDA before a pharmaceutical product may be marketed in the United States generally includes the following:
•
Completion of preclinical laboratory tests and animal studies. The latter, often conducted according to GLPs or other applicable regulations, as well as synthesis and drug formulation development leading ultimately to clinical drug supplies manufactured according to cGMPs;

•
Submission to the FDA of an IND, which must be submitted to the FDA and become effective before human clinical trials may begin in the United States;

•
Performance of adequate and well-controlled human clinical trials according to the FDA’s current GCPs, to establish the safety and efficacy of the proposed pharmaceutical product for its intended use;

•
Submission to the FDA of a New Drug Application (“NDA”) for a new pharmaceutical product;

•
Satisfactory completion of an FDA inspection of the manufacturing facility or facilities where the pharmaceutical product is produced to assess compliance with the FDA’s cGMP to assure that the facilities, methods and controls are adequate to preserve the pharmaceutical product’s identity, strength, quality and purity;

•
Potential FDA audit of preclinical and clinical trial sites that generated the data in support of the NDA; and

•
FDA review and approval of the NDA.

The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources and FDA approval is inherently uncertain.
Preclinical Studies:   Prior to preclinical studies, a research phase takes place which involves demonstration of target and function, design, screening and synthesis of agonists or antagonists. Preclinical studies include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies to evaluate efficacy and activity, toxic effects, pharmacokinetics (“PKs”) and metabolism of the pharmaceutical product candidate and to provide evidence of the safety, bioavailability and activity of the pharmaceutical product candidate in animals. The conduct of the preclinical safety evaluations must comply with federal regulations and requirements including GLPs. The results of the formal IND-enabling preclinical studies, together with manufacturing information, analytical data, any available clinical data or literature as well as the comprehensive descriptions of proposed human clinical studies, are then submitted as part of the IND application to the FDA.
The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA places the IND on a clinical hold within that 30-day time period. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. The FDA may also impose clinical holds on a pharmaceutical product candidate at any time before or during clinical trials due to safety concerns or non-compliance. Accordingly, we cannot be certain that submission of an IND will result in the FDA allowing clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate such clinical trial.
Clinical Trials:   Clinical trials involve the administration of the pharmaceutical product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by the sponsor. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria, and the parameters to be used to monitor subject safety. Each protocol must be submitted to the FDA if conducted under a U.S. IND. Clinical trials must be conducted in accordance with the FDA’s GCP requirements. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, or ethics committee at or servicing each institution at which the clinical trial will be conducted. An IRB or ethics committee is charged with protecting the welfare and rights of trial participants and considers such items as whether the risks to individuals participating in the clinical trials are minimized and are reasonable in relation to anticipated benefits. The IRB or ethics committee also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed.
Human clinical trials are typically conducted in three sequential phases that may overlap or be combined:
Phase 1 Clinical Trials:   Phase 1 clinical trials are usually first-in-man trials, take approximately 1 to 2 years to complete and are generally conducted on a small number of healthy human subjects to evaluate the drug’s activity, schedule and dose, PKs and pharmacodynamics.
Phase 2 Clinical Trials:   Phase 2 clinical trials can take approximately 1 to 3 years to complete and are carried out on a relatively small to moderate number of patients (as compared to Phase 3) in a specific indication. The pharmaceutical product is evaluated to preliminarily assess efficacy, to identify possible adverse effects and safety risks, and to determine optimal dose, regimens, PKs, pharmacodynamics and dose response relationships. This phase also provides additional safety data and serves to identify possible common short-term side effects and risks in a larger group of patients. Phase 2 clinical trials sometimes include randomization of patients.
Phase 3 Clinical Trials:   Phase 3 clinical trials take approximately 2 to 5 years to complete and involve tests on a much larger population of patients (several hundred to several thousand patients) suffering from the targeted condition or disease. These studies usually include randomization of patients and blinding of both patients and investigators at geographically dispersed test sites (multi-center trials). These trials are undertaken to further evaluate dosage, clinical efficacy and safety and are intended to establish the overall risk/benefit ratio of the product and provide an adequate basis for product labeling. Generally, 2 adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA or foreign authorities for approval of NDAs.
Post-approval studies, or Phase 4 clinical trials, may be conducted after initial marketing approval. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and may be required by the FDA as a condition of approval.
Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA, and written IND safety reports must be submitted to the FDA and the investigators for serious and unexpected AEs or for any finding from tests in laboratory animals that suggests a significant risk for human subjects. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, if at all. The FDA or the sponsor or, if used, its data safety and monitoring board may suspend a clinical trial at any time on various grounds, including a finding that the research subjects or patients are being exposed to an unacceptable health risk. Similarly, an IRB or ethics committee can suspend or terminate approval of a clinical trial at its institution if the clinical trial is not being conducted in accordance with the IRB’s or ethics committee’s requirements or if the pharmaceutical product has been associated with unexpected serious harm to patients.
Concurrently with clinical trials, companies usually complete additional animal studies and must also develop additional information about the chemistry and physical characteristics of the pharmaceutical product, as well as finalize a process for manufacturing the product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the pharmaceutical product candidate and, among other things, must develop methods for testing the identity, strength, quality and purity of the final pharmaceutical product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the pharmaceutical product candidate does not undergo unacceptable deterioration over its shelf life.
U.S. FDA Botanical Drug specificity133
The FDA guidance definition of Botanical Drugs consists of vegetable materials, which may include plant materials, algae, macroscopic fungi, or combinations thereof2. Since they are classified as drugs, they

133
Reference: Botanical Drug Development /Guidance for Industry. U.S. Department of Health and Human Services, Food and Drug Administration, Center for Drug Evaluation and Research (CDER), December 2016.

must be intended for use in the diagnosis, cure, mitigation, and/or treatment or prevention of disease in humans. Such products may be available as (but not limited to) a solution (e.g., tea), powder, tablet, capsule, elixir, topical, or injection.
Based on FDA regulation, botanical drug development may present advantages compared to regular New Chemical Entity.
The following table summarizes the benefit of Botanical Drug Regulation compared to the normal approval route of regular drugs.
Overall benefits of Botanical Drug Regulation (FDA)133
Specific Regulation	Impact	Overall Impact on Drug Development
FDA considers previous use as part of safety demonstration68	Non-clinical pharmacology & toxicology may be markedly reduced	• Faster Pre-Clinical Development • Less cost
FDA recognizes molecular complexity68	Not essential to identify active(s) molecule(s) for ADME/PK	• Faster Pre-clinical Development • Less cost

Overall potential Botanical Drugs Advantages as per management opinion:
•
Faster and Less Costly Drug Development from Pre-Clinical to Proof-of-Concept study (Phase 2).

•
Better Risk Management.

•
Botanical drugs are cleared for specific indications just like a regular drug.

•
Botanical drugs are coded and accessible for medication reimbursement plans.

The FDA requires “adequate and well-controlled” multicenter clinical studies on any new drug candidate to document and support its safety and efficacy and imposes the maximum level of scrutiny prior to approval. It is crucial for these efficacy studies to have a well-defined target population (according to the FDA protocol eligibility criteria), proper experimental controls (such as placebo or active treatment), appropriate outcome measures (agreed upon by the FDA), independent monitoring, and accurate analysis. Therefore, the clinical development pathway is somewhat identical to a regular drug requiring an IND and a Phase 1 clinical trial although most cases it may not be required and allowing the drug to go directly into Phase 2 in order to demonstrate preliminary evidence of the efficacy of the botanical drug candidate.
It is clear that during the early phase of development, the sponsor has to demonstrate that the composition of the product and the process to prepare it is determined and controlled appropriately. Adequate Chemistry, Manufacturing and Controls have to be in place ensuring batch-to-batch and lot-to-lot consistency of the Botanical Drug candidate. Botanical raw material controls, including standardized good agricultural and collection practices, are essential to ensure batch-to-batch consistency.
The Phase 3 clinical trials are then conducted to assess the efficacy compared to placebo or an active comparator and to demonstrate consistency.
U.S. FDA Review and Approval Processes
The results of product development, pre-clinical studies and clinical trials, along with descriptions of the manufacturing process, analytical tests conducted on the drug, proposed labeling and other relevant information, are submitted to the FDA as part of an NDA for a new drug, requesting approval to market the product. The submission of an NDA is subject to the payment of a substantial user fee, and the sponsor of an approved NDA is also subject to annual product and establishment user fees; a waiver of such fee may be obtained under certain limited circumstances. For example, the agency will waive the application fee for the first human drug application that a small business or its affiliate submits for review.

The FDA reviews all NDAs submitted to ensure that they are sufficiently complete for substantive review before it accepts them for filing. The FDA may request additional information rather than accept an NDA for filing. In this event, the NDA must be re-submitted with additional information. The re-submitted application also is subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure the product’s identity, strength, quality and purity. Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities follow cGMP requirements and adequate to assure consistent production of the product within required specifications. The FDA may refer the NDA to an Advisory Committee for review, evaluation and recommendation as to whether the application should be approved and under what conditions.
An Advisory Committee is a panel of experts, including clinicians and other scientific experts, who provide advice and recommendations when requested by the FDA. The FDA is not bound by the recommendation of an Advisory Committee, but it considers such recommendations when making decisions.
The approval process is lengthy and difficult, and the FDA may refuse to approve an NDA if the applicable regulatory criteria are not satisfied or may require additional clinical data or other data and information. Even if such data and information are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data obtained from clinical trials are not always conclusive and the FDA may interpret data differently than we (the sponsor) interpret the same data. The FDA will issue a complete response letter if the agency decides not to approve the NDA in its present form. The complete response letter usually describes all of the specific deficiencies that the FDA identified in the NDA that must be satisfactorily addressed before it can be approved. The deficiencies identified may be minor, for example, requiring labeling changes, or may be major, for example, requiring additional clinical trials. Additionally, the complete response letter may include recommended actions that the applicant might take to place the application in a condition for approval. If a complete response letter is issued, the applicant may either resubmit the NDA, addressing all of the deficiencies identified in the letter, or withdraw the application or request an opportunity for a hearing.
If a product receives regulatory approval, the approval may be significantly limited to specific diseases and dosages or the indications for use may otherwise be limited, which could restrict the commercial value of the product.
Furthermore, the FDA may require that certain contraindications, warnings or precautions be included in the product labeling. In addition, the FDA may require post-approval studies, including Phase 4 clinical trials, to further assess a drug’s safety and effectiveness after NDA approval and may require testing and surveillance programs to monitor the safety of approved products that have been commercialized.
The Trump administration issued an executive order on February 11, 2025, called “Implementing the President’s ‘Department of Government Efficiency’ Workforce Optimization Initiative.” This Workforce Optimization Initiative may significantly reduce the size of the federal government workforce, including FDA workforce. This initiative could result in fewer FDA staff available to review INDs and NDAs, and less opportunity for product candidate sponsors to meet with FDA to develop cooperative solutions to product development issues. It is possible that the Workforce Optimization Initiative could significantly lengthen the time it takes to obtain FDA approval of a new drug product.
FDA Expedited Programs for the Development and Review of Drugs that Treat Serious Conditions
To speed up the development and availability of drugs that treat serious and life-threatening conditions, the FDA has developed 3 distinct and successful approaches: Fast Track, Accelerated Approval and Priority Review. More recently, Section 902 of the FDASIA enacted in 2012 includes a new/additional provision called “breakthrough therapy” designation.
Fast Track Designation
The FDA has a Fast Track program that is intended to facilitate the development and expedite the process for reviewing new drugs that meet certain criteria. Specifically, new drugs are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition and nonclinical or clinical data demonstrate the potential to address unmet medical needs. Filling an unmet medical need is defined as providing a therapy where none exists or providing a therapy which may be potentially better than available therapy. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug must request the FDA to designate the drug as a Fast Track product concurrently with, or at any time after, submission of an IND, and the FDA must determine if the drug candidate qualifies for fast-track designation within 60 days of receipt of the sponsor’s request. A drug that receives Fast Track designation is eligible for some or all of the following: (a) more frequent meetings with the FDA to discuss the drug’s development plan; (b) more frequent written correspondence from FDA about design of clinical trials, use of biomarkers, etc.; (c) eligibility for Accelerated Approval and Priority
Review, if relevant criteria are met; and (d) Rolling Review — which means a drug company can submit completed sections of its NDA or BLA to the FDA for review — rather than wait for the entire application to be completed which is the standard practice. This rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of each portion of the NDA and the applicant pays applicable user fees. A Fast Track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging from the clinical trial process.
Accelerated Approval
Under FDA’s Accelerated Approval program, the FDA may approve a drug for a serious or life-threatening illness that provides clinically meaningful therapeutic benefit to patients over existing treatments based upon a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality (“IMM”) that is reasonably likely to predict an effect on IMM or other clinical benefit (i.e., an intermediate clinical endpoint). In clinical trials, a surrogate endpoint is a marker, such as a measurement of laboratory or clinical signs of a disease or condition that is thought to predict clinical benefit but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. A drug candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of post-approval clinical trials sometimes referred to as Phase 4 trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or to confirm clinical benefit during post-marketing clinical trials, will allow the FDA to withdraw approval and hence, the drug from the market or change its labeled indication. All promotional materials for drug candidates approved under accelerated regulations are subject to prior review by the FDA. The sponsor should discuss the possibility of Accelerated Approval with the review division during development including the use of the planned endpoint as a basis for approval and the confirmatory trials.
Priority Review
This program was introduced in 1992, under the Prescription Drug User Act, in which the FDA agreed to specific goals for improving the drug review time and created a two-tiered system of review times: the standard review which has a review clock time of an application of 10 months and a Priority Review designation which has a shorter clock for review of an application of 6 months. The qualifying criteria is an application (original or efficacy supplement) for a drug that treats a serious condition and if approved, would provide a significant improvement in safety or effectiveness or any application or supplement for a drug submitted with a priority review voucher. Other examples of demonstrated significant improvement may include elimination or substantial reduction of a treatment-limiting drug reaction, documented enhancement of patient compliance that is expected to lead to an improvement in serious outcomes, or evidence of safety and effectiveness in a new subpopulation. A priority review request should be submitted with an original NDA, BLA or efficacy supplement and the FDA will have to respond to the sponsor within 60 calendar days of receipt of the original NDA, BLA or efficacy supplement. In addition, the FDA may assign the designation, if it deems it necessary, at the time of filing of an original NDA, BLA or efficacy supplement.
Breakthrough Therapy Designation
The Food and Drug Administration Safety and Innovation Act, or FDASIA, amended the FD&CA to require the FDA to expedite the development and review of a breakthrough therapy. A drug product can be designated as a breakthrough therapy if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that it may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints. A sponsor may request that a drug product be designated as a breakthrough therapy concurrently with, or at any time after, the submission of an IND, ideally not later than the End-of-Phase 2 meeting, and the FDA must determine if the drug candidate qualifies for breakthrough therapy designation within 60 days of receipt of the sponsor’s request. If so designated, the drug will benefit from all Fast Track features, plus the FDA shall act to expedite the development and review of the product’s marketing application, including by meeting with the sponsor throughout the product’s development, providing timely advice to the sponsor to ensure that the development program to gather pre-clinical and clinical data is as efficient as practicable, involving senior managers and experienced review staff in a cross-disciplinary review, assigning a cross-disciplinary project lead for the FDA review team to facilitate an efficient review of the development program and to serve as a scientific liaison between the review team and the sponsor, and taking steps to ensure that the design of the clinical trials is as efficient as practicable. The FDA may withdraw the designation if it feels the drug no longer meets breakthrough therapy qualifying criteria.
Post-Approval Requirements
Following approval of a new product, a pharmaceutical company and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and recordkeeping activities, reporting to the applicable regulatory authorities of adverse experiences with the product, providing the regulatory authorities with updated safety and efficacy information, product sampling and distribution requirements, and complying with promotion and advertising requirements, which include, among others, standards for direct-to-consumer advertising, restrictions on promoting drugs for uses or in patient populations that are not described in the drug’s approved labeling (“PKs”), limitations on industry-sponsored scientific and educational activities, and requirements for promotional activities involving the Internet. Although physicians may prescribe legally available drugs for off-label uses, manufacturers and distributors may not market or promote such off-label uses. Modifications or enhancements to the product or its labeling or changes of the site of manufacture are often subject to the approval of the FDA and other regulators, which may or may not be received or may result in a lengthy review process. In some cases, these changes will require the submission of clinical data and the payment of a user fee.
Other Healthcare Laws and Compliance Requirements
In the United States, our activities are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including, but not limited, to the Centers for Medicare and Medicaid Services and other divisions of the United States government, including the U.S. Federal Communications Commission, the Department of Health and Human Services, the U.S. Department of Justice and individual U.S. Attorney offices within the Department of Justice, and state and local governments. For example, if a drug product is reimbursed by Medicare, Medicaid, or other federal or state healthcare programs, then sales, marketing and scientific/educational grant programs, among others, must comply with federal healthcare laws, including, but not limited to, the federal Anti-Kickback Statute, false claims laws, civil monetary penalties laws, healthcare fraud and false statement provisions and data privacy and security provisions under the Health Insurance Portability and Accountability Act, or HIPAA, the Physician Payment Sunshine Act, and any analogous state laws. If a drug product is reimbursed by Medicare or Medicaid, pricing and rebate programs must comply with, as applicable, the Medicaid rebate requirements of the Omnibus Budget Reconciliation Act of 1990 (“OBRA”) and the Medicare Prescription Drug Improvement and Modernization Act of 2003. Among other things, OBRA requires drug manufacturers to pay rebates on prescription drugs to state Medicaid programs and empowers states to negotiate rebates on pharmaceutical prices, which may result in prices for products that will likely be lower than the prices that otherwise could be obtained. Additionally, the Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act of 2010 (collectively, “ACA”) substantially changes the way healthcare is financed by both governmental and private insurers. Among other cost containment measures, ACA establishes: an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents; a new Medicare Part D coverage gap discount program; and a new formula that increases the rebates a manufacturer must pay under the Medicaid Drug Rebate Program. There may continue to be additional proposals relating to the reform of the U.S. healthcare system, in the future, some of which could further limit coverage and reimbursement of drug products. If drug products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements may apply.
Non-U.S. Drug Regulation
In Canada, biopharmaceutical product candidates are regulated by the Food and Drugs Act and the rules and regulations promulgated thereunder, which are enforced by the Therapeutic Products Directorate of Health Canada. In order to obtain approval for commercializing new drugs in Canada, the sponsor must satisfy many regulatory conditions. The sponsor must first complete preclinical studies in order to file a CTA in Canada. The sponsor will then receive different clearance authorizations to proceed with Phase 1 clinical trials, which can then lead to Phase 2 and Phase 3 clinical trials. Once all three phases of trials are completed, the sponsor must file an application for marketing called a NDS in Canada. If the NDS demonstrates that the product was developed in accordance with the regulatory authorities’ rules, regulations and guidelines and demonstrates favorable safety and efficacy and receives a favorable risk/benefit analysis, then the regulatory authorities issue a Notice of Compliance, which allows the sponsor to market the product. Canada does not have a specific regulation concerning Botanical Drugs like the United States and BfArM. Canada has approved Veregen® (sinecatechins), a botanical drug for the treatment of genital warts
In addition to regulations in the United States and Canada, Devonian is subject to a variety of regulations governing clinical studies and commercial sales and distribution of its products in other jurisdictions around the world. These laws and regulations typically require the licensing of manufacturing and contract research facilities, carefully controlled research and testing of product candidates and governmental review and approval of results prior to marketing therapeutic product candidates. Additionally, they require adherence to GLPs, GCPs and current GMPs guidelines during development and production. The process of new drug approvals by regulators in the United States, Canada and the European Union are generally considered to be among the most rigorous in the world.
Whether or not the FDA or Health Canada approval is obtained for a product, Devonian must obtain approvals from the comparable regulatory authorities of other countries before it can commence clinical studies or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for the FDA or Health Canada approval. The requirements governing the conduct of clinical studies, product licensing, pricing and reimbursement vary greatly from country to country. In some international markets, additional clinical trials may be required prior to the filing or approval of marketing applications within the country.
Like the FDA, BfArM in Germany has established a structured and scientifically grounded regulatory framework for the approval and oversight of botanical medicinal products. These products fall under what BfArM classifies as “particular therapeutic systems,”. The overarching legal foundation for these regulations is the German Medicinal Products Act, or Arzneimittelgesetz, which sets the criteria for safety, quality, and efficacy in both conventional and non-conventional medicinal products.
Like in the United States and Canada, the full marketing authorization requires comprehensive data on safety, pharmaceutical quality, and efficacy, much like synthetic drugs. To support its evaluation processes, BfArM is advised by specialized expert commissions. BfArM also works closely with the EMA and the Committee on Herbal Medicinal Products to promote consistency across Europe. Through this collaboration, the evaluation and regulation of herbal medicines are harmonized, ensuring that products meet shared European standards for quality, safety, and efficacy. This approach allows Germany’s botanical drug framework to function not only at the national level but also within the broader context of the European regulatory network. For additional detail, BfArM provides public-facing resources on its website, including sections on Complementary and Alternative Medicines and Traditional Medicinal Products and Particular Therapeutic Systems and Traditional Medicinal Products, which explain both the scientific rationale and procedural requirements for botanical drug approval in Germany (https://www.BfArM.de/DE/Arzneimittel/Zulassung/Zulassungsarten/Besondere-Therapierichtungen-und-traditionelle-Arzneimittel/_artikel.html?nn=596732).

As underlined above, the BfArM in Germany actively participates in the European regulatory network, collaborating with approximately 50 national regulatory authorities and the EMA.134 This extensive cooperation facilitates the sharing of evaluation reports and regulatory information across European countries, enhancing the harmonization of medicinal product authorizations and supervision throughout the European Union. BfArM’s involvement in this network includes contributing to scientific committees and working groups within the EMA, such as the Committee for Medicinal Products for Human Use and the Heads of Medicines Agencies. Through these collaborations, BfArM supports the development of unified regulatory standards and the dissemination of evaluation reports, thereby strengthening the collective oversight of medicinal products across member states. BfArM’s active role in the European regulatory framework underscores its commitment to transparency and cooperation in the evaluation and supervision of medicinal products.
Thykamine™’s German marketing approval will serve as the basis for the mutual recognition procedure across EMA.
Environmental Regulations
As of the date of the Prospectus, we are in compliance with local environmental laws. We have no reason to believe we are in violation of any environmental laws both provincially, and federally.
Marketing Plans and Strategies
We do not plan to market our products in the future. As we complete our clinical trials with Thykamine™ for our target markets, we intend to license the product out. In return, we expect to receive any of up-front licensing payments, milestone payments, and royalties on net sales from its strategic development and commercialization partners, which will more than likely be an established pharmaceutical or biotechnology company.
Proprietary Protection
Our intellectual property is one of our key assets. Our management, with the help of our patent agent, has aggressively developed our intellectual property to ensure full protection of our innovations, including patents and trademarks.
Our extraction and processing methodology is protected through a patent and trade secrets.
Thykamine™ is protected by patents and patent applications on its extraction (in Canada only), formulation, use, administration, and cosmetic composition. These patents and patent applications are pending or granted in Europe, Canada, the United States and Japan. Devonian also has several relevant trademarks.
We have sought, and plan to continue to seek, patent protection for proprietary technologies. Our intellectual property portfolio includes several families of patents with issued and/or pending claims directed to extraction technology, pharmaceutical formulations, drug delivery and the therapeutic uses of thylakoids. The portfolio also includes plant variety rights, know-how and trade secrets.
We seek patent protection for the technology, inventions and improvements that we consider important to the development of our business, but only in those cases where we believe that the costs of obtaining patent protection is justified by the commercial potential of the technology, and typically only in those jurisdictions that Devonian believes will present significant commercial opportunities.
We also rely on trademarks, trade secrets, know-how and continuing innovation to develop and maintain competitive position. We have trademark registrations for DevonianTM in Canada, for Farm to Pharm™ in Canada and the United States, and for PurGenesis™ and R-Spinasome™ in Canada, Europe, and the United States.

134
Reference: Science.Network.Healthcare. Federal Institute for Drugs and Medical Devices. BfArm: Partner in Germany and Europe. Report 2023.

Botanical Drugs: Key aspects related to Patent protection
Key Challenges in Copying a Botanical Drug
1. Complex, Multi-Component Nature
Botanical drugs are made from whole plants or plant extracts, often containing dozens to hundreds of bioactive compounds. Unlike single-molecule synthetic drugs, the active constituents may be unknown or variable, making it difficult to define or replicate the pharmacological effect precisely.
2. Lack of a Well-Defined API
In many botanical drugs, there is no single API. Instead, the therapeutic effect may arise from the synergistic action of multiple compounds, which generic manufacturers must match in composition and activity — a major analytical and manufacturing challenge.
3. Source Material Variability
Plant-based raw materials can vary significantly based on geographic origin, climate, soil, harvest time, and processing methods. Ensuring consistent quality and replicating the original product’s phytochemical fingerprint is difficult without proprietary access to the original supply chain.
4. Analytical and Standardization Complexity
Generic developers must establish that their product is qualitatively and quantitatively equivalent to the reference product. This requires:
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Advanced analytical methods (e.g., HPLC, NMR, mass spectrometry)

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Comprehensive chemical and biological fingerprinting

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In-process controls to ensure batch-to-batch consistency

Such detailed profiling is time- and resource-intensive and may not be fully feasible without the innovator’s data including the extraction process and industrial secret associated with the ABI.
5. Regulatory Requirements
Unlike synthetic generics, botanicals often cannot rely on simple bioequivalence studies. Regulatory agencies (like the FDA and BfArM) may require:
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Full clinical trials or bridging studies

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Extensive quality and safety documentation

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In some jurisdictions, traditional use data is not transferable to generics

These factors can reduce the economic attractiveness of developing a generic version.
6. Devonian Intellectual Property Strategy
Our multi-layered intellectual property (“IP”) strategy is designed to secure long-term exclusivity for our lead botanical drug candidate, Thykamine™, through a combination of trade secrets, proprietary processes, regulatory protections, and targeted patent filings. Unlike synthetic molecules, botanical drugs possess a chemical and biological complexity that makes them significantly more difficult and unlikely to be replicated. As such, even in the absence of active patents, these products enjoy robust and sustainable exclusivity rooted in nature, science, and regulation.
Given the inherent complexity and natural variability of botanical drugs, Devonian’s approach leverages both scientific and regulatory barriers to entry that are difficult to replicate or circumvent.
Key elements of Devonian’s IP strategy include:
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Botanical Complexity — A Natural Barrier to Copying: Botanical drugs are inherently difficult to replicate due to their complex mixtures of bioactive compounds. These components interact synergistically within a plant matrix, forming a unique therapeutic “fingerprint.” This complexity prevents competitors from duplicating therapeutic effects simply by isolating one or two key molecules. Even if a competitor identifies the plant source, they would still need to replicate the exact chemotype, cultivation conditions, harvesting time, drying technique, and extraction procedure. The near impossibility of reverse-engineering the full formulation is a core reason why botanical drugs are often uncopiable.
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Proprietary Extraction and Manufacturing Process: Unlike synthetic single molecules, the extraction process in botanical drug manufacturing is not generic or plug-and-play. Variables such as temperature, pressure, solvents, filtration, and even equipment design significantly affect the final extract profile. Devonian has developed and optimized a proprietary, GMP-compliant extraction process that preserves the bioactive fraction of the thylakoid membrane from its botanical source. These extraction processes, functionally unreplicable due to their complexity and the difficulty in analyzing multi-component extracts, are maintained as an industrial secret, offering a “built-in IP moat,” that is not limited by patent duration.

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Trade Secrets and Know-How: Devonian maintains proprietary knowledge related to formulation, analytical standards, stability optimization, and quality control processes. This know-how has been developed over more than a decade and is secured through internal documentation and confidentiality protocols.

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Strategic Exclusivity Through Integration: Botanical drug developers increasingly rely on vertically integrated exclusivity strategies, including exclusive plant sourcing and biogeographical agreements, proprietary cultivation and harvesting standards, in-house metabolomic fingerprinting for batch analytics, data exclusivity, and bioactivity-guided extraction protocols kept as trade secrets. This strategy has been further validated by metabolomics research exploring the challenges and potential of identifying bioactive compounds in complex botanical mixtures.

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“Fingerprint-Effect” Patent Strategy: A patent application is being prepared to protect Thykamine™’s unique molecular fingerprint linked to its therapeutic efficacy. This strategy aligns with FDA botanical drug guidelines and strengthens exclusivity by associating the product’s bioactivity with specific, reproducible chemical markers.

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Therapeutic Use and Composition Patents: The Company is pursuing use-based patent protection for Thykamine™ across multiple indications, including IBD, dermatological disorders, cardiovascular diseases, MASH, and fibrotic conditions. Where applicable, composition-of-matter claims are also sought.

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Regulatory Exclusivity: Botanical drugs, including Thykamine™, benefit from a high barrier to generic competitors due to the FDA’s requirements for full product characterization and batch consistency, not only for marker compounds but for the entire bioactive profile. The manufacturer must prove that each batch maintains therapeutic consistency and safety through all stages of production. This results in a regulatory fingerprint, which a competitor must exactly match at all levels to obtain approval. This standard is so stringent that it makes a generic pathway (“ANDA”) for botanical drugs highly difficult. In nearly all cases, all follow-on formulations must go through full NDA-level evidence and trials, making imitation economically and scientifically impractical.

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This creates a high barrier to generic competition, as follow-on products must undergo full NDA-level trials.

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International Patent and Market Strategy: Devonian is pursuing international protection under the Patent Cooperation Treaty (“PCT”), as well as filings in key commercial regions, including the U.S., Canada, and Europe.

The Company’s IP protections are structured as follows:
Protection Layer	Coverage	Duration	Scope
Industrial Secret	Extraction & manufacturing process	Indefinite	Internal processes
Trade Secrets	Formulation, QC, development know-how	Indefinite	Internal knowledge
Use Patents	Specific therapeutic indications	~20 years	Disease-specific applications
Fingerprint Patent	Identity and efficacy linkage	~20 years	Molecular and pharmacological profile
Regulatory Framework	FDA Botanical Drug Guidance compliance requirements	Indefinite	Batch consistency, full product characterization, no generic pathway
Devonian’s IP strategy positions the Company to maintain market exclusivity even beyond the term of traditional patents and provides a defensible competitive advantage in the emerging field of botanical drug development.
7. Intellectual Property and Market Exclusivity
Even if a botanical drug is off patent, the innovator may hold exclusive rights to the extraction, formulation, or characterization methods, as well as data exclusivity under regulatory protections (e.g., Orphan Drug exclusivity in the U.S. or EU).
As underlined above, botanicals are typically patented as a “product by process,” meaning that it is not the active ingredient or constituent that is proprietary, but the way those chemical constituents are extracted from the plant and processed.
We have a U.S. and International patent estate covering many of our processes, compositions, routes of administration and indications, as well as registered trademarks.
See below for a complete listing of our patents:

Jurisdiction	Status	Application No. (Patent No.)	Title	Expected Expiration Date	Type of patent
CA	Issued Patent	2.699.676 (2.699.676)	THE USE OF A PHOTOSYNTHETIC CELL EXTRACT IN A COSMETIC COMPOSITION	2030-04-12	Composition-of-matter/Composition for Use/Method of Treatment
CA DIV.	Issued Patent	3.006.482 (3.006.482)		2030-04-12	Composition for Use/Method of Treatment
US	Issued Patent	13/261.472 (10,045,934)		2034-06-17	Composition for Use/Method of Treatment
US DIV.	Issued Patent	16/030,485 (10,653,615)		2031-04-12	Composition for Use/Method of Treatment
JP	Issued Patent	2013-504072 (5952261)		2031-04-12	Composition-of-matter/Composition for Use/Method of Treatment
JP DIV.	Issued Patent	2016-15343 (6541589)		2031-04-12	Composition-of-matter/Composition for Use/Method of Treatment
EP (BE)	Issued Patent	04 786 644.7 (1 663 268)		2031-04-12	Composition for Use/Method of Treatment
EP (FR)	Issued Patent	04 786 644.7 (1 663 268)		2031-04-12	Composition for Use/Method of Treatment
EP (UK)	Issued Patent	04 786 644.7 (1 663 268)		2031-04-12	Composition for Use/Method of Treatment
EP (DE)	Issued Patent	04 786 644.7 (1 663 268)		2031-04-12	Composition for Use/Method of Treatment
EP (ES)	Issued Patent	04 786 644.7 (1 663 268)		2031-04-12	Composition for Use/Method of Treatment
EP (IT)	Issued Patent	04 786 644.7 (1 663 268)		2031-04-12	Composition for Use/Method of Treatment
EP (CH)	Issued Patent	04 786 644.7 (1 663 268)		2031-04-12	Composition for Use/Method of Treatment
EP (SE)	Issued Patent	04 786 644.7 (1 663 268)		2031-04-12	Composition for Use/Method of Treatment
EP (IE)	Issued Patent	04 786 644.7 (1 663 268)		2031-04-12	Composition for Use/Method of Treatment

Jurisdiction	Status	Application No. (Patent No.)	Title	Expected Expiration Date	Type of patent
EP (NL)	Issued Patent	04 786 644.7 (1 663 268)		2031-04-12	Composition for Use/Method of Treatment
EP (AU)	Issued Patent	04 786 644.7 (1 663 268)		2031-04-12	Composition for Use/Method of Treatment
CA	Pending Patent Application	3.002.679	THYLAKOID EXTRACT COMPOSITION AND FORMULATION FOR THE TREATMENT OF INFLAMMATORY BOWEL DISEASE (IBD)	2036-12-04	Composition for Use/Method of Treatment
US	Issued Patent	15/772.155 (10,786,538)		2036-12-04	Composition for Use/Method of Treatment
US CONT.	Issued Patent	16/998.004 (11,723,938)		2036-05-20	Composition for Use/Method of Treatment
CA	Issued Patent	3.007.132 (3.007.132)	EXTRACTION AND PROCESS FOR ACTIVE THYLAKOID MEMBRANES	2036-12-13	Method of Manufacture/Composition-of-matter (product-by-process)
CA	Lapsed Patent Application	3.039.681	COMPOSITION FOR THE PREVENTION AND/OR TREATMENT OF CARDIOVASCULAR DISEASES	2037-11-03	Composition for Use/Method of Treatment
US	Issued Patent	16/347.613 (11,033,592)		2037-11-03	Composition for Use/Method of Treatment
HK	Pending Patent Application	62020004025		2037-11-03	Composition for Use/Method of Treatment
WO	Pending Patent Application	PCT/CA2023/051465	COMPOSITION FOR WOUND HEALING		Composition for Use/Method of Treatment
WO	Pending Patent Application	63/757,831	COMPOSITION FOR TREATMENT OF METABOLIC DYSFUNCTION-ASSOCIATED STEATOTIC LIVER DISEASE (MASH)		Composition for Use/Method of Treatment
WO	Pending Patent	63/757,838	COMPOSITION FOR TREATMENT OF FIBROSIS DISEASES		Composition for Use/Method of Treatment
Trademark protection is another important element of Devonian’s intellectual-property strategy. Devonian has trademark registrations for Devonian and associated logos in Canada, Farm to Pharm™ in Canada and the United States, and PurGenesis™, in Canada, United States, United Kingdom, Switzerland and the European Union, and R-Spinasome™ in Canada, United States, the European Union and the United Kingdom.
In addition to the above patents and trademarks, we have significant know how/trade secrets that are accessible to a very limited number of employees and for which a hard copy is being kept at the patent agent’s premises. All Devonian’s employees’ contracts include confidentiality and non-compete clauses.

Furthermore, non-disclosure agreements and/or a material transfer agreement is used when appropriate.
Adjacent Product Lines Purgenesis
In addition to benefiting from a pharmaceutical complex extraction capability, Devonian has also developed skin care products with a similar approach to its pharmaceutical products. The first cosmeceutical product developed by Devonian, is an antioxidant, anti-aging treatment for women, consisting of day cream, night cream, eye contour, serum and regeneration creams. R-Spinasome®, Devonian’s proprietary natural active ingredient, is an integral part of this product, ready for marketing under the brand name Purgenesis™. This product is patented in Canada, Europe, Japan, and United States. We are seeking a strategic alliance to commercialize the product.
Generic Distribution Division — Altius Healthcare Group LP
Altius is our fully owned generic drug distribution subsidiary which we acquired in 2018 in exchange for the issuance of Common Shares. Altius is focused on the licensing of branded and authorized generic medicines for marketing and distribution into the Canadian market. Our intention with this acquisition was to improve Devonian’s marketing and sales capability and providing Devonian with operating margins to help fund our research activities. Up until the recent termination of a key license, this division served to provide operating cash flow in support of the Company’s research mission.
Altius’ portfolio has consisted of three generic prescription pharmaceuticals licensed for the Canadian market: Dexlansoprazole (license expired April 2025), Pantoprazole magnesium (licensed until April 2026) and Cleo-35 (licensed until October 2029) selling to leading Canadian pharmacy groups, distributors, and independent pharmacies.
Dexlansoprazole and Pantoprazole Magnesium are indicated for acid reflux or gastroesophageal reflux disease and gastric (stomach) or duodenal (intestinal) ulcers, and Cléo-35 is indicated for hormonal acne in women.
The Company has contracted a third-party logistics provider to warehouse the inventory of stock and to distribute and invoice the products to the Company’s direct or indirect customers, namely retail pharmacy chains, pharmacy banners, independent pharmacies and wholesalers.
The license agreement with Takeda for the distribution of Dexlansoprazole was not renewed upon its anniversary on April 17, 2025. Given that Dexlansoprazole contributed to over 90% of Altius’ total revenues, the Company is currently assessing strategic options to mitigate the impact of this change. These options include the pursuit of partnerships with pharmaceutical companies for the commercialization of other generic molecules, as well as the potential divestment or winding down of its operations in this segment. It also includes the expansion of the cosmeceutical business related to the Purgenesis lines.
A divestment from the generic pharmaceutical distribution sector would allow the Company to save resources and focus on its core area of expertise — namely, the research and development of novel and innovative pharmaceutical therapies.
Corporate Overview
The Company was formed on May 12, 2017, pursuant to the CBCA under the name “Devonian Health Group Inc. / Groupe Santé Devonian Inc.” as a result of the Amalgamation. (“Devonian Predecessor”), a private company located in Montmagny, Québec. The Devonian Predecessor had acquired most of its assets from PurGenesis upon the assumption of its debt, following over 15 years and CAD $60 million investment in R&D.
On October 7, 2024, the Company announced that it had amended its articles of amalgamation, in accordance with the approval by the shareholders at the Annual General and Special Meeting held on February 20, 2024. The amended articles created a new class of shares, consisting of an unlimited number of Common Shares which carries one vote per Common Share, converted each existing issued and outstanding Subordinate Voting Share into Common Shares, and repealed the following classes of shares of the Company and the rights, privileges, restrictions and conditions attached thereto: (i) an unlimited number of Multiple

Voting of the Company, (ii) an unlimited number of Exchangeable Voting Shares of the Company; and (iii) an unlimited number of Subordinate Voting Shares of the Company.
The Company’s head and registered office is located at 360 rue Des Entrepreneurs, Montmagny, Québec, G5V 4T1.
Our Common Shares are listed on the TSXV under the stock symbol of “GSD” and quoted on the OTCQB under the stock symbol of “DVHGF”.
The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. These documents are also available under the Company’s profile on SEDAR+ at www.sedarplus.ca. Our internet site is https://groupedevonian.com; our telephone number is (581)-632-0692.
Intercorporate Relationships
As of the date of this Prospectus, the Company is the ultimate holder of 100% of the units of its distribution subsidiary Altius.
Advisers
Our United States legal counsel is Dorsey & Whitney LLP, with a business address at 66 Wellington Street West, Suite 3400, Toronto, Ontario, Canada M5K 1E6.
Our Canadian legal counsel is Stein Monast LLP, with a business address at 70 Dalhousie Street, Suite 300, Quebec City, Quebec, Canada G1K 4B2.
Auditors
MNP LLP (“MNP”), a partnership of Chartered Professional Accountants, located at 1155, boul. René-Lévesque W., 23rd Floor, Montréal, QC, H3B 2K2. MNP has advised the Company that it is independent within the meaning of the Code of ethics of chartered professional accountants (Québec).

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Operating Results
The following discussion of our financial position, changes in financial position and results of operations should be read in conjunction with the unaudited condensed consolidated financial statements as at and for the three-month and six-month periods ended January 31, 2026 and January 31, 2025 and the audited consolidated financial statements as at and for the years ended July 31, 2025 and July 31, 2024, in each case, together with the related notes (see section titled, Financial Statements). Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and include the accounts of the Company and its distribution subsidiary Altius. Intercompany balances, income, expenses and cash flows are fully eliminated upon consolidation.
The following discussion contains forward-looking statements that involve inherent risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. See the Forward-Looking Statements at the beginning of this Prospectus. Unless otherwise noted, or unless the context otherwise requires, all amounts in the following discussion are presented in CAD$.
Results of Operations — Three-month and six-month periods ended January 31, 2026 and 2025
The following selected financial information is taken from the unaudited condensed consolidated financial statements for the three-month and six-month periods ended January 31, 2026 and January 31, 2025.
	Three months ended January 31		Six months ended January 31
	2026 $	2025 $	2026 $	2025 $
Distribution revenues	487,824	8,827,629	1,540,067	14,948,410
Cost of sales	454,518	6,214,669	976,649	10,359,243
Gross margin	33,306	2,612,960	563,418	4,589,167
Operating expenses
Research and development expenses	381,667	574,720	841,938	1,068,851
Selling and administrative expenses	1,897,946	1,795,570	3,561,595	3,846,794
Financial expenses	4,646	99,207	8,559	225,102
Income (loss) from operations	(2,250,953)	143,463	(3,848,674)	(551,580)
Interest income	11,999	65,832	50,592	154,209
Net income (loss) and comprehensive loss before income tax	(2,238,954)	209,295	(3,798,082)	(397,371)
Income tax expense	—	437,054	—	437,054
Net loss and comprehensive loss	(2,238,954)	(227,759)	(3,798,082)	(834,425)
Net loss per share
Basic and diluted	(0.81)	(0.09)	(1.37)	(0.36)
Financial Overview for the three-month and six-month periods ended January 31, 2026, and January 31, 2025
Net Loss and comprehensive loss
For the three-month and six-month periods ended January 31, 2026, the net loss amounted to $2,238,954 ($0.81 per share) and to $3,798,082 ($1.37 per share) respectively, compared to a net loss of $227,759 ($0.09 per share) and $834,425 ($0.36 per share) for the same periods in 2025. This increase in net loss compared to the prior year is primarily due to lower revenues from Dexlansoprazole following the expiry of the distribution agreement in April 2025. The revenues decline reduced the comparative gross margin by $2,579,654 for the three months ended January 31, 2026, partially offset by lower operating expenses of $185,238 and lower income tax expenses of $437,054. The revenues decline reduced the comparative gross margin by $4,025,749 for the six months ended January 31, 2026, partially offset by lower operating expenses of $728,655 and lower income tax expenses of $437,054 net of lower interest income of $103,617.
Revenues
	For the three-month periods ended January 31
	2026 $	2025 $	2026%	2025%
Pantoprazole Magnesium	529,606	191,567	81	2
Cléo-35	130,503	112,498	19	1
Dexlansoprazole	(172,285)	8,523,564	—	97
	487,824	8,827,629	100	100
	For the six-month periods ended January 31
	2026 $	2025 $	2026%	2025%
Pantoprazole Magnesium	1,348,402	576,522	88	4
Cléo-35	228,778	149,839	12	1
Dexlansoprazole	(37,113)	14,222,049	—	95
	1,540,067	14,948,410	100	100
During the three-month and six-month periods ended, January 31, 2026, the Company recorded distribution revenues of $487,824 and $1,540,067 respectively. The 2026 revenues are derived from sales of Pantoprazole Magnesium and Cleo-35. This compares to $8,827,629 and $14,948,410 in revenues for the same periods in 2025, which included sales of Dexlansoprazole in addition to sales of Pantoprazole Magnesium and Cleo-35. The expiry of the Dexlansoprazole distribution agreement in April 2025 resulted in a significant decline in overall revenues.
In August 2025, the Company was informed that the distribution agreement for Pantoprazole Magnesium will not be renewed upon its expiry in April 2026. Given that Dexlansoprazole and Pantoprazole Magnesium contributed 98% of Altius’ total revenues in fiscal year 2025, the Company is currently assessing strategic options to mitigate the impact of this change. These options include the pursuit of partnerships with established pharmaceutical companies for the commercialization of other generic molecules, as well as the potential divestment of these operations. They also include the potential of selling cosmeceutics products from the Purgenesis lines through Altius. A divestment from the generic pharmaceutical distribution sector would allow the Company to completely focus resources on its core area of expertise — namely, the research and development of novel and innovative pharmaceutical therapies.
Cost of Sales
Cost of sales for the three-month and six-month periods ended January 31, 2026, totaled $454,518 and $976,649 respectively. The costs of sales consist of products acquisition, distribution fees, royalty fees, and other direct expenses associated with the distribution revenues. The cost of sales for the comparative periods in 2025 reached $6,214,669 and $10,359,243 respectively. The comparative decrease in cost of sales is in line with the revenue decrease related to Dexlansoprazole mentioned above and the lower volume of sales.
Gross margin
Gross margin for the three-month and six-month periods ended January 31, 2026, totaled $33,306 and $563,418 respectively as compared to $2,612,960 and $4,589,167 for the same periods in 2025. The comparative decrease in gross margin in line with the revenue decrease mentioned above. The gross margin for the three-month period ended January 31, 2026 is mainly related to Cleo-35 and Pantoprazole Magnesium.

OPERATING EXPENSES
Research and Development
For the three months and six months ended January 31, 2026, research and development expenses amounted to $381,667 and to $841,938 respectively as compared to $574,720 and $1,068,851 for the same periods in 2025. The six-month comparative salaries and benefits included in R&D were lower due to reallocation of Chief Scientific Officer (CSO) activities into G&A. R&D expenses include activities related to Atopic Dermatitis which relate to extraction of ThykamineTM and preparation of the Phase 2 and 3 study protocol in the pediatric population. R&D expenses also include investments in Steatohepatitis associated with metabolic dysfunction (MASH) and fibrosis related to identification of the mechanism of actions of ThykamineTM. Others in R&D expenses include validation and Chemistry Manufacturing Control (CMC) activities related to the extraction of ThykamineTM. Management estimates that additional costs of nearly $2 million to conduct the Radiodermatitis clinical study, excluding administrative burdens will be necessary.
Furthermore, we estimate that $10 million will be necessary to complete the Phase 2 and 3 clinical study of pediatric Atopic Dermatitis. The Company does not currently have the necessary funds to complete such studies and will therefore have to raise funds from external sources if it intends to complete them. There can be no assurance that these funds will be raised.
Selling and administrative expenses
	Three months ended January 31, 2026 $	Three months ended January 31, 2025 $
Salaries	478,282	(259,436)
Stock options compensation	538,181	215,000
Professional fees	419,900	699,941
Property taxes	33,195	32,099
Distribution fees	56,369	508,411
Others	372,019	599,555
	1,897,946	1,795,570
	Six months ended January 31, 2026 $	Six months ended January 31, 2025 $
Salaries	1,152,002	156,847
Stock options compensation	538,181	610,833
Professional fees	730,311	964,277
Property taxes	66,191	63,732
Distribution fees	370,020	1,023,259
Others	704,890	1,027,846
	3,561,595	3,846,794
For the three-month period ended January 31, 2026, selling and administrative expenses totaled $1,897,946 compared to $1,795,570 for the same period in 2025. For the first six months of the fiscal year, these expenses totaled $3,561,595 compared to $3,846,794 for 2025. The six-month comparative decrease of $285,199 is mainly attributable to lower professional fees ($233,966), lower distribution fees ($653,239) and lower other expenses ($322,956) partially offset by an increase in salaries and benefits due to reversal of bonuses recorded in 2024 but reversed in 2025, as described below and a one-time severance payment of $300,000 as described below.
Salaries and benefits amounted to $478,282 and $1,152,002 for the three-month and six month-periods ended January 31, 2026, respectively, compared to ($259,436) and $156,847 for the same periods in 2025. The six-month comparative increase is mainly attributable to the reversal of a bonus cancelled for an amount of

$700,000 recorded in January 2025 for bonuses that had been recognized as accrued liabilities as of July 31, 2024. After revising its financial forecasts, the Company has decided to cancel these accrued bonuses and not pay them. The payment of a one-time severance of $300,000 paid to an Altius’s executive in December 2025, also accounts for another portion of this six-month increase.
Professional fees totaling $419,900 and $730,311 for the three-month and six-month periods ended January 31, 2026, are mainly related to fees for the audit of the Company’s consolidated financial statements, legal fees associated with ongoing corporate matters, as well as costs incurred to enhance systems, controls and corporate structure and to evaluate potential financing opportunities and access to capital markets. Professional fees of $699,941 and $964,277 were incurred in the same corresponding periods last year. The comparative decrease in professional fees is mainly related to lower audit and legal fees for the current periods.
Distribution costs for the three-month and six-month periods ended January 31, 2026, totaled $56,369 and $370,020 compared to $508,411 and $1,023,259 in the same periods in 2025. These fees are related to commissions paid to various Altius partners for the distribution of Pantoprazole magnesium and Cleo-35 and previously Dexlansoprazole. The comparable decrease is in line with the lower sales volumes.
For the three-month and six-month periods ended January 31, 2026, other expenses totaled $372,019 and $704,890 respectively, compared to $599,555 and $1,027,846 in prior periods and include operating expenses related to Altius and the Montmagny site, travel expenses, management and consulting fees, and costs associated with the Company’s publicly traded securities. The decrease is explained mainly by lower consulting and travel fees and other savings in various expense types.
Financial Revenues and Expenses
Financial expenses consisting mainly of bank charges amounted to $4,646 and to $8,559 for the three-month and six-month periods ended January 31, 2026, compared to $99,207 and $225,102 for the previous year which included interest in a long-term debt which was fully repaid in December 2024.
The Company also reported interest income from cash invested on term deposit certificates of $11,999 and $50,592 for the three-month and six-month periods ended January 31, 2026 compared to $65,832 and $154,209 in 2025.
Liquidity and Capital Resources
As of January 31, 2026, the Company had cash and cash equivalents totaling $1,292,337 compared to $6,983,620 as of July 31, 2025. The Company used $7,678,324 for its operating activities which is mostly offset by the cash inflow of $2,021,531 from two private placements completed during the six-month period ended January 31, 2026.
Total assets as of January 31, 2026, amounted to $9,566,875 compared with the amount reported as of July 31, 2025 of 15,830,303. The comparative reduction is mainly due to the net loss recorded during the period combined with the reduction of operations accounts receivable.
Total liabilities as of January 31, 2026, amounted to $1,667,577 compared to $6,692,635 as of July 31, 2025, a decrease mainly due to the reduction of operating liabilities and payment of income taxes.
Financing Activities
The Company finances its operations through private placements of common shares and rights, as well as the issuance of convertible debentures and, until recently, from operating revenues generated by its subsidiary. As mentioned earlier, two private placements were completed during the six-month period ended January 31, 2026 resulting in the issuance of 295,353 Common Shares and 17,720,981 warrants (60 warrants for one Common Share) for total gross proceeds of $2,697,500.
The Company’s profitability is based on factors such as its ability to commercialize, sell and distribute its cosmeceutical and pharmaceutical products, the success of the various clinical studies as well as the various approvals from regulatory bodies, as well as the ability to obtain the necessary financing to pursue its projects.

The Company’s ability to continue operations on a going concern basis depends on its ability to raise capital and secure strategic alliances and licensing agreements.
The following table provides a summary of cash inflows and outflows by activity for the six-month periods ended January 31, 2026 and January 31, 2025:
	Six months ended January 31, 2026 $	Six months ended January 31, 2025 $
Cash flows from
Operating activities
Net loss	(3,798,082)	(834,425)
Items not affecting cash:
Amortization of property, plant, equipment, and right-of-use asset	74,857	155,494
Amortization of intangible assets	1,532	23,230
Amortization of deferred financial fees	—	84,383
Interest on lease liability	4,344	—
Stock-based compensation	538,181	610,833
	(3,179,168)	39,515
Net change in non-cash working capital items	(4,499,156)	721,008
Cash provided by (used in) operating activities	(7,678,324)	760,523
Investing activities
Acquisition of property, plant, and equipment	(6,500)	(17,350)
Cash used in investing activities	(6,500)	(17,350)
Financing activities
Principal payments on lease liability	(27,990)	(21,929)
Issuance of shares and warrants, net of issuance costs	2,021,531	—
Repayment of long-term debt	—	(2,160,000)
Cash provided by (used in) financing activities	1,993,541	(2,181,929)
Increase (decrease) in cash	(5,691,283)	(1,438,756)
Cash and cash equivalents – Beginning of period	6,983,620	9,862,511
Cash and cash equivalents – End of period	1,292,337	8,423,755

Results of Operations — Fiscal Years July 31, 2025 and July 31, 2024
The following selected financial information is taken from the audited financial statements for the years ended July 31, 2025 and July 31, 2024.
	2025 $	2024 $
Distribution revenues	23,590,335	19,305,986
Cost of sales	15,031,784	11,826,082
Gross margin	8,558,551	7,479,904
Operating expenses
Research and development expenses	2,006,051	1,287,895
Selling and administrative expenses	7,323,483	6,805,451
Financial expenses	256,442	440,104
Loss from operations	(1,027,425)	(1,053,546)
Interest income	(278,071)	(73,910)
Intangible assets – Impairment loss	195,983	—
Goodwill – Impairment loss	4,643,084	—
Net loss and comprehensive loss before income tax	(5,588,421)	(979,636)
Income tax expense	424,370	847,198
Net loss and comprehensive loss	(6,012,791)	(1,826,834)
Net loss per share
Basic and diluted	(2.43)	(0.75)
Financial Overview for the fiscal years ended July 31, 2025 and July 31, 2024
Net Loss
For the year ended July 31, 2025, net loss attributable to shareholders amounted to $6,012,791 ($2.43 per share) compared to a net loss of $1,826,834 ($0.75 per share) for the previous year. This increase in net loss compared to the prior year is due to $4,839,067 one-time, non-cash impairment charge of intangible assets and goodwill of the Altius CGU, following the termination of the license agreement for the distribution of Dexlansoprazole in April 2025. Excluding the impact of the impairment charge, the Company’s net loss for the year is $653,110 (36%) lower than in 2024 reflecting stronger sales performance by 22%.
Revenue
	For the twelve-month periods ended July 31
	2025 $	2024 $	2025%	2024%
Pantoprazole Magnesium	1,320,433	2,038,954	6	11
Cléo-35	357,650	384,620	2	2
Dexlansoprazole	21,912,252	16,882,412	93	87
	23,590,335	19,305,986	100	100
During the year ended July 31, 2025, net distribution revenues of $23,590,335 were recorded. These revenues come from the sales of Dexlansoprazole, Pantoprazole Magnesium and Cleo-35, through its subsidiary Altius. For the previous fiscal year, revenues of $19,305,986 were recorded from the sales of the same three products. This increase in revenue was primarily driven by sales of Dexlansoprazole, which was only launched at the end of January 2024. Dexlansoprazole was highly successful on the market and achieved 30% higher sales in 2025 in comparison to 2024. The sales of Pantoprazole magnesium and Cleo-35 decreased in 2025 by 35% and 7% respectively. The distribution agreement for Dexlansoprazole expired in April 2025 and the Company was advised that the distribution agreement for Pantoprazole Magnesium will not be renewed after its end date in April 2026. The Company continues distributing Cleo-35, and its annual sales are expected to be around $350,000 per year.
Cost of Sales
Cost of goods sold amounted to $15,031,784 for fiscal 2025 and comprises acquisition, distribution, royalties and direct expenses attributable to revenues sold by our subsidiary Altius, as well as an amortization expense of $35,611 on intangible assets. For fiscal 2024, these costs, which totaled $11,826,082, were also attributable to the same products sold by Altius but with an amortization expense of $370,929.
This increase is justified by the growth in sales in 2025, particularly Dexlansoprazole.
Research and Development
For the year ended July 31, 2025, research and development expenses amounted to $2,006,051, an increase from $1,287,895 in the previous fiscal year. Of these costs, $482,426 is mainly attributable to activities related to the preparation of the clinical study on Atopic Dermatitis in the pediatric population, extraction activities and the purchase of equipment. Fees of $837,605 are related to other applications of Thykamine™, including Steatohepatitis associated with metabolic dysfunction (MASH) and fibrosis.
These Research and Development expenses also include patent maintenance costs totaling $78,185, a payroll of employees assigned to this sector of $512,321 and $310,298 attributable to the amortization of tangible assets at the Montmagny extraction centre. It should be noted that the total amount of $2,006,051 is net of the repayment in the form of a research and development credit of $214,784 that will be claimed by government authorities for the 2025 fiscal year.
Selling and administrative expenses
	Year ended July 31, 2025 $	Year ended July 31, 2024 $
Salaries	1,221,039	2,019,847
Stock options compensation	690,473	731,459
Professional fees	1,695,582	1,323,762
Property taxes	126,156	121,561
Distribution fees	1,877,444	1,245,477
Others	1,712,789	1,363,345
	7,323,483	6,805,451
For the year ended July 31, 2025, general administrative expenses amounted to $7,323,483 compared to $6,805,451 for fiscal 2024. This increase compared to fiscal 2024 is mainly due to higher professional fees, distribution charges and other expenses, partially offset by lower payroll expenses and stock-based compensation.
Salary expenses amounted to $1,221,039 for fiscal 2025, compared to $2,019,847 for the prior fiscal year. The decrease is primarily attributable to the reversal of bonus accruals totaling $700,000 that had been recorded as of July 31, 2024. Following the announcement of the non-renewal of the distribution agreement for Dexlansoprazole, the Company reassessed its financial forecasts and determined that the previously accrued bonuses would not be paid. Accordingly, the entire accrual was reversed in 2025.
The stock-based compensation expense of $690,473 (a non-cash expense) is attributable to the 102,049 stock options granted to officers, directors and employees in accordance with the terms of the Option Plan. During fiscal 2024, an expense of $731,459 was recorded as a result of the grant of 123,337 stock options also to members of management, directors and employees of the Company.
Professional fees, totaling $1,695,582 for the full year 2025, are mainly related to fees for the audit of the Company’s consolidated financial statements, legal fees associated with ongoing development projects and corporate matters, as well as costs incurred to enhance systems, controls and corporate structure and to evaluate potential financing opportunities and access to capital markets. Professional fees of $1,323,762 were incurred in the prior fiscal year.
Distribution costs for fiscal 2025 totaled $1,877,444 compared to $1,245,477 for fiscal 2024. These fees are mainly related to commissions paid to various Altius partners for the distribution of Dexlansoprazole ($1,627,064 in fiscal 2025 and $965,581 in fiscal 2024 were directly related to Dexlansoprazole sales). Thus, the year-over-year increase is in line with the higher sales volumes of Dexlansoprazole. After the discontinuation of the distribution agreements for Dexlansoprazole in Apil 2025 and Pantoprazole magnesium in April 2026 the distribution costs are expected to remain minimal.
Other expenses totaled $1,712,789 for fiscal 2025 compared to $1,363,345 and include operating expenses related to Altius and the Montmagny site, travel expenses, management and consulting fees, and costs associated with the Company’s publicly traded securities. The increase compared to fiscal 2024 primarily reflects higher insurance premiums, increased maintenance costs, and additional fees incurred in connection with regulatory compliance.
Financial Revenues and Expenses
Financial expenses amounted to $256,442 for the year ended July 31, 2025, compared to $440,104 for the previous year and are attributable to the amortization of deferred expenses and interest paid on long-term debt, repaid in December 2024.
The Company also reported interest income of $278,071 for fiscal 2025, compared to $73,910 in 2024. This increase reflects higher returns generated on surplus cash invested in term deposit certificates.
Income tax expense
On December 31, 2024, following a corporate reorganization, Altius Healthcare Inc, a former fully owned subsidiary of Devonian Health Group Inc., transferred all its assets and liabilities to Altius, a limited partnership where Devonian is the ultimate holder of 100% of the units. As of January 1, 2025, Altius Healthcare LP is treated as a flow-through entity for tax purposes. Accordingly, no income taxes are recorded at the partnership level. The income tax expense of $424,370 reported for the year ended July 31, 2025 stems entirely from the activities between August 2024 and December 2024. The $33,229 tax liability reported as of July 31, 2025 pertains to periods prior to the corporate reorganization and reflects obligations incurred by Altius Healthcare Inc. when it was a taxable corporate subsidiary. Subsequent to the reorganization, Devonian has sufficient available non-capital loss carry-forwards to offset its share of taxable income allocated from Altius. As a result, no current income tax expense has been recognized in respect of Devonian’s share of Altius’s net income for the nine-month period from January 1, 2025 to July 31, 2025.
Quarterly Results of Operations
The following tables summarize selected unaudited consolidated financial data for each of the last eight quarters for which such information is available. The summary of financial information provided below is derived from our interim financial statements for each such quarter and are prepared under IFRS. These quarterly operating results are not necessarily indicative of our operating results for a full fiscal year or any future period. Our quarterly results of operations have been and will continue to be volatile until we successfully commercialized our product offerings.
	Oct 31, 2025 $	July 31, 2025 $	April 30, 2025 $	Jan. 31, 2025 $	Oct. 31, 2024 $	July 31, 2024 $	April 30, 2024 $	Jan. 31, 2024 $
Revenue	1,052,243	1,278,554	7,363,371	8,827,629	6,120,781	10,149,360	5,431,483	2,355,080
Net income (loss)	(1,559,128)	(374,964)	(4,803,402)	(227,759)	(606,666)	750,090	(645,160)	(1,210,202)
Basic and diluted earnings (loss) per share	(0.56)	(0.15)	(1.94)	(0.09)	(0.25)	0.30	(0.26)	(0.50)

Revenue
For the three-month period ended July 31, 2025, the Company recorded a net loss of $374,964 ($0.15 per share), compared to net income of $750,090 ($0.30 per share) for the same period in 2024. The decrease is primarily attributable to a reduction in distribution revenues, particularly those related to Dexlansoprazole, for which distribution concluded in the third quarter of 2025.
Liquidity and Capital Resources
As of July 31, 2025, the Company had cash and cash equivalents totaling $6,983,620 compared to $9,862,511 as of July 31, 2024. For fiscal 2025, the net decrease in cash was primarily due to the repayment of its $2.2 million term loan in December 2024 and the significant reduction in operating liabilities which used up $1.6 million of non-cash working capital in comparison to an increase of $5.2 million in 2024.
Total assets as of July 31, 2025, amounted to $15,830,303 compared to $30,733,450 as of July 31, 2024. This significant decrease is mainly due to the decrease in accounts receivable, the write-off of goodwill and intangible assets, as well as the reduction of cash and cash equivalents.
Total liabilities as of July 31, 2025, amounted to $6,692,635 compared to $16,873,464 as of July 31, 2024, a decrease mainly due to the reduction of operating liabilities and the repayment of the term loan.
Financing Activities
The cash used for financing activities for fiscal 2025 is mainly attributable to the repayment of the $2,160,000 term loan, partially offset by $600,000 in subscribed share capital to be issued as part of a private placement closed on August 7, 2025.
The above-mentioned private placement was completed on August 7, 2025. The Company issued 262,559 units at a price of $9.00 per unit for gross proceeds of $2,363,000 (including the subscribed share capital of $600,000). Each unit consists of one Common Share and sixty warrants. Each warrant allows its holder to acquire 1/60 of a Common Share, at a price of $0.20 (60 warrants for one Common Share), until August 7, 2027.
On October 22, 2025, the Company completed another private placement for gross proceeds of $334,500. The offering consisted of the issuance of 32,794 units of the Company at a price of $10.20 per unit. Each unit consists of one Common Share and sixty warrants. Each warrant entitles the holder thereof to purchase 1/60 of a Common Share at a price of $0.17 (60 warrants for one Common Share) for a period of 24 months from the date of issuance thereof.

The following table provides a summary of cash inflows and outflows by activity for the years ended July 31, 2025 and July 31, 2024:
	2025 $	2024 $
Cash flows from
Operating activities
Net loss and comprehensive loss	(6,012,791)	(1,826,834)
Items not affecting cash
Amortization of property, plant and equipment and depreciation of right-of-use asset	310,298	301,901
Amortization of intangible assets	35,611	370,929
Amortization – deferred financial fees	84,383	—
Impairment loss	4,839,067	—
Interest on lease liability	9,162	7,382
Income tax expense	424,370	847,198
Stock-based compensation	690,473	731,459
	380,573	432,035
Changes in non-cash working capital items	(1,628,350)	5,209,181
Cash provided by (used in) operating activities	(1,247,777)	5,641,216
Investing activities
Acquisition of property, plant and equipment	(17,350)	(4,247)
Cash provided by (used in) investing activities	(17,350)	(4,247)
Financing activities
Principal payments on lease liability	(53,764)	(40,920)
Repayment of long-term debt	(2,160,000)	(3,580,000)
Proceeds from loan	—	2,075,617
Issuance of shares and warrants, net of issuance costs	—	707,909
Units to be issued	600,000	—
Cash provided by (used in) financing activities	(1,613,764)	(837,394)
Increase (decrease) in cash	(2,878,891)	4,799,575
Cash and cash equivalents – Beginning of year	9,862,511	5,062,936
Cash and cash equivalents – End of year	6,983,620	9,862,511
Critical Accounting Estimates
The following is a summary of critical accounting policies, requiring management to make significant estimates and assumptions:
Impairment of intangible assets
Evaluating indicators of impairment of intangible assets being amortized at the end of each period requires the use of judgments, assumptions and estimates to determine whether there are indicators that could give rise to the impairment obligation to carry out an impairment test of these intangible assets. When there are indications that intangible assets may have become impaired, an impairment test should be carried out wherever possible at the level of the individual asset, or the cash generating unit (CGU), i.e. as much as possible, a small identifiable group of assets that generates cash inflows largely independent of the cash inflows generated by other assets, or group of assets, to which the asset belongs. An impairment loss is recognized when the carrying amount of the asset or CGU exceeds its recoverable amount. Evaluating recoverable values requires determination of value in use, which is based on use of estimates and assumptions for expected revenues, discount rates and operating expenses. In addition, the Company may use a fair value less costs of disposal approach to determine the recoverable amount. Changes in any of the assumptions and estimates used to determine the recoverable amount of intangible assets could impact the impairment analysis.
Annually, management also carries out a Goodwill impairment test as well as an impairment test of its intangible assets that are not yet amortized.
Payables to wholesalers
Management uses judgment in estimating provisions for sale deductions such as cash discounts, allowances, returns, rebates, chargebacks and distribution fees.
Income Taxes
Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
All share-related information presented in this section gives effect to the Reverse Split.
Directors and Senior Management
The following table sets forth the name of each of our directors and executive officers, as well as such an individual’s place of residence, position with us, principal business activities performed outside those with us and period of service as a director (if applicable).
Name and Residence	Position Held with the Corporation and Period Served as Director	Age	Principal Occupation During Past Five Years	Director/Officer Since
André P. Boulet Québec, Canada	Chief Executive Officer of the Corporation Chairman & Director of the Corporation	66	Chief Scientific Officer of the Corporation Former President and Chief Executive Officer of the Corporation	March 2015
Dennis Turpin Québec, Canada	Chief Financial Officer of the Corporation Director of the Corporation	62	Former Vice President Finance of Placements Loma Inc. Former Director, Chairman of the audit committee of Cosciens Biopharma Inc. Former President and Chief Executive Officer of Endoceutics,	March 2025
Luc Buisson(1) Québec, Canada	Director of the Corporation	63	TRIOLBEC Consulting Former Vice Chair of HSBC in Canada and the Americas	March 2026
Louis Flamand(2) Québec, Canada	Director of the Corporation	59	Professor and Chair, Department of Microbiology, Infectious Disease and Immunology at the Faculty of Medicine of Université Laval	May 2017
Kathryn Gregory(2) Connecticut, United States	Director of the Corporation	63
Head of Business Development at Rgenta Therapeutics, Former President of KG BioPharma Consulting LLC, Vice President and Global Head of Business Development for Antengene Corporation, Chief Business Officer of Aileron Therapeutics
				February 2024
Luc Grégoire New York, United States	Executive Vice-President Strategy	65	Former President, Chief Executive Officer of the Corporation Former Chief Financial Officer at InforMed Data Services and DHI Group Inc.	March 2023

Name and Residence	Position Held with the Corporation and Period Served as Director	Age	Principal Occupation During Past Five Years	Director/Officer Since
Pierre Labbé(1) Lévis, Canada	Director of the Corporation since November 5, 2025	60
Director, Chairman of the Human Resource committee and member of the audit committee of Osisko Gold Royalties Inc. Chairman of the board of Aramis Biotechnologie Inc. Vice President and Chief Financial Officer of Fonds QScale Former Director, Chairman of the audit committee of Cosciens Biopharma Inc. Former Director of the Collège des Administrateurs de sociétés Former Vice President and Chief Financial Officer of IMV Inc.
				November 2025
Josh Muntner(1) New York, United States	Director of the Corporation	58	Chief Financial Officer Perisphere RWE LLC Former Chief Financial Officer, IMVAX, Inc	March 2026
Kira Sheinerman(2) New York, United States	Director of the Corporation	56	Managing Director of Investment Banking at H.C. Wainwright & Co Executive Director DiamiR Biosciences Corp.	March 2026

Notes:
(1)
A member of the Audit Committee.

(2)
A member of the Human Resources Committee.

The following are brief biographies of our directors and executive officers.
André P. Boulet, Chief Executive Officer and Director
Dr. Boulet has vast experience in drug development, regulatory affairs, market access, financing and restructuring in the pharmaceutical and biotech fields. In June 2025, he was appointed as CEO and Chief Scientific Officer (“CSO”). In August 2022, Dr. Boulet was appointed as CSO of the Company. From March 2015 to August 2022, Dr. Boulet was President and CEO of the Company and purchased the assets of PurGenesis Technologies Inc., (“PurGenesis”) a corporation specialized in the development of botanical drugs as well as derma-cosmetic products. Also, he was a consultant from July 2013 to February 2015.
From June 2013 to November 2016, he was President and Chief Operating Officer and Director of PurGenesis. He was responsible for financing and completing phase 1 and phase 2a UC clinical program for the PurGenesis’ flagship product, Thykamine™, and developed a complete line of anti-aging products for women. He established a strategic partnership with a large United States-based organic farm to supply the raw material used for the extraction of PurGenesis’ flagship product. A pharmaceutical extraction facility was also built under his leadership.
Prior to joining PurGenesis, Dr. Boulet was partner and Vice President Scientific affairs of SIPAR-BIO Inc., a private equity team and a partner in BioCapital Investment Limited Partnership and BioCapital

Mutual Fund (1996-2002), a Canadian biotechnology corporation, where he was responsible for investment strategy, deal development analysis, valuation, and negotiation of selected investments in private and publicly traded corporations. Dr. Boulet has also been a Director and Senior Officer of Bioxel Pharma Inc. from November 2000 to December 2008.
Throughout his career, Dr. Boulet developed international expertise in the drug development and health economics, working with Hoechst Marion Roussel Inc., Marion Merrell Dow Canada Inc. and Nordic Laboratories Inc. (now Sanofi Canada Inc.).
Dr. Boulet holds a bachelor’s degree in medical biology from Université du Québec à Trois-Rivières since September 1981, a master’s degree in experimental medicine/immunology-immunochemistry as well in June 1985 and a Ph.D. in physiology-endocrinology in June 1988 from Université Laval in Québec City. He also completed a postdoctoral fellowship in biochemistry and biophysics at the University of Pennsylvania, in the United States, and a training program in health economics at York University, in the United Kingdom.
He received the Ortho Pharmaceutical award for basic research, on two consecutive years, in 1986 and 1987; received Graduate Student Fellowship (1987-1988) and Postdoctoral training (1988-1990) both from the Fonds de Recherche du Québec — Santé. He was Faculty member of the American Society of Hypertension, Inc. in 1993 and served on the FDA Cardio Renal CRADA Steering Committee from 1994 to 1996, assessing the potential use of ambulatory blood pressure monitoring data for the approval of new anti-hypertensive drugs. He is the author or co-author of many manuscripts related to basic and clinical research, finance and health-economics. He is the co-author of three patents.
Dennis Turpin, Chief Financial Officer
Mr. Turpin is a seasoned professional executive and chartered professional accountant (CPA) with significant experience in finance, capital markets transactions, business development as well as mergers and acquisitions, over 25 years of which has been in the biopharmaceutical industry. He is former Vice President Finance of Placements Loma Inc., an investment Company. Mr. Turpin was President and Chief Executive Officer of Endoceutics, Inc., a specialty biopharmaceutical company, from January 2019 until end of year 2024. On January 25, 2025, within a year of Mr. Turpin ceasing to act as executive officer, Endoceutics, Inc. became bankrupt. He was the Vice President and Chief Financial Officer of the Quebec Port Authority from February 2016 to June 2018. From 2007 to 2015, Mr. Turpin was the Senior Vice President and Chief Financial Officer of Aeterna Zentaris (now Cosciens Biopharma inc.) (“Cosciens”). Prior to that, he was at PWC, from 1985 to 1996 and worked as an auditor and tax director. Mr. Turpin earned his Bachelor’s degree in Accounting from Laval University in Québec. He obtained his license in accounting in 1985 and became a chartered accountant in 1987. Mr. Turpin was also an Audit Committee Chair and Board member of Cosciens from 2021 until end of 2024.
Luc Buisson, Director
Mr. Buisson is a senior strategic and financial advisory executive with more than 35 years of experience in global investment banking, corporate finance, and complex cross-border transactions. He previously served as Vice-Chair at HSBC in Canada and across the Americas, and he has a distinguished track record advising governments, corporations, pension funds, and institutional investors on landmark M&A, capital markets, and strategic finance transactions exceeding $200B in aggregate value.
Mr. Buisson is recognized for sound judgment, discretion, and the ability to navigate complex stakeholder environments. He provides clear, pragmatic advice to boards, CEOs, and senior executives drawing on deep expertise in mergers and acquisitions, capital structure optimization, and transaction execution, combined with collaborative leadership and strong governance orientation.
Louis Flamand, Director
Mr. Flamand is a full professor and Chair of the department of microbiology, infectious disease and immunology at the faculty of medicine, Université Laval, Québec and senior researcher in the division of infectious and immune diseases at the CHU de Québec research center. Before joining Université Laval, Dr. Flamand obtained his PhD at the Université de Montréal and post-doctoral training that the National

Institutes of Health and at the Institute of Human Virology (Maryland, United States). He received his MBA in pharmaceutical management from Université Laval. From 2008 to 2019, he was President of the biohazard’s risks committee at Université Laval. He is also member of the HHV-6 Foundation scientific advisory board since 2006. Dr. Flamand has experience in pre-clinical development. Throughout his career, Dr. Flamand has received several competitive scholarship awards and continuous funding support from several funding agencies for his work in virology. Dr. Flamand is the author of more than 100 peer-reviewed publications and is lead Editor of the book “Human Herpesviruses HHV-6A, HHV-6B & HHV-7: Diagnosis and Clinical Management” 3rd Edition.
Kathryn J. Gregory, Director
Ms. Gregory has over 25 years of executive leadership experience in startup, mid-sized and large pharmaceutical and biotechnology companies. She has extensive experience in international business development including corporate strategy, licensing, mergers and acquisitions and alliance management. Ms. Gregory joined the Board of Directors of the Company in February 2024 and is Chair of the Human Resources Committee. She also is on the board of directors and Head of Compensation Committee of Carmell Corporation, an aesthetics company, and an advisor to reVision Therapeutics, a startup ophthalmology company. Ms. Gregory is currently Head of Business Development at Rgenta Therapeutics, a small molecule RNA modulation company. Previously, she was President of KG BioPharma Consulting LLC, a strategic advisory company, where she assisted small and mid-size biopharma companies in a range of corporate strategy and business development activities. Prior to KG BioPharma, she was Vice President and Global Head of Business Development for Antengene Corporation, a hematology and oncology company focused on innovative medicines for patients in the Asia Pacific Region. Prior to Antengene, Ms. Gregory was Chief Business Officer of Aileron Therapeutics, a Boston-based oncology company. Earlier in her career, Ms. Gregory was Co-Founder and CEO for Seneb BioSciences, an early-stage, rare disease company which was acquired by a mid-sized biotech firm. Ms. Gregory also worked in senior roles at Purdue Pharma and Shire Pharmaceuticals.
Ms. Gregory received an M.B.A. from Pepperdine University and a B.A. degree from the University of California, Berkeley.
Luc Grégoire, Executive Vice-President Strategy
Mr. Grégoire is a seasoned strategic executive, with extensive experience in various industries including software, digital media and entertainment, and health sciences. He began his career at Arthur Andersen where he was an international tax partner. He then held various finance and strategic roles at Merck & Co, including CFO of Merck Frosst Canada, progressing to global senior roles in Merck’s US corporate headquarters. Mr. Grégoire was most recently the CFO of InforMed Data Services Inc (d/b/a One Drop) (“InfoMed”), a growth stage health tech and medical devices company for diabetes management, backed by Bayer. Effective October 1, 2022, Mr. Grégoire retired from his position as CFO of InfoMed.
Prior to InfoMed, Mr. Grégoire was the CFO for DHI Group, Inc. (DHX, NYSE) from November 2016 to January 2021 and CFO of AvePoint Inc. (AVPT, NYSE) from October 2014 to October 2016. Prior to AvePoint Inc., Mr. Grégoire held different executive Finance positions at these global public companies: Take Two Interactive Inc, The McGraw Hill Companies and Standard Motor Products Inc. His career spans over 40 years of experience in accounting, taxation, treasury, financial planning, auditing, merger and acquisitions, capital markets and investor relations, corporate governance, as well as international operations and general business management. Through his career, he developed effective and strategic leadership skills and extensive public and private capital markets outreach strategies, including ongoing interaction with investors, buy and sell-side analysts, capital raises and shareholder activism. Since 2016, Mr. Grégoire has also served on the board of directors of Werber Management Inc., a New York-based residential real estate company. Mr. Grégoire is a CPA-Chartered Accountant, as well as a graduate of Concordia University — B. Comm (1981) and McGill University — Graduate Dipl. Accountancy.
Pierre Labbé, Director
Mr. Labbé has over 30 years of progressive financial leadership experience across various industries. He is currently the Executive Vice-President, Finance at Fonds QScale S.E.C., an organization building and operating high-density AI colocation facilities designed for large-scale training and inference. In this role, he oversees financial strategy, investor relations, financial reporting, tax, treasury, and risk management.
Prior to joining Fonds QScale S.E.C., Mr. Labbé served for five years as Chief Financial Officer (“CFO”) of IMV Inc. He also previously held the positions of CFO and Corporate Secretary at LeddarTech Inc. and Medicago Inc. (“TSX”). In addition, Mr. Labbé has been a Director of Osisko Gold Royalties Ltd., a TSX- and NYSE-listed precious metal royalty company, since 2015. He currently serves as Chair of the Human Resources Committee and as a member of the Audit and Risk Committee. As a senior financial executive, Mr. Labbé has played a key role in financing, mergers, and acquisitions, overseeing transactions totaling over $1 billion.
Mr. Labbé holds a Bachelor’s Degree in Business Administration and a license in accounting from Université Laval in Quebec City. He is a member of the Chartered Professional Accountants of Canada, the Québec Chartered Professional Accountants Order, and the Institute of Corporate Directors, where he also earned the ICD.D designation.
Josh Muntner, Director
Mr. Muntner is an accomplished corporate finance executive with more than 25 years of experience in the biopharmaceutical industry, serving as both as a Chief Financial Officer and an investment banker. He has led and executed over 90 financing and strategic transactions, raising more than $9 billion in equity, debt, and structured capital. Mr. Muntner has held senior leadership roles at both private and publicly listed life sciences companies, where he was responsible for global finance operations, investor relations, capital markets strategy, and board-level financial planning. He holds an MBA from the UCLA Anderson School of Management and a BFA from Carnegie Mellon University.
Kira Sheinerman, Director
Dr. Kira Sheinerman is a Managing Director of Investment Banking at H.C. Wainwright and co-founder of DiamiR Biosciences. She brings deep expertise in healthcare fundraising, strategic advisory, and operations. Dr. Sheinerman has served on multiple boards and industry initiatives, including the Boyce Thompson Institute and the Alzheimer’s Association Business Consortium. She holds a PhD in Biomedical Sciences from Mount Sinai School of Medicine and an Honors MBA from Baruch College.
Compensation
Compensation for Fiscal 2025
In accordance with applicable Canadian securities laws, the following individuals are considered our named executive officers (collectively, “NEOs” or “Named Executive Officers” and each, an “NEO” or “Named Executive Officer”) for the purposes of disclosure in this section:
(a)
each individual who, during any part of the most recently completed financial year, served as our CEO, including any individual performing functions similar to a CEO;

(b)
each individual who, during any part of the most recently completed financial year, served as our CFO, including any individual performing functions similar to a CEO;

(c)
each of our three most highly compensated executive officers, or the three compensated officers acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was more than CAD$150,000 for the fiscal year ended July 31, 2025; and

(d)
each individual who would be a NEO under paragraph (c) but for the fact the individual was not one our executive officers and was not acting in a similar capacity as of July 31, 2025.

Compensation Philosophy and Objectives
The compensation of the Company’s Named Executive Officers has been established with a view to attracting and retaining people critical to the Corporation’s short and long-term success and to continuing to provide to such people with compensation that is in accordance with existing market standards generally.

Compensation for the Company’s Named Executive Officers is comprised of a base compensation, performance bonus, option-based awards granted under the Option Plan, restricted share unit-based awards granted under the RSU Plan and fringe benefits or any combination of these elements.
Through its compensation practices, the Corporation seeks to provide value to its Shareholders through a strong executive leadership. Specifically, the Company’s Named Executive Officers compensation structure seeks to: (i) attract and retain talented and experienced executives necessary to achieve the Company’s strategic objectives; (ii) motivate and reward Named Executive Officers whose knowledge, skills and performance are critical to the Company’s success; (iii) align the interests of the Company’s Named Executive Officers and shareholders by motivating executives to increase shareholder value, and (iv) provide a competitive compensation package in which a significant portion of total compensation is determined by corporate and individual results, the creation of shareholder value and the creation of a shared commitment among Named Executive Officers by coordinating their corporate and individual goals.
Within the context of the overall objectives of the Company’s compensation practices, the Company determined the specific amounts of compensation to be paid to each of the Named Executive Officers for the fiscal years ended July 31, 2024 and July 31, 2025 based on a number of factors, including: (i) the Company’s understanding of the amount of compensation generally paid by similarly situated companies to the named executive officers with similar roles and responsibilities; (ii) the Company’s executives’ performance during the fiscal year in general and as measured against predetermined corporate and individual performance goals; (iii) the roles and responsibilities of the Company’s Named Executive Officers; (iv) the individual experience and skills of, and expected contributions from the Company’s executive officers; (v) the amounts of compensation being paid to the Company’s other executive officers; and (vi) any other contractual commitments that the Company has made to its Named Executive Officers regarding compensation.
Compensation Governance and Process
On November 12, 2019, the Board of Directors created the Human Resources Committee. Members of the Human Resources Committee analyze, review and recommend to the Board of Directors recommendations about the compensation of the named executive officers.
Elements of Compensation
Our executive compensation program consists of three principal components: base salaries, annual incentive compensation and benefits, and long-term compensation.
Base Salaries
The Company’s approach is to pay its Named Executive Officers base compensation that is competitive with those of other executives in similar businesses. The Corporation believes that a competitive base compensation is a necessary element of any compensation program that is designed to attract and retain talented and experienced executives. The Corporation also believes that attractive base compensations can motivate and reward executives for their overall performance. The base compensation of each Named Executive Officer is reviewed annually and may be adjusted in accordance with the terms of such Named Executive Officers’ employment.
Annual Incentive Compensation and Benefits
The Named Executive Officers may be entitled to receive an annual bonus based on corporate and individual performance in the context of the overall performance of the Company. Individual target bonuses, which are established by the Board of Directors, on recommendation of the Human Resources Committee, can be up to 100% of the base compensation of the Named Executive Officer. Bonuses granted to Named Executive Officers are recommended by the Human Resources Committee to the Board of Directors, which ultimately approves the award of such bonuses. Bonuses are established, among others, on the following criteria: financing, human resources, budget and cost control and permitting and development of projects.
During the fiscal year ended July 31, 2024, a performance bonus of CAD$75,000, approved by the Board of Directors in November 2023, was paid to Mrs Laurin, the Interim CFO and Controller of the Corporation.

The Board of Directors underlined that Mrs Laurin, since 2015, has never been granted a cash bonus for her performance and that she was a key person within the organization.
Long-Term Compensation
The long-term component of compensation for our NEOs, consists of stock options. This component of compensation is intended to reinforce management’s commitment to long-term improvements in our performance.
The Company’s granting of stock options to Named Executive Officers under the Option Plan is a method of compensation which is used to attract and retain personnel and to provide an incentive to participate in the long-term development of the Company and to increase shareholder value. The relative emphasis of stock options for compensating Named Executive Officers will generally vary depending on the number of Common Shares of the Company held by such people and the number of stock options that is outstanding from time to time. The Company generally expects future grants of stock options should be based on the following factors: (i) the terms and conditions of the employment agreements of Named Executive Officers; (ii) the executive’s past performance; (iii) the executive’s anticipated future contribution; (iv) the prior Stock Option grants to such executive; (v) the percentage of outstanding equity owned by the executive; (vi) the level of vested and unvested stock options and (vii) the market practices and the executive’s responsibilities and performance. The Company has not set specific target levels for the granting of stock options to Named Executive Officers but seeks to be competitive with similar companies.
Summary Compensation Table
The following table details, in CAD$, all compensation paid to the Named Executive Officers and directors for the fiscal years ended July 31, 2025, and July 31, 2024.

Table of Compensation Excluding Compensation Securities
Name and position	Year	Salary, Consulting Fee, Retainer or Commission $	Bonus $	Committee or meeting fee $	Value of Perquisites $	Value of all Other Compensation $	TOTAL COMPENSATION: $
Luc Gregoire EVP, Strategy, former President and Chief Executive Officer of the Corporation and director of the Corporation(2)	2025	549,161	—	—	—	51,032	600,193
	2024	390,164	266,667	—	—	5,374	662,205
Pierre J. Montanaro Former President of Altius and former Director of the Corporation(3)	2025	300,000	—	—	14,685	—	314,685
	2024	333,013	150,000	—	13,341	—	496,354
André P. Boulet CEO, Former Chief Scientific Officer, Chief Operating Officer and Chairman of the Board of Directors of the Corporation(4)(5)(15)(16)	2025	450,000	—	—	14,095	45,981	510,076
	2024	430,962	180,000	—	18,838	33,189	662,989
Colette Laurin Former Interim Chief Financial Officer and Controller of the Corporation(6)(7)(8)	2025	218,077	—	—	618	2,188	220,883
	2024	182,885	75,000	—	1,680	—	259,565
Louis Flamand Director of the Corporation(9)	2025	—	—	—	—	3,100	3,100
	2024	—	—	—	—	—	—
Jean Forcione Director of the Corporation(10)	2025	—	—	—	—	—	—
	2024	—	—	—	—	—	—
Edouard Dahl Director of the Corporation(11)	2025	—	—	—	—	—	—
	2024	—	—	—	—	—	—
David Charles Baker Director of the Corporation and former Non-Executive Chair of the Board of Directors of the Corporation(12)	2025	—	—	—	—	32,108	32,108
	2024	—	—	41,380	—	—	41,380
Kathryn J. Gregory Director of the Corporation(13)	2025	—	—	—	—	—	—
	2024	—	—	—	—	—	—
Tarique Saiyed Former Director and Former Secretary of the Corporation(14)	2025	250,000	—	—	—	—	250,000
	2024	250,000	—	—	—	—	250,000
Dennis Turpin Director of the Corporation	2025	—	—	—	—	—	—
	2024	—	—	—	—	—	—
Viktoria Krasteva Chief Financial Officer	2025	99,519	—	—	2,557	—	102,076
	2024	—	—	—	—	—	—

Notes:
(1)
No annual fees were paid to the directors, who were not employees of the Corporation, as compensation for their services, as directors and members of any Committee.

(2)
Mr. Grégoire is a Director of the Corporation since March 17, 2023. On December 1, 2023, Mr. Grégoire was appointed President and CEO of the Corporation. On December 1, 2023, Mr. Grégoire’s salary under the President and CEO of the Corporation was set to a yearly gross salary of USD$400,00 and no compensation as director of the Corporation. For fiscal year 2024, Mr. Grégoire received $390,164 and an amount of $5,374, representing a reimbursement of a portion of his medical insurance premiums. On October 7, 2024, the Board of Directors approved the payment of a cash bonus for Mr. Grégoire in the amount of $266,667. Although the cash bonus has been accrued in the Corporation financial statements for the fiscal year ended on July 31, 2024, Mr. Grégoire subsequently agreed to renounce to this cash bonus. On June 9, 2025, Mr. Gregoire was appointed Executive Vice-President Strategy of the Corporation. For fiscal year 2025 Mr. Gregoire received salary of $549,161 and $51,032 for reimbursement of contributions for medical insurance and retirement savings plan.

(3)
Mr. Montanaro was a Director of the Corporation from February 25, 2022 to February 20, 2024. Mr. Montanaro was President and CEO of the Corporation from August 24, 2022 to December 1, 2023, with a yearly gross salary of $400,000. He was appointed President of Altius on December 1, 2023. Mr. Pierre J. Montanaro ceased to be a Board member on February 20, 2024 but remained President of Altius. On December 1, 2023, Mr. Montanaro’s salary under the President of Altius Healthcare Inc, was set to a yearly gross salary of $300,000. For fiscal year ended July 31, 2024, he received $333,013 and an amount of $13,341 representing Mr. Montanaro’s car and phone usage fees allowance and medical expenses as set forth in the President of Altius Healthcare’s Agreement. On October 8, 2024, the Board of Directors approved the payment of a cash bonus in the amount of $150,000. Although the accrued in the Corporation financial statement ended on July 31, 2024, Mr. Montanaro subsequently agreed to renounce this cash bonus.
In 2025 Mr. Montanaro received salary of $300,000 and $13,341 for reimbursement of his car, medical and phone charges as set forth in the President of Altius Healthcare’s Agreement. Mr. Montanaro’s employment contract ended on October 31, 2025 and he received a severance payment of $300,000 in December 2025. Mr. Boulet has served as a Director of the Corporation since March 2015. Mr. Boulet was President and CEO of the Corporation until August 24, 2022. Mr. Boulet was then appointed as CSO of the Corporation. On June 3, 2024, Mr. Boulet was also appointed chairman of the Board of Directors and chief operating officer. On June 9, 2025, Mr. Boulet was appointed CEO and CSO of the Corporation.
(4)
For fiscal year ended July 31, 2024, Mr. Boulet received $430,962 as CSO and Chief Operating Officer of the Corporation and no compensation as director of the Corporation. On October 8, 2024, the Board of Directors proved the payment of a cash bonus in the amount of $180,000. Although the cash bonus has been accrued in the Corporation financial statements for the fiscal year ended on July 31, 2024, Mr. Boulet subsequently agreed to renounce this cash bonus. In 2025 Mr. Boulet received salary of $450,000.

(5)
Since May 2017, Mrs. Laurin has served as Controller of the Corporation.

(6)
An addendum to the Controller Agreement (hereinafter defined) entered into on February 28, 2020 between the Corporation and Mrs. Laurin, effective retrospectively from August 1, 2019, pursuant to which Mrs. Laurin’s yearly gross salary was amended to $65,000. The retrospective adjustment for the period August 1, 2019 to February 28, 2020 and totaling $19,000 was paid during the fiscal year ended July 31, 2021. On December 21, 2021, the Board of Directors of the Corporation approved to increase Mrs. Laurin’s salary as Interim CFO and Controller of the Corporation to a yearly gross salary of $180,000, retroactive to November 1st, 2021. On June 20, 2024, the Board of Directors of the Corporation approved to increase Mrs. Laurin’s salary as Interim CFO and Controller of the Corporation to a yearly gross salary of $210,000. On October 8, 2024, the Board of Directors approved the payment of a cash bonus to Mrs. Laurin in the amount of $84,000. Although the cash bonus has been accrued in the Corporation financial statements for the fiscal year ended on July 31, 2024, Mrs. Laurin subsequently agreed to renounce to this cash bonus.

(7)
For fiscal year ended July 31, 2024, Mrs. Laurin received $182,885 as Interim CFO and Controller of the Corporation. In October 2024 Mrs Laurin resigned from her position as Interim CFO but continues to provide finance related consulting services effective June 30, 2025. In 2025 Mrs Laurin received salary 228,293 and consulting fees of $2,188 as well as phone reimbursement of $618.

(8)
Mr. Flamand is a Director of the Corporation since May 25, 2017. For the fiscal year ended July 31, 2024, a total of $4,000 was paid to Mr. Flamand for his attendance at various committees and Board meetings. For the fiscal year ended July 31, 2025, no amount was paid to Mr. Flamand for his attendance at various committees and Board meetings.

(9)
Mr. Forcione is a Director of the Corporation since May 12, 2023.

(10)
Mr. Dahl is a Director of the Corporation since May 12, 2023.

(11)
Mr. Baker is a Director of the Corporation since May 12, 2023. For the fiscal year ended July 31, 2024, a total of $41,380, was paid to Mr Baker as compensation for his role as Chairman of the Board of Directors. A consultation fee of $31,108 was paid to Mr Baker in for the fiscal year ended July 31, 2025.

(12)
Mrs. Gregory is a Director of the Corporation since February 28, 2024.

(13)
Mr. Saiyed has served as Director and Secretary of the Corporation from January 29, 2019 to October 7, 2021. For the fiscal years ended July 31, 2024, and 2025, a total of $250,000 per year was paid to Mr. Saiyed for consulting fees related to the management of Altius Healthcare’s operations.

(14)
The perquisite amounts paid on behalf of Mr. Boulet represent his car and phone usage fees as set forth in the President and CEO Agreement (hereinafter defined).

(15)
The other compensation amounts for Mr. Boulet represent Registered Retirement Savings Plan contribution paid by the Corporation as well as the medical expenses reimbursed to Mr. Boulet, as stipulated in his employment contract.

Employment and Consulting Agreements
The following summarizes the key salient terms of the employment and consulting agreements between us and our NEOs in force as of February 2, 2026.
André P. Boulet
An amended and restated executive employment agreement was entered into on June 9, 2025, between the Corporation and Mr. André P. Boulet as CEO and CSO of the Corporation (the “CEO/CSO Agreement”). As per the CEO/CSO Agreement, the employment of Mr. Boulet is for an indeterminate term.
Under the CEO/CSO Agreement, Mr. Boulet’s yearly gross salary is CAD$450,000 initially. The salary will automatically increase to USD$500,000 upon the listing of the Company’s publicly tradeable Common Shares on the NYSE, NYSE-American or NASDAQ with net proceeds of USD$20,000,000 or greater.

The CEO/CSO Agreement also provides that Mr. Boulet is eligible to a bonus according to the parameters and guidelines to be established annually by the Human Resources Committee.
Mr. Boulet benefits from the Corporation’s executive benefits generally including healthcare benefits, and for which he is eligible pursuant to the terms and conditions of the relevant plans. The Corporation will reimburse Mr. Boulet for all and necessary business expenses including all cellular telephone, tablets and any other equipment required to fulfill his duties and obligations under the CEO/CSO Agreement. The cost of use of such equipment is being entirely supported by the Corporation.
The Corporation will provide Mr. Boulet a car of his own choice for rental payments not exceeding $1,100 per month plus taxes. All expenses (including gasoline) will be paid by the Corporation.
On an annual basis, the Corporation will contribute to Mr. Boulet’s Registered Retirement Saving Plan to the fullest amount permissible under the Canadian laws.
Mr. Boulet is entitled to four (4) weeks of paid vacations per year.
The CEO/CSO Agreement also provides the following:
(a)
the Corporation may, for serious reasons, terminate at any time, the employment of Mr. Boulet. In such a case, the CEO/CSO Agreement will be terminated, and the Corporation shall pay to Mr. Boulet the base salary then in force, prorated to the date of termination and any amount due and not yet paid pursuant to the CEO/CSO Agreement. Any other compensation provided under the CEO/CSO Agreement shall cease as of the termination date;

(b)
the Corporation may also, without serious reason, terminate at any time the employment of Mr. Boulet. In such a case, the Corporation shall provide Mr. Boulet with a written notice of termination, and he will be entitled to receive a payment representing twelve (12) months of salary and the value of the personal benefits to which he was entitled as an employee of the Corporation payable in eighteen (18) monthly instalments. If Mr. Boulet is subject to a constructive dismissal (as such term is defined in the CEO/CSO Agreement), he shall be entitled to the same severance benefits as in the case of a termination without cause;

(c)
Mr. Boulet may, at any time, resign from his employment for any reason. In such case, the CEO/CSO Agreement will be terminated, and the Corporation will have no obligation to pay Mr. Boulet any indemnity or compensation whatsoever;

(d)
If a change in control (as such a term is defined in the CEO/CSO Agreement) occurs and the employment of Mr. Boulet is terminated by the Corporation within twelve (12) months of such Change in Control, Mr. Boulet shall be entitled to receive a severance payment of eighteen (18) months and other benefits, payable in eighteen (18) monthly instalments.

On August 24, 2022, the Boulet President and CEO Agreement was amended since Mr. Boulet was, since August 24, 2022, acting as CSO of the Company. On June 9, 2025 the CSO Agreement was amended to become CEO and CSO with base salary of CAD$450,000. His working conditions remained unchanged.
Dennis Turpin
An employment agreement was entered into as of February 2, 2026, between the Corporation and Mr. Dennis Turpin, Chief Financial Officer of the Corporation (the “CFO Agreement”). The CFO Agreement provides for an indeterminate term. The CFO Agreement provides that the Corporation will pay Mr. Turpin an initial yearly gross salary of $325,000. The CFO Agreement also provides that Mr. Turpin is eligible to a bonus according to the parameters and guidelines to be established annually by the Human Resources Committee.
Mr. Turpin benefits from the Corporation’s executive benefits generally including healthcare benefits, and for which he is eligible pursuant to the terms and conditions of the relevant plans. The Corporation will reimburse Mr. Turpin for all and necessary business expenses including all cellular telephone, tablets and any other equipment required to fulfill his duties and obligations under the CFO Agreement. The cost of use of such equipment is being entirely supported by the Corporation.

Mr. Turpin is entitled to four weeks of paid vacations per year. The Corporation granted to Mr. Turpin stock options to purchase 25,000 Common Shares of the Corporation at an exercise price equal to $11.50 per share under the Regime. The stock options were fully vested at the grant date and a duration of 10 years.
The CFO Agreement also provides the following:
(a)   the Corporation may, for serious reason, terminate at any time, the employment of Mr. Turpin. In such case, the CFO Agreement will be terminated and the Corporation shall pay to Mr. Turpin the base salary then in force, prorated to the date of termination and any amount due and not yet paid pursuant to the CFO Agreement. Any other compensation provided for under the President Agreement shall cease as of the termination date;
(b)   the Corporation may also, without serious reason, terminate at any time the employment of Mr. Turpin. In such case, the Corporation shall provide Mr. Turpin with a written notice of termination and he will be entitled to receive nine months of salary and the bonus, if any;
(c)   Mr. Turpin may, at any time, resign from his employment for any reason. In such case, the CFO Agreement will be terminated and the Corporation will have no obligation to pay Mr. Turpin any indemnity or compensation whatsoever.
As per the CFO Agreement, Mr. Turpin must always comply with the confidentiality provisions during the duration of the CFO Agreement or following its termination. He must also comply with the non-competition provisions which will continue to be effective for a period of twelve months following the termination of his employment for any reason. Also, for the term of his employment agreement, Mr. Turpin may not act as an officer, director, stockholder, partner, proprietor, associate, representative, consultant, or otherwise engage with a corporation that competes directly with the Corporation, but may hold less than two percent (2%) of the publicly traded securities having voting right of any corporation carrying the same business as the Corporation.
Viktoria Krasteva
An executive employment agreement was entered into on January 17, 2025, between the Corporation and Ms. Viktoria Krasteva as CFO of the Corporation (the “CFO Agreement”). Viktoria Krasteva resigned as CFO of the Corporation effective February 2, 2026. Under the CFO Agreement, Ms. Krasteva’s yearly gross salary was CAD$225,000 initially.
Ms. Krasteva was eligible for a bonus according to the parameters and guidelines to be established annually by the Human Resources Committee.
Ms. Krasteva benefits from the Corporation’s executive benefits generally included healthcare benefits, and for which she was eligible pursuant to the terms and conditions of the relevant plans. The Corporation reimbursed Ms. Krasteva for all and necessary business expenses including all cellular telephone, tablets and any other equipment required to fulfill her duties and obligations under the CFO Agreement.
Ms. Krasteva was entitled to four (4) weeks of paid vacations per year.
The CFO Agreement also provided the following:
(a)
the Corporation was able to, for serious reasons, terminate at any time, the employment of Ms. Krasteva. In such a case, the CFO Agreement would be terminated, and the Corporation would be required to pay to Ms. Krasteva the base salary then in force, prorated to the date of termination and any amount due and not yet paid pursuant to the CFO Agreement. Any other compensation provided under the CFO Agreement would cease as of the termination date;

(b)
the Corporation was also able to, without serious reason, terminate at any time the employment of Ms. Krasteva. In such a case, the Corporation would be required to provide Ms. Krasteva with a written notice of termination, and she would be entitled to receive a payment representing six (6) months of salary and the value of the personal benefits to which she was entitled as an employee of the Corporation.

(c)
Ms. Krasteva was able to, at any time, resign from her employment for any reason. In such case, the CFO Agreement would be terminated, and the Corporation would have no obligation to pay Ms. Krasteva any indemnity or compensation whatsoever.

Luc Grégoire
An amended and restated executive employment agreement was entered into on June 9, 2025, between the Corporation and Mr. Luc Gregoire as Executive Vice President Strategy of the Corporation (the “EVP Strategy Agreement”). As per the EVP Strategy Agreement, the employment of Mr. Grégoire is for an indeterminate term. Mr. Grégoire’s yearly gross salary is USD$81,600.
Mr. Gregoire shall be entitled to receive a bonus equal to 3.0% of the gross proceeds from any Private Financing in which Executive acted as the primary or lead point of contact for the relevant private investor(s). For the purposes of this provision, Private Financing refers to any investment in the Company’s equity or debt securities by private investors made pursuant to an exemption from prospectus requirements under any applicable securities laws. The bonus shall only be payable in respect of funds invested by private investors who were directly introduced to the Company by Executive and with whom Executive had a material role in initiating and securing the investment. Upon reasonable request, the Company shall confirm whether any such private investors had prior contact or engagement with the Company or its representatives before the Executive’s introduction. No bonus shall be payable for investments made by private investors (excluding this Offering) who had been previously contacted, solicited, or engaged by the Company or any of its agents or representatives prior to the Executive’s involvement.
Mr. Gregoire shall be entitled to receive a performance bonus based on the total transaction value of any “Pharmaceutical Company Financing” (as defined below) secured through a strategic partnership, calculated as follows:
•
0.5% on any transaction below USD $50 million

•
1.0% on the first USD $50 million

•
0.5% on the second USD $50 million

•
0.25% on the third USD $50 million

•
0.1% on all amounts exceeding USD $150 million

For purposes of this provision, “Pharmaceutical Company Financing” includes any agreement involving upfront payments, royalties, research milestones, or other forms of strategic investment from a pharmaceutical company.
Performance bonus subject to the discretion and approval of the Company’s Board of Directors including:
(i)
transactions in which Executive participates as part of the normal course of the Company’s operations, or

(ii)
transactions related to a stock exchange uplisting.

Mr. Grégoire benefits from the Corporation’s executive benefits generally including healthcare benefits, and for which he is eligible pursuant to the terms and conditions of the relevant plans. The Corporation will reimburse to Mr. Grégoire fifty-five percent (55%) of the personal healthcare premiums for all executive and his family’s healthcare expenses (dental, eye care, medicines, etc.) associated with a medical insurance plan typical for executives in the industry in the United States. The Corporation shall make reasonable efforts to establish a retirement plan in the United States that is commensurate with the retirement plan offered to Canadian executives.
The Corporation will reimburse Mr. Grégoire for all and necessary business expenses including all cellular telephones, tablets and any other equipment required to fulfill his duties and obligations under the EVP Strategy Agreement. The cost of use of such equipment is being entirely supported by the Corporation.
The EVP Strategy Agreement also provides the following:

(a)
the Corporation may, for serious reasons, terminate at any time, the employment of Mr. Grégoire. In such case, the EVP Strategy Agreement will be terminated, and the Corporation shall pay Mr. Grégoire the base salary then in force, prorated to the date of termination and any amount due and not yet paid pursuant to the EVP Strategy Agreement. Any other compensation provided for under the EVP Strategy Agreement shall cease as of the termination date.

(b)
the Corporation may also, without serious reason, terminate at any time the employment of Mr. Grégoire. In such a case, the Corporation shall provide Mr. Grégoire with a written notice of termination and he will be entitled to receive a severance payment equal to twelve (12) months of salary and the value of the personal benefits to which he was entitled as an employee of the Corporation payable in eighteen (18) monthly instalments. If Mr. Grégoire is subject to a constructive dismissal (as such term is defined in the EVP Strategy Agreement), he shall be entitled to the same severance benefits as in the case of a termination without cause;

(c)
Mr. Grégoire may, at any time, resign from his employment for any reason. In such case, the EVP Strategy Agreement will be terminated and the Corporation will have no obligation to pay Mr. Grégoire any indemnity or compensation whatsoever;

(d)
If a change in control (as such term is defined in the EVP Strategy Agreement) occurs and the employment of Mr. Grégoire is terminated by the Corporation or he voluntarily terminates his employment with the Corporation within twelve (12) months of such Change in Control, Mr. Grégoire shall be entitled to receive a severance payment equal to severance payment equal to eighteen (18) months, of his then current annual salary and target bonus and the other benefits payable in eighteen (18) monthly instalments.

Pierre Montanaro
An employment agreement entered into on August 26, 2023, between the Corporation and Mr. Pierre Montanaro, then President and CEO of the Corporation was replaced by a new employment agreement entered into on December 1, 2023 (the “President Agreement”). Mr. Montanaro was appointed President of Altius. As per the President Agreement, the employment of Mr. Montanaro is for an indeterminate term. Under the President Agreement, Mr. Montanaro’s yearly gross salary is CAD$300,000 initially. The President Agreement also provides that Mr. Montanaro is eligible to a bonus according to the parameters and guidelines to be established annually by the Human Resources Committee.
Mr. Montanaro’s employment contract ended on October 31, 2025 and he received a severance payment of $300,000 in December 2025. Mr. Montanaro benefits from the Corporation’s executive benefits generally including healthcare benefits, and for which he is eligible pursuant to the terms and conditions of the relevant plans. The Corporation will reimburse Mr. Montanaro for all and necessary business expenses including all cellular telephone, tablets and any other equipment required to fulfill his duties and obligations under the President Agreement. The cost of use of such equipment is being entirely supported by the Corporation.
The Corporation will provide Mr. Montanaro a car of his own choice for rental payments not exceeding CAD$900 per month plus taxes. All expenses (including gasoline) will be paid by the Corporation.
Mr. Montanaro is entitled to six (6) weeks of paid vacation per year.
The President Agreement also provides the following:
(a)
the Corporation may, for serious reasons, terminate at any time, the employment of Mr. Montanaro. In such case, the President Agreement will be terminated, and the Corporation shall pay to Mr. Montanaro the base salary then in force, prorated to the date of termination and any amount due and not yet paid pursuant to the President Agreement. Any other compensation provided for under the President Agreement shall cease as of the termination date;

(b)
the Corporation may also, without serious reason, terminate at any time the employment of Mr. Montanaro. In such a case, the Corporation shall provide Mr. Montanaro with a written notice of termination, and he will be entitled to receive a lump sum representing twelve (12) months of salary and the value of the personal benefits to which he was entitled as an employee of the

Corporation payable in eighteen (18) monthly instalments. If Mr. Montanaro is subject to a constructive dismissal (as such term is defined in the President Agreement), he shall be entitled to the same severance benefits as in the case of a termination without cause;
(c)
Mr. Montanaro may, at any time, resign from his employment for any reason. In such case, the President Agreement will be terminated, and the Corporation will have no obligation to pay Mr. Montanaro any indemnity or compensation whatsoever;

(d)
If a change in control (as such term is defined in the President Agreement) occurs and the employment of Mr. Montanaro is terminated by the Corporation within twelve (12) months of such Change in Control, Mr. Montanaro shall be entitled to receive a lump sum representing eighteen (18) months of salary and twelve (12) months for the other benefits payable in eighteen (18) monthly instalments.

Outstanding Equity Awards on July 31, 2025 and Value Vested or Earned During the Year ended July 31, 2025
The following table lays out all compensation securities granted or issued to the Named Executive Officers and directors by the Company during the fiscal years ended July 31, 2025 and 2024 for services provided or to be provided, directly or indirectly, to the Company or any of its subsidiary.
Currency is presented in CAD$.

Compensation Securities
Name and Position	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities(19) and Percentage of Class(20)	Date of Issue or Grant	Issue, Conversion or Exercise Price ($)	Closing Price of Security or Underlying Security on Date of Grant ($)	Closing Price of Security or Underlying Security at Year End ($)	Expiry Date
Luc Grégoire, EVP Strategy, Former President and Chief Executive Officer of the Corporation and director of the Corporation(1)	Stock Options	18,518	October 8, 2024	9.60	9.60	9.00	October 8, 2034
		48,910	February 21, 2024	9.00	9.00	9.00	February 21, 2034
		48,910	December 1, 2023	7.50	7.50	9.00	December 1, 2033
		4.71%
Pierre J. Montanaro, Former President of Altius and former Director of the Corporation(2)	Stock Options	20,833	October 8, 2024	9.60	9.60	9.0	October 8, 2034
		1,666	October 10, 2023	7.50	7.50	9.0	December 1, 2033
		0.91%
André P. Boulet, CEO, Former Chief Scientific Officer, Chief Operating Officer and Chairman of the Board of Directors of the Corporation(3)	Stock Options	15,625	October 8, 2024	9.60	9.60	9.00	October 8, 2034
		0.63%
Colette Laurin, Former Interim Chief Financial Officer and Controller of the Corporation(4)	Stock Options	—	—	—	—	—	—
Louis Flamand, Director of the Corporation(5)	Stock Options	5,119	December 23, 2024	11.40	11.40	9.00	December 23, 2034
		0.21%
Jean Forcione, Director of the Corporation(6)	Stock Options	5,119	December 23, 2024	11.40	11.40	9.00	September 30, 2026
		0.21%
Edouard Dahl, Director of the Corporation(7)	Stock Options	5,119	December 23, 2024	11.40	11.40	9.00	December 23, 2034
		0.21%
David Charles Baker Director of the Corporation and former Non-Executive Chair of the Board of Directors of the Corporation(8)	Stock Options	12,183	December 1, 2033	7.50	7.50	9.00	December 1, 2033
		5,119	December 23, 2024	11.40	11.40	9.00	December 23, 2034
		0.70%
Kathryn J. Gregory Director of the Corporation(9)	Stock Options	5,119	December 23, 2024	11.40	11.40	9.00	December 23, 2034
		833	February 29, 2024	12.60	12.60	12.60	February 29, 2034
		0.24%
Sybil Dahan, Former Director and Chair of the Board of the Corporation, and Former President of Altius(10)	Stock Options	—	—	—	—	—	—
Terry L. Fretz, Former Director of the Corporation(11)	Stock Options	—	—	—	—	—	—
Guy Dancosse, Former Director of the Corporation(12)	Stock Options	—	—	—	—	—	—
Erick Shields Former Director of the Corporation and Chief Commercial Officer of Altius(13)	Stock Options	—	—	—	—	—	—
Martin Moreau Former Director of the Corporation and former Vice President Finance of the Corporation(14)	Stock Options	—	—	—	—	—	—

Name and Position	Type of Compensation Security	Number of Compensation Securities, Number of Underlying Securities(19) and Percentage of Class(20)	Date of Issue or Grant	Issue, Conversion or Exercise Price ($)	Closing Price of Security or Underlying Security on Date of Grant ($)	Closing Price of Security or Underlying Security at Year End ($)	Expiry Date
Denis Poirier Former Director of the Corporation(15)	Stock Options	—	—	—	—	—	—
Tarique Saiyed, Former Director and Former	Stock Options	—	—	—	—	—	—
Dennis Turpin, Director of the Corporation	Stock Options	7,309	June 9, 2025	9.00	9.00	9.00	June 9, 2035
		0.30%
Viktoria Krasteva, CFO	Stock Options	8,333	June 9, 2025	9.00	9.00	9.00	June 9, 2035
		0.34%

Notes:
(1)
As of July 31, 2025, Mr. Grégoire held a total of 117,171 stock options (117,171 vested) entitling him to acquire 117,171 Shares of the Corporation.

(2)
As of July 31, 2025, Mr. Montanaro held a total of 31,665 stock options (31,665 vested) entitling him to acquire 31,665 Shares of the Corporation.

(3)
As of July 31, 2025, Mr. Boulet held a total of 51,875 stock options (51,875 vested) entitling him to acquire 51,875 Shares of the Corporation.

(4)
As of July 31, 2025, Mrs. Laurin held a total of 13,165 stock options (13,165 vested) entitling her to acquire 13,165 Shares of the Corporation.

(5)
As of July 31, 2025, Mr. Flamand held a total of 11,534 stock options (11,534 vested) entitling him to acquire 11,534 Shares of the Corporation.

(6)
As of July 31, 2025, Mr. Forcione held a total of 5,952 stock options (5,952 vested) entitling him to acquire 5,952 Shares of the Corporation.

(7)
As of July 31, 2025, Mr. Dahl held a total of 5,952 stock options (5,952 vested) entitling him to acquire 5,952 Shares of the Corporation.

(8)
As of July 31, 2025, Mr. Baker held a total of 18,135 stock options (18,135 vested) entitling him to acquire 18,135 Shares of the Corporation.

(9)
As of July 31, 2025, Mrs. Gregory held a total of 5,952 stock options (5,952 vested) entitling her to acquire 5,952 Shares of the Corporation

(10)
As of July 31, 2025, Mrs. Dahan held no stock options (0 vested) entitling him to acquire 0 Shares of the Corporation, given that 10,000 stock options expired in 2024.

(11)
As of July 31, 2025, Mr. Fretz held a total of 0 stock options (0 vested) entitling him to acquire 0 Shares of the Corporation given that 13,041 stock options expired in 2024.

(12)
As of July 31, 2025, Mr. Dancosse held no stock options (0 vested) entitling him to acquire 0 Shares of the Corporation, given that 11,458 stock options expired in 2024.

(13)
As of July 31, 2025, Mr. Shields held a total of 2,250 stock options (2,250 vested) entitling him to acquire 2,250 Shares of the Corporation.

(14)
As of July 31, 2025, Mr. Moreau held no stock options (0 vested) entitling him to acquire 0 Shares of the Corporation, given that 3,333 stock options expired in 2024.

(15)
As of July 31, 2024, Mr. Poirier held no stock options (0 vested) entitling him to acquire 0 Shares of the Corporation, given that 833 stock options expired in 2024.

(16)
As of July 31, 2025, Mr. Saiyed held a total of 21,665 stock options (21,665 vested) entitling him to acquire 21,665 Shares of the Corporation.

(17)
As of July 31, 2025, Mr. Turpin held a total of 7,309 stock options (7,309 vested) entitling him to acquire 7,309 Shares of the Corporation.

(18)
As of July 31, 2025, Mrs. Krasteva held a total of 8,333 stock options (1,667 vested) entitling her to acquire 8,333 Shares of the Corporation.

(19)
Each stock option entitles the holder thereof to acquire one Share of the Corporation.

(20)
The calculation of the percentage of class shown in the table is made on an undiluted basis and takes into account the number of issued and outstanding Shares of the Corporation as of the date of this Prospectus.

During the fiscal year ended July 31, 2025, no stock options were exercised by a Corporation’s Named Executive Officer and director.
Compensation of Directors
The Company does not currently make cash payments to directors for their services as Board Members or members of different committees. During the fiscal year ended July 31, 2025, no annual fees were paid to the directors, who were not employees of the Company, as compensation for their services, as directors and members of the Audit Committee or the Human Resources Committee. It is the intention of the Company to begin paying cash compensation to all independent Board Members consistent with what is paid by other similarly situated public companies upon successful uplisting to the NASDAQ or NYSE. The Company also have the intention to make cash payments to an independent Board member in the current and coming months being full time dedicated to special projects including the uplisting of the Company.
Each director is eligible to receive stock options pursuant to the Option Plan. During the fiscal year ended July 31, 2025, a total of 32,904 stock options were granted to directors of the Company.
Equity Compensation Plans
Option Plan Description
On March 27, 2026, the Board of Directors adopted the Option Plan, under which the Board of Directors may grant stock options to (a) an employee, officer, director or consultant of the Corporation or any subsidiary thereof and to (b) a person employed to perform investor relations activities (the “Eligible Participants”). The Option Plan has been prepared so as to meet the requirements of the TSXV.
Under the Option Plan, 553,146 Shares, corresponding to 20% of the number of outstanding Shares of the Corporation as of January 22, 2026, are reserved for the grant of stock options. On this basis and according to the policies of the TSXV, the Option Plan, qualified as a fixed up to 20% stock option plan, must be approved by disinterested Shareholders of the Corporation when any amendment to the Option Plan and is also subject to the TSXV’s approval. The only proposed amendment to the Option Plan is to update the number of Shares reserved under the Option Plan.
The purpose of the Option Plan is to provide the Corporation with a share-based mechanism to attract, motivate and retain Eligible Participants whose skills, performance and loyalty to the Corporation or any of its subsidiaries, as the case may be, are necessary to its success, image, reputation or activities.
For the purposes of the Option Plan description, capitalized terms used herein that are not otherwise defined shall have the meanings ascribed thereto in Schedule A of the Option Plan. The material terms of the Option Plan are as follows:
The material terms of the Option Plan are as follows:
1.
The maximum number of Shares which may be issued for all purposes under this Option Plan shall be equal to 553,146 Shares. If any Stock Option granted hereunder is settled in cash, cancelled, terminated, expired, surrendered, or forfeited for any reason in accordance with the terms of this Option Plan without being exercised, the unpurchased Shares subject thereto shall again be available for the purpose of this Option Plan.

2.
The Board of Directors may, in its sole discretion, determine to which Eligible Participants Stock Options will be granted and the number of Shares reserved for issuance pursuant to the Stock Options.

3.
Subject to provisions of the Option Plan, the Expiry Date of a Stock Option shall be the 10th anniversary of the Date of Grant unless a shorter period of time is otherwise set by the Board of Directors and set forth in the Notice of Grant at the time the particular Stock Option is granted.

4.
Subject to provisions of the Option Plan, the Vesting Dates of the Stock Options shall correspond to the vesting periods determined by the Board of Directors at the time of grant of such Stock Options, as set out in the Notice of Grant.

5.
The Board of Directors, in its sole discretion, determines the Exercise Price of the Shares underlying the Stock Options, for which Exercise Price shall not be lower than USD$0.05 per Share in accordance with the policies of the Exchange. The Exercise Price is established based on the market price of the Shares at the closing of the Exchange on the exchange day immediately preceding the Date of Grant, provided that if the Stock Options were granted to an officer, a director or a person employed to provide investor relations activities, a news release was issued to fix the price or if no Shares were negotiated on this day, the arithmetic average of the last bid and ask prices of the Shares on the Exchange.

6.
Stock Options (and any rights thereunder) shall be non-assignable and non-transferable unless by legacy or inheritance. Stock Options may be exercised only by the Option holder’s legal representative within the first year following the Option holder’s death.

7.
Subject to provisions of the Option Plan, no Stock Option may be granted to an Eligible Participant (and to any companies that are wholly owned by that person) if the Shares reserved for issuance with respect to such grant and the Stock Options combined with the Shares reserved for all of the Corporation’s other security-based compensation mechanisms, already granted exceed, in a twelve (12) month period, 10% of all the issued and outstanding Shares, calculated at the Date of Grant of such Stock Options, subject to the Corporation obtaining the requisite disinterested shareholder approval in accordance with the policies of the Exchange.

8.
The total number of Stock Options to be granted to any Consultant in a twelve (12) month period must not exceed 2% of all the issued and outstanding Shares of the Corporation combined with the Shares reserved for all of the Corporation’s other security-based compensation mechanisms, calculated at the Date of Grant of such Stock Options to such Consultant.

9.
The total number of Stock Options to be granted to all people employed to provide investor relations activities, in a twelve (12) month period, must not exceed 2% of all the issued and outstanding Shares of the Corporation, calculated at the Date of Grant of such Stock Options. Stock Options granted to consultants performing investor relations activities must vest in stages over twelve (12) months with no more than 1∕4 of the Stock Options vesting in any three (3) month period. No acceleration of the vesting provision is allowed without prior Exchange acceptance, in connection with Stock Options held by consultant performing investor relations activities.

10.
The total number of Stock Options to be granted to Insiders (as a group), must not exceed 20% of all the issued and outstanding Shares of the Corporation combined with the Shares reserved for all of the Corporation’s other security-based compensation mechanisms, at any point in time and in any 12 month period calculated at the Date of Grant of such Stock Options, subject to the Corporation obtaining the requisite disinterested shareholder approval in accordance with the policies of the Exchange.

11.
The total number of Stock Options to be granted to Insiders (as a group), must not exceed 10% of all the issued and outstanding Shares of the Corporation combined with the Shares reserved for all of the Corporation’s other security-based compensation mechanisms, at any point in time, unless the Corporation has obtained the requisite disinterested Shareholder approval.

12.
The policies of the Exchange provides that the Corporation must obtain the approval of disinterested Shareholders considering that the Corporation wishes to have permission to i) grant to the Corporation’s Insiders (as a group), at any time and within a given 12 month period, a total number of Stock Options greater than 10% (i.e. 20%) of all the issued and outstanding Shares, this number being calculated at the Date of Grant of such Stock Options, combined with the Shares reserved for all of the Corporation’s other security-based compensation mechanisms; and ii) grant to Eligible Participants (and to any companies that are wholly owned by that person) a total number of Stock Options greater than 5% (i.e. 10%) of all the issued and outstanding Shares, in any 12 month period, this number being calculated at the Date of Grant of such Stock Options, combined with the Shares reserved for all of the Corporation’s other security-based compensation mechanisms.

13.
The Expiry Date of a Stock Option held by an Option holder that became vested prior to his or her death shall be the earlier of:

(i)
the Expiry Date shown on the relevant Notice of Grant; or

(ii)
one year following the Option holder’s death.

14.
Should a person employed to perform investor relations activities cease to be an Eligible Participant for any reason other than death (such as by reason of disability, resignation, dismissal or termination of contract), then the Expiry Date of its Stock Option vested at the latest on the date such person ceases to be an Eligible Participant (the “Date of Termination of Investor Relations Activities”), shall be the earlier of:

(i)
the Expiry Date shown on the relevant Notice of Grant; or

(ii)
30 days from the Date of Termination of Investor Relations Activities.

15.
Should a person cease to be an Eligible Participant for any reason other than death or the termination of investor relations activities (such as by reason of disability, resignation, dismissal or termination of contract), then the Expiry Date of its Stock Option vested at the latest on the date such person ceases to be an Eligible Participant (the “Termination Date”), shall be the earlier of:

(i)
the Expiry Date shown on the relevant Notice of Grant; or

(ii)
one year from the Termination Date.

16.
Notwithstanding anything to the contrary in Section 4 of the Option Plan, if an Eligible Participant who is an Employee or Consultant of the Corporation, or any of its subsidiaries, is terminated for cause (serious reason, as referenced in Article 2094 of the Civil Code of Québec), all Stock Options held by such Eligible Participant shall immediately terminate and become null, void and of no effect on the date on which the Corporation, or any of its subsidiaries, gives a notice of termination for cause to such Eligible Participant.

17.
Upon the announcement of any event considered as a Change of Control, the Corporation shall have the discretion, without the need to obtain the consent of the Option holders, to accelerate the Vesting Dates and/or the Expiry Dates of all outstanding Stock Options. The Corporation may accelerate one or more Option holder’s Vesting Dates and/or Expiry Dates without accelerating Vesting Date and/or Expiry Dates of all outstanding Stock Options and may accelerate the Vesting Dates and/or Expiry Dates of only a portion of an Option holder’s Stock Options. The Corporation shall promptly notify each Option holder of any acceleration of the Vesting Dates and/or Expiry Dates. However, the Exchange’s approval is required to accelerate the Vesting Dates and/or the Expiry Dates of any Stock Options when the Option holder is engaged to provide investor relation services.

On January 28, 2025, the TSXV conditionally accepted the filing of the Option Plan.
Securities Authorized for Issuance Under Equity Compensation Plans
The following table sets forth the securities authorized for issuance under our equity compensation plans as of January 31, 2026.
Equity Compensation Plan Information
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by securityholders(1)	421,840(2)	$13.55	131,306(3)
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	421,840(2)	$13.55	131,306(3)

Notes:
(1)
The only equity compensation plans approved by the securityholders of the Company is the Option Plan.

(2)
As of January 31, 2026, there were 421,840 stock options issued and outstanding, 390,937 of which were vested as of January 31, 2026.

(3)
Number indicated above is as of March 27, 2026. The Option Plan provides that a maximum of 553,146 Shares are reserved for issuance under the Option Plan, which represents 20% of the outstanding Shares of the Corporation as of March 27, 2026.

Board Practices
Each of our directors will hold office until the next annual general meeting of our shareholders or until his or her office is earlier vacated, in accordance with our Articles of Amalgamation (the “Articles”) and the CBCA. Each of our officers serves at the pleasure of our Board. Please also refer to Directors and Senior Management above for further details regarding the periods of service of each of our current directors and officers.
As of October 31, 2025, we did not have any service contracts with any of our independent directors.
Board Nomination
The Board of Directors is responsible for the designation of new candidates for the position of director. The Board of Directors carefully reviews and assesses the professional skills and abilities, the personality and the qualifications of each candidate, including the time and energy that the candidate is able to devote to this task as well as the contribution that he can make to the Board of Directors.
On October 19, 2015, the Board of Directors adopted the Charter of the Board of Directors (the “Charter”) available on the website of the Company which provides that with a view to ensuring effective Board of Directors structure and composition, on an annual basis, the Board of Directors undertakes a self-assessment to evaluate the effectiveness of the Board of Directors’ practices and occasionally with the assistance of an independent external advisor. The Board of Directors may delegate to a corporate governance committee the identification of new Board of Directors members and the implementation and review of the nomination process for new Board of Directors members.
Audit Committee
The Audit Committee’s Charter
The Audit Committee’s charter describes the duties, responsibilities and skills required by its members as well as the terms of their nomination and dismissal and their relationship with the Board of Directors. The charter is available on the website of the Company.
Composition of the Audit Committee
The members of the Audit Committee are Josh Muntner, Luc Buisson, and Pierre Labbé. All members are independent (as determined under Exchange Act Rule 10A-3 and as defined in National Instrument 52-110 respecting Audit Committees (“NI 52-110”) adopted by the Canadian Securities Administrators), and all members are financially literate (as defined in NI 52-110). The Board has determined that all members qualify as a financial expert (as defined in Item 407(d)(5)(ii) of Regulation S-K under the Exchange Act). The Committee has at least four ordinary meetings during the year. The members of the Audit Committee do not have fixed terms and are appointed and replaced from time to time by the resolution of the Board of Directors.
Relevant Education and Experience
All the members of the Audit Committee have the financial skills necessary to understand the accounting principles used by the Company in preparing its financial statements as well as the ability to assess the general application of such accounting principles. The members of the Audit Committee also have relevant experience in analyzing and evaluating financial statements that present a level of complexity of accounting issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more individuals engaged in such activities. The members of the Audit Committee also understand the internal controls and procedures respecting the disclosure of financial information.
Audit Committee Oversight
Since the beginning of the Company’s fiscal year ended July 31, 2023, there was no recommendation of the Audit Committee to nominate or compensate an external auditor that was not adopted by the Board of Directors.
Pre-Approval Policies and Procedures
The Audit Committee has not adopted specific policies or procedures with respect to the awarding of contracts for non-audit services. However, the Audit Committee approves, from time to time, expenses made for non-audit related services contracts.
Employees
The following table sets forth the number of employees we had at the end of each fiscal period:
Year	Full Time	Part Time	Total
Fiscal 2025	8	3	11
Fiscal 2024	5	2	7
None of our employees are members in a labor union.

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
All share-related information presented in this section gives effect to the Reverse Split.
The following table sets forth certain information with respect to the beneficial ownership of our Common Shares as at            , 2026 (giving effect to the Share Consolidation) for (i) each of our directors and executive officers; (ii) all of our executive officers and directors as a group; and (iii) each other shareholder known by us to be the beneficial owner of more than 5% of our outstanding Common Shares. The following table assumes that the underwriters have not exercised the over-allotment option. The persons listed below are deemed to be the beneficial owners of Common Shares underlying options, including “out-of-the money” options. The percentages shown below are based on 2,780,866 outstanding Common Shares as of April 30, 2026.
Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any common shares that such person or any member of such group has the right to acquire within sixty (60) days of            , 2026. For purposes of computing the percentage of outstanding shares held by each person or group of persons named above, any shares that such person or persons has the right to acquire within sixty (60) days of            , 2026, are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person.
Name of Shareholder	Common Shares Beneficially Owned Prior to this Offering		Common Shares Beneficially Owned After this Offering
	Shares	%	Shares	%
5% or Greater Shareholders
André P. Boulet(1)	386,039	13.88%	386,039	8.29%
Aspri Pharma Inc.	159,564	5.74%	159,564	3.43%
Fabien Fontaine / Groupe JAFACO Gestion	166,667	5.99%	166,667	3.58%
Directors and Executive Officers
André P. Boulet(1)	386,039	13.88%	386,039	8.29%
Luc Buisson(2)	10,000	0.36%	10,000	0.21%
Louis Flamand(2)	17,619	0.63%	17,619	0.38%
Luc Grégoire(2)	117,172	4.21%	117,172	2.52%
Pierre Labbé(2)	6,083	0.22%	6,083	0.13%
Josh Muntner(2)	10,000	0.36%	10,000	0.21%
Kathryn Gregory(2)	12,035	0.43%	12,035	0.26%
Kira Sheinerman(2)	10,000	0,36%	10,000	0.21%
Dennis Turpin(2)	13,393	0.48%	13,393	0.29%
All directors and executive officers as a group (9 persons)	582,341	20.94%	582,341	12.51%

Notes:
(1)
Mr. André P. Boulet, CEO of the Company, owns 386,039 Common Shares comprising of: (i) 1,405 Common Shares which are personally owned by Mr. André P. Boulet, (ii) 332,759 Common Shares of which are owned by 9099-3452 Québec Inc., a corporation that is controlled by Fiducie André Boulet, a trust whose trustee is Mr. André P. Boulet., (iii) 556 Common Shares of which are owned by his spouse Mrs. Colette Laurin, and (iv) 51,319 Common Shares underlying stock options previously granted under the Option Plan.

The total number of Common Shares beneficially owned by Mr. André P. Boulet set forth in this table does not include the Common Shares beneficially owned by his spouse, Colette Laurin.
(2)
Represents Common Shares beneficially owned underlying stock options previously granted under the Option Plan.

(3)
The total number of Common Shares beneficially owned by Colette Laurin set forth in this table does not include the Common Shares beneficially owned by her spouse, André Boulet.

There are no major changes in the last three years in the percentage ownership of people who beneficially own 5% of the outstanding voting rights attached to our Common Shares.
Our major shareholders do not have different voting rights from other shareholders. As at March 17, 2026 there were a total of 573 record holders of our Common Shares, of which 7 record holders were resident in the United States, holding a total of 103 Common Shares, based on available information. This number represents approximately 0.01% of our total issued and outstanding Common Shares at that date.
We are a publicly owned company, and our Common Shares are owned by Canadian residents, United States residents, and residents of other countries. To our knowledge, we are not directly owned or controlled by another corporation, any foreign government or any other natural or legal person(s), whether severally or jointly. We are not aware of any arrangement, the operation of which may result in a change of control of us.
Related Party Transactions
To our knowledge, none of our directors or executive officers, nor any of our subsidiaries or insiders, nor any of our shareholders owning more than 10% of our voting shares, and no person with ties to any of the aforementioned, nor any member of the same group, has had or expects to have an interest in any transactions concluded since the beginning of fiscal year ended July 31, 2023 that has had or could have a material impact on us, or in any projected transactions.

FINANCIAL INFORMATION
Consolidated Statements and Other Financial Information
Financial Statements
See section titled Financial Statements.
Our unaudited condensed consolidated financial statements as at and for the three-month periods ended January 31, 2026 and January 31, 2025, our audited consolidated financial statements as at and for the years ended July 31, 2025, and July 31, 2024, are attached hereto and found immediately following the text of this Prospectus. The audit report of MNP LLP is included therein immediately preceding the financial statements and schedules.
Legal Proceedings
We are not and have not been a party to any legal proceedings and are not aware of any such proceedings known to be contemplated.
Dividend Policy
We have not, for any of the three most recently completed fiscal years or our current fiscal year, declared or paid any dividends on our Common Shares, and do not currently have a policy with respect to the payment of dividends. For the foreseeable future, we anticipate that we will not pay dividends but will retain future earnings and other cash resources for the operation and development of our business. The payment of dividends in the future will depend on our earnings, if any, our financial condition, and such other factors as our directors consider appropriate.
Significant Changes
Except as otherwise disclosed in this Prospectus, there have been no significant changes in our financial condition since the most recent audited consolidated financial statements for the year ended July 31, 2025.

MARKET FOR OUR COMMON SHARES
Our Common Shares are listed and posted for trading on the TSXV under the trading stock symbol “GSD” and are quoted on the OTCQB under the stock symbol “DVHGF”. We have applied to list our Common Shares and Warrants being sold as part of this offering on NYSE American under the symbol “DHGR” and “DHGRW”. Such listing is dependent upon this Prospectus being declared effective as well as our meeting all the necessary listing requirements of NYSE American.
The Corporation’s authorized capital is made up of an unlimited number of Common Shares, without par value with voting rights of one vote per Common Share. The Warrants being sold in the offering will be in Warrants will be issued in electronic book-entry form to the investors and the warrant agent Continental Stock Transfer & Trust.
As of January 31, 2026, there were 2,765,729 Common Shares issued and outstanding.

DILUTION
All share-related information presented in this section gives effect to the Reverse Split.
If you invest in our Common Units in this offering, your interest will be diluted to the extent of the difference between the public offering price per Common Unit (assuming no value is attributed to the Warrants) and the as adjusted net tangible book value per Common Share immediately after the closing of this offering. Net tangible book value per share represents our total tangible assets less than our total liabilities, divided by 2,765,729 outstanding Common Shares as of January 31, 2026. As of January 31, 2026, our net tangible book value was US$2,210,695 or USD$0.80 per Common Share, using the exchange rate of USD$1.00 per CAD$1.3562.
After giving further effect to the net proceeds from our sale of 1,875,000 Common Units in this offering at the assumed public offering price of USD$9.00 per Common Unit, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as adjusted net tangible book value per Common Share as of January 31, 2026, would have been USD$17,055,696 or USD$3.68 per share, assuming no value is attributed to the Warrants. This represents an immediate increase in as adjusted net tangible book value of USD$2.88 per Common Share to our existing shareholders and an immediate dilution of USD$5.32 per Common Share to investors purchasing Common Units in this offering.
We calculate dilution per Common Share to new investors by subtracting the as adjusted net tangible book value per Common Share from the public offering price paid by the new investor. The following table illustrates the dilution to new investors on a USD per Common Share basis:
	Current	As adjusted for the Offering
Assumed public offering price per Common Unit		$9.00
Historical net tangible book value per share as of January 31, 2026	$0.80
Increase in as adjusted net tangible book value per share attributable to this offering	$2.88
As adjusted net tangible book value per share after this offering		$3.68
Dilution in as adjusted net tangible book value per share in this offering		$5.32
The dilution information discussed above is illustrative only and will change based on the actual Offering price and other terms of this offering determined at pricing. A USD$1.00 increase in the assumed Offering price of USD$9.00 to USD$10.00 per Common Unit (assuming no value is attributed to the Warrants) would increase our adjusted net tangible book value by USD$0.37 per Common Share and would increase dilution to new investors by USD$0.63 per Common Share. An increase of 100,000 in the number of Common Units we are offering would increase our as adjusted net tangible book value by USD$0.10 per Common Share, and would decrease dilution to new investors by USD$0.10 per Common Share, assuming the assumed Offering price per Common Unit remains the same (assuming no value is attributed to the Warrants).
If the underwriter’s Over-Allotment Option is exercised in full, the as adjusted net tangible book value per share after giving effect to this offering, assuming the public offering price of USD$9.00, would be USD$3.94 per Common Share, representing an immediate increase to existing shareholders of USD$3.14 per Common Share and immediate dilution to new investors in this offering of USD$5.06 per Common Share.
The following table summarizes, on the as adjusted basis described above as of January 31, 2026, the differences between the existing shareholders and the new investors in this offering with respect to the number of Common Shares, including Common Shares represented by Common Shares purchased from us, the total consideration paid to us and the average price per share based on an assumed public offering price of USD$9.00 per Common Unit before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Common Shares Issued		Total Consideration		Average Price Per Common Share ($USD)
	Number	Percent	Amount ($USD)	Percent
Existing Shareholders	2,765,729	59.6%	30,795,370	64.6%	$6.64
Offering Investors	1,875,000	40.4%	16,875,000	35.4%	$3.64
	4,640,729		47,670,370
The foregoing calculations are as of January 31, 2026 (USD$1.00 equivalent is based on a conversion rate of CAD$1.3562) and assumes no exercise by the underwriter of its Over-Allotment Option.

SHARES ELIGIBLE FOR FUTURE SALE
All share-related information presented in this section gives effect to the Reverse Split.
Future sales of substantial amounts of our Common Shares and/or Warrants in the public market, or the perception that such sales may occur, could adversely affect market prices prevailing from time to time. The majority of the outstanding Common Shares have been outstanding for many years and will be available for sale at any time after this offering. Therefore, there may be sales of substantial amounts of our Common Shares in the public market after the completion of this offering, which may adversely affect the prevailing market price and our ability to raise equity capital in the future.
Upon completion of this offering, 4,655,866 Common Shares and 19,817,382 Warrants (representing 2,174,040 common shares upon exercise of the Warrants) will be outstanding. Of these securities, 4,321,146 Common Shares (or 4,551,077 Common Shares if the underwriter exercises in full its Over-Allotment Option) will be freely transferable without restriction or further registration under the Securities Act, except for any Common Shares or Warrants purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. Of the Common Shares that will be outstanding, approximately 334,720 Common Shares are “restricted shares” as defined in Rule 144. Restricted Common Shares may be sold in the public market only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144. As a result of the lock-up period described below, the Common Shares subject to lock-up arrangements will be available for sale in the public market only after three months or six months (as applicable) from the date of the offering (generally subject to resale limitations).
Rule 144
In general, a person who has beneficially owned restricted Common Shares for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, the sale (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale (iii) we have filed all reports and other materials required by the Exchange Act during the preceding 12 months and (iv) one year has elapsed from the initial filing of this Prospectus with the SEC. Persons who have beneficially owned restricted shares of our Common Shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, the sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of the following:
•
1% of the number of Common Shares then outstanding, which will equal approximately             Common Shares immediately after this offering; or

•
the average weekly trading volume of our Common Shares on NYSE American during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale and that such sales must also comply with the manner of sale and notice provisions of Rule 144, to the extent applicable.
Rule 701
In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors in the United States who purchases Common Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Common Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.
Lock-up Agreements
The Company and each of our directors and executive officers, have agreed not to or are otherwise restricted in their ability to offer, pledge, sell, contract to sell, grant any option to purchase, or otherwise dispose of our Common Shares or any securities convertible into or exchangeable or exercisable for Common

Shares, or to enter into any hedge or other arrangement or any transaction that transfers, directly or indirectly, the economic consequence of ownership of the Common Shares, for a period of six months after the date of the offering (three months in the case of the Company), without the prior written consent of the underwriter subject to certain customary exceptions. See Underwriting. The underwriter does not have any present intention or arrangement to release any Common Shares subject to lock-up arrangements prior to the expiration of the three-month or six-month (as applicable) lock-up period.

UNDERWRITING
ThinkEquity LLC is acting as representative of the underwriters. Subject to the terms and conditions of an underwriting agreement between us and the representative, we have agreed to sell to each underwriter named below, and each underwriter named below has agreed to purchase, on a firm commitment basis and at the public offering price less the underwriting discounts set forth on the cover page of this Prospectus, the number of Common Units listed next to its name in the following table:
Underwriter:	Number of Common Units
ThinkEquity LLC
Total:
The Underwriting Agreement provides that the obligations of the underwriter to pay for and accept delivery of the Common Units offered by this Prospectus are subject to various conditions and representations and warranties, including the approval of certain legal matters by its counsel and other conditions specified in the Underwriting Agreement. The Common Units are offered by the underwriter, subject to prior sale, when, as and if issued to and accepted by the underwriter. The underwriter reserves the right to withdraw, cancel or modify the offer to the public and to reject orders in whole or in part. The underwriter is obliged to take and pay for all of the Common Units offered by this Prospectus if any such securities are taken.
We have agreed to indemnify the underwriter and certain of its affiliates and controlling people (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), among others, against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriter may be required to make in respect thereof.
Discount
The underwriter proposes to offer the Common Units directly to the public at the public offering prices set forth on the cover page of this Prospectus. Any Common Units sold by the underwriter to securities dealers will be sold at the public offering price less a selling concession not in excess of USD$ per Common Unit.
The following table summarizes the public offering price, underwriting discount and proceeds before expenses to us. The underwriting discount is 7% of the gross proceeds of the offering. We have also agreed to pay a non-accountable expense allowance to the underwriter equal to 1% of the gross proceeds received at the closing of the offering.
	Common Unit	Total Without Over-Allotment Option	Total With Full Over-Allotment Option
Public offering price
Underwriting discount (7%)
Proceeds, before expenses, to us
Non-accountable expense allowance (1%)
The Company will be responsible for and pay all reasonable and documented out of pocket expenses relating to the offering, including, without limitation, reimbursement of the representative for its out-of-pocket accountable expenses, including for background checks, bound volumes of the public offering materials and commemorative mementos and lucite tombstones, the fees and expenses of the representative’s legal counsel, the cost associated with the use of Ipreo’s book building, prospectus tracking and compliance software for this offering, data services and communications expenses, road show expenses, market making and trading, and clearing firm settlement expenses for this offering, up to USD$200,000 in the aggregate. We have paid an expense deposit of USD$50,000 to the representative of the underwriters upon execution of an engagement letter relating to this offering which will be applied against the actual out-of-pocket accountable expenses that will be incurred by the underwriters in connection with this offering, and will be reimbursed to us to the extent not incurred.

Our total estimated expenses of the offering, including registration and filing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, are approximately US $680,000.
Over-Allotment Option
We have granted a 45-day option to the underwriter, exercisable one or more times in whole or in part, to purchase up to an additional 281,250 Common Shares, representing 15% of the Common Shares sold in the Offering, and/or up to 281,250 Warrants, representing 15% of the Warrants sold in the offering, in each case, solely to cover over-allotments, if any. The purchase price to be paid per additional Common Share by the underwriter shall be equal to the public offering price of one Common Unit, less underwriting discount, and the purchase price to be paid per additional Warrant by the underwriter shall be USD$0.00001.
Underwriter Warrants
Upon closing of this offering, we have agreed to issue to the underwriter, or its designees, as compensation, up to 107,813 Underwriter Warrants, which is equal to 5% of the aggregate number of Common Units (including any Common Shares sold pursuant to the Over-allotment Option) sold in this offering. The Underwriter Warrants will be exercisable at a per share exercise price equal to 125% of the public offering price Common Unit in this offering. The Underwriter Warrants are exercisable at any time and from time to time, in whole or in part, during the four and a half year period commencing 180 days from the effective date of the registration statement of which this Prospectus is a part.
The Underwriter Warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(e)(1). The underwriter (or permitted assignees under Rule 5110(e)(2)) will not sell, transfer, assign, pledge, or hypothecate these Warrants or the Common Shares underlying these Warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Warrants or the underlying Common Shares for a period of 180 days from the effective date of the registration statement. In addition, the Underwriter Warrants provide for registration rights upon request, in certain cases. The one-time demand registration right provided will not be greater than five years from the effective date of the registration statement in compliance with FINRA Rule 5110(g)(8)(C). The unlimited piggyback registration right provided will not be greater than seven years from the effective date of the registration statement in compliance with FINRA Rule 5110(g)(8)(D). We will bear all fees and expenses attendant to registering the Common Shares issuable on exercise of the Underwriter Warrants other than underwriting commissions incurred and payable by the holders. The exercise price and number of Common Shares issuable upon exercise of the Underwriter Warrants may be adjusted in certain circumstances including in the event of a stock dividend or our recapitalization, reorganization, merger or consolidation. However, the Underwriter Warrant exercise price or underlying Common Shares will not be adjusted for issuances of Common Shares at a price below the Underwriter Warrants’ exercise price.
Discretionary Accounts
The underwriter does not intend to confirm sales of the securities offered hereby to any accounts over which they have discretionary authority.
Price Stabilization, Short Positions and Penalty Bids
In order to facilitate the offering of our securities, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of our securities. In connection with the offering, the underwriter may purchase and sell our securities in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriter of a greater number of securities than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriter option to purchase additional securities in the offering. The underwriter may close out any covered short position by either exercising the Over-Allotment Option to purchase securities or purchasing securities in the open market. In determining the source of securities to close out the covered short position, the underwriter will consider, among other things, the price of securities available for purchase in the open market as compared to the price at which they may purchase securities through the over-allotment option to purchase securities. “Naked” short sales are sales in excess of the Over-Allotment Option to purchase securities. The underwriter must close out any naked short position by purchasing securities in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of our securities in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for, or purchases of securities made by the underwriter in the open market before the completion of the offering.
The underwriter makes no representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our securities. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.
Electronic Offer, Sale and Distribution of Securities
A prospectus in electronic format may be made available on the websites maintained by the underwriter. The underwriter may agree to allocate a number of securities for sale to online brokerage account holders. Other than the prospectus in electronic format, the information on the underwriter’s website and any information contained in any other website maintained by the underwriter is not part of this Prospectus or the registration statement of which this Prospectus forms a part.
Other Relationships
From time to time, the underwriter and/or its affiliates may provide in the future various advisory, investment and commercial banking and other services to us in the ordinary course of business, for which it will receive customary fees and commissions. However, except as disclosed in this Prospectus, we have no present arrangements with the underwriter or any of its affiliates for any further services.
Pricing of the Offering
The public offering price was determined by negotiations between us and the underwriter. Among the factors considered in determining the public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours. Neither we nor the underwriter can assure investors that an active trading market for the securities will develop or that, after the offering, the securities will trade in the public market at or above the public offering price.
Offer Restrictions Outside the United States
Other than in the United States, no action has been taken by us or the underwriter that would permit a public offering of the securities offered by this Prospectus in any jurisdiction where action for that purpose is required. The securities offered by this Prospectus may not be offered or sold, directly or indirectly, nor may this Prospectus or any other offering or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. People into whose possession this Prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this Prospectus. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this Prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Australia
This Prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this Prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this Prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this Prospectus.
China
The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”
European Economic Area — Belgium, Germany, Luxembourg, and Netherlands
In relation to each Member State of the European Economic Area that has implemented the Directive 2003/71/EC (the “Prospectus Directive”; each such Member State, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), our securities will not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to our securities that has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of our securities may be made to the public in that Relevant Member State at any time:
•
to any legal entity that is a qualified investor as defined in the Prospectus Directive;

•
to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the manager for any such offer; or

•
in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3(2) of the Prospectus Directive, provided that no such offer of the securities shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and securities to be offered so as to enable an investor to decide to purchase or subscribe securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.
France
This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code monétaire et financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.
This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.
Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.
Ireland
The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.
Israel
The securities offered by this Prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such securities been registered for sale in Israel. The securities may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with this offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this Prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.
Italy
The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:
•
to Italian qualified investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation No. 1197l”) as amended (“Qualified Investors”); and

•
in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:
•
made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

•
in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.
Japan
The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.
Portugal
This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissăo do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it, or the information contained in it, to any other person.
Sweden
This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it, or the information contained in it, to any other person.
Switzerland
The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).
This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates
Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the Allotment or redemption of such shares, may be rendered within the United Arab Emirates by us.
No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.
United Kingdom
In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Order), and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together, the relevant persons). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

DESCRIPTION OF SECURITIES
Common Units
Each Common Unit being offered in this offering consists of one Common Share and one Warrant, each Warrant exercisable for one Common Share. The Common Shares and Warrants that are part of the Common Units are immediately separable and will be issued separately in this offering, although they will have been purchased together in this offering.
Share Capital
Authorized Capital
We are authorized to issue an unlimited number of Common Shares, without par value. As of        , 2026, there were 2,780,866 Common Shares outstanding after giving effect to the Reverse Split. Refer to Recent Sales of Unregistered Securities, for the equity offerings we have made over the last three financial years.
We also have disclosed the rights, preferences and restrictions attached to our Common Shares under Memorandum and Articles of Amalgamation.
Stock Options
As of         , 2026, there were stock options outstanding to purchase a total of 491,661 Common Shares after giving effect to the Reverse Split, which have been issued to our directors, officers, employees, and consultants pursuant to the terms and conditions of our Option Plan, which is described in detail under Compensation — Equity Compensation Plan. The number of stock options, expiry date and exercise prices of stock options granted to our directors and officers are presented in Share Ownership.
Common Share Purchase Warrants
As of         , 2026, 17,942,382 Common Share purchase warrants (exercisable into 299,040 Common Shares) issued by the Company are outstanding. During the fiscal year ended July 31, 2025, 0 Common Share purchase warrants were issued, 0 Common Share purchase warrants were exercised, and 8,602,080 Common Share purchase warrants (exercisable into 143,368 Common Shares) expired. Furthermore, during the six months ended January 31, 2026, 17,720,081 Common Share purchase warrants (exercisable into 295,335 Common Shares) were issued, 0 Common Share purchase warrants were exercised and 2,452,007 Common Share purchase warrants (exercisable into 40,867 Common Shares) were cancelled.
Escrowed Securities
To our knowledge and as of the date of this Prospectus, none of the Common Shares are being held in escrow.
Warrants to be Issued in this Offering
The following is a brief summary of certain terms and conditions of the Warrants to be issued in this offering and are subject in all respects to the provisions contained in the Warrants.
Form.   The Warrants will be issued in electronic book-entry form to the investors. You should review a copy of the form of warrant, which is filed as an exhibit to the registration statement of which this Prospectus forms a part, for a complete description of the terms and conditions applicable to the Warrants.
Exercisability.   The Warrants are exercisable at any time after their original issuance, and at any time up to the date that is five years after their original issuance. The Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and, at any time a registration statement registering the issuance of the Common Shares underlying the Warrants under the Securities Act is effective and available for the issuance of such shares, by payment in full in immediately available funds for the number of Common Shares purchased upon such exercise. If a registration statement registering the issuance of the Common Shares underlying the Warrants under the Securities Act is not effective or available, the holder may, in its sole discretion, elect to exercise the Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of Common Shares determined according to the formula set forth in the Warrant. No fractional Common Shares will be issued in connection with the exercise of a Warrant. In lieu of fractional shares, we will pay the holder an amount in cash equal to the fractional amount multiplied by the exercise price or round up to the next whole share.
Exercise Limitation.   A holder will not have the right to exercise any portion of the Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, at the election of the holder prior to issuance, 9.99%) of the number of Common Shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. However, any holder may increase or decrease such percentage to any other percentage not in excess of 9.99% upon at least 61 days’ prior notice from the holder to us.
Exercise Price.   The exercise price per whole Common Share purchasable upon exercise of the Warrants is expected to be USD$      per Common Share. The exercise price is also subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our Common Shares and also upon any distributions of assets, including cash, stock or other property to our shareholders.
Cashless Exercise.   If at the time of exercise hereof there is no effective registration statement registering, or the prospectus contained therein is not available for the issuance of the Common Shares to the holder upon exercise of the Warrants, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of Common Shares determined according to a formula set forth in the Warrants.
Transferability.   Subject to applicable laws, the Warrants may be offered for sale, sold, transferred or assigned without our consent.
Exchange Listing.   We have applied for the listing of the Warrants offered in this offering on NYSE American under the symbol “DHGRW”. No assurance can be given that such listing will be approved or that a trading market will develop. In order to meet NYSE American’s initial listing criteria, all Common Units being offered in will need to be sold. It is also a condition precedent to the underwriter’s obligation to purchase the securities being offered that NYSE American approve the listing of our Common Shares and Warrants. Accordingly, if NYSE American does not approve the listing of our Common Shares and Warrants, we will not and cannot proceed with this offering.
Fundamental Transactions.   In the event of a fundamental transaction, as described in the Warrants and generally including any reorganization, recapitalization or reclassification of our Common Shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Common Shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding Common Shares, the holders of the Warrants will be entitled to receive upon exercise of the Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Warrants immediately prior to such fundamental transaction.
Rights as a Stockholder.   Except as otherwise provided in the Warrants or by virtue of such holder’s ownership of shares of our Common Shares, the holder of a Warrant does not have the rights or privileges of a holder of our Common Shares, including any voting rights, until the holder exercises the Warrant.

ADDITIONAL INFORMATION
Memorandum and Articles of Amalgamation
Incorporation
The Corporation was formed on May 12, 2017, pursuant to the CBCA under the name “Devonian Health Group Inc. / Groupe Santé Devonian Inc.” as a result of the Amalgamation.
The Corporation’s head and registered office is located at 360, des Entrepreneurs Street, Montmagny, Québec, G5V 4T1.
Objects and Purposes
The Articles do not contain a limitation on objects and purposes.
Directors
The directors may act notwithstanding any vacancy in the Board of Directors, but if the Company has fewer directors in office than the number set pursuant to the quorum of directors set by the Charter of the Board of Directors, as approved by the Board of Directors on October 19, 2015 (the “Charter”), the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the Board of Directors or, subject to the CBCA, for any other purpose. Pursuant to Section III of the Charter, the quorum necessary for the transaction of the business of the directors may at any meeting be a simple majority of the members of the Board of Directors.
Schedule C, Section 1 of the Articles deals with borrowing powers. The directors of the Company may, by resolution and without prior authorization of the shareholders of the Company, as they may deem advisable: (i) borrow money on the credit of the Company; (ii) issue, reissue, sell, pledge or hypothecate debt obligations of the Company; (iii) give a guarantee on behalf of the Company to secure performance of an obligation of any person; and (iv) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired, to secure any obligation of the Company.
Qualifications of Directors
The Articles do not specify a retirement age for directors.
Directors are not required to own any Common Shares in the Company.
Section 105(1) of the CBCA provides that an individual is not qualified to become or act as a director of a company if that individual is:
1.
under the age of 18 years;

2.
found by a court, in Canada or elsewhere, to be incapable of managing the individual’s own affairs;

3.
a person who is not an individual; or

4.
a person who has the status of bankrupt.

A director who ceases to be qualified to act as a director of the Company must promptly resign.
Section 102(2) of the CBCA provides that every company must have at least one director, and a distributing corporation must have at least three directors.
Rights, Preference and Restrictions
Holders of Common Shares are entitled to receive notice of any meeting of shareholders of the Company; to attend and to cast one vote per share at such meetings (each Multiple Voting Share shall entitle their holders to six votes). Holders of Common Shares are also entitled to receive on a pro rata basis such dividends, if any, as and when declared by the Board of Directors at its discretion from funds legally available therefor and upon the liquidation, dissolution, or winding up of the Company are entitled to receive on a pro rata basis, the net assets of the Company after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions, and conditions attaching to any other series or class of shares ranking senior in priority. Common Shares do not carry any pre-emptive subscription, redemption, conversion rights, sinking fund provisions, liability to further capital calls by the Company, or provisions discriminating against any existing or prospective holder of Common Shares as a result of such shareholder owning a substantial number of Common Shares.
The rights of shareholders of the Company may be altered only with the approval of the holders of two thirds or more of the Common Shares voted at a meeting of the Company’s shareholders called and held in accordance with the Articles and applicable law.
Shareholder Meetings
The CBCA provides that: (i) a general meeting of shareholders must be held at a place within Canada provided in the by-laws or, in the absence of such provision, at the place within Canada that the directors determine; (ii) the Company must hold an annual general meeting of shareholders not later than fifteen months after holding the last preceding annual meeting but no later than six months after the end of the corporation’s preceding financial year; (iii) unless the by-laws otherwise provide, a quorum of shareholders is present at a meeting of shareholders, irrespective of the number of persons actually present at the meeting, if the holders of a majority of the shares entitled to vote at the meeting are present in person or represented by proxy; (iv) the holders of not less than 5% of the issued shares entitled to vote at a meeting may requisition the directors to call a meeting of shareholders for the purpose of transacting any business that may be transacted at a general meeting; and (v) the Court may, on its own motion or on the application of the Company, upon the application of a director or the application of a shareholder entitled to vote at the meeting: (a) order that a meeting of shareholders be called, held and conducted in a manner that the Court considers appropriate; and (b) give directions it considers necessary as to the call, holding and conduct of the meeting.
Limitations on Ownership of Securities
Except as provided in the Investment Canada Act, there are no limitations specific to the rights of non-Canadians to hold or vote the Common Shares under the laws of Canada or in the Company’s constating documents.
Change in Control
There are no provisions in the Company’s constating documents or under applicable corporate law that would have the effect of delaying, deferring or preventing a change in the control of the Company, or that would operate with respect to any proposed merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.
Ownership Threshold
There are no provisions in the Company’s constating documents or under applicable corporate law requiring share ownership to be disclosed. Securities legislation in Canada requires that shareholder ownership (as well as ownership of an interest in, or right or obligation associated with, a related financial instrument of a security of the Company) must be disclosed once a person beneficially owns or has control or direction over, directly or indirectly, securities of a reporting issuer carrying more than 10% of the voting rights attached to all the reporting issuer’s outstanding voting securities. This threshold is higher than the 5% threshold under United States securities legislation at which shareholders must report their share ownership.
Changes to Capital
There are no conditions imposed by the Articles governing changes in the capital where such conditions are more significant than is required by the corporate laws of Canada for as long as the Company is a public company.
Description of Capital Structure
Our authorized share structure consists of an unlimited number of Common Shares without nominal or par value, of which Common Shares were issued and outstanding as of              , 2026, after giving

effect to the Reverse Split. All of the issued Common Shares are fully paid and non-assessable Common Shares in the capital of the Company. The Company does not own any of its Common Shares.
Exchange Controls
Canada has no system of exchange controls. There are no Canadian governmental laws, decrees, or regulations relating to restrictions on the repatriation of capital or earnings of the Company to non-resident investors. There are no laws in Canada or exchange control restrictions affecting the remittance of dividends or other payments made by the Company in the ordinary course to non-resident holders of the Common Shares by virtue of their ownership of such Common Shares, except as discussed below under section Material United States Federal Income Tax Consequences and Material Canadian Federal Income Tax Considerations.
There are no limitations under the laws of Canada or in the organizing documents of the Company on the right of foreigners to hold or vote securities of the Company, except that the Investment Canada Act may require that a “non-Canadian” not acquire “control” of the Company without prior review and approval by the Minister of Innovation, Science and Economic Development, where applicable thresholds are exceeded. The acquisition of one-third or more of the voting shares of the Company would give rise a rebuttable presumption of an acquisition of control, and the acquisition of more than fifty percent of the voting shares of the Company would be deemed to be an acquisition of control. In addition, the Investment Canada Act provides the Canadian government with broad discretionary powers in relation to national security to review and potentially prohibit, condition or require the divestiture of, any investment in the Company by a non-Canadian, including non-control level investments. “Non-Canadian” generally means an individual who is neither a Canadian citizen nor a permanent resident of Canada within the meaning of the Immigration and Refugee Protection Act (Canada) who has been ordinarily resident in Canada for not more than one year after the time at which he or she first became eligible to apply for Canadian citizenship, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

CORPORATE GOVERNANCE
Because our securities are listed on NYSE American, being a national securities exchange in the United States, we are subject to the corporate governance requirements set out in the NYSE American LLC Company Guide. We are also subject to a variety of corporate governance guidelines and requirements enacted by the jurisdictions and exchanges in which we operate our business and on which our securities are traded.
Section 110 of the NYSE American Company Guide permits NYSE American to consider the laws, customs and practices of foreign issuers, and to grant exemptions from NYSE American listing criteria based on these considerations. A company seeking relief under these provisions is required to provide a written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE American standards is contained on our website at:
In addition, the Company may from time-to-time seek relief from NYSE American corporate governance requirements on specific transactions under Section 110 of the NYSE American Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case the Company shall make the disclosure of such transactions available on its website at https://groupedevonian.com/. Information contained on the Company’s website is not part of this Form F-1 Registration Statement.

MATERIAL CONTRACTS
The Company has not entered into any material contracts outside the normal course of its business within the most recently completed fiscal year or before the last fiscal year that is still in effect.
On February 26, 2024, the Company announced that it has entered into a twelve (12) month term loan in a principal of CAD$2,160,000 (the “Loan”) from Fiera Private Debt Inc. (“Fiera”). The Loan bore interest at a rate of the annual variable interest rate set by the National Bank of Canada in effect from time to time, plus 8.80% per annum. The Loan was secured by (i) a first-rank immovable hypothec in favor of Fiera over the Corporation’s property located at 360 des Entrepreneurs Street, Montmagny (Québec) G5V 4T1, (ii) a first-rank hypothec in favor of Fiera over the universality of the moveable property, corporeal and incorporeal, present and future, of the Corporation and Altius, the Corporation’s wholly owned subsidiary, (iii) a movable hypothec, with and without delivery, in favor of Fiera on the shares and other securities of Altius’ share capital held by the Corporation, and (iv) a security agreement in favor of Fiera over the intellectual property rights, present and future, held by the Corporation and Altius in Canada and the United States.
On December 23, 2024, the Company reimbursed the totality of the loan to Fiera thus releasing all the securities granted to Fiera.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares acquired pursuant to this offering.
The following is a general summary of certain material U.S. federal income tax considerations applicable to a U.S. Holder (as defined below) arising from and relating to the acquisition of Common Units (each Common Unit comprising one Common Share and one Warrant), the acquisition, ownership and disposition of Common Shares acquired pursuant to the acquisition and immediate separation of the Common Units, the acquisition, ownership, exercise, disposition and expiration of Warrants acquired pursuant to the acquisition and immediate separation of the Common Units, and the acquisition, ownership and disposition of Common Shares received upon exercise of the Warrants (the “Warrant Shares”), in each case as acquired pursuant to the offering under this Prospectus. For purposes of this general summary, and except as specifically set forth below, the term “Company” refers solely to Devonian Health Group Inc., excluding its consolidated subsidiaries.
This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a U.S. Holder arising from and relating to the acquisition, ownership or disposition of Common Shares, Warrants or Warrant Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax considerations relevant to such U.S. Holder, including, without limitation, specific tax considerations applicable to a U.S. Holder under an applicable income tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any particular U.S. Holder. This summary does not address the tax considerations arising from or relating to the Over-Allotment Option or the Underwriter Warrants, respectively. This summary does not address any U.S. federal alternative minimum tax, U.S. federal net investment income tax, U.S. federal estate and gift tax, U.S. state and local tax, or non-U.S. tax considerations applicable to U.S. Holders of the acquisition, ownership or disposition of Common Shares, Warrants or Warrant Shares. In addition, except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. Each prospective U.S. Holder should consult its own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax considerations relating to the acquisition, ownership and disposition of Common Shares, Warrants and Warrant Shares.
No ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax considerations applicable to U.S. Holders discussed in this summary. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, or contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary. There can be no assurance that the IRS will not challenge one or more of the tax considerations described in this summary.
This summary is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed) promulgated under the Code, published rulings of the IRS, published administrative positions of the IRS, the current provisions of the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable, and, in each case, as in effect and available, as of the date of this Prospectus. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders
For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares, Warrants or Warrant Shares, in each case, as acquired pursuant to the offering under this Prospectus that is for U.S. federal income tax purposes:
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an individual who is a citizen or resident of the United States;

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a corporation organized under the laws of the United States, any state thereof or the District of Columbia;

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an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (ii) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to U.S. Holders that: (i) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (ii) are banks, financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (iii) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (iv) have a “functional currency” other than the U.S. dollar; (v) own Common Shares, Warrants or Warrant Shares as part of a straddle, hedge, conversion transaction, constructive sale, or other integrated transaction; (vi) acquire Common Shares, Warrants or Warrant Shares in connection with the exercise or cancellation of employee stock options or otherwise as compensation for services; (vii) hold Common Shares, Warrants or Warrant Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (viii) are subject to special tax accounting rules with respect to the Common Shares, Warrants or Warrant Shares; (ix) are partnerships or other arrangements classified as partnerships or other “pass-through” entities (and partners or other investors in such partnerships); (x) are S corporations (and shareholders thereof); (xi) are U.S. expatriates or former long-term residents of the United States; (xii) hold Common Shares, Warrants or Warrant Shares in connection with a trade or business, permanent establishment, or fixed base outside the United States; or (xiii) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power or value of the outstanding shares of the Company. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and non-U.S. tax considerations applicable to the acquisition, ownership and disposition of Common Shares, Warrants and Warrant Shares.
If an entity or arrangement that is classified as a partnership (or other pass-through entity) for U.S. federal income tax purposes holds Common Shares, Warrants or Warrant Shares, the U.S. federal income tax considerations applicable to such entity or arrangement and the partners (or other owners or participants) of such entity or arrangement generally will depend on the activities of the entity or arrangement and the status of such partners (or owners or participants). This summary does not address the tax considerations applicable to any such partner (or owner or participant). Partners (or other owners or participants) of entities or arrangements that are classified as partnerships or as pass-through entities for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax considerations arising from and relating to the acquisition, ownership and disposition of Common Shares, Warrants and Warrant Shares.
Acquisition of Common Units
For U.S. federal income tax purposes, the acquisition by a U.S. Holder of a Common Unit will be treated as the acquisition of one Common Share and one Warrant. The purchase price for each Common Unit will be allocated between these two components in proportion to their relative fair market values at the time the Common Unit is purchased by the U.S. Holder. This allocation of the purchase price for each Common Unit will establish a U.S. Holder’s initial tax basis for U.S. federal income tax purposes in the one Common Share and one Warrant that compose each Common Unit.
For this purpose, the Company will allocate US$       of the purchase price for the Common Unit to the one Common Share and US$       of the purchase price for each Common Unit to the one Warrant. However, the IRS will not be bound by such allocation of the purchase price for the Common Units, and therefore, the IRS or a U.S. court may not respect the allocation set forth above. Each U.S. Holder should consult its own tax advisor regarding the allocation of the purchase price for the Common Units.
Passive Foreign Investment Company Rules
If the Company were to constitute a “passive foreign investment company” within the meaning of Section 1297(a) of the Code (a “PFIC”) for any tax year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax considerations applicable to a U.S. Holder as a result of the acquisition, ownership and disposition of Common Shares, Warrants or Warrant Shares. The Company believes that it was not a PFIC for its most recently completed tax year, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for its current tax year and expects that it will not be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested. PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. In addition, whether any corporation will be a PFIC for any tax year is made following the end of the tax year and depends on the assets and income of such corporation over the course of each such tax year and, as a result, the Company’s status as a PFIC and the status of any of the Company’s non-U.S. subsidiaries as a PFIC for the current tax year or any future tax year cannot be predicted with certainty as of the date of this Prospectus. Accordingly, there can be no assurance that the IRS will not challenge any determination made by the Company (or any non-U.S. subsidiary of the Company) concerning its PFIC status. If the Company is a PFIC for any tax year during which a U.S. Holder holds Common Shares, Warrants or Warrant Shares, the Company will continue to be treated as a PFIC with respect to such U.S. Holder, regardless of whether the Company ceases to be a PFIC in one or more subsequent tax years and regardless of whether such U.S. Holder held its Common Shares, Warrants or Warrant Shares for the entirety of any such tax year.
In any year in which the Company is classified as a PFIC, U.S. Holders will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.
The Company generally will be a PFIC for a tax year if, after the application of certain “look-through” rules described below, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “PFIC income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “PFIC asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.
For purposes of the PFIC income test and PFIC asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if the Company (i) held a proportionate share of the assets of such other corporation and (ii) received directly a proportionate share of the income of such other corporation.
Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any non-U.S. subsidiary of the Company that is also a PFIC (a “Subsidiary PFIC”), and generally will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the U.S. Holder directly held the shares of such Subsidiary PFIC.

If the Company were to constitute a PFIC in any tax year during which a U.S. Holder held Common Shares, Warrants or Warrant Shares, such holder generally would be subject to special rules under Section 1291 of the Code with respect to “excess distributions” made by the Company on the Common Shares, Warrants or Warrant Shares, as applicable, and with respect to gain from the disposition of the Common Shares, Warrants or Warrant Shares, as applicable. An “excess distribution” generally is defined as the excess of distributions with respect to the Common Shares, Warrants or Warrant Shares, as applicable, received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Common Shares, Warrants or Warrant Shares, as applicable. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares, Warrants or Warrant Shares, as applicable, ratably over its holding period for the Common Shares, Warrants or Warrant Shares, as applicable. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.
While there are U.S. federal income tax elections that may sometimes be made to alter these adverse tax considerations (including the “qualified electing fund” ( “QEF”) election under Section 1295 of the Code (a “QEF Election”) and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.
Under proposed Treasury Regulations, if a U.S. Holder has an option, warrant, or other right to acquire stock of a PFIC (such as the Warrants), such option, warrant or right is considered to be PFIC stock subject to the special rules of Section 1291 of the Code that apply to “excess distributions” and dispositions described above. However, under the proposed Treasury Regulations, for purposes of the PFIC rules, the holding period for any Warrant Shares acquired upon the exercise of a Warrant will begin on the date a U.S. Holder acquires such Warrant (and not the date the Warrant is exercised). This will impact the availability of, and considerations relating to, the making of a timely QEF Election with respect to the Company and any of its non-U.S. subsidiaries or Mark-to-Market Election with respect to the Warrant Shares received upon the exercise of a Warrant. Thus, a U.S. Holder may have to account for the Common Shares and the Warrant Shares received upon the exercise of a Warrant under the PFIC rules and the applicable elections differently. In addition, a QEF Election is not anticipated to be effective with respect to the Warrants and a Mark-to-Market Election is not anticipated to be available with respect to the Warrants.
U.S. Holders should be aware that there can be no assurances that the Company will satisfy the record keeping requirements that apply to a QEF, or that the Company will supply U.S. Holders with a PFIC Annual Information Statement or other information that such U.S. Holders are required to report under the QEF rules, in the event that the Company is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to the Company or any non-U.S. subsidiary of the Company. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election with respect to the Company and any Subsidiary PFIC.
Certain additional adverse rules may apply with respect to a U.S. Holder if the Company is a PFIC, regardless of whether the U.S. Holder makes a QEF Election. These rules include special rules that apply to the amount of foreign tax credit that a U.S. Holder may claim on a distribution from a PFIC. Subject to these special rules, foreign taxes paid with respect to any distribution in respect of stock in a PFIC are generally eligible for the foreign tax credit. U.S. Holders should consult with their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, Warrants or Warrant Shares, as applicable, and the availability of certain U.S. tax elections under the PFIC rules.
Ownership, Exercise, Disposition or Expiration of Warrants
The following discussion describes the general rules applicable to the ownership, exercise, disposition or expiration of the Warrants, but is subject in its entirety to the special rules described above under the heading “Passive Foreign Investment Company Rules”.
Exercise of Warrants
A U.S. Holder should not recognize gain or loss on the exercise of a Warrant and related receipt of a Warrant Share (unless cash is received in lieu of the issuance of a fractional Warrant Share). A U.S. Holder’s initial tax basis in the Warrant Share received pursuant to the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant. It is unclear whether a U.S. Holder’s holding period for the Warrant Share received pursuant to the exercise of a Warrant would commence on the date of exercise of the Warrant or the day following the date of exercise of the Warrant. If the Company is a PFIC, a U.S. Holder’s holding period for the Warrant Share for PFIC purposes will begin on the date on which such U.S. Holder acquired its Warrant.
In certain limited circumstances, a U.S. Holder may be permitted to undertake a cashless exercise of Warrants into Warrant Shares. The U.S. federal income tax treatment of a cashless exercise of Warrants into Warrant Shares is unclear, and the tax considerations arising from or relating to a cashless exercise could differ from the tax considerations arising from or relating to the exercise of a Warrant described in the preceding paragraph. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax considerations applicable to a cashless exercise of Warrants.
Disposition of Warrants
A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Warrant in an amount equal to the difference, if any, between (a) the amount of any cash plus the fair market value of any property received and (b) such U.S. Holder’s adjusted tax basis in the Warrant sold or otherwise disposed of. Subject to the PFIC rules discussed above, any such gain or loss generally will be a capital gain or loss, which will be long-term capital gain or loss if the Warrant is held for longer than one year. Deductions for capital losses are subject to complex limitations under the Code.
Expiration of Warrants Without Exercise
Upon the lapse or expiration of a Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s adjusted tax basis in the Warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the Warrants are held for longer than one year. Deductions for capital losses are subject to complex limitations under the Code.
Certain Adjustments to the Warrants
Under Section 305 of the Code, an adjustment to the number of Warrant Shares that will be issued pursuant to the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” or the Company’s assets, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to the shareholders). Adjustments to the exercise price of Warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property. (See more detailed discussion of the rules applicable to distributions made by the Company at “Distributions on Common Shares or Warrant Shares” below).
Ownership and Disposition of Common Shares and Warrant Shares
The following discussion is subject, in its entirety, to the rules described above under the heading “Passive Foreign Investment Company Rules”.
Distributions on Common Shares or Warrant Shares
A U.S. Holder that receives a distribution, including a constructive distribution of cash or other property (other than certain distributions of Common Shares or Warrant Shares or rights to acquire such securities), with respect to a Common Share or Warrant Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current and accumulated “earnings and profits” of the Company, as computed in accordance with U.S. federal income tax principles. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the Common Shares or Warrant Shares, as applicable, and thereafter as gain from the sale or exchange of such Common Shares or Warrant Shares, as applicable (see the section below entitled “Sale or Other Taxable Disposition of Common Shares or Warrant Shares”). However, the Company does not intend to maintain calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares or Warrant Shares will constitute dividend income. Dividends received on the Common Shares or Warrant Shares by corporate U.S. Holders generally will not be eligible for the “dividends received deduction” generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares or Warrant Shares, as applicable, are readily tradable on an established securities market in the United States, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC in the tax year of distribution or in the preceding tax year. A dividend generally will be taxed to a U.S. Holder at ordinary income tax rates (rather than preferential rates for qualified dividend income to the extent otherwise applicable) if the Company is a PFIC for the tax year of such distribution or the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisors regarding the application of such rules.
Sale or Other Taxable Disposition of Common Shares or Warrant Shares
Upon the sale or other taxable disposition of the Common Shares or Warrant Shares, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference, if any, between (i) the U.S. dollar value of any cash received plus the fair market value of any property received, and (ii) such U.S. Holder’s adjusted tax basis in such Common Shares or Warrant Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, the Common Shares or Warrant Shares have been held for longer than one year. Preferential tax rates currently apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.
Receipt of Foreign Currency
The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, Warrants or Warrant Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt or, if applicable, the date of settlement if the Common Shares or Warrant Shares, as applicable, are traded on an established securities market (regardless of whether such foreign currency is converted into U.S. dollars at that time). A U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder which converts or otherwise disposes of the foreign currency after the date of receipt may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss and generally will be U.S.-source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders that use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisors regarding the U.S. federal income tax considerations applicable to the acquisition, ownership and disposition of foreign currency.
Foreign Tax Credit
Dividends paid on the Common Shares or Warrant Shares (or constructive dividends on the Warrants) will be treated as foreign-source income, and generally will be treated as “passive category income” or “general category income” for U.S. foreign tax credit purposes. Any gain or loss recognized on a sale or other disposition of Common Shares, Warrants or Warrant Shares generally will be U.S.-source gain or loss. Certain U.S. Holders that are eligible for the benefits of the Canada-U.S. Tax Convention may elect to treat such gain or loss as Canadian-source gain or loss for U.S. foreign tax credit purposes. The Code applies various complex limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. In addition, Treasury Regulations that apply to foreign taxes paid or accrued (the “Foreign Tax Credit Regulations”) impose additional requirements for Canadian withholding taxes to be eligible for a foreign tax credit, and there can be no assurance that those requirements will be satisfied. The Treasury Department has released guidance temporarily pausing the application of certain of the Foreign Tax Credit Regulations.
Subject to the PFIC rules and the Foreign Tax Credit Regulations, each as discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares or Warrant Shares (or constructive dividends on the Warrants) generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income that is subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. The foreign tax credit rules are complex and involve the application of rules that depend on a U.S. Holder’s particular circumstances. Accordingly, each U.S. Holder should consult its own U.S. tax advisors regarding the foreign tax credit rules.
Information Reporting and Backup Withholding
Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a non-U.S. entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares, Warrants or Warrant Shares, as applicable, are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.
Payments made within the United States or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares, Warrants or Warrant Shares, as applicable, will generally be subject to information reporting and backup withholding, currently at a rate of 24%, if a U.S. Holder (i) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on IRS Form W-9), (ii) furnishes an incorrect U.S. taxpayer identification number, (iii) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding, or (iv) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding rules generally will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.
The discussion of reporting requirements set forth above is not intended to constitute a complete description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisors regarding the information reporting and backup withholding rules.
THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO U.S. HOLDERS WITH RESPECT TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF COMMON UNITS, COMMON SHARES, WARRANTS OR WARRANT SHARES. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
The following is a general summary, as of the date hereof, of certain material Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder in force as of the date hereof (the “Regulations”) applicable to an investor who acquires, as beneficial owner, the Common Shares pursuant to this offering and who, for the purposes of the Tax Act and at all relevant times, (i) deals at arm’s length with the Company and the underwriters, (ii) is not affiliated with the Company or the underwriters and (iii) acquires and holds the Common Shares as capital property (a “Holder”). Generally, the Common Shares will be considered to be capital property to a Holder unless the Holder holds or uses, or is deemed to hold or use the Common Shares in the course of carrying on a business of trading or dealing in securities, and has acquired them or is deemed to have acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade.
This summary does not apply to a Holder: (i) that is a “financial institution” within the meaning of the Tax Act for the purposes of the “mark-to-market rules” contained in the Tax Act; (ii) that holds an interest which is or would constitute a “tax shelter investment” as defined in the Tax Act; (iii) that is a “specified financial institution” as defined in the Tax Act; (iv) that has elected to report its “Canadian tax results” for purposes of the Tax Act in a functional currency other than Canadian currency; (v) that is exempt from tax under the Tax Act; (vi) that has entered into, or will enter into, a “synthetic disposition arrangement” or a “derivative forward agreement”, each as defined in the Tax Act, with respect to the Common Shares; or (vii) that receives dividends on Common Shares under or as part of a “dividend rental arrangement”, as defined in the Tax Act. Any such Holders should consult their own tax advisors to determine the Canadian federal income tax consequences to them of acquiring and holding Common Shares pursuant to this offering.
This summary does not address the deductibility of interest by a Holder who has borrowed money or otherwise incurred debt in connection with the acquisition of Common Shares.
This summary is based on the current provisions of the Tax Act and the Regulations in force as of the date hereof, all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), the current provisions of the Canada-United States Tax Convention (1980), as amended (the “Canada-U.S. Treaty”) and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published in writing prior to the date hereof. This summary assumes that the Tax Proposals will be enacted in the form proposed and does not take into account or anticipate any other changes in law or in the administrative policies or assessing practices of the CRA, whether by judicial, legislative, regulatory, administrative or governmental decision or action, nor does it take into account provincial, territorial, or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations discussed herein. There can be no assurance that the Tax Proposals will be enacted in the form proposed or at all, or that legislative, judicial or administrative changes will not modify or change the statements expressed herein.
This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Common Shares. This summary is of a general nature only and is not intended to be and should not be construed as legal or tax advice to any Holder, and no representations are made regarding the income tax consequences to any Holder or prospective Holder are made. Accordingly, Holders should consult their own tax advisors with respect to the tax consequences applicable to them based on their own particular circumstances.
Holders Resident in Canada
The following portion of this summary is generally applicable to a Holder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty or convention, is or is deemed to be resident in Canada (a “Resident Holder”). Certain Resident Holders, whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to make an irrevocable election pursuant to subsection 39(4) of the Tax Act, to have the Common Shares, and every other “Canadian Security”, as defined in the Tax Act, owned by such Resident Holders in the taxation year of the election and each subsequent taxation year, deemed to be capital property. Such Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.
This summary does not address the possible application of the “foreign affiliate dumping” rules that may be applicable to a Resident Holder that is a corporation resident in Canada, and is or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident person or a group of non-resident persons (comprised of any combination of non-resident corporations, non-resident individuals or non-resident trusts) for purposes of the rules in section 212.3 of the Tax Act. Such Resident Holders should consult their own tax advisors with respect to the consequences of acquiring Common Shares.
Taxation of Dividends
A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Common Shares.
In the case of a Resident Holder who is an individual (including certain trusts), dividends received, or deemed to be received, on the Common Shares will be included in the Resident Holder’s income in that taxation year and will be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received, or deemed to be received, by an individual from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit provisions where the Company designates the dividend as an “eligible dividend” in accordance with the provisions of the Tax Act. There may be restrictions on the ability of the Company to designate any particular dividend as an “eligible dividend”.
In the case of a Resident Holder that is a corporation, dividends received, or deemed to be received, on the Common Shares will be included in the Resident Holder’s income for that taxation year and will generally be deductible in computing its taxable income for that taxation year, subject to all relevant restrictions under the Tax Act. In certain circumstances, a taxable dividend received, or deemed to be received, by a Resident Holder that is a corporation may be deemed to be proceeds of disposition or a capital gain pursuant to subsection 55(2) of the Tax Act. Resident Holders that are corporations should consult their own tax advisors with respect to the application of subsection 55(2) of the Tax Act, having regard to their own circumstances.
A Resident Holder that is a “private corporation” or a “subject corporation”, each as defined in the Tax Act, generally will be liable to pay an additional tax (refundable under certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Common Shares in a year to the extent such dividends are deductible in computing taxable income for the year. Such an additional tax may be refundable in certain circumstances. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.
Dispositions of Common Shares
A Resident Holder who disposes of, or is deemed to have disposed of, a Common Share (other than to the Company, other than a sale in the open market in the manner in which shares are normally purchased by any member of the public in the open market) generally will realize a capital gain (or a capital loss), in the taxation year of the disposition, equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such Common Share to the Resident Holder. The adjusted cost base to a Resident Holder of a Common Share will be determined by averaging the cost of that Common Share with the adjusted cost base (determined immediately before the acquisition of the Common Shares) of all other Common Shares (if any) held as capital property at that time by the Resident Holder. The tax treatment of capital gains and capital losses is discussed in greater detail below under the subheading “Taxation of Capital Gains and Capital Losses”.
Taxation of Capital Gains and Capital Losses
Generally, a Resident Holder is required to include in computing income for a taxation year of disposition one-half of the amount of any capital gain realized by the Resident Holder in such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is generally required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a particular taxation year against taxable capital gains realized by the Resident Holder in that taxation year. Allowable capital losses in excess of taxable capital gains realized in a particular taxation year of disposition may generally be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such taxation years (but not against other income), to the extent and under the circumstances prescribed by the Tax Act.
If the Resident Holder is a corporation, the amount of any capital loss realized on the disposition or deemed disposition of a Common Share may, in certain circumstances, be reduced by the amount of any dividends previously received or deemed to have been received by the Resident Holder on such Common Share (or on a share for which such Common Share has been substituted), to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a Common Share is held by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary, as applicable. Resident Holders to whom these rules may be relevant should consult their own tax advisors.
Refundable Tax
A Resident Holder that is a “private corporation”, as defined in the Tax Act, or a “subject corporation”, as defined for the purposes of Part IV of the Tax Act, may be liable to pay an additional tax (refundable in certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Common Shares to the extent that such dividends are deductible in computing its taxable income for the year.
A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (“CCPC”) or a “substantive CCPC”, each as defined in the Tax Act, may, at any time in the relevant year, be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including amounts in respect of net taxable capital gains, interest and dividends or deemed dividends that are not deductible in computing the Resident Holder’s taxable income. Resident Holder should consult with their own tax advisors in this regard.
Minimum Tax
Capital gains realized and dividends received or deemed to be received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to minimum tax under the Tax Act. Resident Holders should consult their own tax advisors with respect to the application of the minimum tax.
Holders Not Resident in Canada
The following portion of this summary is generally applicable to a Holder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident in Canada, nor deemed to be resident in Canada and does not and will not use or hold, and will not be deemed to use or hold, Common Shares in, or in the course of carrying on a business or part of a business in Canada (a “Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that is a “registered non-resident insurer” or that is an “authorized foreign bank” as defined in the Tax Act. Such Non-Resident Holders are urged to consult their own tax advisors to determine their eligibility for benefits under any applicable income tax treaty or convention based on their particular circumstances.
Taxation of Dividends
Dividends paid or credited, or deemed to be paid or credited to a Non-Resident Holder by the Company are subject to Canadian withholding tax under the Tax Act at the rate of 25%, subject to any reduction in the rate of withholding to which such Non-Resident Holder is entitled under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, under the Canada-U.S. Treaty, the dividend withholding tax rate is generally reduced to 15% of the gross amount of the dividend if the beneficial owner of such dividend is a Non-Resident Holder who is a U.S. Holder. The rate of withholding tax is further reduced to 5% if the beneficial owner of such dividend is a U.S. Holder that is a corporation that owns at least 10% of the voting stock of the Company. Non-Resident Holders are advised to consult their tax advisors in this regard.

Dispositions of Common Shares
A Non-Resident Holder will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of Common Shares, unless such Common Shares are, or are deemed to be, “taxable Canadian property”, as defined in the Tax Act, of the Non-Resident Holder at the time of the disposition and the gain is not exempt from tax pursuant to the terms of an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. In addition, capital losses arising on a disposition or deemed disposition of Common Shares will not be recognized under the Tax Act, unless the Common Shares constitute “taxable Canadian property”, as defined in the Tax Act, at the time of the disposition and the Non-Resident Holder is not entitled to an exemption under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.
Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act, (which currently includes the TSXV and, if the application for listing the Common Shares under the symbol “DHGR” is successful, the NYSE American) at the time of disposition, the Common Shares generally will not constitute “taxable Canadian property” of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition of Common Shares the following two conditions are met concurrently: (a) the Non-Resident Holder, persons with whom the Non-Resident Holder did not deal at arm’s length, partnerships in which the Non-Resident Holder or a person with whom the Non-Resident Holder did not deal at arm’s length holds a membership interest directly or indirectly through one or more partnerships, or any combination thereof, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Company, and (b) more than 50% of the fair market value of the Common Shares was derived directly or indirectly, from one or any combination of (A) real or immovable property situated in Canada, (B) “Canadian resource property”, (C) “timber resource property”, each as defined in the Tax Act, and (D) options in respect of, or interests in, or for civil law rights in any such property, whether or not such property exists. Notwithstanding the foregoing, a Common Share may also be deemed to be “taxable Canadian property”, as defined in the Tax Act, to a Non-Resident Holder for purposes of the Tax Act in particular circumstances.
If Common Shares are “taxable Canadian property” (or deemed to be “taxable Canadian property”) of a Non-Resident Holder and the Non-Resident Holder is not entitled to an exemption under an applicable income tax treaty or convention between Canada and the country in which the Non Resident Holder is resident at the time of their disposition, then the disposition of the Common Shares by such Non-Resident Holder will generally be subject to the same Canadian income tax consequences applicable to a Resident Holder with respect to the disposition of such Resident Holder’s Common Shares, as discussed above under the headings “Holders Resident in Canada — Dispositions of Common Shares” and “Holders Resident in Canada —  Taxation of Capital Gains and Capital Losses”.
Non-Resident Holders whose Common Shares may be “taxable Canadian property” should consult their own tax advisors.

LEGAL MATTERS
Dorsey & Whitney LLP, Toronto, Ontario is acting as counsel to our Company regarding U.S. securities law and tax matters and has provided an opinion on the validity of the Warrants being offered pursuant to this Prospectus. Stein Monast LLP is acting as counsel to our Company regarding Canadian securities law matters and has provided an opinion on the validity of the Common Units and Common Shares being offered pursuant to this Prospectus. Dentons US LLP, New York, New York, is acting as counsel for the representative of the underwriters.
EXPERTS
MNP, our current independent accountant, has consented to the inclusion of its report with respect to the Company consolidated financial statements as at and for the years ended July 31, 2025 and July 31, 2024, in this Prospectus, in the form and context in which they are included, and has authorized the contents of that part of the Registration Statement. The audit report covering the fiscal year ended July 31, 2025 contains an explanatory paragraph that states that the Company’s significant losses and negative operating cash flows raise material uncertainty about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. Further information regarding MNP is provided under the subheading titled Auditors.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to a number of financial risks arising through the normal course of business, including interest rate risk, foreign currency risk, credit risk, and liquidity risk. Refer to Note 20 of our audited consolidated financial statements for the fiscal year ended July 31, 2025. Refer also to Note 22 of our audited consolidated financial for the fiscal year ended July 31, 2024. There were no material changes to these risks for the six-month periods ended January 31, 2026.
FINANCIAL STATEMENTS
Our consolidated financial statements are stated in Canadian dollars and are prepared in accordance with IFRS, as issued by the IASB. The following financial statements are attached hereto and found immediately following the text of this Prospectus.
•
Unaudited condensed consolidated financial statements of the Corporation for the six-month periods ended January 31, 2026 and 2025.

•
Audited consolidated financial statements of the Corporation for the twelve-month periods ended July 31, 2025 and 2024.

•
Report of MNP, Independent Registered Public Accounting Firm, on the consolidated statements of financial position of the Company as of July 31, 2025 and 2024, and the related consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the fiscal years ended July 31, 2025 and 2024 and the related notes.

EXPENSES OF THIS OFFERING
The estimated expenses payable by us in connection with the offering described in this Prospectus (other than the underwriting discounts and commissions) will be as set forth in the table below. With the exception of the SEC registration fee, the FINRA filing fee, and NYSE American listing fee, all amounts are estimates. All such expenses will be borne by us.

Item	Offering Expenses
SEC registration fee	USD$
FINRA filing fee	USD$
NYSE American listing fee	USD$
Printing and engraving expenses	USD$
Legal fees and expenses	USD$
Accounting fees and expenses	USD$
Miscellaneous expenses	USD$
Total	USD$
INTERESTS OF EXPERTS AND COUNSEL
None of the named experts or legal counsel was employed on a contingent basis, owns a number of Common Shares in our company which is material to that person, or has a material, direct or indirect economic interest in our company or that depends on the success of the offering.
DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or people controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

WHERE YOU CAN FIND MORE INFORMATION
This Prospectus and the related exhibits are available for viewing at the offices of the Company, 360, des Entrepreneurs Street, Montmagny, Québec, G5V 4T1, telephone: 1 (581) 632-0692.
Additional information relating to us may be found on SEDAR+, the system for electronic document analysis and retrieval, at www.sedarplus.ca. Upon effectiveness of the registration statement of which this Prospectus forms a part, we will be subject to the informational requirements of the Exchange Act that are applicable to foreign private issuers, and under those requirements will be filing reports with the SEC. Those other reports or other information may be inspected without charge at the locations described below. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F or Form 40-F containing financial statements audited by an independent registered public accounting firm, and will furnish to the SEC, under cover of a current report on Form 6-K, unaudited quarterly financial information.
Reports filed with, and other information furnished to, the SEC are available from the SEC’s Electronic Data Gathering and Retrieval System (EDGAR) at www.sec.gov.
We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the registration statement and the exhibits thereto, to which reference is hereby made. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, reference is made to such an exhibit for a more complete description of the matter involved. The registration statement and the exhibits thereto filed by us with the SEC may be inspected at the public reference facility of the SEC listed above.

Devonian Health Group Inc.
Consolidated Financial Statements
July 31, 2025, and 2024

To the Board of Directors and Shareholders of Devonian Health Group Inc.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Devonian Health Group Inc. (the “Company”) as of July 31, 2025 and 2024, and the related consolidated statements of net loss and comprehensive loss, changes in equity, and cash flows for each of the years in the two-year period ended July 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”).
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of July 31, 2025 and 2024, and the results of its consolidated operations and its consolidated cash flows for each of the years in the two-year period ended July 31, 2025, in conformity with IFRS® Accounting Standards as issued by the International Accounting Standards Board.
Material Uncertainty Related to Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
We have served as the Company’s auditor since 2024.
Montreal, Quebec November 25, 2025 except for the reverse stock split described in Note 1(b) and the subsequent events described in Note 22, as to which the date is May 19, 2026	1
1 CPA auditor, public accountancy permit No. A142237

Devonian Health Group Inc.
Consolidated Statements of Financial Position
As at July 31, 2025 and 2024
	2025 $	2024 $
Assets
Current assets
Cash and cash equivalents	6,983,620	9,862,511
Accounts receivable (note 4)	1,133,759	7,965,975
Tax credits receivable	368,994	154,210
Inventories	34,513	60,889
Interest reserve (note 8)	—	160,000
Prepaid expenses	203,404	256,225
	8,724,290	18,459,810
Property, plant and equipment and right-of-use asset (note 5)	2,203,143	2,496,091
Intangible assets (note 6)	4,902,870	5,134,465
Goodwill (notes 2 and 6)	—	4,643,084
	15,830,303	30,733,450
Liabilities
Current liabilities
Accounts payable (note 7)	6,533,602	13,780,243
Income tax liability (note 15)	33,229	847,198
Current portion of lease liability	47,648	44,682
Current portion of long-term debt (note 8)	—	2,075,617
	6,614,479	16,747,740
Lease liability	78,156	125,724
	6,692,635	16,873,464
Shareholders’ Equity
Share capital (note 9)	29,838,321	29,838,321
Shares subscribed to be issued (note 22)	600,000	—
Stock options (note 10)	2,663,081	2,071,861
Warrants (note 11)	371,487	862,261
Contributed surplus	8,930,758	8,340,731
Deficit	(33,265,979)	(27,253,188)
	9,137,668	13,859,986
	15,830,303	30,733,450
Material uncertainty related to going concern (note 1)
Approved by the Board of Directors (s) Dennis Turpin, Director	(s) André Boulet, Director
The accompanying notes are an integral part of these consolidated financial statements.

Devonian Health Group Inc.
Consolidated Statements of Net Loss and Comprehensive Loss
For the years ended July 31, 2025 and 2024
	2025 $	2024 $
Distribution revenues (note 21)	23,590,335	19,305,986
Cost of sales (note 3)	15,031,784	11,826,082
Gross margin	8,558,551	7,479,904
Operating expenses
Research and development expenses	2,006,051	1,287,895
Selling and administrative expenses	7,323,483	6,805,451
Financial expenses (note 13)	256,442	440,104
Loss from operations	(1,027,425)	(1,053,546)
Interest income	(278,071)	(73,910)
Intangible assets – Impairment loss (note 6)	195,983	—
Goodwill – Impairment loss (note 6)	4,643,084	—
Net loss and comprehensive loss before income tax	(5,588,421)	(979,636)
Income tax expense (notes 15)	424,370	847,198
Net loss and comprehensive loss	(6,012,791)	(1,826,834)
Net loss per share (notes 14)
Basic and diluted	(2.43)	(0.75)
Additional information to the consolidated statements of net loss and comprehensive loss (notes 1, 3, 14 and 16)
Current and prior year number of outstanding shares and options amounts have been retrospectively adjusted to reflect the Reverse Stock Split, which became effective on January 22, 2025. See Note 1(b) for details.
The accompanying notes are an integral part of these consolidated financial statements.

Devonian Health Group Inc.
Consolidated Statements of Changes in Equity
For the years ended July 31, 2025 and 2024
	NUMBER OF UNITS				AMOUNT
	Shares	Units to be issued	Stock options	Warrants	Share capital $	Units to be issued $	Stock options $	Warrants $	Contributed surplus $	Deficit $	Total $
Balance – as at July 31, 2023	2,407,630	—	178,750	45,570,160	29,345,454	—	1,555,408	5,008,023	3,764,921	(25,426,354)	14,247,452
Issuance of shares (note 9)	62,746	—	—	—	508,758	—	—	—	—	—	508,758
Share issuance costs
In cash	—	—	—	—	(15,891)	—	—	—	—	—	(15,891)
Stock-based compensation (note 9)	—	—	123,337	—	—	—	731,459	—	—	—	731,459
Issuance of warrants (note 11)	—	—	—	3,764,727	—	—	—	215,042	—	—	215,042
Warrants expired (note 11)	—	—	—	(36,393,037)	—	—	—	(4,360,804)	4,360,804	—	—
Options expired (note 10)	—	—	(25,625)	—	—	—	(215,006)	—	215,006	—	—
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	(1,826,834)	(1,826,834)
	62,746	—	97,712	(32,628,310)	492,867	—	516,453	(4,145,762)	4,575,810	(1,826,834)	(387,466)
Balance – as at July 31, 2024	2,470,376	—	276,462	12,941,850	29,838,321	—	2,071,861	862,261	8,340,731	(27,253,188)	13,859,986
Subscription of units (note 9)	—	66,667	—	—	—	600,000	—	—	—	—	600,000
Stock-based compensation (note 10)	—	—	102,046	—	—	—	690,473	—	—	—	690,473
Warrants expired (note 11)	—	—	—	(8,602,080)	—	—	—	(490,774)	490,774	—	—
Options expired (note 10)	—	—	(13,893)	—	—	—	(99,253)	—	99,253	—	—
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	(6,012,791)	(6,012,791)
	—	66,667	88,153	(8,602,080)	—	600,000	591,220	(490,774)	590,027	(6,012,791)	(4,722,318)
Balance – as at July 31, 2025	2,470,376	66,667	364,615	4,339,770	29,838,321	600,000	2,663,081	371,487	8,930,758	(33,265,979)	9,137,668
Current and prior year share amounts have been retrospectively adjusted to reflect the Reverse Stock Split, which became effective on January 22, 2025. See Note 1 (b) Reverse Stock Split, for details.
The accompanying notes are an integral part of these consolidated financial statements.

Devonian Health Group Inc.
Consolidated Statements of Cash Flows
For the years ended July 31, 2025 and 2024
	2025 $	2024 $
Cash flows from
Operating activities
Net loss and comprehensive loss	(6,012,791)	(1,826,834)
Items not affecting cash
Amortization of property, plant and equipment and depreciation of right-of-use asset (Note 5)	310,298	301,901
Amortization of intangible assets (Note 6)	35,611	370,929
Amortization – deferred financial fees (Note 13)	84,383	—
Impairment loss (Note 6)	4,839,067	—
Interest on lease liability	9,162	7,382
Income tax expense (Note 15)	424,370	847,198
Stock-based compensation (Note 10)	690,473	731,459
	380,573	432,035
Changes in non-cash working capital items (note 17)	(1,628,350)	5,209,181
Cash provided by (used in) operating activities	(1,247,777)	5,641,216
Investing activities
Acquisition of property, plant and equipment (Note 5)	(17,350)	(4,247)
Cash provided by (used in) investing activities	(17,350)	(4,247)
Financing activities
Principal payments on lease liability	(53,764)	(40,920)
Repayment of long-term debt (Note 8)	(2,160,000)	(3,580,000)
Proceeds from loan (Note 8)	—	2,075,617
Issuance of shares and warrants, net of issuance costs (Note 9, 11)	—	707,909
Units to be issued (note 9, 22)	600,000	—
Cash provided by (used in) financing activities	(1,613,764)	(837,394)
Increase (decrease) in cash	(2,878,891)	4,799,575
Cash and cash equivalents – Beginning of year	9,862,511	5,062,936
Cash and cash equivalents – End of year	6,983,620	9,862,511
For the year ended July 31, 2025, cash flows from operating activities include interest paid of $129,201 (2024 — $362,073).
In August 2024 the company invested $ 4,000,000 in 1 year cashable Guaranteed Investment Certificate (GIC) at a variable interest rate equal to Royal Bank of Canada (RBC) preferential interest rate (3.20% — 4.95%) less 2%. The company cashed $2,000,000 in December 2024 in order to repay long-term debt of $2,160,000 (note 8). The remaining balance of $2,000,000 was reinvested at the anniversary date in August 2025 in a new 1 year cashable GIC at a variable interest rate equal to RBC’s preferential interest rate (4.95%) less 2%.
The accompanying notes are an integral part of these consolidated financial statements.

Devonian Health Group Inc.
Notes to Consolidated Statements
July 31, 2025 and 2024
1
(a) Statutes of incorporation, nature of activities and material uncertainty related to going concern

Devonian Health Group Inc. (the Company) domiciled at 360 Des Entrepreneurs, Montmagny, Quebec, G5V 4T1, was incorporated under the Business Corporations Act (Québec) on March 27, 2015. On May 12, 2017, the Company was continued under the Canada Business Corporations Act.
On December 31, 2024, following a corporate reorganization, Altius Healthcare Inc, a fully owned subsidiary of Devonian Health Group Inc. (Devonian), transferred all its assets and liabilities to Altius Healthcare LP (Altius), a limited partnership where Devonian is the ultimate holder of 100% of the units.
The Company’s main activity is the development of botanical drugs. It is also involved in the development of value-added products for dermo-cosmetics and the distribution of pharmaceutical products through its subsidiary. The Company has established a research effort focused towards the anticipation of new solutions in the medical sector as well as in the cosmetic sector. The Company’s head office is located at 360 Rue des Entrepreneurs, Montmagny, Québec.
These consolidated financial statements have been prepared on a going concern basis, which assumes that assets will be realized and liabilities discharged in the normal course of business for the foreseeable future. Accordingly, these consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or on the discharge or classification of liabilities, should the Company be unable to continue its business in the normal course. The Company is committed to the development of botanical drugs and will have to obtain necessary funding to continue its operations until the commercialization phase of its products. For the year ended July 31, 2025, the Company incurred net losses from operations of $1,027,425 (2024 — $1,053,546) resulting in an accumulated deficit of $33,265,979 as at July 31, 2025 (2024 — 27,253,188). The Company’s liquidities are limited considering its ongoing projects and the non-renewal of its distribution contracts for Dexlansoprazole (note 6) and Pantoprazole magnesium (note 22) which will materially affect the Company’s cashflows from operations.
Consequently, the Company’s ability to continue as a going concern depends on its ability to obtain, in a timely matter, further financing to complete research and development projects, and to market its developed products, as to which no assurance can be given.
Management continues to negotiate further financing and different agreements that could create positive cash flows. The success of these negotiations is contingent on many factors outside of the Company’s control, and its ability to successfully complete such financings and agreements raises substantial doubt about the Company’s ability to continue as a going concern.
These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and consolidated statements of financial position classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.
(b) Reverse Stock Split
Devonian submitted a DRS on Form F-1 Registration Statement to the U.S. Securities and Exchange Commission and applied to have its common shares listed on a US National Stock Exchange. In connection with Devonian’s listing application on a US National Stock Exchange, Devonian completed a one for sixty (1-for-60) reverse stock split of its common stock on January 22, 2026 (the “Reverse Split”). Accordingly, all shareholders of record at the opening of business on January 22, 2026, received one issued and outstanding common share of Devonian in exchange for 60 outstanding common shares of the Company. No fractional shares were issued in connection with the Reverse Split. All fractional shares created by the Reverse Split were rounded to the nearest whole number of common shares, with any fractional interest representing 0.5 or more common shares entitling holders thereof to receive one whole common share.
Effective on the date of the Reverse Split, the exercise price and number of common shares issuable upon the exercise of outstanding stock options were proportionately adjusted to reflect the Reverse Split. While the number of warrants has not changed as a result of the Reverse Split, the conversion rate for each warrant was adjusted from one common share to 0.01667 common share. All information respecting outstanding common shares, stock options and warrants as well as net loss per share, in the current and comparative periods presented herein give effect to the Reverse Split.
2
Material accounting policies

Declaration of compliance
The consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

Devonian Health Group Inc.
Notes to Consolidated Statements
July 31, 2025 and 2024
These consolidated financial statements were approved by the Board of Directors on November 25, 2025 except for Note 1 (b), the related changes in the notes to these consolidated financial statements and updated subsequent events in Note 22, as to which the date is April 29, 2026.
Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis.
Functional and presentation currency
These consolidated financial statements are presented in Canadian dollars, which is the Company’s and its subsidiaries’ functional currency.
Consolidation
These consolidated financial statements include the accounts of the Company and the accounts of its subsidiaries, Altius Healthcare Group L.P. (formerly Altius Healthcare Inc.) and Altius General Partner Inc. Intercompany balances, income, expenses and cash flows are fully eliminated upon consolidation.
Distribution revenues recognition
Revenues from the distribution of pharmaceutical products are recognized when the terms of a contract with a client are fulfilled, i.e., when:
•
the control of the product has been transferred to the client; and

•
the product is received by the client or the transfer to the client of the ownership title occurs upon delivery.

After delivery, the client assumes obsolescence and loss risks with respect to such goods. Revenues are recognized according to the prices set in the contracts, less estimated sale deductions such as prompt pay discounts, program allowances trade spend, product returns and other rebates. Commission fees paid to sales agents are classified and presented in selling expenses. Purchase of products and profit-sharing amounts paid to suppliers are classified and presented in cost of sales.
For each distributed product the Company determines whether its obligation is:
•
to provide the product itself in which case it acts as Principal and recognizes revenues in the gross amount of consideration to which it expects to be entitled in exchange for the product Material accounting policies — continued

•
to arrange for the product to be provided to the client by the manufacturer in which case it acts as an Agent and recognizes revenues in the net amount of consideration that the entity retains after paying the manufacturer the cost of the product

When assessing if the Company is acting as a principal, it considers whether it controls the goods itself and therefore is responsible for fulfilling the promise to the customers. The Company is considered to be acting as an agent when its performance obligation is to arrange for another party to provide the good or service. To determine whether control exists prior to transfer, the Company considers the following indicators, including but not limited to:
•
Primary responsibility for fulfillment: Whether the Company is responsible for satisfying the underlying promise to the customer, including responsibility for acceptability of the good or service delivered.

•
Inventory risk: Whether the Company assumes inventory risk before or after a customer order or during returns.

•
Pricing discretion: Whether the Company has discretion in establishing pricing for the end customer.

These indicators are used collectively and do not replace the core principle that the Company must assess whether it obtains control of the specified good or service. For all the products distributed, the Company has concluded that it acts as Principal therefore revenue is recognized on a gross basis.
Use of estimates and judgments
The preparation of consolidated financial statements in compliance with IFRS Accounting Standards requires management to use judgment and make estimates and assumptions that affect the application of accounting policies and the carrying value of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Any revision to accounting estimates is recognized in the period in which the estimates are revised and in any future periods affected by these revisions.

Devonian Health Group Inc.
Notes to Consolidated Statements
July 31, 2025 and 2024
Information relating to critical judgments in applying accounting policies that have the most significant impact on the amounts recognized in the consolidated financial statements is as follows:
•
Impairment of goodwill and intangible assets

Evaluating indicators of impairment of intangible assets being amortized at the end of each period requires the use of judgments, assumptions and estimates to determine whether there are indicators that could give rise to the impairment obligation to carry out an impairment test of these intangible assets. When there are indications that intangible assets may have become impaired, an impairment test should be carried out wherever possible at the level of the individual asset, or the cash generating unit (CGU), i.e. as much as possible, a small identifiable group of assets that generates cash inflows largely independent of the cash inflows generated by other assets, or group of assets, to which the asset belongs. An impairment loss is recognized when the carrying amount of the asset or CGU exceeds its recoverable amount. Evaluating recoverable values requires determination of value in use, which is based on use of estimates and assumptions for expected revenues, discount rates and operating expenses. In addition, the Company may use a fair value less costs of disposal approach to determine the recoverable amount. Changes in any of the assumptions and estimates used to determine the recoverable amount of intangible assets could impact the impairment analysis.
Annually, management also carries out a Goodwill impairment test as well as an impairment test of its intangible assets that are not yet amortized.
•
Payables to wholesalers

Management uses judgment in estimating provisions for sale deductions such as cash discounts, program allowances, trade spend, product returns and other rebates.
•
Going Concern

Determining whether there exists material uncertainty that casts substantial doubt about the Company’s ability to continue as a going concern requires management to exercise its judgment in particular about its ability to obtain future financing and projected future cash flows and liabilities. Significant judgments related to the Company’s ability to continue as a going concern are disclosed in Note 1.
•
Income Taxes

Provisions for taxes are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date an additional liability could result from audits by taxing authorities. Where the final outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.
Currency translation
Transactions concluded in foreign currencies are translated into Canadian dollars as follows: monetary assets and liabilities denominated in foreign currencies are translated at the exchange rate in effect as at the date of the consolidated statements of financial position, while other assets and liabilities are translated at the exchange rate in effect as at the date of transactions. Revenues and expenses denominated in foreign currencies are translated at the average exchange rate, except for amortization, which is translated at the historical exchange rate. Exchange gains and losses resulting from this translation are recognized in net loss.
Income taxes
Income tax comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or other comprehensive income, in which case the income tax is also recognized directly in equity or other comprehensive income.
Current income tax
Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted at the end of the reporting period, and any adjustment to tax payable in respect of previous years. Current tax assets and current tax liabilities are only offset if a legally enforceable right exists to offset the amounts and the Company intends to settle on a net basis, or to realize the asset and settle the liability simultaneously.
Deferred tax
Deferred tax is recognized in respect of all qualifying temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is determined on a non-discounted basis using tax rates and

Devonian Health Group Inc.
Notes to Consolidated Statements
July 31, 2025 and 2024
laws that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered. Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.
Deferred tax assets are recognized to the extent future recovery is probable. At each reporting period end, deferred tax assets are reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.
Financial instruments
•
Classification and measurement

Classification and measurement of financial assets include the following categories: amortized cost, fair value through profit or loss (FVTPL) and fair value through other comprehensive income (FVOCI). The classification of financial assets is generally based on the business model by which a financial asset is managed and the characteristics of the contractual cash flows. Financial liabilities are classified and measured in two categories: amortized cost and FVTPL.
•
Financial assets measured at amortized cost

Financial assets measured at amortized cost, i.e., cash and cash equivalents and accounts are measured at fair value as at the date on which the Company becomes a party to the contractual provisions of the instrument. They are subsequently measured at amortized cost using the effective interest rate method, net of impairment losses.
•
Financial liabilities measured at amortized cost

Financial liabilities measured at amortized cost, i.e., accounts payable, are initially measured at fair value. They are subsequently measured at amortized cost using the effective interest rate method.
•
Fair value

The fair value of a financial instrument generally corresponds to the consideration for which the instrument would be exchanged in an arm’s length transaction between knowledgeable, willing parties who are under no compulsion to act. This measurement is carried out at a definite time and could be modified over the future presentation periods due to market conditions and other factors.
Fair value is established using the quoted prices of the most advantageous active market for that instrument to which the Company has immediate access. If there is no active market, fair value is established on internal or external valuation methods, such as discounted cash flow models. The fair value established using these valuation models requires the use of assumptions in regard to the amount and timing of the estimated future cash flows, as well as for many other variables. To determine these assumptions, readily observable market data are used when available. Otherwise, the Company uses the best possible estimates. Since they are based on estimates, fair values may not be realized in the event of an actual sale or immediate settlement of these instruments.
•
Impairment of financial assets

Financial assets recognized at amortized cost are subject to an impairment test at each reporting date. The Company estimates the expected credit losses based on the history of its credit losses and the credit risk assessment of its customers, and, if applicable, the net change in expected credit losses on accounts receivable is recognized in net loss.
The amount of the impairment loss is equal to the difference between the carrying amount of the asset and the present value of the estimated future cash flows, discounted at the original effective interest rate of the financial asset. The Company uses historical trends of the probability of default, the timing of recovery and its judgment in estimating future cash flows.
The Company applies the IFRS 9 Financial Instruments simplified approach to measuring expected credit losses using a lifetime expected credit loss allowance for trade receivables. The expected loss rates are based on the Company’s historical credit losses. The historical loss rates are then adjusted for current and forward-looking information on macroeconomic factors affecting the Company’s customers. The Company assumes that there is no significant increase in credit risk for instruments that have a low credit risk.
Research and development expenses and tax credits
Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is expensed as incurred.
Development activities involve a plan or design for the production of new or substantially improved products and processes. A development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and

Devonian Health Group Inc.
Notes to Consolidated Statements
July 31, 2025 and 2024
commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset. These criteria are usually met when a regulatory filing has been made in a major market and approval is considered highly probable.
Tax credits for research and development are recognized in net loss and comprehensive loss or deferred as a reduction of related expenses. Tax credits are recognized when there is reasonable assurance that the Company has met the requirements and that the credits will be received.
Share issuance costs
Costs directly identifiable with the issuance of shares are deferred as an asset until the issuance of the shares. At issuance, these costs are recorded as a reduction of share capital.
Property, plant and equipment
Property, plant and equipment are initially recorded at cost and, subsequently, at cost less amortization and accumulated impairment losses.
Amortization is based on the estimated useful life of each component of property, plant and equipment using the straight-line method and over the following periods:
Building
Structure and shell	40 years
Improvements, mechanical and plumbing systems	20 years
Leasehold improvements	5 years
Production and laboratory equipment	10 years
Computer equipment	3 years
Furniture and equipment	5 years
The residual value, the estimated useful life and the amortization method are reviewed at the end of each reporting date, and any changes in estimates are accounted for on a prospective basis. Amortization is recorded when the asset is ready to be used.
Right-of-use asset and lease liability
Leases are recognized as a right-of-use asset and a corresponding lease liability at the commencement date. Each lease payment is allocated between a reduction of the liability and interest on lease liability. The interest on lease liability is recognized in net financial expenses in the consolidated statements of net loss and comprehensive loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The lease liability is measured at the value of lease payments to be made, discounted using the incremental borrowing rate at the lease commencement date, over the lease term.
Right-of-use asset is measured at cost, which is calculated as the amount of the initial measurement of lease liability plus any lease payments made at or before the lease commencement date, any initial direct costs and related restoration costs. The right-of-use asset is depreciated over the lease term on a straight-line basis. The depreciation starts at the commencement date of the lease.
Costs associated with short-term leases and leases of low-value assets are included in the consolidated statements of net loss and comprehensive loss.
Intangible assets
Intangible assets are recorded at cost and, subsequently, at cost less amortization (except intangible assets not yet ready for use), and accumulated impairment losses.
Intangible assets acquired in the business combination, being licences, trademarks and distribution rights, are initially recognized at fair value as at the acquisition date. After initial recognition, they are recorded at cost less accumulated amortization and accumulated impairment losses, using the same method used for intangible assets acquired separately.
Amortization is based on the estimated useful life using the straight-line method and the following periods:
Patents	2 to 13 years
Licences, trademarks and distribution rights	4 to 12 years

Devonian Health Group Inc.
Notes to Consolidated Statements
July 31, 2025 and 2024
No amortization for the in-process research and development has been recognized, since it is not ready for use. The amortization method and estimated useful life will have to be reviewed at each reporting date.
Goodwill
Goodwill is allocated to the group of CGUs benefiting from the synergy of the business combination. Goodwill is initially recognized at cost as an asset, and is subsequently measured at cost less accumulated impairment losses. Goodwill is not amortized, but is subject to annual impairment testing or more frequently when events or circumstances indicate that there may be impairment. The Company determines whether there is impairment by assessing whether the carrying amount to which the goodwill relates exceeds its recoverable amount. In such a case, the loss of value is initially attributed to goodwill and any excess is allocated to the carrying amount of assets proportionately. Any impairment of goodwill is recognized in loss in the period in which it is recognized as a loss. Impairment losses on goodwill are not reversed in subsequent periods.
Impairment of non-financial assets
The carrying value of property, plant and equipment and intangible assets is tested for impairment at each reporting date in order to determine if there is any indication that an asset has experienced a loss of value. If any such evidence exists, the recoverable value of the asset is estimated.
The recoverable value of an asset, CGU or group of CGUs for goodwill impairment purposes is the higher between its value in use and its fair value less costs of disposal. To determine the value in use, the estimated future cash flows are discounted to their present value by applying a discount rate that reflects current market assessments, the time value of money and risks specific to the asset. For the purpose of impairment testing, assets are grouped to form the smallest group of assets that generates cash flows that are largely independent of cash flows from other assets or groups of assets (CGU).
An impairment loss is recognized whenever the carrying value of an asset or a CGU exceeds its estimated recoverable value. Impairment losses are recognized in net loss.
Impairment losses recognized in previous years are assessed at the reporting date to determine whether there are indications that confirm that the loss has decreased or if it still exists. An impairment loss is reversed if there has been a change in estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the carrying value of assets does not exceed the carrying value that would have been determined, after depreciation, if no impairment loss had been recognized.
Fair value of warrants
The proceeds from the issuance of units are allocated between shares and warrants issued based on their relative fair values. At the time the warrants are exercised, their value is reclassified to share capital. The value of warrants that have not been exercised at maturity, as well as for warrants that expire, is reclassified to contributed surplus.
Cash and cash equivalents
Cash and cash equivalents comprise cash and highly liquid financial instruments with an initial term of three months or less, when applicable.
Stock-based compensation
The Company has a Stock Option Plan under which directors, executives, employees and consultants can be granted stock options of the Company.
Each grant is treated separately with its proper vesting period and its own fair value at the grant date, determined by the Black-Scholes option pricing model. Compensation expense is recognized over the vesting period of each grant according to the number of options granted that are estimated to ultimately vest. Any revision of estimate is immediately recognized. Any consideration paid by the employees on exercise or purchase of stock options is credited to share capital. The value attributed to stock options is transferred to share capital at the issuance of shares.
In the normal course of business, the Company grants options in exchange for goods or services to parties other than staff members. For these transactions, the Company evaluates the fair value of goods or services received and, in counterpart, increases the equity by the same amount unless the fair value cannot be reliably estimated. In this case, the fair value is the value of options issued on the market as at the date the goods or services are received.
Net loss per share
Basic loss per share is calculated by dividing net loss attributable to common shareholders by the weighted average number of shares outstanding during the year. Diluted loss per share is calculated by taking into account the potential dilution that could occur in the

Devonian Health Group Inc.
Notes to Consolidated Statements
July 31, 2025 and 2024
event that the warrants and stock options are exercised at the beginning of the year or at the date of their issuance, if later. The treasury stock method is used to determine the dilution effect of the warrants and options.
Provision
A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and if it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are not recognized for future operating losses.
If the effect of time value of money is material, provisions are measured at the present value of cash flows expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.
3
Additional information to the consolidated statements of net loss and comprehensive loss

The consolidated statements of net loss and comprehensive loss include the following items:
	2025 $	2024 $
Research and development – amortization of property, plant and equipment and depreciation of right-of-use asset	310,298	301,901
Selling and administrative expenses – salaries and employer’s contributions	1,221,039	2,019,847
Selling and administrative expenses – stock-based compensation	690,473	731,459
Research and development expenses – salaries and employer’s contributions(i)	297,537	179,980
Cost of sales – profit sharing & royalties	3,019,463	2,635,886
Cost of sales – cost of inventories	11,762,793	8,381,785
Cost of sales – logistic expenses	213,917	295,472
Cost of sales – inventory write-off	—	142,010
Cost of sales – amortization of intangible assets (note 6)	35,611	370,929

i)
The Company is eligible for refundable tax credits for research and development from the Government of Quebec for an amount of $214,784, which has been credited against research and development expenses (2024 — $143,991).

4
Accounts receivable

	2025 $	2024 $
Trade receivables	475,884	7,686,347
Sales taxes	579,392	279,628
Interest receivable	78,483	—
	1,133,759	7,965,975
Based on collection history the Company expects to collect its trade receivables in full and therefore did not set up an allowance for expected credit losses. The ageing of the trade receivables is as follows:
	2025 $	2024 $
Not overdue	419,187	7,686,347
0 to 3 months overdue	56,697	—
More than 3 months	—	—
	475,884	7,686,347

Devonian Health Group Inc.
Notes to Consolidated Statements
July 31, 2025 and 2024
5
Property, plant and equipment and right-of-use asset

	2025
	Building $	Land $	Production and laboratory equipment $	Computer equipment $	Furniture and equipment $	Right- of-use asset $	Total $
Cost
Balance – Beginning of year	2,537,676	562,324	1,611,646	27,328	65,600	219,273	5,023,847
Additions	—	—	17,350	—	—	—	17,350
Balance – End of year	2,537,676	562,324	1,628,996	27,328	65,600	219,273	5,041,197
Accumulated amortization
Balance – Beginning of year	949,676	—	1,443,155	26,201	63,850	44,874	2,527,756
Amortization (note 3)	102,616	—	162,467	1,127	700	43,388	310,298
Balance – End of year	1,052,292	—	1,605,622	27,328	64,550	88,262	2,838,054
Carrying value – End of year	1,485,384	562,324	23,374	—	1,050	131,011	2,203,143
	2024
	Building $	Land $	Production and laboratory equipment $	Computer equipment $	Furniture and equipment $	Right- of-use asset $	Total $
Cost
Balance – Beginning of year	2,537,676	562,324	1,607,399	27,328	65,600	127,047	4,927,374
Additions	—	—	4,247	—	—	79,592	83,839
Disposal	—	—	—	—	—	(39,938)	(39,938)
Lease modification	—	—	—	—	—	52,572	52,572
Balance – End of year	2,537,676	562,324	1,611,646	27,328	65,600	219,273	5,023,847
Accumulated amortization
Balance – Beginning of year	847,060	—	1,282,579	23,948	63,150	26,615	2,243,352
Disposal	—	—	—	—	—	(17,497)	(17,497)
Amortization	102,616	—	160,576	2,253	700	35,756	301,901
Balance – End of year	949,676	—	1,443,155	26,201	63,850	44,874	2,527,756
Carrying value – End of year	1,588,000	562,324	168,491	1,127	1,750	174,399	2,496,091

Devonian Health Group Inc.
Notes to Consolidated Statements
July 31, 2025 and 2024
6
Intangible assets and goodwill

	2025
	In-process research & development $	Patents $	Licences, trademarks and distribution rights $	Total $
Cost
Balance – Beginning of year	4,888,000	136,693	3,812,822	8,837,515
Balance – End of year	4,888,000	136,693	3,812,822	8,837,515
Accumulated amortization
Balance – Beginning of year	—	118,759	3,584,291	3,703,050
Amortization	—	3,064	32,547	35,611
Impairment	—	—	195,983	195,983
Balance – End of year	—	121,823	3,812,822	3,934,645
Carrying value – End of year	4,888,000	14,870	—	4,902,870
	2024
	In-process research & development $	Patents $	Licences, trademarks and distribution rights $	Total $
Cost
Balance – Beginning of year	4,888,000	136,693	3,812,822	8,837,515
Balance – End of year	4,888,000	136,693	3,812,822	8,837,515
Accumulated amortization
Balance – Beginning of year	—	112,803	3,219,318	3,332,121
Amortization	—	5,956	120,573	126,529
Impairment	—	—	244,400	244,400
Balance – End of year	—	118,759	3,584,291	3,703,050
Carrying value – End of year	4,888,000	17,934	228,531	5,134,465
The Company is in the process of developing pharmaceutical products and has recognized an IPR&D asset not yet available for use, that is subject to an annual impairment review. As of July 31, 2025, the carrying value of the IPR&D asset was $4,888,000 (2024: $4,888,000).
Goodwill from the acquisition of Altius was allocated to the products distribution cash generating unit (CGU) i.e. Altius Healthcare Group LP. In April 2025 following the non-renewal of the Dexlansoprazole distribution license, the Company determined that the product distribution CGU was impaired. The recoverable amount of the CGU was determined based on the value in use approach, with key inputs and assumptions including a discount rate of 20% and forecasted cash flows over a five-year period. The Company recorded an impairment loss on distribution rights of $195,983 and on goodwill of $4,643,084. A 1% change in any of the key inputs will not result in any change in the impairment loss that was recognized.
The licences, trademarks and distribution rights valued in the consolidated statements of financial position relate to Pantoprazole, Cléo-35, Dexlansoprazole and PurGenesis.
The Company recorded an impairment loss on distribution rights of $195,983 for the year ended July 31, 2025, and an impairment loss on license of $244,400 for the year ended July 31, 2024.

Devonian Health Group Inc.
Notes to Consolidated Statements
July 31, 2025 and 2024
7
Accounts payable

	2025 $	2024 $
Suppliers	4,356,518	3,716,003
Accrued expenses	2,079,154	10,049,394
Salaries, payroll deductions and contributions	97,930	14,846
	6,533,602	13,780,243

8
Long-term debt

	2025 $	2024 $
Loan, secured by the universality of movable and immovable property, tangible and intangible, present and future of the Company, for a carrying value of $7,700,557, interest payable monthly at the National Bank’s prime rate plus 8.80% and principal payable in January 2025(i)	—	2,075,617
	—	2,075,617

i)
In 2024 the lender had made available to the borrowers a term loan in the amount of $2,160,000, which included an interest reserve (prepaid interest) in the amount of $160,000. Interest was payable to the lender monthly. As of the sixth month the interest due was applied against the prepaid interest. This loan was also subject to financial covenants. As at July 31, 2024 and during 2025, the Company was in compliance with its covenants. The loan and any accrued interest were settled in full in December 2024.

9
Share capital

As disclosed in note 1 (b), the 1-for-60 Reverse Split effective January 22, 2026, has been applied retrospectively herein.
Description of authorized share capital
An unlimited number of common shares, without nominal or par value.
	2025 $	2024 $
Share capital issued and subscribed
2,470,376 common shares (2024 – 2,470,376)	29,838,321	29,838,321
66,667 units subscribed (2024 – nil) (note 22)	600,000	—
	30,438,321	29,838,321
On October 10, 2024, the Company amended its articles of amalgamation by creating a new class of shares, consisting of an unlimited number of common shares with one vote per share. Each issued and outstanding Subordinate Voting Share was converted into one Common Share and, upon giving effect to the above-mentioned change, the following classes of shares of the Company and the rights, privileges, restrictions and conditions thereon were repealed:
i.
an unlimited number of multiple voting shares of the Company;

ii.
an unlimited number of exchangeable voting shares of the Company; and

iii.
an unlimited number of Subordinate Voting Shares of the Company.

All of the Company’s stock incentive plans will cover the Common Shares as of the date of the Secondary Offering.
On July 31, 2025 the Company was in the process of securing a private financing which was completed on Aug. 7 2025 (note 22). As of July 31, 2025 the Company received proceeds of $600,000 in escrow for 66,667 subscribed units (consisting of one common share and sixty common share subscription warrant) to be issued.
Private financing
On March 13, 2024, the Company completed a private financing by issuing 24,867 units at a price of $9.00 per unit, for gross proceeds of $223,800. Each unit consists of one common share and sixty common share subscription warrants. Each warrant entitles its holder to acquire 1/60 common share at a price of $0.20 (60 warrants for one common share) until March 2026.

Devonian Health Group Inc.
Notes to Consolidated Statements
July 31, 2025 and 2024
The related issuance costs of $10,487 were proportionately split between share capital and warrants and recognized as a reduction in their respective initial value.
The fair value of the 24,867 shares issued was estimated at $148,920 using the residual method. The fair value of the 1,492,000 warrants issued was estimated at $74,880 using the Black-Scholes valuation model and the following assumptions:
Risk-free interest rate	5%
Average expected duration	2 years
Expected volatility	94%
1/60 of a Share price	$0.20
Expected dividend	$nil
On September 1, 2023, the Company completed a private financing by issuing 37,879 units at a price of $13.20 per unit, for gross proceeds of $500,000. Each unit consists of one common share and sixty common share subscription warrants. Each warrant entitles its holder to acquire 1/60 common share, at a price of $0.28 (60 warrants for one common share), until September 2025.
The related issuance costs of $5,404 were proportionately split between share capital and warrants and recognized as a reduction in their respective initial value.
The fair value of the 37,879 shares issued was determined at $359,838 using the residual method. The fair value of the 2,272,727 warrants issued was estimated at $140,162, using the Black-Scholes valuation model and the following assumptions:
Risk-free interest rate	5%
Average expected duration	2 years
Expected volatility	94%
1/60 of a Share price	$0.22
Expected dividend	$nil

10
Stock Option Plan

Under the Stock Option Plan put in place in May 2017 and modified in February 2024 and March 2025 for a fixed options plan up to 20%, the Board of Directors can attribute stock options to directors, executives, employees and consultants of the Company to acquire shares of the Company.
The maximum number of options that may be granted under the Stock Option Plan is equal to a maximum of 20% of the number of common shares outstanding as of March 24, 2025, or 494,075 options to purchase common shares. If a stock option granted under the Stock Option Plan is canceled, terminated, expired, abandoned or forfeited for any reason in accordance with the terms of the Stock Option Plan without having been exercised, the unexercised shares in question will again be available for the purposes of the Stock Option Plan.
No stock purchase option may be granted to an eligible participant in the Stock Option Plan if the shares covered by this grant added to those covered by the options already granted, combined with all the shares reserved for all other equity compensation mechanisms of the Company, exceed 10% of the total shares of the Company issued and in circulation, this number being calculated on the date of grant of stock options, for a period of twelve (12) months, subject to the Company obtaining disinterested shareholder approval in accordance with the policies of the exchange.
The options granted under the Stock Option Plan cannot exceed a duration of ten years and must be granted at the price and under the conditions that the members of the Board of Directors deem necessary in order to achieve the objective of the Stock Option Plan, in accordance with the applicable regulations. The exercise price of the option cannot be lower than the market price.
As disclosed in note 1 (b) the 1-for-60 Reverse Split effective on January 22, 2026 has been applied retrospectively herein.
On October 8, 2024, the Company granted 54,976 stock options to members of management. These options, exercisable on their grant date, can be exercised at a price of $9.60, for a period of 10 years from the grant date.

Devonian Health Group Inc.
Notes to Consolidated Statements
July 31, 2025 and 2024
The fair value of these granted options was estimated at $395,833 based on the Black Scholes option pricing model and using the following assumptions:
Risk-free interest rate	4.4%
Average expected duration	5 years
Expected volatility	95%
1/60 of Share price	0.16$
Expected Dividend	Nil
On December 23, 2024, the Company granted 25,595 stock options of the Company at an exercise price of $11.40 for a period of 10 years from the grant date and in accordance with the terms and conditions of the Company’s stock option plan. These options granted to independent directors of the Company are exercisable on their grant date.
The fair value of these granted options was estimated at $215,000 based on the Black Scholes option pricing model and using the following assumptions:
Risk-free interest rate	3.9%
Average expected duration	5 years
Expected volatility	95%
1/60 of Share price	0.19$
Expected Dividend	Nil
On June 9, 2025 the Company granted 21,475 stock options of at an exercise price of $9 for a period of ten years from the grant date. Of those options, 7,309 were granted to an independent director of the Company and are exercisable on the grant date. The remaining 14,166 options were granted to employees of the Company (of which 8,333 were granted to an officer of the Company). 3,541 of these options are exercisable on the grant date while the other 10,625 vest in equal instalments over a period of 3 years at the grant anniversary date.
The fair value of these granted options was estimated at $146,900 based on the Black Scholes option pricing model and using the following assumptions:
Risk-free interest rate	3.52%
Average expected duration	5 years
Expected volatility	100%
1/60 of Share price	0.15$
Expected Dividend	Nil
During the year ended July 31, 2024, the Company granted 123,337 stock options to consultants and directors, employees and members of management. These options can be exercised at a price ranging from $7.50 to $12.60 for a period of ten years from the date of grant. Of these stock options, 120,005 are exercisable on the grant date while 833 vest on the anniversary of the grant date in each of the following four years.
The fair value of these options was estimated at $754,259 based on the Black-Scholes option pricing model and using the following weighted average assumptions:
Risk-free interest rate	3.4% to 5.0%
Average expected life	5 – 6 years
Expected volatility	95%
1/60 of Share price	$0.125 – $0.15
Expected dividend	$nil
The Company recorded stock-based compensation expense of $690,473 during the year ended July 31, 2025 (2024 — $731,459).
The share volatility is determined by comparison to other companies in the same industry and with a similar level of risk.

Devonian Health Group Inc.
Notes to Consolidated Statements
July 31, 2025 and 2024
The following table summarizes the situation of the Company’s Stock Option Plan and the changes incurred during the years ended July 31, 2025 and 2024:
	2025		2024
	Number	Weighted average exercise price $	Number	Weighted average exercise price $
Outstanding – Beginning of year	276,462	15.60	178,750	20.40
Options expired	(13,893)	12.92	(25,625)	18.60
Options granted to directors and members of management	96,213	10.20	112,504	8.40
Options granted to employees	5,833	9.00	10,833	9.00
Outstanding – End of year	364,615	13.89	276,462	15.60
Options exercisable – End of year	339,784	13.53	261,462	15.00
Weighted average fair value of the options granted during the year		7.20		6.00
The following table summarizes information about the options outstanding and exercisable as at July 31, 2025:
		Options outstanding and exercisable
Exercise price $	Number of options outstanding	Number of options exercisable	Weighted average remaining contractual life
7.20	12,527	12,527	5.42 years
7.50	62,758	62,758	8.34 years
8.70	8,333	5,833	8.89 years
9.00	94,771	84,105	8.04 years
9.60	54,975	54,975	9.19 years
11.40	25,595	25,595	9.40 years
12.00	13,082	13,082	7.62 years
12.60	11,248	11,248	5.01 years
20.40	833	833	7.44 years
24.00	15,329	15,329	6.30 years
30.00	45,000	33,335	6.40 years
36.00	20,164	20,164	2.94 years
	364,615	339,784

Devonian Health Group Inc.
Notes to Consolidated Statements
July 31, 2025 and 2024
The following table summarizes information about the options outstanding and exercisable as at July 31, 2024:
		Options outstanding and exercisable
Exercise price $	Number of options outstanding	Number of options exercisable	Weighted average remaining contractual life
7.20	12,527	12,527	7.42 years
7.50	62,760	62,760	9.34 years
8.70	8,333	5,000	9.89 years
9.00	82,883	82,883	8.21 years
12.00	13,917	13,917	8.63 years
12.60	11,250	11,250	6.01 years
20.40	833	833	8.44 years
24.00	18,792	18,792	7.30 years
30.00	45,000	33,333	7.40 years
36.00	20,167	20,167	3.94 years
	276,462	261,462

11
Warrants

As a result of the Reverse Split, as disclosed in note 1 (b), the warrant holders must exercise 60 warrants to receive one common share.
The following table summarizes information about the Company’s warrants and the changes during the years:
	2025		2024
	Number	Weighted average exercise price $	Number	Weighted average exercise price $
Outstanding – Beginning of year	12,941,850	0.24	45,570,160	0.37
Issued	—		3,764,727	0.25
Expired	(8,602,080)	0.20	(36,393,037)	0.40
Outstanding – End of year	4,339,770	0.30	12,941,850	0.24
The following table summarizes information about warrants outstanding as at July 31, 2025:
	Warrants outstanding
Exercise price $	Number of warrants outstanding	Average remaining contractual life
0.20 – 0.28	3,764,727	0.08 – 0.62 years
0.52 – 0.69	535,044	0.01 – 1.67 years
0.95	39,999	1.13 year
	4,339,770

Devonian Health Group Inc.
Notes to Consolidated Statements
July 31, 2025 and 2024
The following table summarizes information about warrants outstanding as at July 31, 2024:
	Warrants outstanding
Exercise price $	Number of warrants outstanding	Average remaining contractual life
0.194 – 0.30	12,366,805	0.22 – 1.62 years
0.52 – 0.69	535,046	1.14 – 2.73 years
0.95	39,999	2.13 years
	12,941,850

12
Capital management

The Company includes all components of equity in its capital definition: share capital, stock options, warrants, contributed surplus and deficit. In terms of capital management, the Company’s objectives are to preserve its ability to continue as a going concern to ensure its sustainability by obtaining the necessary funding to realize its development activities and to provide in the future an adequate return to its shareholders.
The Company’s objectives and policies in terms of capital management have not changed since July 31, 2024.
13
Financial expenses

Net financial expenses are as follows:
	2025 $	2024 $
Interest expenses and bank charges	33,696	10,377
Interest on long-term debt	129,201	362,073
Interest on lease liability	9,162	7,381
Amortization of financial fees	84,383	60,273
	256,442	440,104

14
Net loss per share

The following table provides the weighted average number of shares used to calculate the basic and diluted loss per share:
	2025 $	2024 $
Weighted average number of shares used to calculate the basic loss per share	2,470,376	2,451,830
Items excluded from the calculation of diluted loss per share:
Stock options	364,615	276,462
Warrants (60 warrants for one share)	72,330	215,698
For the years ended July 31, 2025 and 2024, the impacts of the warrants and stock options were excluded from the calculation of diluted loss per share as they would have had an anti-dilutive effect.

Devonian Health Group Inc.
Notes to Consolidated Statements
July 31, 2025 and 2024
15
Income taxes

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% (2024 — 26.5%) to the effective tax rate is as follows:
	2025 $	2024 $
Net Income (Loss) before recovery of income taxes	(5,588,421)	(979,636)
Recovery calculated using the statutory tax rates	(1,480,932)	(259,604)
Increase (decrease) in income tax expense from:
Stock-based compensation	182,975	193,837
Variation of potential tax assets not recognized	748,543	1,035,757
Impairment of goodwill and intangible assets	1,230,417	—
Non-deductible fees	6,348	392
Previously unrecognized deferred tax asset	(264,256)	(128,982)
Adjustment of previous year tax rate allocation	—	12,299
Other individually insignificant items	1,275	(6,501)
Current tax expense	424,370	847,198
The significant components of the deferred tax assets (liabilities) of the Company are as follows:
	2025 $	2024 $
Deferred tax
Deferred tax asset – Operating tax losses carry forward	869,818	1,360,633
Deferred tax liabilities – intangible assets	(869,818)	(1,360,633)
Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.
Unrecognized Deferred tax asset
Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences:
	2025 $	2024 $
Property, plant and equipment	146,369	1,130,072
Lease liabilities	125,804	170,407
Share issuance costs	164,913	158,829
Operating tax losses carried forward	18,219,165	15,697,383
Federal Investment Tax Credits	797,117	665,457
Research and development tax pool	5,418,350	4,590,048
	24,871,718	22,412,196
Operating tax losses carry forward
The Canadian operating tax loss carry forwards expire as noted in the table below. The remaining deductible temporary differences may be carried forward indefinitely. Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the group can utilize the benefits therefrom.

Devonian Health Group Inc.
Notes to Consolidated Statements
July 31, 2025 and 2024
The Company’s Canadian operating tax losses expire as follows:
Year	$
2036	1,176,130
2037	419,700
2038	1,881,780
2039	1,985,130
2040	1,692,280
2041	1,673,300
2042	2,464,040
2043	2,772,870
2044	3,383,090
2045	770,860
18,219,180

16
Related party transactions

The members of key management are the President of the Company, the President of the subsidiary, the Chief Financial Officer and the Directors. During the year ended July 31, 2025, the members of key management were compensated for a total amount of $2,441,770 (2024 — $2,852,725):
	2025 $	2024 $
Included in selling and administrative expenses
Salaries and benefits	1,439,641	1,848,294
Consultant fees	37,396	83,047
Stock-based compensation (note 10)	672,233	680,759
	2,149,270	2,612,100
Included in research and development expenses
Salaries and benefits	292,500	240,625
Included in accounts payable
Accrued salaries and expense reimbursements	101,139	7,890
Bonus	—	680,667
	101,139	688,557
The bonus accrued as of July 31, 2024 was reversed in January 2025 following a decision by the Board of Directors to forfeit the payment due to the announcement of the termination of the Dexlansoprazole distribution license in April 2025.

Devonian Health Group Inc.
Notes to Consolidated Statements
July 31, 2025 and 2024
17
Details of consolidated statements of cash flows

Changes in non-cash working capital items
The changes in non-cash working capital items for the years ended July 31, 2025, and 2024 are as follows:
	2025 $	2024 $
Accounts receivable	6,832,216	(7,100,261)
Tax credits receivable	(214,784)	(79,156)
Inventories	26,376	98,894
Prepaid expenses	52,821	(74,735)
Interest reserve	160,000	(160,000)
Accounts payable	(7,246,640)	12,524,439
Income taxes payable	(1,238,339)	—
	(1,628,350)	5,209,181

18
Reconciliation of liabilities from financing activities

The table below shows the changes in liabilities arising from the Company’s financing activities, which includes changes in cash flows and changes without cash consideration:
			Changes without cash consideration
	Balance as at July 31, 2024 $	Net cash flows from financing activities $	Other changes(i) $	Balance as at July 31, 2025 $
Term loan (note 8)	2,075,617	(2,160,000)	84,383	—
	2,075,617	(2,160,000)	84,383	—
			Changes without cash consideration
	Balance as at July 31, 2023 $	Net cash flows from financing activities $	Other changes $	Balance as at July 31, 2024 $
Term loan (note 8)
Long-term debt	—	2,075,617	—	2,075,617
	3,580,000	(3,580,000)	—	—
	3,580,000	(1,504,383)	—	2,075,617

(i)
The amortization of deferred financing fees in 2025 is $84,383 (2024 — nil).

19
Economic dependence

During the year, the Company realized 47% (2024 — 45%) of its revenues from one client and 99% (2024 — 99%) of its purchases of inventories from one supplier.
20
Financial instruments

In the normal course of business, the Company is exposed to risks, the most significant of which are market risk, credit risk and liquidity risk.

Devonian Health Group Inc.
Notes to Consolidated Statements
July 31, 2025 and 2024
Market risk
Market risk is the risk that the fair value or cash flows of a financial instrument will fluctuate due to changes in market factors. Market risk comprises three types of risk: interest rate risk, currency risk and price risk. The Company is exposed to one of these risks: interest rate risk.
Interest rate risk
In 2024, the Company had a long-term loan bearing interest at a variable rate. Consequently, the Company was exposed to interest rate risk based on changes in the prime rate. Based on the balance as at July 31, 2024, a 1% increase in the prime rate would have increased interest expense by $21,600 over a 12-month horizon. The loan was fully repaid during the year ended July 31, 2025.
Credit risk
The Company’s cash and cash equivalents are maintained at major financial institutions; therefore, the Company considers the risk of non-performance of these instruments to be remote.
The Company is exposed to credit risk on the loss associated with a counterparty’s inability to fulfill its payment obligations. The maximum credit risk is equal to the carrying value of accounts receivable. The Company does not expect to be exposed to a higher-than-normal credit risk.
As at July 31, 2025, approximately 67% (2024 — 67%) of receivables were due from a single client.
Liquidity risk
Liquidity risk is the risk that the Company might have difficulty meeting its commitments associated with financial liabilities. As at July 31, 2025, the Company had current liabilities of $6,614,479 (2024 — $16,747 740). The maturity date of the long-term debt is presented in note 8.
The Company monitors its cash resources. The Company believes that it does not have sufficient liquidity to meet its obligations, and management is considering the possibility of obtaining additional funds through the issuance of shares or debentures, or finding another financial partner (note 1).
The table below categorizes the Company’s financial liabilities into relevant maturity groupings based on the remaining periods as of July 31, 2025 to the contractual maturity dates.
	2025
	Less than 3 months $	3 months to 1 year $	1 year to 5 years $	Total $
Lease liability	11,566	36,082	78,156	125,804
Accounts payable	6,533,602	—	—	6,533,602
Income tax liability	33,229	—	—	33,229
	6,578,397	36,082	78,156	6,692,635
The table below categorizes the Company’s financial liabilities into relevant maturity groupings based on the remaining periods as of July 31, 2024 to the contractual maturity dates.
	2024
	Less than 3 months $	3 months to 1 year $	1 year to 5 years $	Total $
Long-term debt	85,392	2,242,350	—	2,327,742
Lease liability	11,170	33,512	125,725	170,407
Accounts payable	7,517,669	6,262,574	—	13,780,243
Income tax liability	—	847,198	—	847,198
	7,614,231	9,385,634	125,725	17,125,590

Devonian Health Group Inc.
Notes to Consolidated Statements
July 31, 2025 and 2024
21
Segment information

The Company is currently operating in a single reportable operating segment in Canada, which is the pharmaceutical sector.
The following table details the breakdown of distribution revenues during the financial years:
	July 31 2025 $	July 31 2024 $
Pantoprazole Magnesium	1,320,433	2,038,954
Cléo-35	357,650	384,620
Dexlansoprazole	21,912,252	16,882,412
	23,590,335	19,305,986

22
Subsequent events

On August 7, 2025, the company completed a private placement by issuing 262,559 units at a price of $9.00 per unit for gross proceeds of $2,363,000. Each unit consists of one common share and sixty common share purchase warrant. Each warrant allows its holder to acquire 1/60 common share, at a price of $0.20 (60 warrants for one common share), until August 7, 2027.
The related issuance costs of $44,768 were proportionately split between share capital and warrants and recognized as a reduction in their respective initial value.
As of July 31, 2025 the company received subscriptions for 66,667 units to be issued and received proceeds of $600,000 which were held in escrow (note 9).
In August 2025, the Company was informed that the distribution agreement for Pantoprazole magnesium would not be renewed after its expiry date of April 23, 2026.
On October 22, 2025, the Company completed a non-brokered private placement for aggregate gross proceeds of $334,500. The Offering consisted of the issuance of 32,794 units of the Corporation at a price of $10.20 per Unit. Each Unit consists of one common share of the Corporation and sixty common share purchase warrants. Each Warrant entitles the holder thereof to purchase 1/60 common share at an exercise price of $0.17 (60 warrants for one share) for a period of 24 months from the date of issuance thereof.
On December 19, 2025 the Company granted 57,225 stock options of at an exercise price of $10.80 for a period of ten years from the grant date. Of those options, 46,629 were granted to independent directors of the Company and 2,500 to a consultant and are exercisable on the grant date.
Of the remaining 8,096 options, 6,430 were granted to employees of the Company (of which 684 were granted to an officer of the Company) and 1,666 were granted to a research and development consultant. 2,024 of these 8,096 options are exercisable on the grant date while the other 6,072 vest in equal instalments over a period of 3 years at the grant anniversary date.
As disclosed in Note 1 (b) Devonian completed a one for sixty (1-for-60) reverse stock split of its common shares effective on January 22, 2026 (the “Reverse Split”). All information respecting outstanding common shares, stock options and warrants as well as net loss per share, in the current and comparative periods presented herein give effect to the Reverse Split.
On February 2, 2026, the Company granted 25,000 stock options to an officer. Each option entitles the holder to purchase one common share at an exercise price of $11.50, for a period of ten years from the grant date. Those options are exercisable on the grant date.
On February 11, 2026, the Company granted a total of 52,000 stock options to four consultants. Each option entitles the option holders to purchase one common share of the Company, at an exercise price of $11.90. Those stock options are also exercisable on the grant date, and for a period of ten years.
On February 12, 2026, 333,334 warrants were exercised at a price of $0.20 per warrant for gross proceeds of $66,660. As a result of the Reverse Split, as mentioned in the note 1 (b), the conversion rate for each warrant was adjusted from one common share to 0.01667 common share. Following the exercise of these 333 334 warrants, 5,555 common shares were issued.
On March 9, 2026, and March 13, 2026, 200,000 and 375,000 warrants were respectively exercised at a price of $0.20 per warrant for total gross proceeds of $115,000. As a result of the Reverse Split, as mentioned in the note 1 (b), the conversion rate for each warrant was adjusted from one common share to 0.01667 common share. Following the exercise of these warrants, 9,582 common shares were issued.

Devonian Health Group Inc.
Interim Condensed Consolidated Financial Statements for the three months and six months ended:
January 31, 2026, and 2025
(Unaudited)

Devonian Health Group Inc.
Interim Condensed Consolidated Statements of Financial Position
As at January 31, 2026 and July 31, 2025
(Unaudited)
	January 31, 2026 $	July 31, 2025 $
Assets
Current assets
Cash and cash equivalents	1,292,337	6,983,620
Accounts receivable (note 4)	567,564	1,133,759
Tax credits receivable	222,745	368,994
Deferred financing charges	138,158	—
Inventories	14,850	34,513
Prepaid expenses	238,775	203,404
	2,474,429	8,724,290
Property, plant, equipment, and right-of-use assets	2,191,108	2,203,143
Intangible assets	4,901,338	4,902,870
	9,566,875	15,830,303
Liabilities
Current liabilities
Accounts payable (note 5)	1,509,098	6,533,602
Income tax liability	—	33,229
Current portion of lease liability	79,478	47,648
	1,588,576	6,614,479
Lease liability	79,001	78,156
	1,667,577	6,692,635
Shareholders’ Equity
Share capital (note 6)	31,399,122	30,438,321
Stock options (note 7)	3,201,262	2,663,081
Warrants (note 8)	1,243,167	371,487
Contributed surplus	9,119,808	8,930,758
Deficit	(37,064,061)	(33,265,979)
	7,899,298	9,137,668
	9,566,875	15,830,303
Approved by the Board of Directors (s) Pierre Labbé, Director	(s) André Boulet, Director
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Devonian Health Group Inc.
Interim Condensed Consolidated Statements of Net Loss and
Comprehensive Loss
For the three-month and six-month periods ended January 31, 2026 and 2025
(Unaudited)
	Three months ended January 31		Six months ended January 31
	2026 $	2025 $	2026 $	2025 $
Distribution revenues	487,824	8,827,629	1,540,067	14,948,410
Cost of sales (note 3)	454,518	6,214,669	976,649	10,359,243
Gross margin	33,306	2,612,960	563,418	4,589,167
Operating expenses
Research and development expenses	381,667	574,720	841,938	1,068,851
Selling and administrative expenses	1,897,946	1,795,570	3,561,595	3,846,794
Financial expenses (note 9)	4,646	99,207	8,559	225,102
Income (loss) from operations	(2,250,953)	143,463	(3,848,674)	(551,580)
Interest income	11,999	65,832	50,592	154,209
Net income (loss) and comprehensive loss before income tax	(2,238,954)	209,295	(3,798,082)	(397,371)
Income tax expense	—	437,054	—	437,054
Net loss and comprehensive loss (note 1)	(2,238,954)	(227,759)	(3,798,082)	(834,425)
Net loss per share (note 10)
Basic and diluted	(0.81)	(0.09)	(1.37)	(0.36)
Additional information to the interim condensed consolidated statements of net loss and comprehensive loss
(notes 1, 3 and 10)
Current and prior period number of outstanding shares and options amounts have been retrospectively adjusted to reflect the Reverse Stock Split, which became effective on January 22, 2026. See Note 1(b) for details.
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Devonian Health Group Inc.
Interim Condensed Consolidated Statement of Changes of Equity
For the six-month periods ended January 31, 2026 and 2025
(Unaudited)
	Number of				Amount
	Shares	Shares to be issued	Stock options	Warrants	Share capital $	Shares to be issued $	Stock options $	Warrants $	Contributed surplus $	Deficit $	Total $
For the six months ended January 31, 2025
Balance as at July 31, 2024	2,470,376	—	276,462	12,941,850	29,838,321	—	2,071,861	862,261	8,340,731	(27,253,188)	13,859,986
Stock-based compensation	—	—	80,571	—	—	—	610,833	—	—	—	610,833
Stock options canceled			(13,893)				(99,253)	—	99,253	—	—
Warrants expired	—	—	—	(201,982)	—	—	—	(20,274)	20,274	—	—
Net loss and comprehensive loss for the period	—	—	—	—	—	—	—	—	—	(834,425)	(834,425)
	—	—	66,678	(201,982)	—	—	511,580	(20,274)	119,527	(834,425)	(223,592)
Balance as at January 31, 2025	2,470,376	—	343,140	12,739,868	29,838,321	—	2,583,441	841,987	8,460,258	(28,087,613)	13,636,394
For the six months ended January 31, 2026
Balance as at July 31, 2025	2,470,376	66,667	364,615	4,339,770	29,838,321	600,000	2,663,081	371,487	8,930,758	(33,265,979)	9,137,668
Subscription of units	—	(66,667)	—	—	—	(600,000)	—	—	—	—	(600,000)
Issuance of shares (note 6)	295,353	—	—	—	1,605,570	—	—	—	—	—	1,605,570
Stock-based compensation (note 7)	—	—	57,225	—	—	—	538,181	—	—	—	538,181
Issuance of warrants (note 8)	—	—	—	17,720,981	—	—	—	1,091,930	—	—	1,091,930
Cash shares issuance costs	—	—	—	—	(44,769)	—	—	(31,200)	—	—	(75,969)
Warrants expired (note 8)	—	—	—	(2,452,007)	—	—	—	(189,050)	189,050	—	—
Net loss and comprehensive loss for the period	—	—	—	—	—	—	—	—	—	(3,798,082)	(3,798,082)
	295,353	(66,667)	57,225	15,268,974	1,560,801	(600,000)	538,181	871,680	189,050	(3,798,082)	(1,238,370)
Balance, as at January 31, 2026	2,765,729	—	421,840	19,608,744	31,399,122	—	3,201,262	1,243,167	9,119,808	(37,064,061)	7,899,298
Current and prior period share and options amounts have been retrospectively adjusted to reflect the Reverse Stock Split, which became effective on January 22, 2026. See Note 1 (b) Reverse Stock Split, for details.
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Devonian Health Group Inc.
Interim Condensed Consolidated Statement of Cash Flows
For the six-month periods ended January 31, 2026 and 2025
(Unaudited)
	Six months ended January 31, 2026 $	Six months ended January 31, 2025 $
Cash flows from
Operating activities
Net loss	(3,798,082)	(834,425)
Items not affecting cash:
Amortization of property, plant, equipment, and right-of-use asset	74,857	155,494
Amortization of intangible assets	1,532	23,230
Amortization of deferred financial fees	—	84,383
Interest on lease liability	4,344	—
Stock-based compensation	538,181	610,833
	(3,179,168)	39,515
Net change in non-cash working capital items (note 11)	(4,499,156)	721,008
Cash provided by (used in) operating activities	(7,678,324)	760,523
Investing activities
Acquisition of property, plant, and equipment	(6,500)	(17,350)
Cash used in investing activities
Financing activities	(6,500)	(17,350)
Principal payments on lease liability	(27,990)	(21,929)
Issuance of shares and warrants, net of issuance costs (note 6, 8)	2,021,531	—
Repayment of long-term debt	—	(2,160,000)
Cash provided by (used in) financing activities	1,993,541	(2,181,929)
Increase (decrease) in cash	(5,691,283)	(1,438,756)
Cash and cash equivalents – Beginning of period	6,983,620	9,862,511
Cash and cash equivalents – End of period	1,292,337	8,423,755
For the period ended January 31, 2026, cash flow from operating activities includes interest paid of nil (2025 — $129,201).
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Devonian Health Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
January 31, 2026
(Unaudited)
1
(a) Statutes of incorporation, nature of activities and material uncertainty related to going concern

Devonian Health Group Inc. (“Devonian” or the “Company”) was incorporated under the Business Corporations Act (Québec) on March 27, 2015. On May 12, 2017, the Company was continued under the Canada Business Corporations Act.
On December 31, 2024, following a corporate reorganization, Altius Healthcare Inc, the former fully owned subsidiary of Devonian, transferred all its assets and liabilities to Altius Healthcare Group L.P. (“Altius”), a limited partnership where Devonian is the ultimate holder of 100% of the units. Altius Healthcare Inc, merged with Devonian Health Group Inc. the same day.
Devonian’s main activity is the development of drugs for auto-immune inflammatory conditions. It is also involved in the development of value-added products for dermo-cosmetics and the distribution of pharmaceutical products through Altius. The Company has established a research effort focused on new solutions in the medical field as well as in the cosmetic field. The Company’s head office is located at 360, rue des Entrepreneurs, Montmagny, Quebec.
These interim condensed consolidated financial statements (the “consolidated financial statements”) have been prepared on a going concern basis, which assumes that assets will be realized, and liabilities discharged in the normal course of business for the foreseeable future. Accordingly, these interim condensed consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or on the discharge or classification of liabilities, should the Company be unable to continue its normal course of business. The company is engaged in the development of botanical drugs and will need to obtain necessary financing to continue its operations until the commercialization phase of its products. For the six- month periods ended January 31, 2026, the Company incurred net losses from operations of $3,798,082 (2025 — $834,425) resulting in an accumulated deficit of $37,064,061 as at January 31, 2026 (July 31, 2025 — $33,265,979). The Company’s liquidities are limited considering its ongoing projects and the non-renewal of its distribution contracts for Dexlansoprazole and Pantoprazole magnesium which will materially affect the Company’s cashflows from operations.
Consequently, the Company’s ability to continue as a going concern depends on its ability to obtain further financing in a timely manner in order to complete research and development projects, and to market its developed products.
Management continues to explore further financing and different agreements that could create positive cash flows. The success of these discussions is contingent on many factors outside of the Company’s control, and its ability to successfully complete such financings and agreements raises substantial doubt about the Company’s ability to continue as a going concern.
These interim condensed consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities in the normal course of operations. Such adjustments could be material.
(b) Reverse Stock Split
Devonian completed a one for sixty (1-for-60) reverse stock split of its common stock on January 22, 2026 (the “Reverse Split”). Accordingly, all shareholders of record at the opening of business on January 22, 2026, received one issued and outstanding common share of Devonian in exchange for 60 outstanding common shares of the Company. No fractional shares were issued in connection with the Reverse Split. All fractional shares created by the Reverse Split were rounded to the nearest whole number of common shares, with any fractional interest representing 0.5 or more common shares entitling holders thereof to receive one whole common share.
Effective on the date of the Reverse Split, the exercise price and number of common shares issuable upon the exercise of outstanding stock options were proportionately adjusted to reflect the Reverse Split. While the number of warrants has not changed as a result of the Reverse Split, the conversion rate for each warrant was adjusted from one common share to 0.01667 common share. All information relating to outstanding common shares, stock options and warrants as well as net loss per share, in the current and comparative periods presented herein give effect to the Reverse Split.
2
Material accounting policies

Declaration of compliance
These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. As a result, certain information and notes normally included in annual financial statements prepared in accordance with IFRS, as published by IASB, have been omitted or summarized. These interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the years ended July 31, 2025, and 2024.
These interim condensed consolidated financial statements were approved by the board of directors on March 24, 2026.

Devonian Health Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
January 31, 2026
(Unaudited)
Significant accounting policies
These interim condensed consolidated financial statements were based on the material accounting policies described in the Company’s consolidated financial statements for the year ended July 31, 2025 and 2024.
Use of estimates and judgments
The preparation of these interim condensed consolidated financial statements required management to use judgment, make estimates and make assumptions that affect the application of accounting policies and the carrying value of assets, liabilities, revenues and expenses. Actual results could differ from estimated results. Significant accounting judgments and estimates applied by the Company are presented in the consolidated financial statements for the years ended July 31, 2025 and 2024 and remain unchanged. Estimates and underlying assumptions are reviewed regularly. Any revisions to accounting estimates are recognized in the period in which the estimates are revised and in future periods affected by such revisions.
3
Additional information to the interim condensed consolidated statements of net loss and comprehensive loss

The interim-condensed consolidated statements of net loss and comprehensive loss include the following items for the three-month periods ended:
	Three months ended January 31
	2026 $	2025 $
Research and development expenses – Amortization of property, plant and equipment and right-of-use assets	37,459	77,964
Selling and administrative expenses – Salaries and employer’s contributions	478,282	(259,436)
Selling and administrative expenses – Stock-based compensation	538,181	215,000
Research and development expenses – Salaries and employer’s contributions	80,531	155,292
Cost of sales – Profit sharing & royalties	61,940	906,038
Cost of sales – Cost of inventories	283,588	5,249,808
Cost of sales – Logistic expenses	108,224	47,206
Cost of sales – Amortization of intangible assets	766	11,615
The interim-condensed consolidated statements of net loss and comprehensive loss include the following items for the six-month periods ended:
	Six months ended January 31
	2026 $	2025 $
Research and development expenses – Amortization of property, plant and equipment and right-of-use assets	74,857	155,494
Selling and administrative expenses – Salaries and employer’s contributions	1,152,002	156,847
Selling and administrative expenses – Stock-based compensation	538,181	610,833
Research and development expenses – Salaries and employer’s contributions	168,011	284,622
Cost of sales – Profit sharing & royalties	165,389	2,071,222
Cost of sales – Cost of inventories	667,479	8,138,341
Cost of sales – Logistic expenses	142,249	126,449
Cost of sales – Amortization of intangible assets	1,532	23,230

Devonian Health Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
January 31, 2026
(Unaudited)
4
Accounts receivable

	January 31, 2026 $	July 31, 2025 $
Trade	465,574	475,884
Sales taxes	93,022	579,392
Interest receivable	8,968	78,483
	567,564	1,133,759

5
Accounts payable

	January 31, 2026 $	July 31, 2025 $
Suppliers	690,766	4,356,518
Accrued expenses	657,326	2,079,154
Salaries, payroll deductions and contributions	161,006	97,930
	1,509,098	6,533,602

6
Share capital

As disclosed in note 1(b) the 1-for-60 Reverse Split effective on January 22, 2026, has been applied retrospectively herein.
Description of authorized share capital
Unlimited common shares without nominal or par value.
	January 31, 2026 $	July 31, 2025 $
Share capital issued and subscribed
2,765,729 common shares (July 31, 2025 – 2,470,376)	31,399,122	29,838,321
Nil common shares subscribed (July 31, 2025 – 66,667)	—	600,000
	31,399,122	30,438,321
On August 7, 2025, the Company completed a private placement by issuing 262,559 units at a price of $9.00 per unit for gross proceeds of $2,363,000. Each unit consists of one common share and sixty share purchase warrants. Each warrant allows its holder to acquire 1/60 common share, at a price of $0.20 (60 warrants for one common share), until August 7, 2027.
The related issuance costs of $43,366 were proportionately split between share capital and warrants and recognized as a reduction in their respective initial value.
The fair value of the 262 559 shares issued was estimated at $1,386,235 using the residual method. The fair value of the 15,753,332 warrants issued was estimated at $933,399 using the Black-Scholes valuation model and the following assumptions:
Risk-free interest rate	3.75%
Average expected duration	2 years
Expected volatility	149%
1/60 of share price	$0.15
Expected dividend	$nil

Devonian Health Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
January 31, 2026
(Unaudited)
On October 22, 2025, the Company completed a non-brokered private placement for aggregate gross proceeds of $334,500. The Offering consisted of the issuance of 32,794 units of the Corporation at a price of $10.20 per Unit. Each Unit consists of one common share of the Corporation and sixty Share purchase warrants. Each Warrant entitles the holder thereof to purchase 1/60 common Share at an exercise price of $0.17 (60 warrants for one common share) for a period of 24 months from the date of issuance thereof.
The related issuance costs of $32,603 were proportionately split between share capital and warrants and recognized as a reduction in their respective initial value.
The fair value of the 32,794 shares issued was estimated at $174,566 using the residual method. The fair value of the 1,967,649 warrants issued was estimated at $127,331 using the Black-Scholes valuation model and the following assumptions:
Risk-free interest rate	3.56%
Average expected duration	2 years
Expected volatility	153%
1/60 of share price	$0.17
Expected dividend	$nil

7
Stock option plan

On December 19, 2025, the Company granted 57,225 stock options of at an exercise price of $11.40 for a period of ten years from the grant date. Of those options, 46,629 were granted to independent directors of the Company and 2,500 to a consultant and are exercisable on the grant date.
Of the remaining 8,096 options, 6,430 were granted to employees of the Company (of which 684 were granted to an officer of the Company) and 1,666 were granted to a research and development consultant. 2,024 of these 8,096 options are exercisable on the grant date while the other 6,072 vest in equal instalments over a period of 3 years at the grant anniversary date.
The fair value of these stock options was estimated at $602,064 based on the Black Scholes valuation model and using the following assumptions:
Risk-free interest rate	3.89%
Average expected duration	5 years
Expected volatility	154%
1/60 of share price	$0.19
Expected dividend	$nil
The following table summarizes the situation of the Company’s Stock Option Plan and the changes incurred during the six-month period ended January 31, 2026, and for the twelve-month period ended July 31, 2025.
	Six months ended January 31, 2026		Twelve months ended July 31, 2025
	Number	Weighted average exercise price $	Number	Weighted average exercise price $
Outstanding – Beginning of the period	364,615	13.89	276,462	15.60
Options expired	—		(13,893)	12.92
Options granted to directors and members of management	47,313	11.40	96,213	10.20
Options granted to employees and consultants	9,912	11.40	5,833	9.00
Outstanding – End of the period	421,840	13.55	364,615	13.89
Options exercisable – End of the period	390,937	13.25	339,784	13.53
Weighted average fair value of the options granted during the period		10.52		7.20

Devonian Health Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
January 31, 2026
(Unaudited)
The following table summarizes information about the options outstanding and exercisable as at January 31, 2026:
Exercise price $	Number of options outstanding	Number of options exercisable	Weighted average remaining contractual life January 31, 2026
7.20	12,527	12,527	4.91 years
7.50	62,758	62,758	7.84 years
8.70	8,333	5,833	8.35 years
9.00	94,771	84,105	7.53 years
9.60	54,975	54,975	8.69 years
11.40	82,820	76,748	9.63 years
12.00	13,082	13,082	7.12 years
12.60	11,248	11,248	4.51 years
20.40	833	833	6.94 years
24.00	15,329	15,329	5.80 years
30.00	45,000	33,335	5.90 years
36.00	20,164	20,164	2.44 years
	421,840	390,937

8
Warrants

The following table summarizes information about the Company’s warrants and the changes during the six-month period ended January 31, 2026, and the twelve-month period ended July 31, 2025, all of which are exercisable:
	Six months ended January 31, 2026		Twelve months ended July 31, 2025
	Number	Weighted average exercise price $	Number	Weighted average exercise price $
Outstanding, beginning of period	4,339,770	0,30	12,941,850	0,24
Issued	17,720,981	0,20	—	—
Expired	(2,452,007)	0,31	(8,602,080)	0,20
Outstanding, end of period	19,608,744	0,19	4,339,770	0,30
The issuance of warrants in the six-month period ended January 31, 2026 is related to the private placements described in Note 6. As a result of the Reverse Split, as disclosed in note 1(b), the warrant holder must exercise 60 warrants to receive one common share.
The following table summarizes information about outstanding warrants as at January 31, 2026 and July 31, 2025:
	Warrants outstanding as at January 31, 2026
Exercise price $	Number of warrants outstanding	Average remaining contractual life
0.17 to 0.20	19,212,979	0,11 to 1,73 years
0.52 to 0.69	355,766	0,01 to 1,16 years
0.95	39,999	0,62 year
	19,608,744

Devonian Health Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
January 31, 2026
(Unaudited)
	Warrants outstanding as at July 31, 2025
Exercise price $	Number of warrants outstanding	Average remaining contractual life
0.20 – 0.28	3,764,727	0.08 – 0.62 years
0.52 – 0.69	535,044	0.01 – 1.67 years
0.95	39,999	1.13 year
	4,339,770

9
Financial expenses

Financial expenses are as follows, for the three-month and six-month periods ended:
	Three months ended January 31		Six months ended January 31
	2026 $	2025 $	2026 $	2025 $
Interest expenses and bank charges	2,162	3,552	4,215	6,562
Interest on long-term debt	—	45,065	—	129,201
Interest on lease liability	2,484	2,371	4,344	4,956
Amortization of deferred financial fees		48,219	—	84,383
	4,646	99,207	8,559	225,102

10
Net loss and comprehensive loss per share

The following table provides the weighted average number of shares used to calculate the basic loss per share for the three-month and six-month periods ended:
	Three months ended January 31		Six months ended January 31
	2026	2025	2026	2025
Weighted average number of shares used to calculate the basic loss per share	2,765,729	2,470,376	2,764,659	2,470,376
Items excluded from the calculation of diluted loss per share:
Stock options	421,840	343,140	421,840	343,140
Warrants (60 warrants for one share)	326,812	212,331	326,812	212,331
For the three-month and six-month periods ended, January 31, 2026, and 2025, the impacts of the warrants and stock options were excluded from the calculation of diluted loss per share as they would have an anti-dilutive effect.

Devonian Health Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
January 31, 2026
(Unaudited)
11
Details of consolidated statements of cash flows

Changes in non-cash working capital
The changes in non-cash working capital items for the six-month periods ended January 31, 2026, and 2025 are as follows:
	Six months ended January 31
	2026 $	2025 $
Accounts receivable	566,195	492,284
Tax credits receivable	146,249	—
Inventories	19,663	(43,132)
Prepaid expenses	(35,371)	(116,513)
Interest reserve	—	160,000
Deferred financing fees	(138,158)	—
Accounts payable	(5,024,505)	(665,883)
Income tax payable	(33,229)	894,252
	(4,499,156)	721,008

12
Related party transactions

The principal executives are the Chairman and CEO of the Company, the President of the subsidiary Altius, the Chief Financial Officer, the Executive Vice-President Strategy and the Directors. During the six- month period ended January 31, 2026, the Company has paid its principal executives a total remuneration of $1,409,160 (2025 — $1,496,610), which has been recognized in administrative expenses and of which the main components are:
	Six months ended January 31
	2026 $	2025 $
Included in selling and administrative expenses
Salaries and benefits	502,677	815,177
Director fees	75,000	—
Severance	300,000
Stock-based compensation (note 10)	497,733	610,833
	1,375,410	1,426,010
Included in research and development expenses
Salaries and benefits	33,750	67,500
Consulting fees	—	3,100
	33,750	70,600
Included in accounts payable
Accrued salaries and expense reimbursements	94,593	18,462
Consulting fees	42,841	—
	137,434	18,462

Devonian Health Group Inc.
Notes to Interim Condensed Consolidated Financial Statements
January 31, 2026
(Unaudited)
13
Segment information

The Company is currently operating in a single reportable operating segment in Canada, which is the pharmaceutical sector.
The following table details the disaggregation of distribution revenues during the financial periods:
	Three months ended January 31		Six months ended January 31
	2026 $	2025 $	2026 $	2025 $
Pantoprazole Magnesium	529,606	191,567	1348,402	576,522
Cléo-35®	130,503	112,498	228,778	149,839
Dexlansoprazole	(172,285)	8,523,564	(37,113)	14,222,049
	487,824	8,827,629	1,540,067	14,948,410
After the expiry of the distribution agreement for Dexlansoprazole in April 2025 the Company no longer has sales of the product. The Dexlansoprazole sales amounts recorded in the periods ended January 31, 2026, relate to true up of program allowance accruals and other similar charges presented as reduction of sales. Pantoprazole Magnesium distribution agreement will expire in April 2026. The Company expects to no longer sell Pantoprazole Magnesium after April 2026. Cléo-35 continues to be sold.
14
Economic dependence

During the three-month period ended January 31, 2026, the Company realized 37% (2025 — 37%) of its revenues from one client and 97% (2025 — 96%) of its purchases of inventories from one supplier.
During the six-month period ended January 31, 2026, the Company realized 37% (2025 — 40%) of its revenues from one client and 98% (2025 — 95%) of its purchases of inventories from one supplier.
15
Subsequent events

On February 2, 2026, the Company granted 25,000 stock options to an officer. Each option entitles the holder to purchase one common share at an exercise price of $11.50, for a period of ten years from the grant date. Those options are exercisable on the grant date.
On February 11, 2026, the Company granted a total of 52,000 stock options to four consultants. Each option entitles the option holders to purchase one common share of the Company, at an exercise price of $11.90. Those stock options are also exercisable on the grant date, and for a period of ten years.
On February 12, 2026, 333,334 warrants were exercised at a price of $0.20 per warrant. As a result of the Reverse Split, as mentioned in the note 1 (b), the conversion rate for each warrant was adjusted from one common share to 0.01667 common share. Following the exercise of these 333,334 warrants, 5,555 common shares were issued.
On March 9, 2026, and March 13, 2026, 200,000 and 375,000 warrants were respectively exercised at a price of $0.20 per warrant for total gross proceeds of $115,000. As a result of the Reverse Split, as mentioned in the note 1 (b), the conversion rate for each warrant was adjusted from one common share to 0.01667 common share. Following the exercise of these warrants, 9,582 common shares were issued.

Up to 1,875,000 Common Units, Each Consisting of a Common Share and
a Warrant to Purchase One Common Share
Devonian Health Group Inc.

PRELIMINARY PROSPECTUS

ThinkEquity
                 , 2026
Through and including                  , 2026 (the 25th day after the date of this Prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 6.   Indemnification of Directors and Officers.
Under the CBCA, a company may indemnify a present or former director or officer of the company or another individual who acts or acted at the company’s request as a director or officer (or in a similar capacity), of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding, or a proceeding, in which the individual is involved because of that association with the company or other entity. A company may not indemnify an individual unless the individual (i) acted honestly and in good faith with a view to the best interests of the company, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the company’s request and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that such person’s conduct was lawful. The aforementioned individuals are entitled to the indemnification described above from the company if they were not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and if the individual fulfills conditions (i) and (ii) above. A company may advance money to a director, officer or other individual for the costs, charges and expenses of a Proceeding; however, the individual shall repay the money if the individual does not fulfill the conditions set out in (i) and (ii) above. The indemnification or the advance of any money may be made in connection with a derivative action only with court approval and only if the conditions in (i) and (ii) above are met.
Under the CBCA, a company may purchase and maintain insurance for the benefit of any of the aforementioned individuals against any liability incurred by the individual in their capacity as a director or officer of the company, or in their capacity as a director or officer, or similar capacity, of another entity, if the individual acted in such capacity at the company’s request. The foregoing description is qualified in its entirety by reference to the full text of the CBCA.
On          , we entered into agreements with our directors and certain officers (each an “Indemnitee” under such agreements) to indemnify the Indemnitee, to the fullest extent permitted by law and subject to certain limitations, against all liabilities, costs, charges and expenses reasonably incurred by an Indemnitee in an action or proceeding to which the Indemnitee was made a party by reason of the Indemnitee being an officer or director of (i) our company or (ii) an organization of which our company is a shareholder or creditor if the Indemnitee serves such organization at our request.
We maintain insurance policies relating to certain liabilities that our directors and officers may incur in such capacities.
Item 7.   Recent sales of unregistered securities.
During the past three years, we have issued and sold the following securities without registering such securities under the Securities Act. We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on (i) Regulation S under the Securities Act regarding sales by an issuer in offshore transactions or (ii) Rule 701 under the Securities Act with respect to compensatory securities issued pursuant to equity compensation arrangements to individuals domiciled in the United States.

Issue Date	Number and Class of Securities	Issue Price or Exercise Price per Security (CAD$)
August 24, 2022	16,248 Stock Options	$30.00
September 14, 2022	667 Common Shares(2)	$45.00
September 14, 2022	39,999 Common Share purchase warrants(3)	$0.95
September 19, 2022	1,464 Common Shares(4)	$24.00
September 19, 2022	87,840 Common Share purchase warrants(5)	$0.52
December 8, 2022	4,236 Common Shares(1)	$9.00
December 13, 2022	2,778 Common Shares(1)	$9.00
December 20, 2022	50,000 Common Shares(1)	$9.00
January 5, 2023	27,153 Common Shares(1)	$9.00
January 6, 2023	2,500 Stock Options	$20.40
January 6, 2023	16,666 Stock Options	$30.00
January 26, 2023	833 Common Shares(7)	$7.20
April 27, 2023	1,559 Common Shares(4)	$31.80
April 27, 2023	93,564 Common Share purchase warrants(5)	$0.69
May 11, 2023	12,917 Stock Options(14)	$12.00
June 6, 2023	133,296 Common Shares(8)	$9.00
June 6, 2023	7,997,765 Common Share purchase warrants(9)	$0.20
September 1, 2023	37,879 Common Shares(10)	$13.20
September 1, 2023	2,272,727 Common Share purchase warrants(11)	$0.28
December 4, 2023	62,759 Stock Options(15)	$7.50
February 21, 2024	51,409 Stock Options(16)	$9.00
February 29,2024	833 Stock Options(19)	$12.60
March 13, 2024	24,867 Common Shares(12)	$9.00
March 13, 2024	1,492,000 Common Share purchase warrants(13)	$0.20
June 20, 2024	8,333 Stock Options	$8.70
October 8, 2024	54,976 Stock Options(17)	$9.6
December 23, 2024	25,595 Stock Options(18)	$11.40
June 10, 2025	21,475 Stock Options	$9.00
August 7, 2025	262,559 Common Shares(20)	$9.00
August 7, 2025	15,753,332 Common Share purchase warrants(20)	$0.20
October 22, 2025	32,794 Common shares(21)	$10.20
October 22, 2025	1,967,649 Common Share purchase warrants(21)	$0.17
December 19, 2025	57,225 Stock Options(22)	$11.40
February 2, 2026	25,000 Stock Options	$11.50
February 11, 2026	52,000 Stock Options(23)	$11.90
February 12, 2026	333,334 Common Share purchase warrants(24)	$0.20
March 9, 2026	200,000 Common Share purchase warrants(25)	$0.20
March 13, 2026	375,000 Common Share purchase warrants(26)	$0.20

(1)
Common Shares issued upon the exercise of Common Share purchase warrants.

(2)
Common Shares issued upon conversion of convertible debentures.

(3)
Common Share purchase warrants issued upon conversion of convertible debentures. Each warrant entitles the holder to purchase 1/60 of a Common Share (60 warrants for one Common Share).

(4)
Common Shares issued in settlement of interests owed to holders of convertible debentures.

(5)
Common Share purchase warrants issued in settlement of interests owed to holders of convertible debentures. Each warrant entitles the holder to purchase 1/60 of a Common Share (60 warrants for one Common Share).

(6)
Common Shares issued following the conversion of all issued and outstanding multiple voting shares of the Company.

(7)
Common Shares issued upon the exercise of Stock Options granted under the Option Plan.

(8)
Common Shares issued upon closing of the June 2023 non-brokered private placement.

(9)
Common Share purchase warrants issued upon closing of June 2023 non-brokered private placement. Each warrant entitles the holder to purchase 1/60 of a Common Share (60 warrants for one Common Share).

(10)
Common Shares issued upon closing of the September 2023 non-brokered private placement.

(11)
Common Share purchase warrants issued upon closing of the September 2023 non-brokered private placement. Each warrant entitles the holder to purchase 1/60 of a Common Share (60 warrants for one Common Share).

(12)
Common Shares issued upon closing of the March 2024 non-brokered private placement

(13)
Common Shares purchase warrants issued upon closing of the March 2024 non-brokered private placement. Each warrant entitles the holder to purchase 1/60 of a Common Share (60 warrants for one Common Share).

(14)
Among these 12,917 Stock Options, 2,500 Stock Options were granted to individuals domiciled in the United States.

(15)
Among these 62,759 Stock Options, 61,093 Stock Options were granted to individuals domiciled in the United States

(16)
Among these 51,409 Stock Options, 48,910 Stock Options were granted to individuals domiciled in the United States

(17)
Among these 54,976 Stock Options, 18,519 Stock Options were granted to individuals domiciled in the United States

(18)
Among these 25,595 Stock Options, 10,238 Stock Options were granted to individuals domiciled in the United States

(19)
These 833 Stock Options were granted to individuals domiciled in the United States

(20)
Units issued upon close of an August 2025 non-brokered private placement. Each Unit consists of one Common Share and sixty warrants. Each warrant entitles the holder to purchase 1/60 of a Common Share (60 warrants for one Common Share).

(21)
Units issued upon close of an October 2025 non-brokered private placement. Each Unit consists of one Common Share and sixty warrants. Each warrant entitles the holder to purchase 1/60 of a Common Share (60 warrants for one Common Share).

(22)
Among these 57,225 Stock Options, 12,164 Stock Options were granted to individuals domiciled in the United States.

(23)
Among these 52,000 Stock Options, 20,000 Stock Options were granted to individuals domiciled in the United States.

(24)
TJMB Capital, Inc. exercised 333,334 Common Share purchase warrants for 5,555 Common Shares for an aggregate price of $66,660.

(25)
Pierre Nolet exercised 200,000 Common Share purchase warrants for 3,333 common shares for an aggregate price of $40,000.

(26)
Michel Dufault and Johanne Talbot exercised 375,000 warrants for 6,249 common shares for an aggregate price of $75,000.

For further details, refer to the Financial Statements section of this registration statement.
Item 8.   Exhibits and Financial Statement Schedules.
(a)
The following documents are filed as part of this registration statement:

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Articles of Amalgamation of Devonian Health Group Inc.
3.2*	Amendment to Articles of Amalgamation dated October 4, 2024
3.3*	Amendment to Articles of Amalgamation dated December 20, 2024
3.4**	Articles of Amendment dated January 1, 2026
3.5*	By-Laws of Devonian Health Group Inc.
4.1*	Form of Underwriter Warrant (included in Exhibit 1.1)
4.2**	Form of Warrant Agency Agreement for Warrants
4.3**	Form of Warrant (included in Exhibit 4.2)
5.1**	Opinion of Stein Monast LLP
5.2**	Opinion of Dorsey & Whitney LLP
8.1**	Tax Opinion of Dorsey & Whitney LLP
10.1*	Consulting and Advisory Services Agreement dated December 5, 2024 between Devonian Health Group Inc. and DB BioPharma Consulting LLC

Exhibit No.	Description
10.2*	Material Contracts
21.1*	List of Subsidiaries of Devonian Health Group Inc.
23.1**	Consent of MNP LLP
23.2**	Consent of Stein Monast LLP (included in Exhibit 5.1)
23.3**	Consent of Dorsey & Whitney LLP (included in Exhibits 5.2 and 8.1)
23.4	Consent of Spinnaker Life Sciences Strategy Consulting LLC
24.1**	Power of Attorney (included on signature page of the Registration Statement on Form F-1 filed with the Commission on , 2026)
99.1**	Representation pursuant to Item 8.A.4 of Form 20-F
107**	Filing Fee Table

*
Previously filed.

**
To be filed by amendment.

†
Portions of this exhibit have been omitted in accordance with the rules of the SEC. Devonian Health Group Inc. agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

Item 9.   Undertakings.
The undersigned registrant hereby undertakes to provide to the Underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes:
(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.
To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

iii.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)
To file a post-effective amendment to the registration statement to include any financial statements required by “Item 8.A.of Form 20-F (17 CFR 249.220f)” at the start of any delayed offering or throughout a continuous offering.

(5)
That, for the purpose of determining liability under the Securities Act to any purchaser: if the registrant is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use

(6)
For the purposes of determining liability under the Securities Act of 1933 to any purchaser in the initial distributions of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(7)
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Montmagny, Province of Québec, Canada, on this             day of         , 2026.
DEVONIAN HEALTH GROUP INC.
By:

Andre P. Boulet, PhD
Chief Executive Officer

POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Andre Boulet and Dennis Turpin as his or her true and lawful attorneys-in-fact, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including post-effective amendments) to this registration statement and to sign a registration statement pursuant to Section 462(b) of the Securities Act of 1933, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:
SIGNATURE	TITLE	DATE
Andre P. Boulet	Chief Executive Officer (Principal Executive Officer) and Director
Dennis Turpin	Chief Financial Officer (Principal Financial and Accounting Officer) and Director
Luc Buisson	Director
Louis Flamand	Director
Kathryn J. Gregory	Director
Pierre Labbé	Director
Josh Muntner	Director
Kira Sheinerman	Director

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Devonian Health Group Inc., has signed this registration statement on            , 2026.
Authorized United States Representative
Name: Josh Muntner
Title: Authorized Representative in the United States